As filed with the Securities and Exchange Commission on February 1, 2007

Registration No. 333-140228

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

AIRCASTLE LIMITED

(Exact name of registrant as specified in its charter)

Bermuda	7359	98-0444035
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

c/o Aircastle Advisor LLC
300 First Stamford Place
5th Floor
Stamford, Connecticut 06902
(203) 504-1020

(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

David Walton, Esq.
Chief Operating Officer and General Counsel
c/o Aircastle Advisor LLC
300 First Stamford Place
5th Floor
Stamford, Connecticut 06902
(203) 504-1020

(Name, Address, Including Zip Code, and Telephone
Number, Including Area Code, of Agent For Service)

Copies to:

Joseph A. Coco, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036-6522 (212) 735-3000	Edward F. Petrosky, Esq. J. Gerard Cummins, Esq. Sidley Austin LLP 787 Seventh Avenue New York, New York 10019 (212) 839-5300

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering.

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities, in any state or jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated February 1, 2007

Prospectus

13,500,000 shares

Aircastle Limited

Common shares

Aircastle Limited is offering 13,500,000 common shares in this offering. After this offering, funds managed by affiliates of Fortress Investment Group LLC will beneficially own approximately 62.0% of Aircastle’s common shares. These funds are not selling any shares in this offering.

Aircastle’s common shares are listed on the New York Stock Exchange under the symbol ‘‘AYR’’. The closing sale price of our common shares on the New York Stock Exchange on January 31, 2007, was $30.06 per share.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to Aircastle (before expenses)	$	$

We have granted the underwriters a 30-day option to purchase up to 2,025,000 additional common shares at the public offering price less underwriting discounts and commissions for the purpose of covering over-allotments, if any.

Investing in our common shares involves a high degree of risk. See ‘‘Risk Factors’’ beginning on page 11.

Neither the Securities and Exchange Commission, state securities regulators, the Minister of Finance and the Registrar of Companies in Bermuda, the Bermuda Monetary Authority nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares against payment in New York, New York on         , 2007.

JPMorgan	Bear, Stearns & Co. Inc.	Citigroup
Goldman, Sachs & Co.	Morgan Stanley	Jefferies & Company

                 , 2007

We have not authorized anyone to provide you with different information or to make representations as to matters not stated in this prospectus. You must not rely on unauthorized information. This prospectus may be used only where it is legal to sell these securities. The information in this prospectus is only accurate on the date of this prospectus.

Consent under the Exchange Control Act 1972 (and its related regulations) has been obtained from the Bermuda Monetary Authority for the issue and transfer of our common shares to and between non-residents of Bermuda for exchange control purposes, provided our shares remain listed on an appointed stock exchange, which includes the New York Stock Exchange, or NYSE. This prospectus will be filed with the Registrar of Companies in Bermuda in accordance with Bermuda law. In granting such consent and in accepting this prospectus for filing, neither the Bermuda Monetary Authority nor the Registrar of Companies in Bermuda accepts any responsibility for our financial soundness or the correctness of any of the statements made or opinions expressed in this prospectus.

Prospectus Summary

This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the section entitled ‘‘Risk Factors’’ and our financial statements and the related notes included elsewhere in this prospectus, before making an investment decision to purchase common shares. Unless the context suggests otherwise, references in this prospectus to ‘‘Aircastle,’’ the ‘‘Company,’’ ‘‘we,’’ ‘‘us,’’ and ‘‘our’’ refer to Aircastle Limited and its subsidiaries. References in this prospectus to ‘‘AL’’ refer only to Aircastle Limited. References in this prospectus to ‘‘Aircastle Bermuda’’ refer to Aircastle Holding Corporation Limited and its subsidiaries. References in this prospectus to ‘‘Fortress’’ refer to Fortress Investment Group LLC, affiliates of which manage the Fortress funds, and certain of its affiliates and references to the ‘‘Fortress funds’’ refer to AL shareholders which are managed by affiliates of Fortress. Throughout this prospectus, when we refer to our aircraft, we include aircraft that we have transferred into grantor trusts or similar entities for purposes of financing such assets through securitization. These grantor trusts or similar entities are consolidated for purposes of our financial statements. All amounts in this prospectus are expressed in U.S. dollars and the financial statements have been prepared in accordance with U.S. generally accepted accounting principles (‘‘GAAP’’).

Aircastle Limited

We are a global company that acquires and leases high-utility commercial jet aircraft to passenger and cargo airlines throughout the world. High-utility aircraft are generally modern, operationally efficient jets with a large operator base and long useful lives. As of September 30, 2006, our aircraft portfolio consisted of 65 aircraft that were leased to 32 lessees located in 23 countries and managed through our offices in the United States, Ireland and Singapore. All of our aircraft are subject to net operating leases whereby the lessee is generally responsible for maintaining the aircraft and paying operational and insurance costs although, in a majority of cases, we are obligated to pay a portion of specified maintenance or modification costs. We also make investments in other aviation assets, including debt securities secured by commercial jet aircraft. As of January 31, 2007, we had acquired and committed to acquire aviation assets having an aggregate purchase price equal to $1.9 billion and $1.8 billion, respectively, for a total of approximately $3.7 billion, including our commitment to acquire 38 aircraft from affiliates of Guggenheim Aviation Fund, LP, or GAIF. See ‘‘Recent Developments — Guggenheim.’’ Our revenues and income from continuing operations for the nine months ended September 30, 2006 were $128.2 million and $28.0 million, respectively.

We expect to benefit from the size and growth of the commercial aircraft market and to increase our revenues and earnings by acquiring additional aviation assets. The current worldwide commercial aircraft fleet consists of more than 17,000 aircraft with an aggregate estimated value in excess of $360 billion and is expected to grow at a compound annual growth rate of 5.5% to a total value of $620 billion through 2016. The market is highly fragmented, with over 1,800 owners. Operating lessors, including us, own approximately 30.9% of the global fleet. The continued growth in air traffic, driven in large part by emerging markets with strong economic growth and rising levels of per capita air travel, has increased the demand, and lease rates, for certain high-utility aircraft types.

On January 22, 2007, we entered into an Asset Purchase Agreement, which we refer to as the Acquisition Agreement, with affiliates of GAIF pursuant which we agreed to acquire 38 aircraft for an aggregate base purchase price of approximately $1.595 billion, subject to certain agreed adjustments. The aircraft we will acquire under the Acquisition Agreement are scheduled to be delivered to us between January 2007 and February 2009, with 28 of these aircraft scheduled for delivery in 2007.  Four of the aircraft are Boeing Model 747-400ERF freighter aircraft to be delivered new from the manufacturer, seven are Boeing Model 747-400 aircraft converted or to be converted from passenger to freighter specification and one is a McDonnell Douglas Model MD11SF. The remaining 26 aircraft are passenger aircraft. We refer to this acquisition in this prospectus as the Aircraft Acquisition.

We intend to pay regular quarterly dividends to our shareholders. We plan to grow our dividends per share through the acquisition of additional aviation assets using cash on hand and available credit facilities. We expect to finance our acquisitions on a long-term basis using low-cost, non-recourse securitizations. Securitizations allow us to raise long-term capital by pledging cash flows of an asset pool, such as aircraft leases. In June 2006, we closed our first securitization which we refer to as Securitization No. 1, a $560 million transaction comprising 40 aircraft and related leases which we refer to as Portfolio No. 1.

The table below is a summary of our dividend history. These dividends may not be indicative of the amount of any future dividends.

Dividend Period	Pay Date	Dividend Per Share ($)	Total Dividend ($ in thousands)
Three months ended June 30, 2006	July 31, 2006	$0.35	$14,367
Three months ended September 30, 2006	November 15, 2006	$0.35	$16,395	(1)
Three months ended December 31, 2006	January 15, 2007	$0.4375	$22,584

(1)	Dividends for the three months ended September 30, 2006 were paid in two installments. A dividend of $0.156 per share was paid on August 15, 2006 for the period July 1, 2006 to August 12, 2006 for the period prior to our initial public offering. A dividend of $0.194 per share was paid on November 15, 2006 for the period after our initial public offering.

Competitive Strengths

We believe that the following competitive strengths will allow us to capitalize on the growth opportunities in the global aviation industry:

•	Diversified portfolio of high-utility aircraft. We have a portfolio of 65 high-utility aircraft, as of September 30, 2006, that is diversified with respect to geographic markets, lease maturities and aircraft type. Our lease expirations are well dispersed, with a weighted average remaining lease term of 3.8 years for aircraft we owned at September 30, 2006, and only 10 of these aircraft require re-deployment within the next 12 months. We believe that our focus on portfolio diversification reduces the risks associated with individual lessee defaults and adverse geopolitical or economic issues and results in generally predictable cash flows.

•	Disciplined acquisition approach and broad sourcing network. We evaluate the risk-adjusted return of any potential acquisition first as a discrete investment and then from a portfolio management perspective. To evaluate potential acquisitions, we employ a rigorous due diligence process focused on: (i) cash flow generation with careful consideration of macro trends, industry cyclicality and product life cycles; (ii) aircraft specifications and maintenance condition; (iii) when applicable, lessee credit worthiness and the local jurisdiction’s rules for enforcing a lessor’s rights; and (iv) legal and tax implications. We source our acquisitions through well-established relationships with airlines, other aircraft lessors, financial institutions and other aircraft owners.

•	Scaleable business platform. We operate globally through offices in the United States, Ireland and Singapore, using a modern asset management system designed specifically for aircraft operating lessors and capable of handling a significantly larger aircraft portfolio. We believe that our facilities, systems and personnel currently in place are capable of supporting an increase in our revenue base and asset base without a proportional increase in overhead costs.

•	Experienced management team with significant technical expertise. Our management team has significant experience in the acquisition, leasing, financing, technical management, restructuring/repossession and sale of aviation assets.

•	Innovative long-term debt financing structure. We closed Securitization No. 1 on June 15, 2006. We structured the securitization to provide for the release to us during the first five years of the cash flows attributable to the underlying leases after payment of expenses, interest and scheduled principal payments.

Growth Strategy

We plan to grow our business and increase our dividends per share by employing the following business strategies:

•	Selectively acquire commercial jet aircraft and other aviation assets. We believe the large and growing aircraft market provides significant acquisition opportunities. We plan to leverage our experience to make opportunistic acquisitions of other asset-backed aviation assets, including debt securities secured by aviation assets and other non-aircraft aviation assets. As of January 31, 2007, we had acquired or committed to acquire approximately $3.7 billion in aviation assets in 44 separate transactions.

•	Reinvest amounts approximately equal to non-cash depreciation expense in additional aviation assets. Through our strategy of reinvesting amounts approximately equal to non-cash depreciation expense, we will seek to maintain our asset base and grow our dividends.

•	Maintain an efficient capital structure. We expect to finance acquisitions on a long-term basis using aircraft lease portfolio securitizations. We believe that our long-term debt structure and dividend payment strategy result in a low cost of capital and a high degree of financial flexibility, allowing us to grow our business and dividends.

Industry Trends

The following industry dynamics create a favorable environment in which to expand our business, including:

•	Large and growing commercial aircraft fleet. The current worldwide commercial aircraft fleet consists of more than 17,000 aircraft with an aggregate estimated value in excess of $360 billion. According to The Airline Monitor, the worldwide commercial aircraft fleet, excluding in-production regional jets, is expected to increase to approximately 24,600 aircraft by 2016.

•	Increasing use of operating leases. The high cost of aircraft fleet renewal and expansion, and the competitive environment of the commercial airline industry have led many airlines to outsource aircraft ownership to operating lessors like us. Over the last ten years, the percentage of the global commercial aircraft fleet owned by operating lessors increased from

18.8% to 30.9%, while the percentage owned by airlines declined from 55.1% to 48.1%. Operating leasing is an attractive alternative to ownership for airlines because leasing (i) increases fleet flexibility, (ii) requires a lower capital commitment and (iii) significantly reduces aircraft residual value risk.

•	Increasing air traffic and demand for commercial aircraft. Global passenger and cargo traffic has grown rapidly in recent years, driven by factors such as strong economic growth in developing countries, globalization of supply chains, and liberalization of global aviation markets. According to the IMF World Economic Outlook September 2006, over the next five years global gross domestic product, or GDP, is expected to grow at an average rate of 4.8% per year. Since 1994, for every 1.0% increase in global GDP, passenger and freight traffic have, on average, grown by 1.4% and 1.6%, respectively.

•	Improving lease rates. Following a downturn from 2001 to 2003, the global commercial aviation industry has experienced a broad based recovery of aircraft values and lease rates. The relative increase in lease rates, however, has exceeded the increase in values for certain aircraft types. As a result, lease rate factors, or the ratio between lease rates and current market values, have been increasing for popular aircraft models such as 737 classics, A320s and 767-300ERs. It is possible, however, that higher lease rates could drive demand toward other aircraft models, new aircraft orders or other financing alternatives, and away from operating leasing for one or more of these popular aircraft models.

Recent Developments

Fourth Quarter Financial Results

Revenues for the quarter ended December 31, 2006 were $61.2 million. Of this amount, $58.7 million were aircraft lease rental revenues and $2.5 million was interest income on our debt investments. Fourth quarter aircraft lease rental revenues of $58.7 million included a full quarter of revenue earned on the 65 aircraft owned as of September 30, 2006 and a partial quarter of revenue on the four aircraft purchased during the fourth quarter.

Guggenheim

On January 22, 2007, we entered into the Acquisition Agreement with affiliates of GAIF pursuant to which we agreed to acquire 38 aircraft for an aggregate base purchase price of approximately $1.595 billion, subject to certain agreed adjustments. See ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations—Acquisitions and Dispositions’’.

Fortress

Fortress is a leading global alternative investment management firm founded in 1998 with approximately $29.7 billion of equity capital currently under management. Fortress is headquartered in New York City and has affiliates with offices in Dallas, San Diego, Toronto, London, Rome, Frankfurt, and Sydney. Fortress manages capital for a diverse group of investors, including pension funds, university endowments and foundations, financial institutions, funds-of-funds and high-net-worth individuals. To date, the Fortress funds have contributed approximately $400.0 million in equity capital to us.

Additional Information

We are a Bermuda exempted company and were incorporated on October 29, 2004 under the provisions of Section 14 of the Companies Act 1981 of Bermuda. Our registered office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda, and our principal executive offices are located at c/o Aircastle Advisor LLC, 300 First Stamford Place, 5th Floor, Stamford, Connecticut 06902. Our subsidiaries also maintain offices at 8 Fitzwilliam Place, Dublin 2, Ireland; and 6 Battery Road, #30-00, Singapore, 049909. Our main telephone number is 203-504-1020. Our internet address is www.aircastle.com. Information on our website does not constitute part of this prospectus.

The Offering

Common shares offered by us in this offering	13,500,000 shares

Common shares to be issued and outstanding after this offering	65,130,379 shares

Use of proceeds	We expect to use the net proceeds from this offering to repay approximately $75.0 million of the amount outstanding on our $450.0 million senior secured revolving credit facility, which we refer to as the Revolving Credit Facility, and $315.1 million of the amount outstanding on our $1.25 billion senior secured revolving credit facility, which we refer to as Amended Credit Facility No. 2, and for other general corporate purposes. See ‘‘Use of Proceeds.’’

Dividend policy	On January 15, 2007, we paid a regular quarterly dividend of $0.4375 per common share, or an aggregate of approximately $22.6 million, for the three months ended December 31, 2006, to shareholders of record as of December 29, 2006. These dividends may not be indicative of the amount of any future dividends. We intend to continue to pay regular quarterly dividends to our shareholders. We plan to grow our dividends through the acquisition of additional aviation assets. The payment of dividends is subject to the discretion of our board of directors and will depend on many factors, including restrictions imposed by financing arrangements, our ability to make and finance acquisitions, our ability to negotiate favorable lease and other contractual terms, the financial condition and liquidity of our lessees, unexpected or increased expenses, the level and timing of capital expenditures, principal repayments and other capital needs, the value of our aircraft portfolio, our results of operations, financial condition and liquidity, general business conditions, legal restrictions on the payment of dividends and other factors that our board of directors deems relevant. In any quarterly period, we may pay dividends in excess of net income for such period as determined in accordance with GAAP. See ‘‘Dividend Policy.’’ We expect that our dividends will not be eligible for either the dividends-received deduction for corporate U.S. Holders or treatment as ‘‘qualified dividend income’’ (which is taxable at rates generally applicable to long-term capital gains) for U.S. Holders taxed as individuals.

New York Stock Exchange symbol	‘‘AYR’’

Risk factors	Please read the section entitled ‘‘Risk Factors’’ beginning on page 11 for a discussion of some of the factors you should carefully consider before deciding to invest in our common shares.

Important tax considerations	We expect that we will be treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. In order to avoid possible deferred tax and interest charges under the U.S. Internal Revenue Code and regulations thereunder, you will need to make a ‘‘qualified electing fund,’’ or QEF, election, with respect to your investment in common shares and with respect to each of our PFIC subsidiaries. Investors who are U.S. persons should consult with their tax advisors as to whether or not to make such election and the related consequences and should carefully review the information set forth under ‘‘Material Tax Considerations — Material United States Federal Income Tax Considerations — Consequences to U.S. Holders — Passive Foreign Investment Company Status and Related Tax Consequences’’ for additional information.

The number of common shares to be issued and outstanding after this offering is based on 51,630,379 common shares issued and outstanding as of January 31, 2007, and excludes an additional 2,950,698 common shares which remain available for issuance under our equity and incentive plan. See ‘‘Management — Equity Incentive Plan.’’

Except as otherwise indicated, all information in this prospectus assumes no exercise by the underwriters of their option to purchase an additional 2,025,000 common shares from us to cover over-allotments.

Summary Consolidated Financial Information

The following tables summarize the consolidated financial information for our business. You should read these tables along with ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations,’’ ‘‘Business’’ and our consolidated historical financial statements and the related notes included elsewhere in this prospectus.

We derived the summary historical consolidated statements of operations data and consolidated statements of cash flows data for the period from inception through December 31, 2004 and the year ended December 31, 2005 and the summary historical consolidated balance sheets data as of December 31, 2004 and 2005, set forth below, from our audited consolidated financial statements included elsewhere in this prospectus. AL was incorporated and commenced operations on October 29, 2004. The statements of operations data and consolidated statements of cash flows data for the nine months ended September 30, 2005 and 2006 and the balance sheets data as of September 30, 2006 are derived from our unaudited consolidated interim financial statements included elsewhere in this prospectus. The results for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year.

	Period from October 29, 2004 (Commencement of Operations) Through December 31,	Year Ended December 31,	Nine Months Ended September 30,
	2004	2005	2005	2006
	(Dollars in thousands, except per share data)
Consolidated Statements of Operations Data:
Total revenues	$78	$36,026	$15,337	$128,154
Selling, general and administrative expenses (including non-cash share based payment expense of $249 and $7,729 for the nine months ended September 30, 2005 and 2006, respectively)	1,117	12,595	7,950	21,219
Depreciation	390	14,460	6,644	38,182
Interest (income) expense, net	(9)	7,739	3,217	35,058
Income (loss) from continuing operations	(1,465)	(879)	(3,856)	28,013
Discontinued operations	—	1,107	—	3,399
Net income (loss)	(1,465)	228	(3,856)	31,412
Basic income (loss) per share:
Income (loss) from continuing operations	$(.04)	$(.02)	$(.10)	$.64
Discontinued operations	$—	$.03	$—	$.08
Net income (loss)	$(.04)	$.01	$(.10)	$.72
Diluted earnings (loss) per share:
Income (loss) from continuing operations	$(.04)	$(.02)	$(.10)	$.63
Discontinued operations	$—	$.03	$—	$.08
Net income (loss)	$(.04)	$.01	$(.10)	$.71
Other Operating Data:
EBITDA(1)	(1,054)	22,994	7,017	102,613
Consolidated Statements of Cash Flows Data:
Cash flows provided by operating activities	$4,290	$20,562	$766	$87,433
Cash flows used in investing activities	(97,405)	(742,144)	(198,566)	(820,960)
Cash flows provided by financing activities	93,115	801,525	259,886	692,554

	As of December 31,		As of September 30,
	2004	2005	2006
	(Dollars in thousands)
Consolidated Balance Sheets Data:
Flight equipment held for lease, net of accumulated depreciation	$94,430	$746,124	$1,509,443
Debt securities, available for sale	—	26,907	120,271
Total assets	104,981	967,532	1,808,459
Borrowings under credit facilities	—	490,588	351,226
Borrowings under securitization	—	—	554,733
Repurchase agreements	—	8,665	83,839
Shareholders’ equity(2)	99,235	410,936	648,361
Other Data:
Number of aircraft (at end of period)	3	32	65
Total debt to total capitalization	N/A	54.9%	60.4%

(1)	EBITDA is a measure of operating performance that is not calculated in accordance with GAAP. EBITDA should not be considered a substitute for net income, income from operations or cash flows provided by or used in operations, as determined in accordance with GAAP. EBITDA is a key measure of our operating performance used by management to focus on consolidated operating performance exclusive of income and expense that relate to the financing and capitalization of the business.

We define EBITDA as income (loss) from continuing operations before income taxes, interest expense and depreciation and amortization. We use EBITDA to assess our consolidated financial and operating performance and we believe this non-GAAP measure is helpful in identifying trends in our performance. This measure provides an assessment of controllable expenses and affords management the ability to make decisions which are expected to facilitate meeting current financial goals as well as achieve optimal financial performance. It provides an indicator for management to determine if adjustments to current spending decisions are needed. EBITDA provides us with a measure of operating performance because it assists us in comparing our operating performance on a consistent basis as it removes the impact of our capital structure (primarily interest charges on our outstanding debt) and asset base (primarily depreciation and amortization) from our operating results. Accordingly, this metric measures our financial performance based on operational factors that management can impact in the short-term, namely the cost structure or expenses of the organization. EBITDA is one of the metrics used by senior management and our board of directors to review the consolidated financial performance of the business.

The table below shows the reconciliation of net income (loss) to EBITDA for the nine months ended September 30, 2005 and 2006 and the period from October 29 through December 31, 2004 and the year ended December 31, 2005.

	Period from October 29, 2004 (Commencement of Operations) Through December 31, 2004	Year Ended December 31,	Nine Months Ended September 30,
		2005	2005	2006
	(Dollars in thousands)
Net income (loss)	$(1,465)	$228	$(3,856)	$31,412
Depreciation	390	14,460	6,644	38,182
Amortization(a)	30	734	551	(3,093)
Interest, (income) expense, net	(9)	7,739	3,217	35,058
Income tax provision	—	940	461	4,453
Earnings from discontinued operations, net of taxes	—	(1,107)	—	(3,399)
EBITDA	$(1,054)	$22,994	$7,017	$102,613

(a)	Includes amortization of lease premiums and discounts and excludes amortization of deferred financing costs which are included in interest expense.

(2)	The following table sets forth our capitalization at September 30, 2006 and our capitalization as of such date as adjusted to give effect to this offering at an assumed offering price of $30.06 per share, after deducting the estimated underwriting discounts and commissions and offering expenses payable by us and repayment of certain outstanding amounts under Amended Credit Facility No. 2 and the Revolving Credit Facility using a portion of the net proceeds of this offering.

	Actual	As Adjusted
Borrowings under credit facilities	$351,226	$73,332
Borrowings under securitization	554,733	554,733
Repurchase agreements	83,839	83,839
Common shares	515	650
Additional paid-in capital	629,238	1,019,188
Retained earnings	9,405	9,405
Accumulated other comprehensive income	9,203	9,203
Total shareholders’ equity	648,361	1,038,446
Total capitalization	$1,638,159	$1,750,350

Risk Factors

Investing in our common shares involves a high degree of risk. You should carefully consider the following risk factors, as well as other information contained in this prospectus, before deciding to invest in our common shares. Generally, the risks facing us fall into five categories — Risks Related to Our Business, Risks Related to the Aviation Industry, Risks Related to Our Organization and Structure, Risks Related to this Offering, and Risks Related to Taxation. The occurrence of any of the following risks could materially and adversely affect our business, prospects, financial condition, results of operations and cash flow, in which case, the trading price of our common shares would decline and you could lose all or part of your investment.

Risks Related to Our Business

Risks related to our operations

We have limited operating history and we are therefore subject to the risks generally associated with the formation of any new business.

We were incorporated in October 2004, prior to which we had no operations or assets. We are therefore subject to the risks generally associated with the formation of any new business, including the risk that we will not be able to implement our business strategies. Because of our limited operating history, it will be difficult for investors to assess the quality of our management team and our results of operations, and our financial performance to date may not be indicative of our long-term future performance. Furthermore, due to the lack of comparative annual historical financial statements, investors will find it more difficult to evaluate our performance and assess our future prospects than it would be were such information available. In addition, over our brief history we have incurred net losses of approximately $1.5 million for the period from October 29, 2004 through December 31, 2004, net income of only $228,000 for the year ended December 31, 2005, and net income of approximately $31.4 million for the nine months ended September 30, 2006. We may not be able to maintain and/or increase profitability in the future. In addition, although we have grown substantially since our inception, there can be no assurance that we will be able to continue to effectively integrate acquired aircraft, including significant acquisitions such as the Aircraft Acquisition.

We have significant customer concentration and defaults by one or more of our major customers could have a material adverse effect on our cash flow and earnings and our ability to meet our debt obligations and pay dividends on our common shares.

Lease rental revenue from our four largest customers, US Airways, Inc., Hainan Airlines, Swiss International and Air Europa, accounted for 41% of our total revenue for the nine months ended September 30, 2006. The lease rental revenue, as a percent of our total revenue, for these four customers for that period was approximately 24%, 9%, 4% and 4%, respectively. These customers operate under 17 operating lease agreements that have terms ranging from five months to eight years. In addition, US Airways, Inc. reorganized under Chapter 11 in August 2002 and exited bankruptcy in March 2003. US Airways, Inc. again reorganized in September 2004 and, in September 2005, exited bankruptcy and merged with America West Airlines. The loss of one or more of these customers or their inability to make operating lease payments due to financial difficulties, bankruptcy or otherwise could have a material adverse effect on our cash flow and earnings and our ability to meet our debt obligations and pay dividends on our common shares.

Under our current business model, we will need additional capital to finance our growth, and we may not be able to obtain it on terms acceptable to us, or at all, which may limit our ability to grow and compete in the aviation market.

Continued expansion of our business through the acquisition of additional aircraft and other aviation assets will require additional capital, particularly if we were to accelerate our acquisition plans. Financing may not be available to us or may be available to us only on terms that are not favorable. Furthermore, Amended Credit Facility No. 2 may be used to finance only 65% of the purchase price of the aircraft financed with proceeds from the facility. In addition, the terms of certain of our outstanding indebtedness restrict, among other things, our ability to incur additional debt. Amended Credit Facility No. 2 and the Revolving Credit Facility, subject to certain limited exceptions, each prohibit us from incurring additional recourse debt or guaranteeing the indebtedness of our subsidiaries. If we are unable to raise additional funds or obtain capital on terms acceptable to us, we may have to delay, modify or abandon some or all of our growth strategies. Further, if additional capital is raised through the issuance of additional equity securities, the interests of our then current common shareholders would be diluted. Newly issued equity securities may have rights, preferences or privileges senior to those of our common shares. See ‘‘Description of Share Capital.’’

We may not be able to issue aircraft lease-backed securities on attractive terms, which may require us to seek more costly or dilutive financing for our investments or to liquidate assets.

We intend to continue to finance our aircraft portfolio on a long-term basis through the aircraft securitization market. We primarily use short-term credit facilities to finance the acquisition of aircraft until we accumulate a sufficient quantity, quality and diversity of aircraft, at which time we intend to refinance these facilities through a securitization, such as an issuance of aircraft lease-backed securities, or other long-term financing. As a result, we are subject to the risk that we will not be able to acquire, during the period that our credit facilities are available, a sufficient amount of eligible aircraft to maximize the efficiency of an issuance of aircraft lease-backed securities. We also may not be able to obtain additional credit facilities or may not be able to renew or refinance any of our existing credit facilities should we need more time to acquire aircraft necessary for a long-term securitization financing. In addition, we anticipate refinancing our securitization transactions within five years of closing each such transaction. The inability to renew or refinance our credit facilities may require us to seek more costly or dilutive financing for our aircraft or to liquidate assets. In addition, conditions in the capital markets may make the issuance of aircraft lease-backed securities more costly or otherwise less attractive to us when we do have a sufficient pool of aircraft or during the period of time when we anticipate refinancing a securitization portfolio. We also may not be able to structure any future securitizations to allow for distributions of excess securitization cash flows to us. If we are unable to access the securitization market to finance these assets, we may be required to seek other forms of more costly, dilutive or otherwise less attractive financing or otherwise to liquidate the assets.

An increase in our borrowing costs may adversely affect our earnings and cash available for distribution to our shareholders.

We enter into repurchase agreements to finance a portion of the purchase price of our debt securities. Our repurchase agreements typically have terms to maturity between 2007 and 2008. We utilize credit facilities to finance a portion of the purchase price of our aircraft. Our credit facilities have initial terms to maturity ranging from December 31, 2007, in the case of the Revolving Credit Facility, to December 31, 2008, in the case of Amended Credit Facility No. 2. As our repurchase agreements and credit facilities mature, we will be required to either refinance these instruments by entering into new repurchase agreements or credit facilities, which could result in higher borrowing costs, or repay them by using cash on hand or cash from the sale of our assets.

Our repurchase agreements and credit facilities are primarily LIBOR-based floating-rate obligations and the interest expense we incur will vary with changes in the applicable LIBOR reference rate. As a result, to the extent we are not sufficiently hedged, changes in interest rates may increase our interest costs and may reduce the spread between the returns on our portfolio investments and the cost of our borrowings. An increase in interest rates would adversely affect the market value of our debt investments that are fixed-rate and/or subject them to prepayment or extension risk, which may adversely affect our earnings and cash available for distribution to our shareholders.

As of September 30, 2006, if interest rates were to increase by 1%, we would expect to incur an increase in interest expense on our repurchase agreements of approximately $89,400 on an annualized basis, net of amounts received from our interest rate hedges. Also, as of September 30, 2006, if interest rates were to increase by 1%, we would expect to incur a decrease in annual interest expense on our credit facilities of approximately $1.5 million on an annualized basis, net of amounts received from our interest rate hedges.

Departure of key officers could harm our business and financial results.

Our senior management’s reputations and relationships with lessees and sellers of aircraft are a critical element of our business. We encounter intense competition for qualified employees from other companies in the aircraft leasing industry, and we believe there are only a limited number of available qualified executives in our industry. Our future success depends, to a significant extent, upon the continued service of our senior management personnel, particularly: Ron Wainshal, our Chief Executive Officer; Mark Zeidman, our Chief Financial Officer; and David Walton, our Chief Operating Officer and General Counsel, each of whose services are critical to the successful implementation of our growth strategies. These key officers have been with us as we have substantially grown our operations since the end of 2005 and as a result have been critical to our development. If we were to lose the services of any of these individuals, our business and financial results could be adversely affected. See ‘‘Management.’’

We may not be able to pay or maintain dividends and the failure to do so would adversely affect our share price.

On January 15, 2007, we paid a regular quarterly dividend of $0.4375 per common share, or an aggregate of approximately $22.6 million, for the three months ended December 31, 2006, to shareholders of record as of December 29, 2006. These dividends may not be indicative of the amount of any future dividends. We intend to continue to pay regular quarterly dividends to our shareholders; however, our ability to pay, maintain or expand cash dividends to our shareholders and to execute our dividend payment strategy is subject to the discretion of our board of directors and will depend on many factors, including our ability to make and finance acquisitions, our ability to negotiate favorable lease and other contractual terms, the level of demand for our aircraft, the economic condition of the commercial aviation industry generally, the financial condition and liquidity of our lessees, the lease rates we are able to charge and realize, our leasing costs, unexpected or increased expenses, the level and timing of capital expenditures, principal repayments and other capital needs, the value of our aircraft portfolio, our results of operations, financial condition and liquidity, general business conditions, restrictions imposed by our securitizations or other financing arrangements (including our credit facilities), legal restrictions on the payment of dividends and other factors that our board of directors deems relevant. Some of the factors are beyond our control and a change in any such factor could affect our ability to pay dividends on our common shares. In the future we may not be able to pay or maintain dividends. We also may not be able to maintain our current level of dividends or increase them over time. Increases in demand for our aircraft and operating lease payments may not occur, and may not increase our actual cash available for dividends to our common shareholders. See ‘‘Dividend Policy.’’ The failure to maintain or pay dividends would adversely affect our share price.

We are subject to risks related to our indebtedness that may limit our operational flexibility, our ability to compete with our competitors and our ability to pay dividends on our common shares.

General Risks.    Our indebtedness subjects us to certain risks, including:

•	substantially all of our aircraft leases serve as collateral for our secured indebtedness and the terms of certain of our indebtedness require us to use proceeds from sales of aircraft, in part, to repay amounts outstanding under such indebtedness;

•	we may be required to dedicate a substantial portion of our cash flows from operations, if available, to debt service payments, thereby reducing the amount of our cash flow available to pay dividends, fund working capital, make capital expenditures and satisfy other needs;

•	our failure to comply with the terms of our indebtedness, including restrictive covenants contained therein, may result in additional interest being due or defaults that could result in the acceleration of the principal, and unpaid interest on, the defaulted debt, as well as the forfeiture of the aircraft pledged as collateral; and

•	we are not permitted to pay dividends on our common shares to the extent a default or an event of default exists under the Revolving Credit Facility.

Risks relating to Securitization No. 1.    The terms of Securitization No. 1 require us to satisfy certain financial covenants, including the maintenance of debt service coverage ratios. Our compliance with these covenants depends substantially upon the timely receipt of lease payments from our lessees. In particular, during the first five years from issuance, Securitization No. 1 has an amortization schedule that requires that lease payments be applied to reduce the outstanding principal balance of the indebtedness so that such balance remains at 54.8% of the assumed future depreciated value of the portfolio. If the debt service coverage ratio requirements are not met on two consecutive monthly payment dates in the fourth and fifth year following the closing date of Securitization No. 1, and in any month following the fifth anniversary of the closing date, all excess securitization cash flow is required to be used to reduce the principal balance of the indebtedness and will not be available to us for other purposes, including paying dividends to our shareholders.

In addition, under the terms of Securitization No. 1, certain transactions will require the consent or approval of one or more of the securitization trustees, the rating agencies that rated the Portfolio 1 certificates and the financial guaranty insurance policy issuer for the securitization, including (i) sales of aircraft at prices below certain scheduled minimum amounts or, in any calendar year, in amounts in excess of 10% of the portfolio value at the beginning of that year, (ii) the leasing of aircraft to the extent not in compliance with the lessee and geographic concentration limits, and the other operating covenants, pursuant to the terms of the securitization (iii) modifying an aircraft if the cost thereof would exceed certain amounts or (iv) entering into any transaction between us and the Securitization No. 1 entities not already contemplated in the securitization. Absent the aforementioned consent, which we may not receive, the lessee and geographic concentration limits under Securitization No. 1 will require us to re-lease the aircraft to a diverse set of customers, and may place limits on our ability to lease the 40 aircraft, or Portfolio No. 1, which are the security for Securitization No. 1, to certain customers in certain jurisdictions, even if to do so would provide the best risk-adjusted returns at that time.

Risks relating to our credit facilities. The terms of our credit facilities restrict our ability to:

•	create liens on assets;

•	incur additional indebtedness;

•	sell assets;

•	make certain investments or capital expenditures;

•	engage in mergers, amalgamations or consolidations;

•	engage in certain transactions with affiliates;

•	incur secured indebtedness; and

•	receive payments or excess cash flows from subsidiaries.

Amended Credit Facility No. 2 requires us to make principal payments to the extent that amounts outstanding under the facility exceed 65% of the purchase price or, in the case of a loan that financed the acquisition of an aircraft that has been outstanding more than twelve months, 65% of 95% of the purchase price, of the aircraft financed with proceeds from the facility. In addition, our Revolving Credit Facility requires us to maintain a minimum consolidated net worth of $550.0 million.

The restrictions described above may impair our ability to operate and compete with our direct and indirect competitors and to pay dividends on our common shares.

Failure to close the Aircraft Acquisition could negatively impact our share price and financial results.

On January 22, 2007 we entered into the Acquisition Agreement pursuant to which we agreed to acquire 38 aircraft for an aggregate base purchase price of approximately $1.595 billion, subject to certain agreed adjustments. The aircraft we will acquire under the Acquisition Agreement are scheduled to be delivered to us between January 2007 and February 2009. If we are unable to obtain the necessary financing or various conditions to the Aircraft Acquisition are not satisfied, we will be unable to close some or all of the aircraft under the Acquisition Agreement. If the Aircraft Acquisition is not closed for these or other reasons, we will be subject to several risks, including the following:

•	having to pay and expense certain significant costs relating to the Aircraft Acquisition, such as liquidated damages, legal, accounting and financial advisory, without realizing any of the benefits of having the transactions completed; and

•	the focus of our management having been spent on the Aircraft Acquisition instead of on pursuing other opportunities that could have been beneficial to us, without realizing any of the benefits of having the transaction completed.

These risks could materially and adversely affect our share price and financial results.

Risks Related to Our Aviation Assets

The variability of supply and demand for aircraft could depress lease rates for our aircraft, which would have an adverse effect on our financial results and growth prospects and on our ability to meet our debt obligations and to pay dividends on our common shares.

The aircraft leasing and sales industry has experienced periods of aircraft oversupply and undersupply. The oversupply of a specific type of aircraft in the market is likely to depress aircraft lease rates for and the value of that type of aircraft.

The supply and demand for aircraft is affected by various cyclical and non-cyclical factors that are not under our control, including:

•	passenger and air cargo demand;

•	fuel costs and general economic conditions affecting our lessees’ operations;

•	geopolitical events, including war, prolonged armed conflict and acts of terrorism;

•	outbreaks of communicable diseases and natural disasters;

•	governmental regulation;

•	interest rates;

•	airline restructurings and bankruptcies;

•	the availability of credit;

•	manufacturer production levels and technological innovation;

•	retirement and obsolescence of aircraft models;

•	manufacturers merging or exiting the industry or ceasing to produce aircraft types;

•	reintroduction into service of aircraft previously in storage; and

•	airport and air traffic control infrastructure constraints.

These factors may produce sharp decreases or increases in aircraft values and lease rates, which would impact our cost of acquiring aircraft, and may result in lease defaults and also prevent the aircraft from being re-leased or, if desired, sold on favorable terms. This would have an adverse effect on our financial results and growth prospects and on our ability to meet our debt obligations and to pay dividends on our common shares.

Other factors that increase the risk of decline in aircraft value and lease rates could have an adverse affect on our financial results and growth prospects and on our ability to meet our debt obligations and to pay dividends on our common shares.

In addition to factors linked to the aviation industry generally, other factors that may affect the value and lease rates of our aircraft include:

•	the particular maintenance and operating history of the airframe and engines;

•	the number of operators using that type of aircraft;

•	whether the aircraft is subject to a lease and, if so, whether the lease terms are favorable to the lessor;

•	any renegotiation of a lease on less favorable terms;

•	any regulatory and legal requirements that must be satisfied before the aircraft can be purchased, sold or re-leased; and

•	compatibility of our aircraft configurations or specifications with other aircraft owned by operators of that type.

Any decrease in the values of and lease rates for commercial aircraft which may result from the above factors or other unanticipated factors may have a material adverse effect on our financial results and growth prospects and on our ability to meet our debt obligations and to pay dividends on our common shares.

The concentration of aircraft types in our aircraft portfolio could lead to adverse effects on our business and financial results should any difficulties specific to these particular types of aircraft occur.

As of September 30, 2006, our aircraft portfolio included 15 aircraft types, the three highest concentrations of which together represented 49.9% of our aircraft by net book value:

•	A310-300F constitute 1.0%;

•	A319-100 constitute 4.7%;

•	A320-200 constitute 19.0%;

•	A330-200 constitute 3.8%;

•	A330-300 constitute 16.9%;

•	737-300 constitute 2.7%;

•	737-300QC constitute 2.7%;

•	737-400 constitute 4.3%;

•	737-500 constitute 2.0%;

•	737-700 constitute 14.0%;

•	737-800 constitute 12.0%;

•	747-400PC constitute 2.1%;

•	757-200 constitute 2.6%;

•	767-200ER constitute 0.6%; and

•	767-300ER constitute 11.6%.

Should any of these aircraft types (or other types we acquire in the future) or Airbus or Boeing encounter technical, financial or other difficulties, a diminution in value of such aircraft, an inability to lease the aircraft on favorable terms or at all, or a potential grounding of such aircraft could occur. As a result, the inability to lease the affected aircraft types would likely have an adverse effect on our financial results, to the extent the affected aircraft types comprise a significant percentage of our aircraft portfolio. The composition of our aircraft portfolio may therefore adversely affect our business and financial results. In addition, the abandonment or rejection of the lease of any of the aircraft listed above by one or more carriers in reorganization proceedings under Chapter 11 of the U.S. Bankruptcy Code or comparable statutes in non-U.S. jurisdictions may diminish the value of such aircraft and will subject us to re-leasing risks.

The advanced age of some of our aircraft may expose us to higher than anticipated maintenance related expenses, which could adversely affect our financial results and our ability to pursue additional acquisitions.

As of September 30, 2006, the average age of our aircraft portfolio calculated from the date of delivery by manufacturer, and weighted by net book value, was 8.6 years. In general, the costs of operating an aircraft, including maintenance expenditures, increase with the age of the aircraft. Also, older aircraft typically are less fuel-efficient than newer aircraft and may be more difficult to re-lease or sell. Variable expenses like fuel, crew size or aging aircraft corrosion control or modification programs and related airworthiness directives could make the operation of older aircraft less economically feasible and may result in increased lessee defaults. We may also incur some of these increased maintenance expenses and regulatory costs upon acquisition or releasing of our aircraft. Any of these expenses or costs will have a negative impact on our financial results and our ability to pursue additional acquisitions.

We operate in a highly competitive market for investment opportunities in aviation assets and for the leasing of aircraft.

A number of entities compete with us to make the types of investments that we plan to make. We compete with public partnerships, investors and funds, commercial and investment banks and commercial finance companies with respect to our investments in debt securities. We compete with other operating lessors, airlines, aircraft manufacturers, financial institutions (including those seeking to dispose of repossessed aircraft at distressed prices), aircraft brokers and other investors with respect to aircraft acquisitions and aircraft leasing. The aircraft leasing industry may be divided into two leasing segments: (i) leasing of new aircraft acquired directly or indirectly from manufacturers and (ii) leasing or re-leasing of aircraft in the secondary market. Currently, we compete primarily in the latter segment, and our competition is comprised of other aircraft leasing companies, including GE Commercial Aviation Services, International Lease Finance Corp., CIT Group, AerCap, Aviation Capital Group, Pegasus, Macquarie Aircraft Leasing, RBS Aviation Capital, AWAS, Babcock & Brown and Singapore Aircraft Leasing Enterprise.

Many of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. Some competitors may have a lower cost of funds and access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments, establish more relationships than us and bid more aggressively on aviation assets available for sale and offer lower lease rates than us. For instance, we may not be able to grant privileged rental rates to airlines in return for equity investments or debt financings in order to lease aircraft and minimize the number of aircraft off lease (unless such equity investments or debt financings are in connection with the bankruptcy, reorganization or similar process of a lessee in settlement of expected or already delinquent obligations, as permitted under the terms of certain of our indebtedness). Certain of our competitors, however, may enter into similar arrangements with troubled lessees to restructure the obligations of those lessees while maximizing the number of aircraft remaining on viable leases to such lessees and minimizing their overall cost. Such disparity could make our acquisitions more costly, impair our ability to effectively compete in the marketplace, maximize our revenues and grow our business. In addition, some competitors may provide financial services, maintenance services or other inducements to potential lessees that we cannot provide. As a result of competitive pressures, we may not be able to take advantage of attractive investment opportunities from time to time, and we may not be able to identify and make investments that are consistent with our investment objectives. Additionally, we may not be able to compete effectively against present and future competitors in the aircraft leasing market. The competitive pressures we face may have a material adverse effect on our business, financial condition and results of operations.

We may not realize gains or income from our debt investments.

We seek to generate both current income and capital appreciation on our debt securities. The debt securities in which we invest may not appreciate in value, and, in fact, may decline in value and default on interest and/or principal payments. As of September 30, 2006, all of the obligors under our debt investments are U.S. airlines. During the past 15 years a number of North American passenger airlines, including US Airways, Inc, filed Chapter 11 bankruptcy proceedings and several major U.S. airlines ceased operations altogether.

As in Europe, North America has experienced the development of low-cost carriers and the resultant increased competition among such carriers and between such carriers and traditional carriers. This evolution in the North American airline industry may have a material adverse effect on the ability of North American lessees to meet their financial and other obligations under our leases. Accordingly, we may not be able to realize gains or income from our debt investments. Any gains that we do realize may not be sufficient to offset any other losses we experience. Any income that we realize may not be sufficient to offset our expenses.

Declines in the market values of our debt investments may adversely affect periodic reported results and credit availability, which may reduce earnings and, in turn, cash available for distribution to our shareholders.

Our debt investments are, and we believe are likely to continue to be, classified for accounting purposes as available for sale. Changes in the market values of those assets will be directly charged or credited to shareholders’ equity. As a result, a decline in values may reduce the book value of our assets. Moreover, if the decline in value of an available for sale security is considered by our management to be other than temporary, such decline will reduce our earnings.

A decline in the market value of our debt investments may adversely affect us particularly in instances where we have borrowed money based on the market value of those debt investments. If the market value of those assets declines, the lender may require us to post additional collateral to support the loan. If we were unable to post the additional collateral, we would have to sell those assets or other assets at a time when we might not otherwise choose to do so. A reduction in available credit may reduce our earnings and, in turn, cash available for distribution to shareholders.

Market values of our debt investments may decline for a number of reasons, such as causes related to changes in prevailing market rates, increases in defaults, increases in voluntary prepayments for any debt investments that we have that are subject to prepayment risk, and widening of credit spreads.

Risks related to our leases

We generally will need to re-lease or sell aircraft as current leases expire to continue to generate sufficient funds to meet our debt obligations, to finance our growth and operations and to pay dividends on our common shares, and we may not be able to re-lease or sell such aircraft on favorable terms, or at all.

Our business strategy entails the need to re-lease aircraft as our current leases expire in order to continue to generate sufficient revenues to meet our debt obligations, to finance our growth and operations and to pay dividends on our common shares. In certain cases, including the Aircraft Acquisition, we may acquire aircraft that are not leased at the time. The ability to re-lease aircraft at attractive rates will depend on general market and competitive conditions at the particular time. If we are not able to re-lease an aircraft at favorable rates, including aircraft acquired pursuant to the Aircraft Acquisition, we may need to attempt to sell the aircraft to provide adequate funds for debt payments and to otherwise finance our growth and operations. Further, our ability to re-lease, lease or sell aircraft on favorable terms or at all or without significant off-lease time is likely to be adversely impacted by risks affecting the airline industry.

A schedule of contractual lease expirations by year and aircraft type is presented in the table below. Leases subject to extension options are shown at the expiration of the current lease term. The table assumes that, except as indicated, no lease terminates prematurely, no substitute aircraft are delivered, no aircraft are sold and no additional aircraft are purchased, even though we acquired aircraft subsequent to September 30, 2006 and are currently committed to purchase additional aircraft as part of the Aircraft Acquisition. Contractual lease revenue earned in 2006 on leases expiring in the fourth quarter of 2006 totaled $1.4 million. Contractual lease revenues earned in 2006 on leases expiring in 2007 and 2008 totaled $16.4 million and $29.7 million, respectively. More aircraft will need to be re-leased to the extent leases terminate prematurely.

Lease Expiration by Year, for aircraft we owned at September 30, 2006

	2006	2007	2008	2009	2010	2011	2012	2013	2014
A310-300F	0	0	1	0	0	0	0	0	0
A319-100	0	3	0	0	0	0	0	0	0
A320-200	1	0	3	2	2	0	3	0	0
A330-200	0	0	0	0	1	0	0	0	0
A330-300	0	0	0	0	0	1	4	0	0
737-300	0	0	5	0	0	0	0	0	0
737-300QC	0	0	2	2	0	0	0	0	0
737-400	0	2	0	2	1	0	1	0	0
737-500	0	0	0	1	3	0	0	0	0
737-700	0	0	0	0	1	7	0	0	0
737-800	0	1	1	0	0	2	0	0	2
747-400PC	0	0	1	0	0	0	0	0	0
757-200	0	3	0	0	0	0	0	0	0
767-200ER	0	0	1	0	0	0	0	0	0
767-300ER	0	0	0	3	1	1	0	1	0
Total	1	9	14	10	9	11	8	1	2

If lessees are unable to fund their maintenance requirements on our aircraft, our cash flow and our ability to meet our debt obligations or to pay dividends on our common shares could be adversely affected.

The standards of maintenance observed by the various lessees and the condition of the aircraft at the time of sale or lease may affect the future values and rental rates for our aircraft.

Under our leases, the relevant lessee is generally responsible for maintaining the aircraft and complying with all governmental requirements applicable to the lessee and the aircraft, including, without limitation, operational, maintenance, and registration requirements and airworthiness directives (although in certain cases we have agreed to share the cost of complying with certain airworthiness directives). Failure of a lessee to perform required maintenance with respect to an aircraft during the term of a lease could result in a diminution in value of such aircraft, an inability to lease the aircraft at favorable rates or at all, or a potential grounding of such aircraft, and will likely require us to incur maintenance and modification costs upon the expiration or earlier termination of the applicable lease, which could be substantial, to restore such aircraft to an acceptable condition prior to sale or re-leasing.

As of September 30, 2006, 37 of our leases provide that the lessee is required to make periodic payments to us during the lease term in order to provide cash reserves for the payment of maintenance tied to the usage of the aircraft. In these leases there is an associated liability for us to reimburse the lessee for such scheduled maintenance performed on the related aircraft, based on formulas tied to the extent of any of the lessee’s maintenance reserve payments. In some cases, we are obligated and in the future may incur additional obligations pursuant to the terms of the leases to contribute to the cost of maintenance work performed by the lessee in addition to maintenance reserve payments.

Our operational cash flow and available liquidity may not be sufficient to fund our maintenance requirements, particularly as our aircraft age. Actual rental and maintenance payments by lessees and other cash that we receive may be significantly less than projected as a result of numerous factors, including defaults by lessees and our potential inability to obtain satisfactory maintenance terms in leases. At September 30, 2006, 26 of our leases do not provide for any periodic maintenance reserve payments to be made by lessees to us in respect of their maintenance obligations, and it is possible that future leases will not contain such requirements. Two of our leases require that the lessee make both a monthly maintenance payment and an additional maintenance payment to us at the end of the lease term in certain circumstances. Even if we are entitled to maintenance reserve payments, they may not cover the entire expense of the scheduled maintenance they are intended to fund. In addition, maintenance reserves typically cover only certain scheduled maintenance requirements and do not cover all required maintenance and all scheduled maintenance. Furthermore, lessees may not meet their obligations to pay maintenance reserves or perform required scheduled maintenance. Any significant variations in such factors may materially adversely affect our business and particularly our cash position, which would make it difficult for us to meet our debt obligations or to pay dividends on our common shares.

Failure to pay certain potential additional operating costs could result in the grounding or arrest of our aircraft and prevent the re-lease, sale or other use of our aircraft, which would negatively affect our financial condition and results of operations.

As in the case of maintenance costs, we may incur other operational costs upon a lessee default or where the terms of the lease require us to pay a portion of those costs. Such costs include:

•	the costs of casualty, liability and political risk insurance and the liability costs or losses when insurance coverage has not been or cannot be obtained as required or is insufficient in amount or scope;

•	the costs of licensing, exporting or importing an aircraft, airport taxes, customs duties, air navigation charges, landing fees and similar governmental or quasi-governmental impositions, which can be substantial; and

•	penalties and costs associated with the failure of lessees to keep the aircraft registered under all appropriate local requirements or obtain required governmental licenses, consents and approvals.

The failure to pay certain of these costs can result in liens on the aircraft and the failure to register the aircraft can result in a loss of insurance. These matters could result in the grounding or arrest of the aircraft and prevent the re-lease, sale or other use of the aircraft until the problem is cured, which would negatively affect our financial condition and results of operations.

Our lessees may have inadequate insurance coverage or fail to fulfill their respective indemnity obligations, which could result in us not being covered for claims asserted against us and may negatively affect our business, financial condition and results of operations.

While we do not directly control the operation of any of our aircraft, by virtue of holding title to the aircraft (directly or through a securitization related special purpose entity), in certain jurisdictions around the world, aircraft lessors are held strictly liable for losses resulting from the operation of aircraft or may be held liable for those losses on other legal theories.

The lessees are required under our leases to indemnify us for, and insure against, liabilities arising out of the use and operation of the aircraft, including third-party claims for death or injury to persons and damage to property for which we may be deemed liable. Lessees are also required to maintain public liability, property damage and hull all risks and hull war risks insurance on the aircraft at agreed upon levels. However, they are not generally required to maintain political risk insurance. The hull insurance is typically subject to standard market hull deductibles based on aircraft type that generally range from $250,000 to $1,000,000. These deductibles may be higher in some leases, and lessees usually have fleet-wide deductibles for liability insurance and occurrence or fleet limits on war risk insurance. Any hull insurance proceeds in respect of such claims shall be paid first to us as lessor in the event of loss of the aircraft or, in the absence of an event of loss of the aircraft, to the lessee to effect repairs or, in the case of liability insurance, for indemnification of third-party liabilities. Subject to the terms of the applicable lease, the balance of any hull insurance proceeds after deduction for all amounts due and payable by the lessee to the lessor under such lease must be paid to the lessee.

Following the terrorist attacks of September 11, 2001, aviation insurers significantly reduced the amount of insurance coverage available to airlines for liability to persons other than employees or passengers for claims resulting from acts of terrorism, war or similar events. At the same time, they significantly increased the premiums for such third-party war risk and terrorism liability insurance and coverage in general. As a result, the amount of such third-party war risk and terrorism liability insurance that is commercially available at any time may be below the amount stipulated in our leases and required by the market in general.

Our lessees’ insurance, including any available governmental supplemental coverage, may not be sufficient to cover all types of claims that may be asserted against us. Any inadequate insurance coverage or default by lessees in fulfilling their indemnification or insurance obligations or the lack of political risk, hull, war or third-party war risk and terrorism liability insurance will reduce the proceeds that would be received by us upon an event of loss under the respective leases or upon a claim under the relevant liability insurance, which could negatively affect our business, financial condition and results of operations.

Failure to obtain certain required licenses and approvals could negatively affect our ability to re-lease or sell aircraft, which would negatively affect our financial condition and results of operations.

A number of leases require specific licenses, consents or approvals for different aspects of the leases. These include consents from governmental or regulatory authorities for certain payments under the leases and for the import, export or deregistration of the aircraft. Subsequent changes in applicable law or administrative practice may increase such requirements. In addition, a governmental consent, once given, might be withdrawn. Furthermore, consents needed in connection with future re-leasing or sale of an aircraft may not be forthcoming. Any of these events could adversely affect our ability to re-lease or sell aircraft, which would negatively affect our financial condition and results of operations.

Due to the fact that many of our lessees operate in emerging markets, we are indirectly subject to many of the economic and political risks associated with competing in such markets.

Emerging markets are countries which have less developed economies that are vulnerable to economic and political problems, such as significant fluctuations in gross domestic product, interest and currency exchange rates, civil disturbances, government instability, nationalization and expropriation of private assets and the imposition of taxes or other charges by governments.

The occurrence of any of these events in markets served by our lessees and the resulting instability may adversely affect our ownership interest in an aircraft or the ability of lessees which operate in these markets to meet their lease obligations and these lessees may be more likely to default than lessees that operate in developed economies. For the nine months ended September 30, 2006, 14 of our lessees which operated 27 aircraft and generated lease rental revenue representing 38.0% of our total revenue are domiciled or habitually based in emerging markets.

Risks related to our lessees

Lessee defaults and other credit problems could materially adversely affect our business, financial condition and results of operations.

We operate as a supplier to airlines and are indirectly impacted by all the risks facing airlines today. Our ability to succeed is dependent upon (i) the financial strength of our lessees, (ii) the ability to diligently and appropriately assess the credit risk of our lessees and (iii) the ability of lessees to perform their contractual obligations to us. The ability of each lessee to perform its obligations under its lease will depend primarily on the lessee’s financial condition and cash flow, which may be affected by factors beyond our control, including:

•	competition;

•	fare levels;

•	air cargo rates;

•	passenger and air cargo demand;

•	geopolitical and other events, including war, acts of terrorism, outbreaks of epidemic diseases and natural disasters;

•	operating costs (including the price and availability of jet fuel and labor costs);

•	labor difficulties;

•	economic conditions and currency fluctuations in the countries and regions in which the lessee operates; and

•	governmental regulation of or affecting the air transportation business.

As a general matter, airlines with weak capital structures are more likely than well-capitalized airlines to seek operating leases, and, at any point in time, investors should expect a varying number of lessees and sublessees to experience payment difficulties. As a result of their weak financial condition, a large portion of lessees over time may be significantly in arrears in their rental or maintenance payments. Many of our existing lessees are in a weak financial condition and suffer liquidity problems, and this is likely to be the case in the future and with other lessees and sublessees of our aircraft as well. In addition, many of our lessees are exposed to currency risk due to the fact that they earn revenues in their local currencies and certain of their liabilities and expenses are denominated in U.S. dollars, including lease payments to us. Given the size of our aircraft portfolio, we expect that some lessees from time to time, and possibly in the near future, will be slow in making or will fail to make their payments in full under the leases.

We may not correctly assess the credit risk of each lessee or charge risk-adjusted lease rates, and lessees may not be able to continue to perform their financial and other obligations under our leases in the future. A delayed, missed or reduced rental payment from a lessee decreases our revenues and cash flow and may adversely affect our ability to make payments on our indebtedness and to pay dividends on our common shares. While we may experience some level of delinquency under our leases, default levels may increase over time, particularly as our aircraft portfolio ages and if economic conditions deteriorate. A lessee may experience periodic difficulties that are not financial in nature, which could impair its performance of its maintenance obligations under the leases. These difficulties may include the failure to perform under the required aircraft maintenance program in a sufficient manner and labor-management disagreements or disputes.

We will typically not be in possession of any aircraft while the aircraft are on-lease to the lessees. Consequently, our ability to determine the condition of the aircraft or whether the lessees are properly maintaining the aircraft will be limited to periodic inspections we perform or that are performed on our behalf by third-party service providers or aircraft inspectors. A continuous failure by a lessee to meet its maintenance obligations under the relevant lease could:

•	result in a grounding of the aircraft;

•	in the event of a re-lease of the aircraft, cause us to incur costs, which may be substantial, in restoring the aircraft to an acceptable maintenance condition in order to induce a subsequent lessee to lease the aircraft;

•	result in us not being able to re-lease the aircraft promptly or result in a lower rental rate or a shorter term lease following repossession of the aircraft; and

•	adversely affect the value of the aircraft.

In the event that a lessee defaults under a lease, any security deposit paid or letter of credit provided by the lessee may not be sufficient to cover the lessee’s outstanding or unpaid lease obligations and required maintenance expenses.

If our lessees encounter financial difficulties and we decide to restructure our leases with those lessees, this would result in less favorable leases and could result in significant reductions in our cash flow and affect our ability to meet our debt obligations and to pay dividends on our common shares.

When a lessee (i) is late in making payments, (ii) fails to make payments in full or in part under the lease or (iii) has otherwise advised us that it will in the future fail to make payments in full or in part under the lease, we may elect to or be required to restructure the lease. Restructuring may involve anything from a simple rescheduling of payments to the termination of a lease without receiving all or any of the past due amounts. Since our formation in October 2004, none of our lessees have been granted reductions in or deferrals of rental payments due under the leases, although some have been late in making the required lease payments. If any future requests are made and granted, we expect that the reduced or deferred rental payments would be payable over all or some part of the remaining term of the lease although the terms of any revised payment schedules may be unfavorable and such payments may not be made. We may be unable to agree upon acceptable terms for some or all of the requested restructurings and as a result may be forced to exercise our remedies under those leases. If we, in the exercise of our remedies, repossess the aircraft, we may not be able to re-lease the aircraft promptly at favorable rates, or at all. You should expect that restructurings and/or repossessions with some lessees might occur.

The terms and conditions of possible lease restructurings may result in significant reductions of rental payments, which may adversely affect our cash flows and our ability to meet our debt obligations and to pay dividends on our common shares.

Significant costs resulting from lease defaults could have an adverse effect on our business.

Although we have the right to repossess the aircraft and to exercise other remedies upon a lessee default, repossession of an aircraft after a lessee default would result in us incurring costs in excess of those incurred with respect to an aircraft returned at the end of the lease. Those costs include legal and other expenses of court or other governmental proceedings (including the cost of posting surety bonds or letters of credit necessary to effect repossession of aircraft), particularly if the lessee is contesting the proceedings or is in bankruptcy, to obtain possession and/or de-registration of the aircraft and flight and export permissions. Delays resulting from any of these proceedings would also increase the period of time during which the relevant aircraft is not generating revenue. In addition, we may incur substantial maintenance, refurbishment or repair costs that a defaulting lessee has failed to pay and that are necessary to put the aircraft in suitable condition for re-lease or sale and we may need to pay off liens, taxes and other governmental charges on the aircraft to obtain clear possession and to remarket the aircraft effectively. We may also incur other costs in connection with the physical possession of the aircraft.

We may also suffer other adverse consequences as a result of a lessee default and the related termination of the lease and the repossession of the related aircraft. Our rights upon a lessee default vary significantly depending upon the jurisdiction and the applicable law, including the need to obtain a court order for repossession of the aircraft and/or consents for de-registration or re-export of the aircraft. When a defaulting lessee is in bankruptcy, protective administration, insolvency or similar proceedings, additional limitations may apply. Certain jurisdictions will give rights to the trustee in bankruptcy or a similar officer to assume or reject the lease or to assign it to a third party, or will entitle the lessee or another third party to retain possession of the aircraft without paying lease rentals or performing all or some of the obligations under the relevant lease. Certain of our lessees are owned in whole or in part by government-related entities, which could complicate our efforts to repossess our aircraft in that government’s jurisdiction. Accordingly, we may be delayed in, or prevented from, enforcing certain of our rights under a lease and in re-leasing the affected aircraft.

If we repossess an aircraft, we will not necessarily be able to export or de-register and profitably redeploy the aircraft. For instance, where a lessee or other operator flies only domestic routes in the jurisdiction in which the aircraft is registered, repossession may be more difficult, especially if the jurisdiction permits the lessee or the other operator to resist de-registration. Significant costs may also be incurred in retrieving or recreating aircraft records required for registration of the aircraft and obtaining a certificate of airworthiness for the aircraft.

If our lessees fail to appropriately discharge aircraft liens, we might find it necessary to pay such claims, which could have a negative effect on our cash position and our business.

In the normal course of business, liens that secure the payment of airport fees and taxes, custom duties, air navigation charges (including charges imposed by Eurocontrol), landing charges, crew wages, repairer’s charges, salvage or other liens, or ‘‘Aircraft Liens,’’ are likely, depending on the jurisdiction in question, to attach to the aircraft. The Aircraft Liens may secure substantial sums that may, in certain jurisdictions or for limited types of Aircraft Liens (particularly fleet liens), exceed the value of the particular aircraft to which the Aircraft Liens have attached. Although the financial obligations relating to these Aircraft Liens are the responsibilities of our lessees, if they fail to fulfill their obligations, Aircraft Liens may attach to our aircraft and ultimately become our responsibility. In some jurisdictions, Aircraft Liens may give the holder thereof the right to detain or, in limited cases, sell or cause the forfeiture of the aircraft.

Until they are discharged, Aircraft Liens could impair our ability to repossess, re-lease or resell our aircraft. Our lessees may not comply with their obligations under their respective leases to discharge Aircraft Liens arising during the terms of their leases, whether or not due to financial difficulties. If they do not, we may, in some cases, find it necessary to pay the claims secured by such Aircraft Liens in order to repossess the aircraft. Such payments would adversely affect our cash position and our business generally.

Failure to register aircraft in certain jurisdictions could result in adverse effects and penalties which could materially affect our business.

Pursuant to our existing leases, all of our aircraft are required to be duly registered at all times with the appropriate governmental civil aviation authority. Generally, in jurisdictions outside the United States, failure to maintain the registration of any aircraft that is on-lease would be a default under the applicable lease, entitling us to exercise our rights and remedies thereunder if enforceable under applicable law. If an aircraft were to be operated without a valid registration, the lessee operator or, in some cases, the owner or lessor might be subject to penalties, which could constitute or result in an Aircraft Lien being placed on such aircraft. Lack of registration could have other adverse effects, including the inability to operate the aircraft and loss of insurance coverage, which in turn could have a material adverse effect on our business.

If our lessees fail to comply with government regulations regarding aircraft maintenance, we could be subject to costs that could adversely affect our cash position and our business.

In addition to the general aviation authority regulations and requirements regarding maintenance of aircraft, our aircraft may be subject to further maintenance requirements imposed by airworthiness directives, or ‘‘Airworthiness Directives’’, issued by aviation authorities. Airworthiness Directives typically set forth particular special maintenance actions or modifications to certain aircraft types or models that the owners or operators of aircraft must implement.

Each lessee generally is responsible for complying with all of the Airworthiness Directives with respect to the leased aircraft and is required to maintain the aircraft’s airworthiness. However, if a lessee fails to satisfy its obligations, or we have undertaken some obligations as to airworthiness under a lease, we may be required to bear (or, to the extent required under the relevant lease, to share) the cost of any Airworthiness Directives compliance. If any of our aircraft are not subject to a lease, we would be required to bear the entire cost of compliance. Such payments would adversely affect our cash position and our business generally.

Risks associated with the concentration of our lessees in certain geographical regions could harm our business.

Our business is exposed to local economic and political conditions that can influence the performance of lessees located in a particular region. Such adverse economic and political conditions include additional regulation or, in extreme cases, requisition. The effect of these conditions on payments to us will be more or less pronounced, depending on the concentration of lessees in the region with adverse conditions. For the nine months ended September 30, 2006, lease rental revenues, as a percentage of total revenues, from lessees in the following regions, were 41.0% in Europe, 21.4% in Asia (including 12.9% in China), 26.0% in North America, and 4.6% in Latin America.

European Concentration

Lease rental revenues from 20 lessees based in Europe accounted for 41.0% of our total revenues for the nine months ended September 30, 2006. Commercial airlines in Europe face, and can be expected to continue to face, increased competitive pressures, in part as a result of the deregulation of the airline industry by the European Union and the resultant development of low-cost carriers.

European countries generally have relatively strict environmental regulations and traffic constraints that can restrict operational flexibility and decrease aircraft productivity, which could significantly increase aircraft operating costs of all aircraft, including our aircraft, thereby adversely affecting lessees. The airline industry in European countries, as in the rest of the world generally, is highly sensitive to general economic conditions. A recession or other worsening of economic conditions or a terrorist attack in one or more of these countries, particularly if combined with either or both high fuel prices and a weak euro or other local currency, may have a material adverse effect on the ability of European lessees to meet their financial and other obligations under our leases.

Asian Concentration

Lease rental revenues from six lessees based in Asia accounted for 21.4% of our total revenues for the nine months ended September 30, 2006. The outbreak of SARS in 2003 had the largest negative impact on Asia, particularly China, Hong Kong and Taiwan. More recently, the Asian airline industry is demonstrating signs of recovery; however, a recurrence of SARS or the outbreak of another epidemic disease, such as avian influenza, which many experts think would originate in Asia, would likely adversely affect the Asian airline industry.

Lease rental revenues from two lessees based in China accounted for 12.9% of our total revenues for the nine months ended September 30, 2006, with one lessee, Hainan Airlines, accounting for 8.9% of our total revenues. Major obstacles to the Chinese airline industry’s development exist, including the continuing government control and regulation over the industry. If such control and regulation persists or expands, the Chinese airline industry would likely experience a significant decrease in growth or restrictions on future growth, and it is conceivable that our interests in aircraft on-lease to or our ability to lease to Chinese carriers could be adversely affected.

North American Concentration

Lease rental revenues from three lessees based in North America accounted for 26.0% of our total revenues for the nine months ended September 30, 2006. During the past 15 years a number of North American passenger airlines, including US Airways, Inc, filed Chapter 11 bankruptcy proceedings and several major U.S. airlines ceased operations altogether. The outbreak of SARS, the war and prolonged conflict in Iraq and the September 11, 2001 terrorist attacks in the United States have imposed additional financial burdens on most U.S. airlines through tightened security measures and reduced demand for air travel.

Risks Related to the Aviation Industry

As high fuel prices continue to impact the profitability of the airline industry, our lessees might not be able to meet their lease payment obligations, which would have an adverse effect on our financial results and growth prospects.

Fuel costs represent a major expense to companies operating within the airline industry. Fuel prices fluctuate widely depending primarily on international market conditions, geopolitical and environmental events and currency/exchange rates. As a result, fuel costs are not within the control of lessees and significant changes would materially affect their operating results.

Factors such as natural disasters can significantly affect fuel availability and prices. In August and September 2005, Hurricanes Katrina and Rita inflicted widespread damage along the Gulf Coast of the United States, causing significant disruptions to oil production, refinery operations and pipeline capacity in the region and to oil production in the Gulf of Mexico. These disruptions have resulted in decreased fuel availability and higher fuel prices.

Fuel prices currently remain at historically high levels. The continuing high cost of fuel has had, and sustained high costs in the future may continue to have, a material adverse impact on airlines’ profitability (including our lessees). Due to the competitive nature of the airline industry, airlines have been and may continue to be unable to pass on increases in fuel prices to their customers by increasing fares in a manner that fully off-set the costs incurred. In addition, airlines may not be able to manage this risk by appropriately hedging their exposure to fuel price fluctuations. If fuel prices remain at historically high levels or increase further due to future terrorist attacks, acts of war, armed hostilities, natural disasters or for any other reason, they are likely to cause our lessees to incur higher costs and/or generate lower revenues, resulting in an adverse impact on their financial condition and liquidity. Consequently, these conditions may (i) affect our lessees’ ability to make rental and other lease payments, (ii) result in lease restructurings and/or aircraft repossessions, (iii) increase our costs of servicing and marketing our aircraft, (iv) impair our ability to re-lease the aircraft or re-lease or otherwise dispose of the aircraft on a timely basis at favorable rates or terms, or at all, and (v) reduce the proceeds received for the aircraft upon any disposition. These results could have an adverse effect on our financial results and growth prospects.

If the effects of terrorist attacks and geopolitical conditions continue to adversely impact the financial condition of the airlines, our lessees might not be able to meet their lease payment obligations, which would have an adverse effect on our financial results and growth prospects.

As a result of the September 11, 2001 terrorist attacks in the United States and subsequent terrorist attacks abroad, notably in the Middle East, Southeast Asia and Europe, increased security restrictions were implemented on air travel, airline costs for aircraft insurance and enhanced security measures have increased, passenger demand for air travel has decreased and airlines have faced and continue to face increased difficulties in acquiring war risk and other insurance, at reasonable costs. In addition, war or armed hostilities in the Middle East, North Korea or elsewhere, or the fear of such events, could further exacerbate many of the problems experienced as a result of terrorist attacks. The situation in Iraq continues to be uncertain and tension over Iran’s nuclear program continues, and either or both may lead to further instability in the Middle East. Future terrorist attacks, war or armed hostilities, or the fear of such events, could further negatively impact the airline industry and may have an adverse effect on the financial condition and liquidity of our lessees, aircraft values and rental rates and may lead to lease restructurings or aircraft repossessions, all of which could adversely affect our financial results and growth prospects.

Terrorist attacks and geopolitical conditions have negatively affected the airline industry and concerns about geopolitical conditions and further terrorist attacks could continue to negatively affect airlines (including our lessees) for the foreseeable future depending upon various factors, including: (i) higher costs to the airlines due to the increased security measures; (ii) decreased passenger demand and revenue due to the inconvenience of additional security measures; (iii) the price and availability of jet fuel and the cost and practicability of obtaining fuel hedges under current market conditions; (iv) higher financing costs and difficulty in raising the desired amount of proceeds on favorable terms, or at all; (v) the significantly higher costs of aircraft insurance coverage for future claims caused by acts of war, terrorism, sabotage, hijacking and other similar perils, and the extent to which such insurance has been or will continue to be available; (vi) the ability of airlines to reduce their operating costs and conserve financial resources, taking into account the increased costs incurred as a consequence of terrorist attacks and geopolitical conditions, including those referred to above; and (vii) special charges recognized by some airlines, such as those related to the impairment of aircraft and other long lived assets stemming from the grounding of aircraft as a result of terrorist attacks, the economic slowdown and airline reorganizations.

Future terrorist attacks, acts of war or armed hostilities may further increase airline costs, depress air travel demand, depress aircraft values and rental rates or cause certain aviation insurance to become available only at significantly increased premiums (which may be for reduced amounts of coverage that are insufficient to comply with the levels of insurance coverage currently required by aircraft lenders and lessors or by applicable government regulations) or not be available at all.

Although the Aircraft Transportation Safety and System Stabilization Act adopted in the United States and similar programs instituted by the governments of some other countries provide for limited government coverage for certain aviation insurance, these programs may not continue nor is there any guarantee such government will pay under these programs in a timely fashion.

If the current industry conditions should continue or become exacerbated due to future terrorist attacks, acts of war or armed hostilities, they are likely to cause our lessees to incur higher costs and to generate lower revenues, resulting in an adverse effect on their financial condition and liquidity. Consequently, these conditions may affect their ability to make rental and other lease payments to us or obtain the types and amounts of insurance required by the applicable leases (which may in turn lead to aircraft groundings), may result in additional lease restructurings and aircraft repossessions, may increase our cost of re-leasing or selling the aircraft and may impair our ability to re-lease or otherwise dispose of the aircraft on a timely basis at favorable rates or on favorable terms, or at all, and may reduce the proceeds received for the aircraft upon any disposition. These results could have an adverse effect on our financial results and growth prospects.

The effects of SARS or other epidemic diseases may negatively impact the airline industry in the future, which might cause our lessees to not be able to meet their lease payment obligations to us, which would have an adverse effect on our financial results and growth prospects.

The spread of SARS in 2003 was linked to air travel early in its development and negatively impacted passenger demand for air travel at that time. While the World Heath Organization’s travel bans related to SARS have been lifted, SARS had a severe impact on the aviation industry, which was evidenced by a sharp reduction in passenger bookings and cancellation of many flights and employee layoffs. While these effects were felt most acutely in Asia, SARS did spread to other areas, including North America. Since 2003, there have been several outbreaks of avian influenza, beginning in Asia and, most recently, spreading to certain parts of Africa and Europe. Although human cases of avian influenza so far have been limited in number, the World Health Organization has expressed serious concern that a human influenza pandemic could develop from the avian influenza virus. In such an event, numerous responses, including travel restrictions, might be necessary to combat the spread of the disease. Additional outbreaks of SARS or other epidemic diseases such as avian influenza, or the fear of such events, could negatively impact passenger demand for air travel and the aviation industry, which could result in our lessees’ inability to satisfy their lease payment obligations to us, which in turn would have an adverse effect on our financial results and growth prospects.

If recent industry economic losses and airline reorganizations continue, our lessees might not be able to meet their lease payment obligations to us, which would have an adverse effect on our financial results and growth prospects.

As a result of reduced fares, international economic conditions, a significant increase in oil prices, the September 11, 2001 terrorist attacks in the United States, the war and prolonged conflict in Iraq and outbreaks of epidemic diseases such as SARS and avian influenza, the aviation industry as a whole suffered significant losses since 2001 and such losses are expected to continue for the foreseeable future for certain parts of the industry. Many airlines, including a significant number of our lessees, have announced or implemented reductions in capacity, service and workforce in response to industry-wide reductions in passenger demands and fares. In addition, since September 11, 2001, several U.S. airlines have sought to reorganize (and, in certain instances, have reorganized) under Chapter 11 of the U.S. Bankruptcy Code, including United Air Lines, Inc., Delta Air Lines Inc., Northwest Airlines Corp., US Airways, Inc. (one of our largest customers), Hawaiian Airlines, ATA Airlines, Inc., Atlas Air Worldwide Holdings, Inc. and Aloha Airlines, and further U.S. airline reorganizations are possible. Certain European and Latin American airlines, including Sabena Air Lines, Swiss Air Transport Company Limited, Volare Airlines S.p.A., Varig Brazilian Airlines and Avianca, have also filed for protection under applicable bankruptcy laws. In addition, Air Canada (the largest Canadian airline) filed for protection under Canada’s Companies’ Creditors Arrangement Act. Historically, airlines involved in reorganizations have undertaken substantial fare discounting to maintain cash flows and to encourage continued customer loyalty. Such fare discounting has led to lower profitability for all airlines, including certain of our lessees. The bankruptcies and reduced demand generally have led to the grounding of significant numbers of aircraft and negotiated reductions in aircraft lease rental rates, with the effect of depressing aircraft market values. In addition, requests for additional labor concessions may result in significant labor disputes which could lead to strikes or slowdowns or may otherwise adversely affect labor relations, thereby worsening the financial condition of the airline industry and placing downward pressure on lease rates and aircraft values. Additional reorganizations or liquidations by airlines under Chapter 11 or Chapter 7 of the U.S. Bankruptcy Code or other bankruptcy or reorganization laws in other countries or further rejection of aircraft leases or abandonment of aircraft by airlines in a Chapter 11 proceeding under the U.S. Bankruptcy Code or equivalent laws in other countries may have already exacerbated and would be expected to further exacerbate such depressed aircraft values and lease rates. Additional grounded aircraft and lower market values would adversely affect our ability to sell certain of our aircraft on favorable terms, or at all, or re-lease other aircraft at favorable rates comparable to the then current market conditions, which collectively would have an adverse effect on our financial results and growth prospects.

Risks Related to Our Organization and Structure

If the ownership of our common shares continues to be highly concentrated, it may prevent you and other minority shareholders from influencing significant corporate decisions and may result in conflicts of interest.

Following the completion of this offering, entities affiliated with Fortress funds will beneficially own 40,375,000 shares, or approximately 62.0% of our common shares. As a result, Fortress will be able to control fundamental corporate matters and transactions, including: the election of directors; mergers, amalgamations (subject to prior board approval), consolidations or acquisitions; the sale of all or substantially all of our assets; in certain circumstances, the amendment of our bye-laws; and our winding up and dissolution. This concentration of ownership may delay, deter or prevent acts that would be favored by our other shareholders. The interests of the Fortress funds may not always coincide with our interests or the interests of our other shareholders. This concentration of ownership may also have the effect of delaying, preventing or deterring a change in control of our company. Also, the Fortress funds may seek to cause us to take courses of action that, in their judgment, could enhance their investment in us, but which might involve risks to our other shareholders or adversely affect us or our other shareholders, including investors in this offering. In addition, under our Shareholders Agreement between us and the Fortress funds, an affiliate of Fortress is entitled to designate up to four directors for election to our board of directors, depending upon the level of ownership of the Fortress funds in us. See ‘‘Certain Relationships and Related Party Transactions — Shareholders Agreement.’’ As a result, the market price of our common shares could decline or shareholders might not receive a premium over the then-current market price of our common shares upon a change in control. In addition, this concentration of share ownership may adversely affect the trading price of our common shares because investors may perceive disadvantages in owning shares in a company with a significant shareholder. See ‘‘Description of Share Capital — Anti-Takeover Provisions.’’

We are a holding company with no operations and rely on our operating subsidiaries to provide us with funds necessary to meet our financial obligations.

We are a holding company with no material direct operations. Our principal assets are the equity interests we directly or indirectly hold in our operating subsidiaries. As a result, we are dependent on loans, dividends and other payments from our subsidiaries to generate the funds necessary to meet our financial obligations and to pay dividends on our common shares. Our subsidiaries are legally distinct from us and may be prohibited or restricted from paying dividends or otherwise making funds available to us under certain conditions.

We are a Bermuda company and it may be difficult for you to enforce judgments against us or our directors and executive officers.

We are a Bermuda exempted company and, as such, the rights of holders of our common shares will be governed by Bermuda law and our memorandum of association and bye-laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies incorporated in other jurisdictions. Some of the named experts referred to in this prospectus are not residents of the United States, and a substantial portion of our assets are located outside the United States. As a result, it may be difficult for investors to effect service of process on those persons in the United States or to enforce in the United States judgments obtained in U.S. courts against us or those persons based on the civil liability provisions of the U.S. securities laws. Uncertainty exists as to whether courts in Bermuda will enforce judgments obtained in other jurisdictions, including the United States, against us or our directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against us or our directors or officers under the securities laws of other jurisdictions.

Our bye-laws restrict shareholders from bringing legal action against our officers and directors.

Our bye-laws contain a broad waiver by our shareholders of any claim or right of action, both individually and on our behalf, against any of our officers or directors. The waiver applies to any action taken by an officer or director, or the failure of an officer or director to take any action, in the performance of his or her duties, except with respect to any matter involving any fraud or dishonesty on the part of the officer or director. This waiver limits the right of shareholders to assert claims against our officers and directors unless the act or failure to act involves fraud or dishonesty.

We have anti-takeover provisions in our bye-laws that may discourage a change of control.

Our bye-laws contain provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors. These provisions provide for:

•	a classified board of directors with staggered three-year terms;

•	provisions in our bye-laws regarding the election of directors, classes of directors, the term of office of directors and amalgamations to be rescinded, altered or amended only upon approval by a resolution of the directors and by a resolution of our shareholders, including the affirmative votes of at least 66% of the votes attaching to all shares in issue entitling the holder to vote on such resolution;

•	provisions in our bye-laws dealing with the removal of directors and corporate opportunity to be rescinded, altered or amended only upon approval by a resolution of the directors and by a resolution of our shareholders, including the affirmative votes of at least 80% of the votes attaching to all shares in issue entitling the holder to vote on such resolution;

•	the removal of directors by a resolution, including the affirmative votes of at least 80% of all votes attaching to all shares in issue entitling the holder to vote on such resolution;

•	our board of directors to determine the powers, preferences and rights of our preference shares and to issue such preference shares without shareholder approval;

•	advance notice requirements by shareholders for director nominations and actions to be taken at annual meetings; and

•	no provision for cumulative voting in the election of directors; all the directors standing for election may be elected by our shareholders by a plurality of votes cast at a duly convened annual general meeting, the quorum for which is two or more persons present in person or by proxy at the start of the meeting and representing in excess of 50% of all votes attaching to all shares in issue entitling the holder to vote at the meeting.

In addition, these provisions may make it difficult and expensive for a third party to pursue a tender offer, change in control or takeover attempt that is opposed by Fortress, our management and/or our board of directors. Public shareholders who might desire to participate in these types of transactions may not have an opportunity to do so. These anti-takeover provisions could substantially impede the ability of public shareholders to benefit from a change in control or change our management and board of directors and, as a result, may adversely affect the market price of our common shares and your ability to realize any potential change of control premium. See ‘‘Description of Share Capital — Anti-Takeover Provisions.’’

There are provisions in our bye-laws that may require certain of our non-U.S. shareholders to sell their shares to us or to a third party.

Our bye-laws provide that if our board of directors determines that we or any of our subsidiaries do not meet, or in the absence of repurchases of shares will fail to meet, the ownership requirements of a limitation on benefits article of any bilateral income tax treaty with the U.S. applicable to us, and that such tax treaty would provide material benefits to us or any of our subsidiaries, we generally have the right, but not the obligation, to repurchase, at fair market value (as determined pursuant to the method set forth in our bye-laws), common shares from any shareholder who beneficially owns more than 5% of our issued and outstanding common shares and who fails to demonstrate to our satisfaction that such shareholder is either (i) a U.S. citizen or (ii) a qualified resident of the U.S. or the other contracting state of any applicable tax treaty with the U.S. (as determined for purposes of the relevant provision of the limitation on benefits article of such treaty).

We will have the option, but not the obligation, to purchase all or a part of the shares held by such shareholder (to the extent the board of directors, in the reasonable exercise of its discretion, determines it is necessary to avoid or cure such adverse consequences); provided that the board of directors will use its reasonable efforts to exercise this option equitably among similarly situated shareholders (to the extent feasible under the circumstances).

Instead of exercising the repurchase right described above, we will have the right, but not the obligation, to cause the transfer to, and procure the purchase by, any U.S. citizen or a qualified resident of the U.S. or the other contracting state of the applicable tax treaty (as determined for purposes of the relevant provision of the limitation on benefits article of such treaty) of the number of issued and outstanding common shares beneficially owned by any shareholder that are otherwise subject to repurchase under our bye-laws as described above, at fair market value (as determined in the good faith discretion of our board of directors). See ‘‘Description of Share Capital — Bye-Laws — Acquisition of Common Shares by Aircastle.’’

Risks Related to This Offering

The market price and trading volume of our common shares may be volatile or may decline regardless of our operating performance, which could result in rapid and substantial losses for our shareholders.

Our common shares have been publicly traded for only a few months and we cannot predict the extent to which a trading market for our common shares will further develop or be sustained. In addition, the trading volume in our common shares may fluctuate and cause significant price variations to occur. If the market price of our common shares declines significantly, you may be unable to resell your shares at or above your purchase price.

The market price or trading volume of our common shares could be highly volatile and may decline significantly in the future in response to various factors, many of which are beyond our control, including:

•	variations in our quarterly or annual operating results;

•	failure to meet our earnings estimates;

•	actual or anticipated accounting issues;

•	publication of research reports about us, other aircraft lessors or the aviation industry or the failure of securities analysts to cover our common shares after this offering;

•	additions or departures of key management personnel;

•	adverse market reaction to any indebtedness we may incur or preference or common shares we may issue in the future;

•	changes in our divided payment policy or failure to execute our existing policy;

•	actions by shareholders;

•	changes in market valuations of similar companies;

•	announcements by us or our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments;

•	speculation in the press or investment community;

•	increases in market interest rates that may lead purchasers of our common shares to demand a higher dividend yield;

•	changes or proposed changes in laws or regulations affecting the aviation industry or enforcement of these laws and regulations, or announcements relating to these matters; and

•	general market, political and economic conditions and local conditions in the markets in which our lessees are located.

In addition, the equity markets in general have frequently experienced substantial price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies traded in those markets. Changes in economic conditions in the U.S.,

Europe or globally could also impact our ability to grow profitably. These broad market and industry factors may materially affect the market price of our common shares, regardless of our business or operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has often been instituted against that company. Such litigation, if instituted against us, could cause us to incur substantial costs and divert management’s attention and resources, which could have a material adverse effect on our business, financial condition and results of operations.

We have broad discretion in the use of the proceeds from this offering and our use of the offering proceeds may not yield a favorable return on your investment.

We expect to use the proceeds of this offering to repay certain indebtedness outstanding under our Revolving Credit Facility and Amended Credit Facility No. 2 and for general corporate purposes. However, our Board has broad discretion over how these proceeds are used and could spend the proceeds in other ways, including ways with which you may not agree. We can not assure you that we will invest the proceeds of this offering effectively or in a manner that yields a favorable or any return, and consequently, this could result in financial losses that could have a material adverse effect on our business and results of operations or cause the market price of our common shares to decline.

Future debt, which would be senior to our common shares upon liquidation, and additional equity securities, which would dilute the percentage ownership of our then current common shareholders and may be senior to our common shares for the purposes of dividends and liquidation distributions, may adversely affect the market price of our common shares.

In the future, we may attempt to increase our capital resources by incurring debt or issuing additional equity securities, including commercial paper, medium-term notes, senior or subordinated notes or loans and series of preference shares or common shares. Upon liquidation, holders of our debt securities and preference shares and lenders with respect to other borrowings would receive a distribution of our available assets prior to the holders of our common shares. Additional equity offerings would dilute the holdings of our then current common shareholders and could reduce the market price of our common shares, or both. Preference shares, if issued, could have a preference on liquidating distributions or a preference on dividend payments. Restrictive provisions in our debt and/or preference shares could limit our ability to make a distribution to the holders of our common shares. Because our decision to incur more debt or issue additional equity securities in the future will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future capital raising activities. Thus, holders of our common shares bear the risk of our future debt and equity issuances reducing the market price of our common shares and diluting their percentage ownership in us. See ‘‘Description of Share Capital.’’

The market price of our common shares could be negatively affected by sales of substantial amounts of our common shares in the public markets.

After this offering, there will be 65,130,379 common shares outstanding. There will be 67,155,379 shares issued and outstanding if the underwriters exercise their over-allotment option in full. All the common shares sold in this offering and our initial public offering will be freely transferable, except for any shares held by our ‘‘affiliates,’’ as that term is defined in Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. The remaining outstanding common shares will be deemed ‘‘restricted securities’’ as that term is defined in Rule 144 under the Securities Act. See ‘‘Shares Eligible For Future Sale.’’

Pursuant to our Amended and Restated Shareholders Agreement, the Fortress funds and certain Fortress affiliates and permitted third-party transferees have the right, in certain circumstances,

to require us to register their 40,375,000 common shares under the Securities Act for sale into the public markets. Upon the effectiveness of such a registration statement, all shares covered by the registration statement will be freely transferable. See ‘‘Certain Relationships and Related Party Transactions — Shareholders Agreement.’’

We and our executive officers, directors, participants in our directed share program and Fortress have agreed with the underwriters that, subject to certain exceptions, for a period of 60 days after the date of this prospectus, we and they will not directly or indirectly offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer, dispose of or hedge, directly or indirectly, our common shares or any securities convertible into or exercisable or exchangeable for our common shares, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences associated with the ownership of common shares, or cause a registration statement covering our common shares to be filed, without the prior written consent of the representatives. The 60-day restricted period described above is subject to an automatic extension under certain circumstances. See ‘‘Underwriting.’’ The representatives may waive these restrictions at their discretion.

In addition, following the completion of our initial public offering in August 2006, we filed a registration statement on Form S-8 under the Securities Act to register an aggregate of 4,000,000 of our common shares reserved for issuance under our equity incentive plan, subject to annual increases of 100,000 common shares per year, beginning in 2007 and continuing through and including 2016. Subject to any restrictions imposed on the shares and options granted under our equity incentive plan, shares registered under the registration statement on Form S-8 are available for sale into the public markets subject to the 60-day lock-up agreements referred to above.

The issuance of additional common shares in connection with acquisitions or otherwise will dilute all other shareholdings.

After this offering, assuming the exercise in full by the underwriters of their over-allotment option, we will have an aggregate of 179,893,923 common shares authorized but unissued and not reserved for issuance under our incentive plan. We may issue all of these common shares without any action or approval by our shareholders. We intend to continue to actively pursue acquisitions of aviation assets and may issue common shares in connection with these acquisitions. Any common shares issued in connection with our acquisitions, our incentive plan, the exercise of outstanding share options or otherwise would dilute the percentage ownership held by the investors who purchase common shares in this offering.

Market interest rates may have an effect on the value of our common shares.

One of the factors that investors may consider in deciding whether to buy or sell our common shares is our dividend rate as a percentage of our share price relative to market interest rates. If market interest rates increase, prospective investors may desire a higher dividend yield on our common shares or seek securities paying higher dividends or interest. As a result, interest rate fluctuations and capital market conditions can affect the market value of our common shares. For instance, if interest rates rise, it is likely that the market price of our common shares will decrease, because potential investors may demand a higher dividend yield on our common shares as market rates on interest-bearing securities, such as bonds, rise.

Risks Related to Taxation

If AL were treated as engaged in a trade or business in the United States, it would be subject to U.S. federal income taxation on a net income basis, which would adversely affect our business and result in decreased cash available for distribution to our shareholders.

If, contrary to expectations, AL were treated as engaged in a trade or business in the United States, the portion of AL’s net income, if any, that was ‘‘effectively connected’’ with such trade or business would be subject to U.S. federal income taxation at a maximum rate of 35%. In addition, AL would be subject to the U.S. federal branch profits tax on its effectively connected earnings and profits at a rate of 30%. The imposition of such taxes would adversely affect our business and would result in decreased cash available for distribution to our shareholders.

If substantially all of the U.S. source rental income of Aircastle Bermuda is attributable to activities of Aircastle personnel based in the United States, Aircastle Bermuda could be subject to U.S. federal income taxation on a net income basis rather than at a rate of 4% of its U.S. source gross rental income, which would adversely affect our business and result in decreased cash available for distribution to our shareholders.

We have adopted certain operating procedures designed to limit the amount of income generated by Aircastle Bermuda that is treated as effectively connected with a U.S. trade or business. Accordingly, it is generally expected that Aircastle Bermuda’s U.S. source rental income will be subject to U.S. federal taxation, on a gross income basis, at a rate not in excess of 4%. If, contrary to expectations, we do not comply with certain administrative guidelines of the Internal Revenue Service, or the IRS, such that 90% or more of Aircastle Bermuda’s U.S. source rental income were attributable to the activities of personnel based in the United States, Aircastle Bermuda’s U.S. source rental income could be treated as income effectively connected with the conduct of a trade or business in the United States. In such case, Aircastle Bermuda’s U.S. source rental income would be subject to U.S. federal income taxation at a maximum rate of 35%. In addition, Aircastle Bermuda would be subject to the U.S. federal branch profits tax on its effectively connected earnings and profits at a rate of 30%. The imposition of such taxes would adversely affect our business and would result in decreased cash available for distribution to our shareholders.

One or more of our Irish subsidiaries could fail to qualify for treaty benefits, which would subject certain of their income to U.S. federal income taxation, which would adversely affect our business and result in decreased cash available for distribution to our shareholders.

Our Irish subsidiaries do not expect to have any U.S. federal income tax liability with respect to (i) rental income attributable to aircraft used in international traffic or (ii) gain from the sale of aircraft used in international traffic. For this purpose, ‘‘international traffic’’ includes all flights other than those that are conducted from one point in the United States to another point in the United States. In order for each of our Irish subsidiaries to avoid U.S. federal income taxation of such income, it may be necessary for such subsidiary to qualify for the benefits of the income tax treaty between the United States and Ireland, or the Irish Treaty. Qualification for the benefits of the Irish Treaty depends on many factors, including being able to establish the identity of the ultimate beneficial owners of our common shares. Each of the Irish subsidiaries may not satisfy all the requirements of the Irish Treaty and thereby may not qualify each year for the benefits of the Irish Treaty. Moreover, the provisions of the Irish Treaty may change. Failure to so qualify could result in the rental income from aircraft used for flights to, from or within the United States being subject to U.S. federal income taxation at a maximum rate of 35% (plus the 30% U.S. federal branch profits tax on effectively connected earnings and profits). The imposition of such taxes would adversely affect our business and would result in decreased cash available for distribution to our shareholders.

We may become subject to an increased rate of Irish taxation which would adversely affect our business and would result in decreased earnings available for distribution to our shareholders.

Our Irish subsidiaries and affiliates are expected to be subject to corporation tax on their income from leasing, managing and servicing aircraft at the 12.5% tax rate applicable to trading income. This expectation is based on certain assumptions, including that we will maintain at least the current level of our business operations in Ireland. If we are not successful in achieving trading status in Ireland the income of our Irish subsidiaries and affiliates will be subject to corporation tax at the 25% rate applicable to non-trading activities which would adversely affect our business and would result in decreased earnings available for distribution to our shareholders.

We may become subject to income or other taxes in the non-U.S. jurisdictions in which our aircraft operate, where our lessees are located or where we perform certain services which would adversely affect our business and result in decreased cash available for distributions to shareholders.

Certain Aircastle entities are expected to be subject to the income tax laws of Ireland and/or the United States. In addition, we may be subject to income or other taxes in other jurisdictions by reason of our activities and operations, where our aircraft operate or where the lessees of our aircraft (or others in possession of our aircraft) are located. Although we have adopted operating procedures to reduce the exposure to such taxation, we may be subject to such taxes in the future and such taxes may be substantial. In addition, if AL does not follow separate operating guidelines relating to managing a portion of its aircraft portfolio through offices in Ireland and Singapore, income from aircraft not owned in such jurisdictions would be subject to local tax. The imposition of such taxes would adversely affect our business and would result in decreased earnings available for distribution to our shareholders.

AL expects to be a PFIC and a controlled foreign corporation, or CFC, for U.S. federal income tax purposes.

We expect to be treated as a PFIC and a CFC for U.S. federal income tax purposes. If you are a U.S. person and own less than 10% of our voting shares and do not make a qualified electing fund, or QEF, election with respect to us and each of our PFIC subsidiaries, you would be subject to special deferred tax and interest charges with respect to certain distributions on our common shares, any gain realized on a disposition of our common shares and certain other events. The effect of these deferred tax and interest charges could be materially adverse to you. Alternatively, if you are such a shareholder and make a QEF election for us and our subsidiaries, or you own 10% or more of our voting shares, you will not be subject to those charges, but could recognize taxable income in a taxable year with respect to our common shares in excess of any distributions that we make to you in that year, thus giving rise to so-called ‘‘phantom income’’ and to a potential out-of-pocket tax liability. See ‘‘Material Tax Considerations — Material United States Federal Income Tax Considerations.’’

Distributions made to you if you are a U.S. person that is an individual will not be eligible for taxation at reduced tax rates generally applicable to dividends paid by certain United States corporations and ‘‘qualified foreign corporations’’ on or after January 1, 2003. The more favorable rates applicable to regular corporate dividends could cause individuals to perceive investment in our shares to be relatively less attractive than investment in the shares of other corporations, which could adversely affect the value of our shares.

Special Note Regarding Forward-Looking Statements

Some of the statements under ‘‘Prospectus Summary,’’ ‘‘Risk Factors,’’ ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations,’’ ‘‘Business’’ and elsewhere in this prospectus may contain forward-looking statements which reflect our current views with respect to, among other things, future events and financial performance. You can identify these forward-looking statements by the use of forward-looking words such as ‘‘outlook,’’ ‘‘believes,’’ ‘‘expects,’’ ‘‘potential,’’ ‘‘continues,’’ ‘‘may,’’ ‘‘will,’’ ‘‘should,’’ ‘‘seeks,’’ ‘‘approximately,’’ ‘‘predicts,’’ ‘‘intends,’’ ‘‘plans,’’ ‘‘estimates,’’ ‘‘anticipates’’ or the negative version of those words or other comparable words. Any forward-looking statements contained in this prospectus are based upon the historical performance of us and our subsidiaries and on our current plans, estimates and expectations. The inclusion of this forward-looking information should not be regarded as a representation by us, the underwriters or any other person that the future plans, estimates or expectations contemplated by us will be achieved. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause our actual results to differ materially from those indicated in these statements. We believe that these factors include, but are not limited to, a decrease in the overall demand for commercial aircraft and aircraft leasing, the economic condition of the global airline industry and the ability of our lessees and potential lessees to make operating lease payments to us, acquisition risks, competitive pressures within the industry, risks related to the geographic markets in which we and our lessees operate and other factors described in the section entitled ‘‘Risk Factors’’ beginning on page 11 of this prospectus. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus. We do not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, our actual results may vary materially from what we may have projected. Any forward-looking statements you read in this prospectus reflect our current views with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to our operations, financial results, financial condition, business prospects, growth strategy and liquidity. You should specifically consider the factors identified in this prospectus that could cause actual results to differ before making an investment decision to purchase our common shares.

Market and Industry Data and Forecasts

This prospectus includes market share and industry data and forecasts that we have developed from independent consultant reports, publicly available information, various industry publications, other published industry sources and our internal data and estimates. This includes information relating to the aviation industry and operating leasing industry from several independent outside sources including BACK Aviation Solutions or BACK, an aviation consulting firm and aviation market analysis firm; Simat Helliesen & Eichner, Inc, or SH&E, an aviation consulting firm and aviation market analysis firm; International Bureau of Aviation or IBA, an aviation consulting firm; Aviation Specialists Group or ASG, provider of aircraft appraisals, market analysis and aviation industry insight; and ESG Aviation Services and The Airline Monitor, an aviation market analysis firm. Independent consultant reports, industry publications and other published industry sources generally indicate that the information contained therein was obtained from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information.

Our internal data, estimates and forecasts are based upon information obtained from our customers, partners, trade and business organizations and other contacts in the markets in which we operate and our management’s understanding of industry conditions.

Use of Proceeds

The net proceeds to us from the sale of the 13,500,000 common shares offered hereby are estimated to be approximately $390.1 million, at an assumed offering price of $30.06 per share, after deducting the estimated underwriting discounts and commissions and offering expenses payable by us. Our net proceeds will increase by approximately $58.7 million if the underwriters’ over-allotment option is exercised in full.

We expect to use the net proceeds to repay approximately $75.0 million under our Revolving Credit Facility and $315.1 under our Amended Credit Facility No. 2, and for other general corporate purposes. Pending these uses, we intend to invest the net proceeds in short-term interest-bearing instruments or money market accounts.

As of January 31, 2007, we had $75.0 million in loans outstanding under the Revolving Credit Facility and, in addition, a letter of credit in the amount of $58.1 million is outstanding, reducing our borrowing capacity under this facility, which is scheduled to mature on December 15, 2007. Borrowings currently outstanding under the Revolving Credit Facility bear interest at the one-month LIBOR rate plus 1.50% which, at January 31, 2007, was 6.82% per annum.

As of January 31, 2007, we had $560.8 million outstanding under Amended Credit Facility No. 2, which is scheduled to mature on December 15, 2008. Borrowings under Amended Credit Facility No. 2 bear interest at the one-month LIBOR rate plus 1.25% which, at January 31, 2007 was 6.57% per annum.

Borrowings currently outstanding under the Revolving Credit Facility and the Amended Credit Facility No. 2 were used to finance a portion of the purchase price of certain of our aircraft. Amounts repaid under the Revolving Credit Facility and the Amended Credit Facility No. 2 may be reborrowed from time to time, subject to compliance with borrowing conditions.

Certain of the underwriters or their affiliates are lenders under Amended Credit Facility No. 2 and the Revolving Credit Facility and will receive their pro rata share of amounts repaid thereunder with the net proceeds of this offering. See ‘‘Underwriting.’’

Price Range of our Common Shares and Dividends

Our common shares are listed for trading on the New York Stock Exchange under the symbol ‘‘AYR’’. The following table sets forth the quarterly high and low prices of our common shares on the New York Stock Exchange for the periods indicated since the completion of our initial public offering on August 11, 2006 and dividends during such periods:

	High	Low	Dividends Per Share ($)
Year Ending December 31, 2006
Third Quarter (from August 11, 2006)	$30.00	$25.75	$0.35	(1)
Fourth Quarter	$33.45	$28.70	$0.4375
Year Ending December 31, 2007
First Quarter (through January 31, 2007)	$30.06	$28.35	—	(2)

(1)	Dividends for the three months ended September 30, 2006 were paid in two installments. A dividend of $0.156 per share was paid on August 15, 2006 for the period July 1, 2006 to August 12, 2006 for the period prior to our initial public offering. A dividend of $0.194 per share was paid on November 15, 2006 for the period after our initial public offering.

(2)	Our board of directors has not yet declared a dividend for the first quarter of 2007.

On January 31, 2007, the closing sale price of our common shares as reported on the New York Stock Exchange was $30.06 per share. As of January 31, 2007, there were 78 record holders of our common shares.

Dividend Policy

On January 15, 2007, we paid a regular quarterly dividend of $0.4375 per common share, or an aggregate of approximately $22.6 million, for the three months ended December 31, 2006, to shareholders of record as of December 29, 2006.

We intend to continue to pay regular quarterly dividends to our shareholders. We plan to grow our dividends through the acquisition of additional aviation assets. Through our strategy of reinvesting amounts approximately equal to non-cash depreciation expense, we will seek to maintain our asset base and grow our revenues, earnings and dividends.

The payment of dividends is subject to the discretion of our board of directors and will depend on many factors, including our ability to make and finance acquisitions, our ability to negotiate favorable lease and other contractual terms, the level of demand for our aircraft, the economic condition of the commercial aviation industry generally, the financial condition and liquidity of our lessees, the lease rates we charge and realize, our leasing costs, unexpected or increased expenses, the level and timing of capital expenditures, principal repayments and other capital needs, the value of our aircraft portfolio, our results of operations, financial condition and liquidity, general business conditions, restrictions imposed by financing arrangements (including our credit facilities), legal restrictions on the payment of dividends and other factors that our board of directors deems relevant. We are not permitted to pay dividends on our common shares to the extent a default or an event of default exists under the Revolving Credit Facility. Based upon our forward-looking results of operations and expected cash flows, we currently expect to be in compliance with all of the debt covenants, a default under which would prevent us from paying dividends. However, our forward-looking results and expected cash flows are subject to risks and uncertainties described under ‘‘Risk Factors’’ and ‘‘Special Note Regarding Forward-Looking Statements.’’ In addition, we are a holding company with no direct operations and depend on loans, dividends and other payments from our subsidiaries to generate the funds necessary to pay dividends, and our subsidiaries may be prohibited or restricted from paying dividends to us or otherwise making funds available to us under certain conditions. See ‘‘Description of Indebtedness.’’ We expect that in certain quarters we may pay dividends in excess of our net income for such period as determined in accordance with GAAP.

Our dividend policy has certain risks and limitations. While we expect to pay dividends according to our dividend policy, we may not pay dividends according to our policy, or at all, if, among other things, we do not have the cash necessary to pay the intended dividends, or if our financial performance does not achieve expected results. To the extent that we do not have cash on hand sufficient to pay dividends, we do not intend to borrow funds to pay any dividends. By paying cash dividends rather than investing that cash in future growth, we risk slowing the pace of our growth, or not having a sufficient amount of cash to fund our operations or unanticipated capital expenditures, should the need arise.

We expect that our dividends will not be eligible for either the dividends-received deduction for corporate U.S. Holders or treatment as ‘‘qualified dividend income’’ (which is taxable at the rates generally applicable to long-term capital gains) for U.S. Holders taxed as individuals.

Pursuant to Bermuda law, we are restricted from declaring or paying a dividend, or making a distribution out of contributed surplus, if there are reasonable grounds for believing that (i) we are, or would after the payment be, unable to pay our liabilities as they become due, or (ii) the realizable value of our assets would thereby be less than the aggregate of our liabilities, our issued share capital (par value) and our share premium account (share premium being the amount of consideration paid for the subscription of shares in excess of the par value of those shares). As a result, in future years, if the realizable value of our assets decreases, our ability to make or maintain dividend payments may depend on our shareholders’ approval of resolutions reducing our share premium account by transferring funds to our contributed surplus account.

Capitalization

The following table sets forth our capitalization as of September 30, 2006:

•	on an actual basis; and

•	as adjusted to give effect to the sale of the 13,500,000 common shares in this offering at an assumed offering price of $30.06 per share, after deducting the underwriters’ discounts and commissions and estimated offering expenses payable by us and the repayment of the certain amounts outstanding under Amended Credit Facility No. 2 and the Revolving Credit Facility using a portion of the net proceeds from this offering.

This table contains unaudited information and should be read in conjunction with ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations’’ and our historical and pro forma consolidated financial statements and the accompanying notes that appear elsewhere in this prospectus.

	Actual	As Adjusted
Borrowings under credit facilities:
Amended Credit Facility No. 2(1)	$277,894	$—
Credit Facility No. 3	73,332	73,332
Revolving Credit Facility(1)	—	—
Securitization No. 1	554,733	554,733
Repurchase agreements	83,839	83,839
Shareholders’ equity:
Common shares, $0.01 par value: 250,000,000 shares authorized, 51,507,252 shares issued and outstanding, actual, 65,007,252 shares issued and outstanding, as adjusted	515	650
Preference shares, $0.01 par value, 50,000,000 shares authorized no shares issued and outstanding, actual and as adjusted	—	—
Additional paid-in capital	629,238	1,019,188
Retained earnings	9,405	9,405
Accumulated other comprehensive income	9,203	9,203
Total shareholders’ equity	648,361	1,038,446
Total capitalization	$1,638,159	$1,750,350

(1)	As of January 31, 2007, we had $560.8 million outstanding under Amended Credit Facility No. 2 and $75.0 million in loans outstanding under the Revolving Credit Facility, and in addition, a letter of credit in the amount of $58.1 million is outstanding, reducing our borrowing capacity under this facility. We expect to repay approximately $315.1 of the outstanding amount under Amended Credit Facility No. 2 and $75.0 of the outstanding amount under the Revolving Credit Facility using the net proceeds of this offering.

Selected Historical Consolidated Financial Data

The following tables set forth our selected historical consolidated financial data as of December 31, 2004 and 2005 and for the period from our inception to December 31, 2004 and the year ended December 31, 2005 and selected historical consolidated financial data as of and for the nine months ended September 30, 2005 and 2006. We commenced operations in October 2004 and therefore the information presented for the year ended December 31, 2004 reflects our results of operations for the period from October 29, 2004 through December 31, 2004 only. You should read this information in conjunction with the information under ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations,’’ ‘‘Business’’ and our historical consolidated financial statements and the related notes thereto included elsewhere in this prospectus. Our historical consolidated statements of operations data and consolidated balance sheets data as of December 31, 2004 and 2005 and for the period from our inception through December 31, 2004 and the year ended December 31, 2005 have been derived from our audited consolidated financial statements and are included elsewhere in this prospectus. The statement of operations data and consolidated balance sheets data as of and for the nine months ended September 30, 2005 and 2006 have been derived from our unaudited consolidated interim financial statements included elsewhere in this prospectus. The results for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year.

	Period From October 29, 2004 (Commencement of Operations) Through December 31,	Year Ended December 31,	Nine months ended September 30,
	2004	2005	2005	2006
Statements of Operations Data (Dollars in thousands, except per share data):
Lease rentals	$78	$32,978	$13,047	$121,413
Interest income	—	2,942	2,225	6,588
Other revenue	—	106	65	153
Total Revenues	78	36,026	15,337	128,154
Depreciation	390	$14,460	6,644	38,182
Interest, net of interest income	(9)	7,739	3,217	35,058
Selling, general and administrative expenses	1,117	12,595	7,950	21,219
Other expenses	45	1,171	921	1,229
Total expenses	1,543	35,965	18,732	95,688
Income (loss) from continuing operations before income taxes	(1,465)	61	(3,395)	32,466
Income tax provision	—	940	461	4,453
Income (loss) from continuing operations	(1,465)	(879)	(3,856)	28,013
Earnings from discontinued operations, net of income taxes	—	1,107	—	3,399
Net income (loss)	$(1,465)	$228	$(3,856)	$31,412
Basic earnings (loss) per share:
Income (loss) from continuing operations	$(.04)	$(.02)	$(.10)	$64
Earnings from discontinued operations, net of income taxes	—	.03	—	.08
Net income (loss)	$(.04)	$.01	$(.10)	$.72
Diluted earnings (loss) per share:
Income (loss) from continuing operations	$(.04)	$(.02)	$(.10)	$.63
Earnings from discontinued operations, net of income taxes	—	.03	—	.08
Net income (loss)	$(.04)	$.01	$(.10)	$.71
Cash dividends declared per share	—	—	—	$0.506

	As of December 31,		As of September 30,
	2004	2005	2006
Consolidated Balance Sheets Data (Dollars in thousands, except per share data):
Cash and cash equivalents	$—	$79,943	$38,970
Debt securities, available for sale	—	26,907	120,271
Restricted cash and cash equivalents	—	40,652	106,714
Flight equipment held for lease, net of accumulated depreciation	94,430	746,124	1,509,443
Total assets	104,981	967,532	1,808,459
Borrowings under credit facilities	—	490,588	351,226
Borrowings under securitization	—	—	554,733
Repurchase agreements	—	8,665	83,839
Security deposits and maintenance payments	3,474	37,089	111,190
Total liabilities	5,746	556,596	1,160,098
Total shareholders’ equity	99,235	410,936	648,361
Total liabilities and shareholders’ equity	$104,981	$967,532	$1,808,459

Recent Developments

Fourth Quarter Financial Results

Revenues for the quarter ended December 31, 2006 were $61.2 million. Of this amount, $58.7 million were aircraft lease rental revenues and $2.5 million was interest income on our debt investments. Fourth quarter aircraft lease rental revenues of $58.7 million included a full quarter of revenue earned on the 65 aircraft owned as of September 30, 2006 and a partial quarter of revenue on the four aircraft purchased during the fourth quarter.

Guggenheim

On January 22, 2007, we entered into the Acquisition Agreement, with affiliates of GAIF pursuant to which we agreed to acquire 38 aircraft for an aggregate base purchase price of approximately $1.595 billion, subject to certain agreed adjustments. The aircraft we will acquire under the Acquisition Agreement are scheduled to be delivered to us between January 2007 and February 2009, with 28 of these aircraft scheduled for delivery in 2007.  Four of the aircraft are Boeing Model 747-400ERF freighter aircraft to be delivered new from the manufacturer, seven are Boeing Model 747-400 aircraft converted or to be converted from passenger to freighter specification and one is a McDonnell Douglas Model MD11SF. The remaining 26 aircraft are passenger aircraft. In this prospectus, we refer to the acquisition of these aircraft as the Aircraft Acquisition.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

This management’s discussion and analysis of financial condition and results of operations contains forward-looking statements that involve risks and uncertainties. Please see ‘‘Special Note Regarding Forward-Looking Statements’’ for a discussion of the uncertainties, risks and assumptions associated with these statements. You should read the following discussion in conjunction with our historical consolidated financial statements and the notes thereto appearing elsewhere in this prospectus, including ‘‘Capitalization,’’ ‘‘Summary Consolidated Financial Information’’ and ‘‘Selected Historical Consolidated Financial and Operating Data.’’ The results of operations for the periods reflected herein are not necessarily indicative of results that may be expected for future periods, and our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including but not limited to those listed under ‘‘Risk Factors’’ and included elsewhere in this prospectus.

OVERVIEW

We are a global company that acquires and leases high-utility commercial jet aircraft to passenger and cargo airlines throughout the world. High-utility aircraft are generally modern, operationally efficient jets with a large operator base and long useful lives. As of September 30, 2006, our aircraft portfolio consisted of 65 aircraft that were leased to 32 lessees located in 23 countries and managed through our offices in the United States, Ireland and Singapore. All of our aircraft are subject to net operating leases whereby the lessee is generally responsible for maintaining the aircraft and paying operational and insurance costs although, in a majority of cases, we are obligated to pay a portion of specified maintenance or modification costs. We also make investments in other aviation assets, including debt securities secured by commercial jet aircraft. As of January 31, 2007, we had acquired and committed to acquire aviation assets having an aggregate purchase price equal to $1.9 billion and $1.8 billion, respectively, for a total of approximately $3.7 billion, including our commitment to acquire 38 aircraft from affiliates of

Guggenheim Aviation Fund, LP, or GAIF. See ‘‘Recent Developments — Guggenheim.’’ Our revenues and income from continuing operations for the nine months ended September 30, 2006 were $128.2 million and $28.0 million, respectively.

We intend to pay regular quarterly dividends to our shareholders. We plan to grow our dividends per share through the acquisition of additional aviation assets using cash on hand and available credit facilities. We expect to finance our acquisitions on a long-term basis using low-cost, non-recourse securitizations. Securitizations allow us to raise long-term capital by pledging cash flows of an asset pool, such as aircraft leases. In June 2006, we closed our first securitization, a $560 million transaction comprising 40 aircraft, which we refer to as Securitization No. 1. On January 15, 2007, we paid a regular quarterly dividend of $0.4375 per common share for the three months ended December 31, 2006, to shareholders of record as of December 29, 2006. These dividends may not be indicative of the amount of any future dividends.

Segments

We manage our business and analyze and report our results of operations on the basis of the following two business segments: Aircraft Leasing and Debt Investments. We present our segment information on a contribution margin basis consistent with the information that our Chief Executive Officer (the chief operating decision maker) reviews in assessing segment performance and allocating resources. Contribution margin includes revenue, depreciation, interest expense and other expenses that are directly connected to our business segments. We believe contribution margin is an appropriate measure of performance because it reflects the marginal profitability of our business segments excluding overhead.

Aircraft Leasing

All of our aircraft are currently subject to net operating leases whereby the lessee is generally responsible for maintaining the aircraft and paying operational and insurance costs. In many of our leases we are obligated to bear a portion of maintenance costs or costs associated with modifications required by manufacturers or regulators. We retain the benefit, and bear the risk, of re-leasing and the residual value of the aircraft upon expiry or early termination of the lease. As of September 30, 2006, our portfolio consisted of 65 aircraft on-lease to 32 lessees in 23 countries with a net book value of $1.5 billion. The weighted average (by net book value) age of the aircraft in the portfolio from the date of delivery by manufacturer to September 30, 2006, was 8.6 years. The weighted average (by net book value) remaining lease term for aircraft we owned at September 30, 2006 is 3.8 years.

Debt Investments

We also invest in debt securities secured by commercial jet aircraft, including enhanced equipment trust certificates, and other forms of collateralized debt. We believe our experience in the aircraft leasing business coupled with knowledge of structured finance, enables us to make opportunistic investments in this market sector. Our intent is not to actively trade debt investments, and accordingly we have classified debt investments purchased to date as available-for-sale as defined in Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities. As of December 31, 2005, we owned debt securities secured by aircraft with a fair value of $26.9 million. From January 1, 2006 through September 30, 2006 we made two additional investments in debt securities secured by aviation assets. At September 30, 2006, our debt investment portfolio consisted of six such debt securities with a fair value of $120.3 million.

Revenues

Revenues in our Aircraft Leasing segment are comprised of operating lease rentals on flight equipment held for lease. The amount of rent we receive depends on various factors, including the type, size and age of the aircraft in our portfolio. Lease rental revenue is recognized on a straight-line basis over the term of the lease. Our aircraft lease agreements generally provide for the periodic payment of a fixed amount of rent over the life of the lease. However, the amount of rent we receive may vary due to several factors, including the credit worthiness of our lessees and the occurrence of delinquencies and defaults. Our lease rental revenues are also affected by the extent to which aircraft are off-lease, and our ability to remarket aircraft that are nearing the end of their leases in order to minimize their off-lease time. Our success in re-leasing aircraft is affected by market conditions relating to our aircraft and by general industry trends. An increase in the percentage of off-lease aircraft or a reduction in lease rates upon remarketing would negatively impact our revenues.

Revenues in our Aircraft Leasing segment for the nine months ended September 30, 2006 were $121.6 million as compared to $33.0 million for the full year ended December 31, 2005. Our revenues increased significantly from 2005 to 2006 as a result of aircraft acquisitions in late 2005 as well as throughout 2006.

Revenues in our Debt Investments segment are recognized using the effective interest method. Certain investments which represent residual interests are accounted for using a level yield methodology based upon a number of cash flow assumptions that are subject to uncertainties and contingencies. Such assumptions include the rate and timing of principal and interest. Revenues in our Debt Investments segment for the nine months ended September 30, 2006 were $6.6 million as compared to $3.0 million for the full year ended December 31, 2005.

Operating Expenses

Operating expenses are comprised of depreciation of flight equipment held for lease, interest expense, selling, general and administrative expenses, or SG&A, and other expenses. As we continue to grow, we expect that depreciation of flight equipment held for lease and interest expense will grow proportionately with revenue growth. We also expect that SG&A will decline as a percentage of revenues as we leverage our existing infrastructure over a greater revenue base.

Since our operating lease terms generally require the lessee to pay for operating, maintenance and insurance costs, our portion of other expenses relating to aircraft reflected in our statement of operations has been nominal.

History

We were formed in October 2004 with a capital commitment of $400 million from funds managed by Fortress for the purpose of investing in aviation assets. This commitment was fully contributed by the end of 2005.

We are incorporated under Bermuda law and have obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not, until March 28, 2016, be applicable to us or to any of our operations or to our shares, debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or is payable by us in respect of real property owned or leased by us in Bermuda. All of our aircraft-owning subsidiaries are non-U.S. corporations that, depending upon the flight activities of the leased aircraft, generally earn income from sources outside the United States that are not subject to U.S. federal income tax. Income earned by our non-U.S. subsidiaries that is attributable to leased aircraft used for flights to or from places within the United States may be subject to U.S. federal income tax. In addition, certain of our

non-U.S. subsidiaries may be subject to state and local income taxes on a portion of their income as a result of aircraft used for flights to or from particular states or localities. We own our debt securities in a Bermuda corporation. Earnings of this corporation are not subject to U.S. federal income tax because we qualify for the portfolio interest exception. We have a U.S. based subsidiary which provides management services to our non-U.S. subsidiaries and is subject to U.S. federal, state and local income taxes.

Acquisitions and Dispositions

Our financial results are impacted by the timing and size of acquisitions and dispositions we complete. As of January 31, 2007, we had acquired and committed to acquire aviation assets having an aggregate purchase price equal to $1.9 billion and $1.8 billion, respectively, or a total of $3.7 billion. To date, we have sold one aircraft and one debt security.

We believe the large and growing aircraft market continues to evolve, generating significant additional acquisition opportunities. Our acquisition strategy is flexible and allows us to take advantage of the best available market opportunities. Currently, we are primarily focused on acquiring high-utility commercial jet aircraft and we may also make opportunistic acquisitions of other asset-backed aviation assets. Our business strategy has been to pursue acquisitions through multiple channels across the world, such as sale-leasebacks with airlines and purchases from operating lessors, banks and other aircraft owning entities. We also explore opportunities to purchase aircraft from manufacturers from time to time. Our ability to successfully and efficiently acquire and integrate additional aviation assets on favorable terms will significantly impact our financial results and growth prospects.

On January 22, 2007, Aircastle entered into the Acquisition Agreement with GAIF under which we agreed to acquire 38 aircraft for an aggregate base purchase price of approximately $1.595 billion, subject to certain agreed adjustments. The aircraft we will acquire under the Acquisition Agreement are scheduled to be delivered to us between January 2007 and February 2009.

Four of the aircraft are Boeing Model 747-400ERF freighter aircraft, scheduled for delivery from the manufacturer between January 2007 and April 2008. Our purchase of each of the new freighters would close on its delivery date from the manufacturer; however, subject to satisfaction of certain conditions, we have agreed to make an accelerated payment to the relevant seller and acquire its rights and obligations under the manufacturer’s purchase agreement for the new freighters. Signed leases are in place for all of the new freighters, with delivery under each lease scheduled to be made upon completion of the manufacturing process for the relevant new freighter, provided that the executed lease for the new freighter scheduled for delivery in April 2008 is being held in escrow pending satisfaction of certain conditions.

Seven of the aircraft are Boeing Model 747-400 aircraft which have been, or will be converted into freighter aircraft. One of the converted freighters completed its passenger-to-cargo conversion process in November 2006 and was delivered to a lessee; the remaining converted freighters are scheduled to complete the conversion process between February 2007 and June 2008. Our purchase of each of the converted freighters would close on the date it completes the conversion process; however, subject to satisfaction of certain conditions, we have agreed to make an accelerated payment to the relevant seller and acquire the converted freighters, and the rights and obligations of the relevant seller under the passenger-to-freighter conversion contract, prior to completion of the conversion process. Signed leases are in place for all of the converted freighters, with delivery under each lease having been made, or being scheduled to be made, upon completion of the conversion process for the relevant converted freighter.

Six of the aircraft are Airbus Model A320-200 aircraft, which are under contract for purchase from an airline during the period from December 2007 to February 2009. Our purchase of the Airbus

Model A320-200 aircraft would close upon delivery from the airline to the relevant seller; however, subject to satisfaction of certain conditions, we have agreed to make an accelerated payment to the relevant seller and acquire the rights and obligations of the relevant seller under its contract with the airline seller. Currently there are no leases signed for the Airbus Model A320-200 aircraft.

The purchase of each of the remaining 21 aircraft under the Acquisition Agreement will close upon satisfaction of agreed conditions precedent, with scheduled closing dates ranging from January 2007 to May 2007. All but three of these aircraft are currently subject to lease. The three off-lease aircraft are Boeing Model 737-400s. Five of the remaining 21 aircraft are passenger-configured Boeing Model 757-200 aircraft, on lease to two lessees. Upon our purchase of these aircraft we expect to succeed to the rights and obligations of the relevant seller under a sale agreement with a third party, under which we would sell the aircraft upon expiry of the existing leases, which are currently scheduled to expire on dates between June 2008 and October 2011.

The weighted average age of the aircraft is 9.38 years. The weighted average remaining lease term for the aircraft, excluding the aircraft not currently subject to lease, is 8.28 years. The top five lessees of the aircraft are Martinair, Emirates, Volga-Dnepr, KLM and Cargo 360, all of which are leasing freighter aircraft, and the aircraft operated or to be operated by these five lessees represent approximately 64% of the aggregate purchase price for the aircraft.

Our purchase of the aircraft is generally on an ‘‘as-is, where-is’’ basis, in some cases subject to a pre-delivery inspection and to such aircraft being in an expected delivery condition. If an aircraft suffers a total loss or significant damage prior to our purchase, or if delivery of an aircraft is delayed beyond an agreed deadline, then we may terminate our obligation to purchase that aircraft (without affecting our rights and obligations in relation to the other aircraft). If we have made an accelerated payment with respect to an aircraft, then upon any such termination affecting that aircraft any accelerated payment we have made with respect to that aircraft must be returned to us with interest at 6% per annum from the date the accelerated payment was made.

The Company will guarantee the obligations of its affiliates under the Acquisition Agreement. In order to secure the obligations of our affiliates, we will post a letter of credit. If we were to default on our obligation to purchase an aircraft when all conditions to closing had been met by the relevant seller, then following notice and an opportunity to cure such default the sellers would have the right to terminate the Acquisition Agreement as a whole and draw down the then-current stated amount of the letter of credit, and retain the proceeds as liquidated damages for our failure to perform.

The obligations of the sellers will be guaranteed by Guggenheim Aviation Investment Fund, LP. If any seller were to knowingly default in any material respect on a material obligation, then following notice and an opportunity to cure such default, we would have the right to terminate the Acquisition Agreement and seek damages, subject to agreed limitations. If we make any accelerated payments for any aircraft, the obligations of the seller to return such accelerated payments following a termination of the Acquisition Agreement with respect to the relevant aircraft will be secured by a letter of credit.

We and the sellers have rights of indemnification against one another for losses suffered as a consequence of a breach of the Acquisition Agreement or for operational risks relating to the aircraft during agreed time periods, subject to customary limitations.

Closing of the transactions contemplated by the Acquisition Agreement is subject to certain customary closing conditions for transactions of this type. There can be no assurance that these conditions will be satisfied or that we will complete the acquisition of all the aircraft contemplated by the Acquisition Agreement. See ‘‘Risk Factors—Failure to close the Aircraft Acquisition could negatively impact our stock price and financial results’’.

Of the total base purchase price for the 38 aircraft of approximately $1.595 billion, 28 aircraft with an aggregate base purchase price of approximately $1.040 billion are scheduled to be acquired in 2007. The remaining ten aircraft have an aggregate purchase price of $554.5 million, nine of which will be delivered in 2008 and one will be delivered in 2009. Of the 38 aircraft that are to be acquired, 29 are to be acquired subject to lease and nine are to be acquired not subject to lease. The 29 aircraft subject to lease have an aggregate base purchase price of approximately $1.467 billion, contractual monthly rents totaling approximately $14.0 million and a weighted average remaining lease term of 8.28 years. The nine aircraft that are not subject to lease have an aggregate base purchase price of approximately $127.5 million.

The aircraft to be acquired include 26 passenger aircraft with a weighted average age of 12.3 years and a total base purchase price of $500.5 million and 12 freighters with a weighted average age of 8.0 years and a total base purchase price of $1.094 billion. For accounting purposes, we calculate aircraft depreciation expense based on the estimated useful life of each aircraft and the estimated residual value of each aircraft at the end of its useful life. Generally, we estimate that passenger aircraft have a useful life of 25 years and freighters have a useful life of between 30 and 35 years from the date of manufacture. We estimate that the residual value of our passenger aircraft is 15% of the manufacturer’s original sales price when new and the residual value of freighters ranges between 10% and 15% of the manufacturer’s original sales price when new, or, in the case of converted freighters, of our purchase price.

We initially expect to pay for substantially all of the purchase price of the aircraft using debt financing available on our Revolving Credit Facility and Amended Credit Facility No. 2 or other borrowings that may be available to us at the time of acquisition. See ‘‘Description of Indebtedness.’’ We expect to fund our aircraft on a long-term basis by securitizing their future cash flows using a structure similar to Securitization No. 1. Therefore, we expect to incur additional interest expense as a result of the Aircraft Acquisition.

The following table sets forth certain information with respect to the aircraft acquired or to be acquired by us, including the aircraft to be acquired pursuant to the Acquisition Agreement.

AIRCASTLE AIRCRAFT INFORMATION

($ in thousands)

	Owned Aircraft as of September 30, 2006 (1)		Aircraft Acquired Subsequent to September 30, 2006 and Committed to be Acquired (5)		Aircraft to be Acquired from GAIF		Aircraft Acquired and Committed to be Acquired as of January 31, 2007
SUMMARY STATISTICS
Asset Net Book Value	$1,509,443		$383,443		$1,594,950		$3,487,836
No. of Aircraft	65		12		38		115
Number of Lessees	32		10		14		48
Number of Countries	23		9		10		27
Weighted Average Age (years) (2)	9.87		8.53		9.38		9.62
Weighted Average Remaining Lease Term (years) (3) (4)	3.83		3.88		8.28		5.87
Weighted Average Remaining Cargo Lease Term (years) (4)	1.92		—		9.84		9.29
PORTFOLIO DIVERSIFICATION
	# Aircraft	% of Net Book Value	# Aircraft	% of Net Book Value	# Aircraft	% of Net Book Value	# Aircraft	% of Net Book Value
Aircraft Type
Passenger
Narrowbody	46	61%	10	59%	24	28%	80	46%
Midbody	13	33%	1	18%	2	3%	16	18%
Widebody	0	0%	1	23%	0	0%	1	2%
Total Passenger	59	94%	12	100%	26	31%	97	66%
Freighter	6	6%	0	0%	12	69%	18	34%
Total	65	100%	12	100%	38	100%	115	100%

Lessee Diversification
Top Five Lessees (4)	28	49%	6	65%	11	64%	30	34%

Regional Diversification
Europe (4)	34	46%	5	28%	11	44%	50	43%
Asia	14	23%	3	47%	12	20%	29	24%
North America	11	24%	—	—	3	8%	14	14%
Latin America	4	4%	1	7%	1	2%	6	3%
Middle East and Africa	2	3%	2	10%	2	18%	6	11%
Off Lease (6)	—	—	1	8%	9	8%	10	5%
	65	100%	12	100%	38	100%	115	100%

(1)	Includes aircraft owned as of September 30, 2006, and excludes aircraft we were committed to acquire as of that date.

(2)	Weighted average age (years) is as of January 31, 2007.

(3)	Excludes one Boeing Model 737-800 scheduled for delivery to us in February 2007 which is not subject to lease, but which is subject to a letter of intent with a potential lessee, and also excludes three Boeing Model 737-400 aircraft scheduled for delivery to us in February 2007 and six Airbus Model A320-200 aircraft scheduled for delivery to us between December 2007 and February 2009 which are not currently subject to lease.

(4)	Includes one Boeing Model 747-400ERF scheduled for delivery in April 2008 for which a lease has been executed but is being held in escrow pending satisfaction of certain conditions.

(5)	Excludes aircraft to be acquired from GAIF.

(6)	Includes one Boeing Model 737-800 scheduled for delivery to us in February 2007 which is not subject to lease, but which is subject to a letter of intent with a potential lessee, and also excludes three Boeing Model 737-400 aircraft scheduled for delivery to us in February 2007 and six Airbus Model A320-200 aircraft scheduled for delivery to us between December 2007 and February 2009 which are not currently subject to lease.

Finance

A key aspect of our growth strategy is our capital management approach, which supports the financing of our acquisitions of aircraft and other aviation assets. We typically finance the initial purchase of aircraft and other aviation assets using flexible, committed short-term credit arrangements and cash on hand. We believe our ability to execute acquisitions expeditiously and without financing contingencies has benefited us in competitive bidding situations. Our short-term borrowed funds for our aircraft acquisitions and repurchase obligations for our securities are provided by secured term credit facilities from banks. See ‘‘— Liquidity and Capital Resources — Credit Facilities.’’

We intend to access the securitization market or other cost effective markets to provide long-term financing for our aircraft portfolio. On June 15, 2006, we closed our first securitization of 40 aircraft, which we refer to as Securitization No. 1. The ACS 2006-1 Pass Through Trust, a newly formed trust, issued a single class of G-1 pass through trust certificates, which we refer to as the certificates, representing undivided interests in $560 million of floating rate asset-backed notes, which we refer to as notes, issued by our wholly owned subsidiaries and supported by 40 aircraft which we refer to as Portfolio No. 1. The principal balance of the notes is equal to 54.8% of the Initial Appraised Value of Portfolio No. 1 of $1.022 billion. Initial Appraised Value is the lesser of the mean and the median of base value appraisals obtained from three internationally recognized appraisal firms during the period October 2005 through December 2005. We retained 100% of the rights to receive future cash flows from Portfolio No. 1 after the payment of claims that are senior to our rights. Almost all claims are senior to our rights to receive future cash flows, including but not limited to payment of expenses related to the aircraft and fees of service providers, interest and principal payments to certificate holders, amounts owed to hedge providers and amounts, if any, owed to the policy provider and liquidity provider under Securitization No. 1 for previously unreimbursed advances.

The notes bear interest at one-month LIBOR plus 0.27%. Financial Guaranty Insurance Company, or FGIC, issued a financial guaranty insurance policy to support the payment of interest when due on the certificates and the payment, on the final distribution date, of the outstanding principal amount of the certificates. The certificates are rated Aaa and AAA by Moody’s Investor Service and Standard & Poor’s rating services, respectively. We are parties to a series of interest rate hedging contracts intended to hedge the interest rate exposure associated with issuing floating-rate obligations backed by primarily fixed-rate lease assets. These contracts, together with the guarantee premium, the spread referenced above and other costs of trust administration, result in a fixed rate cost of 6.6% per annum, including the amortization of issuance fees and expenses.

We are currently utilizing a $1.25 billion senior secured credit facility to finance up to 65% of the purchase price of certain aircraft not included in Securitization No. 1. For a detailed description of this credit facility, see ‘‘Description of Indebtedness — Amended Credit Facility No. 2.’’ We expect to continue to purchase aircraft using our credit facilities plus cash on hand and, once a portfolio of 30 to 50 aircraft has been acquired, finance the portfolio on a long-term basis using a securitization structure similar to Securitization No. 1.

Based on our expected aircraft acquisition plan, we anticipate completing one or two portfolio securitizations per year and one or two additional equity offerings per year. Our ability to successfully complete these securitizations and equity offerings on favorable terms will have a significant impact on our results of operations and financial condition.

On August 11, 2006, we completed our initial public offering of 10,454,535 common shares at a price of $23 per share, raising $240.5 million before offering costs. The net proceeds of our initial public offering, after our payment of $16.8 million in underwriting discounts and commission expense, and $4.0 million in offering expenses were $219.7 million, $205.5 million of which were used to repay a portion of Amended Credit Facility No. 2. The remainder of the net proceeds was used for working capital requirements and to fund additional aircraft acquisitions.

RESULTS OF OPERATIONS

Comparison of the Period from October 29, 2004 (Commencement of Operations) to December 31, 2004 to the Year Ended December 31, 2005

Our financial results for 2004 are not representative of a full year of operations and are not significant because our operations commenced on October 29, 2004. Similarly, our results of operations for the year ended December 31, 2005 are not representative of a full year of operations as we continued to ramp up operations through the purchase of aircraft and the employment of key personnel. In general, the changes for the period from October 29, 2004 (Commencement of Operations) to December 2004 as compared to the year ended December 31, 2005 are not comparable.

During 2004, we operated in one business segment, Aircraft Leasing. In the first quarter of 2005, we commenced a second segment, Debt Investments, engaged in investing in debt securities.

Revenues and Contribution Margin

Revenue and contribution margin by segment for the year ended December 31, 2005 is set forth in the table below. See Note 14 to our consolidated financial statements for the reconciliation to operating income and our reasons for using contribution margins to discuss our results of operations.

	Year Ended December 31, 2005
(Dollars in thousands)	Aircraft Leasing	Debt Investments
Revenues
Lease rentals	$32,978	$—
Interest income	—	2,942
Other revenues	2	104
Total revenues	32,980	3,046
Expenses
Depreciation	14,295	—
Interest	8,930	173
Other expenses	1,078	—
Total expenses	24,303	173
Contribution margin	$8,677	$2,873

Aircraft Leasing

For the year ended December 31, 2005, the contribution margin of our Aircraft Leasing segment was $8.7 million on $33.0 million of revenue. At December 31, 2005, we owned 32 aircraft held for lease, all of which were on-lease. During 2005, the number of aircraft we owned increased from three aircraft at December 31, 2004 to 32 aircraft at December 31, 2005. For the year ended December 31, 2005, our aircraft leasing revenue of $33.0 million, depreciation expense of $14.3 million and interest expense of $8.9 million reflect the growth of operations during 2005.

For the same period, other expenses primarily consisted of aircraft insurance of $526,000, lease rental expenses of $317,000 and flight equipment repairs of $235,000.

We expect revenue and all of our aircraft leasing expenses to increase in 2006 as we continue to acquire and lease more aircraft and record a full year of lease rental revenue and expenses related to aircraft purchased in 2005.

Debt Investments

For the year ended December 31, 2005, the contribution margin of our Debt Investments segment was $2.9 million on $3.0 million of revenue. At December 31, 2005, we owned $26.9 million of aircraft related debt securities. For the year ended December 31, 2005, revenues from Debt Investments consisted of interest income totaling $2.9 million and interest expense consisted of interest on repurchase agreements totaling $173,000.

Selling, General and Administrative and Other Expenses

For the year ended December 31, 2005, selling, general and administrative expenses of $12.6 million primarily consisted of personnel expenses and other SG&A expenses. Personnel expenses totaling $7.4 million consisted of compensation costs of $6.1 million, relocation and recruiting costs of $1.1 million and benefits of $163,000. At December 31, 2005, we had 29 employees. Compensation and benefits costs increased in 2006 as we hired additional personnel and incurred a full year of costs related to employees hired in 2005.

For the year ended December 31, 2005, other SG&A expenses totaling $5.2 million consisted of legal, accounting and tax fees and other expenses. Legal fees incurred in 2005 related primarily to the legal organization and administration of Aircastle and its various subsidiaries. Legal, accounting and tax fees increased in 2006 in connection with our initial public offering and operating as a public company.

Income Tax Provision

We have obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not, until March 28, 2016, be applicable to us or to any of our operations or to our shares, debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or to any taxes payable by us in respect of real property owned or leased by us in Bermuda.

All of our aircraft-owning subsidiaries are foreign corporations that, depending upon the flight activities of the leased aircraft, generally earn income from sources outside the United States and therefore are exempt from U.S. federal, state and local income taxes. We have a U.S. based subsidiary which provides management services to our non-U.S. subsidiaries and is subject to U.S. federal, state and local income taxes.

Our provision for income taxes for the year ended December 31, 2005 was $0.9 million. Income taxes have been provided based upon the tax laws and rates in the countries in which operations are conducted and income is earned. Consequently, the provision for income taxes recorded relates to income earned by certain subsidiaries of the Company which are located in jurisdictions that impose income taxes.

Discontinued Operations

During 2005, we purchased an aircraft and immediately held it for sale. The aircraft is classified on the balance sheet as flight equipment held for sale and all operating activities are classified as discontinued operations. No depreciation expense was recorded on this aircraft.

For the year ended December 31, 2005, earnings from discontinued operations, net of taxes, totaled $1.1 million. The aircraft earned lease rentals in the amount of $1.6 million and incurred interest expense of $404,000 for the year ended December 31, 2005. Income taxes associated with the aircraft was $115,000. The aircraft was sold on March 29, 2006 for a $2.2 million gain and the related debt in the amount of $36.7 million was repaid on March 30, 2006.

Comparison of the nine months ended September 30, 2005 to the nine months ended September 30, 2006

Revenues and Contribution Margin

Revenues and contribution margin by segment is set forth in the tables below. See Note 15 to our unaudited consolidated financial statements for the reconciliation to operating income and our reasons for using contribution margin to discuss our results of operations.

Aircraft Leasing

Aircraft Leasing revenues and contribution margin were as follows:

	Nine Months Ended September 30,
(Dollars in thousands)	2005	2006
Revenues
Lease rentals	$13,047	$121,413
Interest income	—	—
Other revenues	65	153
Total revenues	$13,112	$121,566
Expenses
Depreciation	6,561	37,800
Interest	3,726	36,258
Other expenses	755	1,239
Total expenses	11,042	75,297
Contribution margin	$2,070	$46,269

For the nine months ended September 30, 2005, the contribution margin of our Aircraft Leasing segment was $2.1 million on $13.1 million of revenues. At September 30, 2005, we owned 18 aircraft held for lease, 13 of which were on-lease.

For the nine months ended September 30, 2006, the contribution margin of our Aircraft Leasing segment was $46.3 million on $121.6 million of revenues. At September 30, 2006, we owned 65 aircraft held for lease, all of which were on-lease. Aircraft leasing revenue of $121.6 million, depreciation expense of $37.8 million, interest expense of $36.3 million and other expenses of $1.2 all increased relative to the nine months ended September 30, 2005 due to the increase in the size of our aircraft portfolio.

Debt Investments

Debt Investment revenues and contribution margin were as follows:

	Nine Months Ended September 30,
(Dollars in thousands)	2005	2006
Revenues
Lease rentals	$—	$—
Interest income	2,225	6,588
Total revenues	$2,225	$6,588
Expenses
Depreciation	—	—
Interest	27	3,194
Other expenses	—	—
Total expenses	27	3,194
Contribution margin	$2,198	$3,394

For the nine months ended September 30, 2005, the contribution margin of our Debt Investments segment was $2.2 million on $2.2 million of revenues. At September 30, 2005, we owned $23 million of debt securities with $3.4 million of unrealized gains as reflected in accumulated other comprehensive income at September 30, 2005.

For the nine months ended September 30, 2006, the contribution margin of our Debt Investments segment was $3.4 million on $6.6 million of revenues. At September 30, 2006, we owned $120 million of debt securities with $13.5 million of unrealized gains as reflected in accumulated other comprehensive income at September 30, 2006.

Selling, General, Administrative and Other Expenses

Selling, general, administrative and other expenses are as follows:

	Nine Months Ended September 30,
(Dollars in thousands)	2005	2006
Personnel	$4,890	$11,756
Compensation to director	—	3,400
Professional fees	1,691	3,194
Rent and office expenses	298	506
Depreciation of leasehold improvements and office equipment	83	382
Communication expenses	90	251
Business insurance	38	174
Other selling, general and administrative expenses	1,109	1,928
	$8,199	$21,591

Personnel costs consist primarily of salary, recruitment and relocation expenses which increased as the number of employees increased from 29 at September 30, 2005 to 38 at September 30, 2006.

Compensation to a director was a non-cash share based payment expense for the purchase of common shares below fair market value. Professional fees consisted primarily of legal, accounting and tax fees associated with our legal organization and administration. Office expense and equipment costs, mainly rent, depreciation, communications, insurance and other general office expenses, increased with the expansion of facilities required to meet the demands of our growing business.

Income Tax Provision

Our provision for income taxes for the nine months ended September 30, 2005 and 2006 was $461,000 and $4.5 million, respectively. Income taxes have been provided based upon the tax laws and rates in the countries in which operations are conducted and income is earned. Consequently, the provision for income taxes recorded relates to income earned by certain of our subsidiaries which are located in jurisdictions that impose income taxes.

Discontinued Operations

During 2005, we purchased an aircraft and immediately held it for sale. As of December 31, 2005, the aircraft was classified on the balance sheet as flight equipment held for sale and all operating activities were classified as discontinued operations. No depreciation expense was recorded on this aircraft. For the nine months ended September 30, 2006, earnings from discontinued operations, net of taxes, totaled $3.4 million. The aircraft earned lease rental revenue in the amount of $2.1 million and incurred interest expense of $528,000 in 2006. Income tax associated with the aircraft in 2006 was $448,000. The aircraft was sold on March 29, 2006 for a $2.2 million gain and the related debt in the amount of $36.7 million was repaid on March 30, 2006.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

Management’s discussion and analysis of financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with GAAP, requires us to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying footnotes. Our estimates and assumptions are based on historical experiences and currently available information. Actual results may differ from such estimates under different conditions, sometimes materially. A summary of our significant accounting policies is presented in the notes to our consolidated financial statements included elsewhere in this prospectus. Critical accounting policies and estimates are defined as those that are both most important to the portrayal of our financial condition and results and require our most subjective judgments, estimates and assumptions. Our most critical accounting policies and estimates are described below.

Lease Revenue Recognition

Our operating lease rentals are recognized on a straight-line basis over the term of the lease. We will neither recognize revenue nor record a receivable from a customer when collectibility is not reasonably assured. Estimating whether collectibility is reasonably assured requires some level of subjectivity and judgment. When collectibility is not certain, the customer is placed on non-accrual status and revenue is recognized when cash payments are received. Management determines whether customers should be placed on non-accrual status. When we are reasonably assured that payments will be received in a timely manner, the customer is placed on accrual status. The accrual/non-accrual status of a customer is maintained at a level deemed appropriate based on factors such as the customer credit rating, payment performance, financial condition and requests for modifications of lease terms and conditions. Events or circumstances outside of historical customer patterns can result in changes to a customer’s accrual status.

Income and Valuation of Debt Securities

Income on debt securities is recognized using the effective interest method. Certain investments which represent residual interest are accounted for using a level yield methodology based upon a number of cash flow assumptions that are subject to uncertainties and contingencies. Such assumptions include the rate and timing of principal and interest receipts (which may be subject to prepayments and defaults). These assumptions are updated on at least a quarterly basis to reflect changes related to a particular security, actual historical data, and market changes. These uncertainties and contingencies are difficult to predict and are subject to future events and economic and market conditions, which may alter the assumptions. We have classified our investments in debt securities as available for sale. As such, they are carried at fair value with any net unrealized gains and losses reported as a component of accumulated other comprehensive income. Fair value is based primarily upon broker quotations, as well as counterparty quotations, which provide valuation estimates based upon reasonable market order indications or a good faith estimate thereof. These quotations are subject to significant variability based on market conditions, such as interest rates and credit spreads. Changes in market conditions, as well as changes in the assumptions or methodology used to determine fair value, could result in a significant increase or decrease in our results of operations and financial position. At September 30, 2006, each of our debt securities available for sale had an unrealized gain.

Flight Equipment

Flight equipment held for lease is stated at cost and depreciated using the straight-line method over a 25 year life from the date of manufacture to estimated residual values.

Estimated residual values are generally determined to be approximately 15% of the manufacturer’s estimated realized price for flight equipment when new. Management may, at its discretion, make exceptions to this policy on a case-by-case basis when, in its judgment, the residual value calculated pursuant to this policy does not appear to reflect current expectations of value. Examples of situations where exceptions may arise include but are not limited to:

•	flight equipment where estimates of the manufacturer’s realized sales prices are not relevant (e.g., freighter conversions);

•	flight equipment where estimates of the manufacturers’ realized sales prices are not readily available; and

•	flight equipment which may have a shorter useful life due to obsolescence.

In accounting for flight equipment held for lease, we make estimates about the expected useful lives, the fair value of attached leases and the estimated residual values. In estimating useful lives, fair value of leases and residual values of our aircraft, we rely upon actual industry experience with the same or similar aircraft types and our anticipated utilization of the aircraft.

Determining the fair value of attached leases requires us to make assumptions regarding the current fair values of leases for specific aircraft. We estimate a range of fair values of like aircraft in order to determine if the attached lease is within a fair value range. If a lease is below or above fair value range, we present value the estimated amount below or above fair value range over the remaining term of the lease. Lease premiums or discounts are amortized into lease rental income over the remaining term of the lease.

Our flight equipment held for lease is evaluated for impairment when events and circumstances indicate that the assets may be impaired. Indicators include third party appraisals of our aircraft, adverse changes in market conditions for specific aircraft types and the occurrence of significant adverse changes in general industry and market conditions that could affect the fair value of our aircraft.

Derivative Financial Instruments

In the normal course of business we utilize derivative instruments to manage our exposure to interest rate risks. We account for derivative instruments in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended and interpreted (‘‘SFAS No.133’’). In accordance with SFAS No.133, all derivatives are recognized on the balance sheet at their fair value. We obtain the values on a quarterly basis from the counterparty of the derivative contracts. When hedge treatment is achieved under SFAS No.133, the changes in fair values related to the effective portion of the derivatives are recorded in other comprehensive income or in income, depending on the designation of the derivative as a cash flow hedge. The ineffective portion of the derivative contract is calculated and recorded in income at each quarter end.

At inception of the hedge, we choose a method of ineffectiveness calculation, which we must use for the life of the contract. For a majority of our hedges, we use the ‘‘change in variable cash flows method’’ for calculation of hedges not considered to be perfectly effective. In the case of swap transactions, the calculation involves a comparison of the present value of the cumulative change in the expected future cash flows on the variable leg of the swap and the present value of the cumulative change in the expected future interest cash flows on the floating-rate liability. The difference is the calculated ineffectiveness and is recorded in income.

We use the ‘‘hypothetical trade method’’ for hedges that do not qualify for the ‘‘change in variable cash flow method’’ under SFAS No.133. The calculation involves a comparison of the change in the fair value of a hypothetical trade to the change in the fair value of the hedge. The difference is the calculated ineffectiveness and is recorded in income.

Share Based Payments

Compensation costs relating to share based payments are recognized based on the fair value of the equity instruments issued in accordance SFAS No. 123(R), Share-Based Payment. We use the straight line method of accounting for compensation cost on share based payment awards that contain pro-rata vesting provisions. Prior to our initial public offering, the fair value of the equity instruments was determined based on a valuation which took into account various assumptions that were subjective. Such assumptions involved projecting our earnings through the date of the anticipated initial public offering to develop an estimated annualized rate of earnings and annualized earnings and dividends per share. Key assumptions used in developing the projection included expected monthly acquisition volume through the date of the initial public offering, leverage and interest costs, revenues from new aircraft acquisitions and the growth of selling, general and administrative expenses. Compensation costs relating to share based payments recognized subsequent to the initial public offering are measured based upon the market price of our common shares at the grant date. We anticipate that the current requisite service periods will be obtained for employees with awards.

LIQUIDITY AND CAPITAL RESOURCES

We have been able to meet our liquidity requirements from several sources, including:

•	Lines of credit, our securitization, and other secured borrowings;

•	Our initial public offering;

•	Prior to our initial public offering, equity contributions from the Fortress funds;

•	Aircraft lease revenues and maintenance payments; and

•	Principal and interest payments from our debt investments.

We expect that cash on hand and cash flow provided by operations, as well as our credit facilities, will satisfy our short-term liquidity needs with respect to our current portfolios of aircraft and debt securities over the next 12 months.

The acquisition of aircraft and debt securities drives our growth and fuels our long-term need for liquidity. We expect to acquire a substantial amount of aviation assets over the next twelve months but there can be no assurances regarding the timing and amount of such acquisitions. During the first nine months of 2006, we acquired $746.1 million of commercial jet aircraft and related capital improvements and $92.7 million of debt securities secured by commercial jet aircraft, for a total of $838.8 million. In addition, at September 30, 2006, we expect capital expenditures and lessee maintenance payment draws on our owned and committed aircraft portfolio to be approximately $18 million over the next twelve months. However, there can be no assurance that we will be able to acquire such additional aircraft or that such capital expenditures will not exceed the expected amount. It is our intention to fund future aircraft acquisitions, including the Aircraft Acquisition, initially through borrowings under our credit facilities, and to repay all or a portion of such borrowings from time to time with the net proceeds from subsequent securitizations and additional equity issuances. It is also our intention to finance investments in debt securities with borrowings arranged at the time of the investment which may include entering into repurchase agreements. Therefore, our ability to execute our business strategy, particularly the growth of our acquisitions, depends to a significant degree on our ability to obtain additional debt and equity capital. Depending on the volume of aircraft acquisitions and opportunities to invest in debt securities, we will likely seek to execute additional securitizations and may seek to execute additional equity offerings during the course of the next 12 months. Decisions by investors and lenders to enter into such transactions with us will depend upon a number of factors, such as our historical and projected performance, compliance with the terms of our current credit arrangements, industry and market trends, the availability of capital and the relative attractiveness of alternative investments. We believe that funds will be available to support our growth strategy and will enable us to pay dividends to our common shareholders as contemplated by our dividend policy. However, future deterioration in our performance or our markets could limit our ability to access these sources of financing and/or increase our cost of capital, which may negatively impact our ability to raise additional funds, grow our business and to pay dividends to our common shareholders.

Cash Flows

	Period Ended December 31,	Year Ended December 31,	Nine Months Ended September 30,
(Dollars in thousands)	2004	2005	2005	2006
Net cash flow provided by operating activities	$4,290	$20,562	$766	$87,433
Net cash flow used in investing activities	(97,405)	(742,144)	(198,566)	(820,960)
Net cash flow provided by financing activities	93,115	801,525	259,886	692,554

Operating activities provided net cash flow of $766,000 in the first nine months of 2005 and provided net cash flow of $87.4 million in the first nine months of 2006. Cash flow from operations is primarily generated from rents received pursuant to the lease agreements on our aircraft. It is reduced by interest paid on our borrowings and by selling, general and administrative expenses. The amount of rent we receive depends on various factors, including the size, age and composition of our aircraft portfolio. Our aircraft lease agreements generally provide for the periodic payment of a fixed amount of rent over the life of the lease. However, the amount of rent we receive may vary due to several factors, including the credit worthiness of our lessees and the occurrence of delinquencies and defaults. It is also affected by the extent to which aircraft are off-lease and our ability to remarket aircraft that are nearing the end of their leases. Our success in re-leasing aircraft is affected by market conditions for our aircraft and by general industry trends. At September 30, 2005, 13 of our 18 aircraft were on-lease. At

September 30, 2006, all 65 of our aircraft were on-lease. Cash flow from (used in) operations is also affected by the interest expense we pay on our credit facilities and by our decisions to hedge the risk of changing interest rates. All of our debt is currently floating rate and varies with changes in LIBOR. To the extent interest rates increase, we may be liable for more interest payments to our lenders. Our practice has been to hedge the expected future interest payments on a portion of our floating rate liabilities by entering into derivative contracts. However, we remain exposed to changes in interest rates to the extent we decide to remain unhedged and the degree to which our hedges are not perfectly correlated to the hedged future cash flows.

Net cash flow used in investing activities totaled $198.6 million and $821.0 million for the nine months ended September 30, 2005 and 2006, respectively. The period to period increase reflects the increase in our business activities during this time. During the nine months ended September 30, 2006 we acquired 33 aircraft as compared to 15 aircraft during the nine months ended September 30, 2005, resulting in our investment of $746.1 million in the acquisition and improvement of flight equipment during the nine months ended September 30, 2006 as compared to $173.3 million during the nine months ended September 30, 2005. We also invested $92.7 million in debt securities during the nine months ended September 30, 2006 as compared to $23.0 million for the nine months ended September 30, 2005. Cash flow from investing activities for the nine months ended September 30, 2006 also reflect proceeds of $57.2 million from the sale of an aircraft in March 2006 that had been reported as discontinued operations.

Net cash flow from financing activities totaled $259.9 million and $692.6 million for the nine months ended September 30, 2005 and 2006, respectively. The period to period increase primarily reflects the growth in our investment in flight equipment. Our financing strategy is to finance aircraft acquisitions on an interim basis using credit facilities until we aggregate a large enough portfolio to securitize. Borrowings under our credit facilities are collateralized by leases on our aircraft, ownership interest in our subsidiaries that own aircraft, cash on deposit in lockbox accounts and other assets held by the collateral agent and rights under the service provider agreements and certain other agreements.

On August 11, 2006, we completed our initial public offering of 10,454,535 common shares at a price of $23 per share, raising approximately $240.5 million before offering costs. The net proceeds of the initial public offering, after our payment of $16.8 million in underwriting discounts and commissions and $4.0 in offering expenses, were $219.7 million, of which $205.5 million of the net proceeds were used to repay a portion of the outstanding balance on Amended Credit Facility No. 2. The remainder of the net proceeds were used for working capital requirements and to fund additional aircraft acquisitions.

The increase in cash flows from financing activities also reflects an increase in the advance rates available to the Company from credit facilities and securitization executed since September 30, 2005, including Securitization No. 1, Amended Credit Facility No. 2, Credit Facility No. 3 and the Revolving Credit Facility (each as defined below). At September 30, 2006, the Company had borrowed $906 million secured by interests in flight equipment with a net book value of $1.5 billion. At September 30, 2005, the Company had borrowed $129.1 million secured by interests in flight equipment with a net book value of $266 million. The weighted average advance rates of the Company’s borrowings under these credit facilities, relative to the net book value of the Company’s flight equipment, were 49% and 60% at September 30, 2005 and 2006, respectively.

On June 15, 2006, we closed our first portfolio securitization, which we refer to as Securitization No. 1. The net proceeds from Securitization No. 1 were used to pay down $441.2 million of debt on Credit Facility No. 1 and $45.0 million on Amended Credit Facility No. 2 and for working capital purposes.

We also repaid $36.7 million of debt outstanding on Credit Facility No. 3 on March 31, 2006 when we sold one of the aircraft that had been financed under this facility. The aircraft had been classified as held for sale for accounting purposes and results of operations related to the aircraft have been reported in Discontinued Operations.

Net cash flow from financing activities for the first nine months of 2006 also reflects the receipt of $76.0 million from repurchase agreements. The cash flow is primarily related to the acquisition and financing of two debt securities on March 10, 2006.

In 2004, the Fortress funds committed to invest $400 million of equity in Aircastle. Of this amount, $93.1 million was contributed in 2004 and the remaining $306.9 million was invested in 2005. In 2005, we borrowed a total of $490.6 million on secured credit facilities and $8.7 million on repurchase agreements. During the nine months ended September 30, 2006, we received cash from credit facilities of $415.3 million, net of repayments, to finance investments in aircraft, and we received cash from repurchase agreements of $75.2 million, net of repayments, to finance the acquisition of debt securities. The borrowings under our credit facilities were collateralized by leases on our aircraft, ownership interests in the subsidiaries that own the aircraft, cash on deposit in lockbox accounts and other assets held by the collateral agent and rights under the service provider agreement and certain other agreements.

Credit Facilities

On December 15, 2006, we amended and restated our senior secured revolving credit agreement, which we refer to as Amended Credit Facility No. 2. This credit facility previously provided for loans in an aggregate amount of up to $750.0 million, and following amendment and restatement provides for loans in an aggregate amount up to $1.0 billion. On January 22, 2007, we entered into a further amendment pursuant to which loans in an aggregate amount up to $1.25 billion are available under Amended Credit Facility No. 2; provided, that such amount will reduce to $1.0 billion on the earlier of (1) closing of our next securitization or (2) June 30, 2007 (or, if we pay a commitment fee to the lenders, December 31, 2007). Borrowings under Amended Credit Facility No. 2 are used to finance up to 65% of the purchase price of the aircraft secured under the facility; previously the facility could be used to finance up to 85% of the net book value of aircraft. As of January 31, 2007, we had $560.8 million outstanding under this facility. Borrowings under Amended Credit Facility No. 2 bear interest (a) in the case of loans with an interest rate based on the applicable base rate (the ‘‘ABR’’), an annual rate equal to the ABR plus an applicable margin or (b) in the case of loans with an interest rate based on the eurodollar rate (the ‘‘EDR’’), an annual rate equal to the EDR plus an applicable margin. The ABR is determined by reference to the higher of (i) the prime rate of JPMorgan Chase Bank, N.A. and (ii) the federal funds rate plus half of 1%. The EDR is determined by reference to one-month LIBOR adjusted by the maximum rate, established by the Board of Governors of the Federal Reserve System, as the rate at which reserves are required to be maintained. The applicable margin is 0.25% per annum with respect to ABR borrowings and 1.25% per annum with respect to EDR borrowings. Additionally, we are subject to a 0.125% per annum fee on any unused portion of the total committed facility. We are also required to pay customary agency fees. The facility has no restrictions on the amount of dividends we can pay, provided we are not in default.

Also on December 15, 2006, we entered into a senior secured revolving credit agreement, which we refer to as the Revolving Credit Facility. The Revolving Credit Facility provides loans to certain direct and indirect subsidiaries of AL for working capital and other general corporate purposes and also provides for the issuance of letters of credit for the account of any borrower. The aggregate amount of borrowings together with the aggregate stated amount of all letters of credit under the Revolving Credit Facility may not exceed $250.0 million. On January 22, 2007 we entered into an amendment pursuant to which loans and letters of credit in an aggregate amount up to $450.0 million are available under the Revolving Credit Facility; provided, that such amount will reduce to $250.0 million on the earlier of (1) closing of this offering or (2) March 31, 2007 (or, if we pay a commitment fee to the lenders, December 31, 2007).

Borrowings under the Revolving Credit Facility bear interest (a) in the case of loans with an interest rate based on the ABR, the ABR plus 0.50% per annum or (b) in the case of loans with an interest rate based on the EDR, the EDR plus 1.50% per annum. Additionally, we are subject to a per annum fee on any unused portion of the total committed facility of 0.25%, during periods when the average outstanding loans under the Revolving Credit Facility are less than $125.0 million, and 0.125% per annum. Fees on any outstanding letters of credit will equal 1.625% per annum on the stated amount thereof. We are also required to pay customary agency fees. Under this facility, we are required to maintain a minimum consolidated net worth, determined according to GAAP, of $550.0 million. As of January 31, 2007, we had $75.0 million in loans outstanding under the Revolving Credit Facility and, in addition, a letter of credit in the amount of $58.1 million is outstanding, reducing our borrowing capacity under this facility.

Also at September 30, 2006, we had a $73.3 million secured credit facility to finance the acquisition of two aircraft which we refer to as Credit Facility No. 3. This was initially a $110.0 million facility and had also been used to finance the acquisition of a third aircraft, but was repaid in part upon the sale of one of our aircraft on March 29, 2006. The interest rate on the facility is one-month LIBOR plus 1.50%, which at September 30, 2006 was 6.83% per annum. The facility requires a monthly payment of interest, and on July 18, 2006 was amended to increase the maximum committed amount by approximately $25.1 million and to extend the maturity date to March 31, 2007. The increase in the maximum committed amount was reduced by $25.1 million with the closing of our initial public offering. On January 26, 2007, Credit Facility No. 3 was amended to extend the maturity date from March 31, 2007 to the earlier of September 30, 2007 or the closing of our next securitization financing. We expect to either sell and/or obtain alternative sources of financing for these assets prior to the maturity date. However, we can give no assurances that we will be able to do so. As of January 31, 2007, we had $73.3 million outstanding under Credit Facility No. 3.

From time to time, we also enter into repurchase agreements to finance certain of our securities available for sale. Repurchase agreements are agreements to sell securities to counterparty with the simultaneous agreement to repurchase the same or substantially identical securities from the same counterparty at a later date with accrued interest. Repurchase agreements normally do not constitute economic sales and are therefore treated as collateralized financing transactions and are carried at the amount of cash received with the underlying securities sold continuing to be recognized as securities available for sale. Interest incurred on repurchase agreements is reported in interest expense. At September 30, 2006, we had five outstanding repurchase agreements totaling $83.8 million. Four of the repurchase agreements provide for the payment of interest at one-month LIBOR plus 0.50% and one of the agreements provides for the payment of interest at three-month LIBOR plus 0.75%. At September 30, 2006, the weighted average interest rate on our repurchase agreements was 5.86% per annum. The repurchase agreements provide for an original term to maturity ranging from six months to one year. At September 30, 2006, two of the repurchase agreements totaling $75.0 million are scheduled to mature on March 1, 2007; two of the repurchase agreements totaling $2.9 million are scheduled to mature on June 28, 2007; and one of the repurchase agreements for $5.9 million matured on December 6, 2006 and was subsequently extended until March 12, 2007. If we cannot renew or replace these repurchase agreements as they mature we will be required to repay them from internal funds or find alternative sources of financing, as to which no assurance can be given.

Our debt obligations contain various customary non-financial loan covenants. Such covenants do not, in management’s opinion, materially restrict our investment strategy or our ability to raise capital. We are in compliance with all of our loan covenants as of September 30, 2006.

The following table provides a summary of our credit facilities at September 30, 2006:

		As of September 30, 2006
Debt Obligation	Collateral	Commitment	Outstanding	Interest Rate	Final Stated Maturity
Amended Credit Facility No. 2(1)	Interests in aircraft leases, beneficial interests in aircraft owning entities and related interests	$750,000	$277,894	1 Month LIBOR + 1.25%	11/15/07
Credit Facility No. 3 (2)	Interests in aircraft leases, beneficial interests in aircraft owning entities and related interests	73,332	73,332	1 Month LIBOR + 1.50%	3/31/07
Securitization No. 1	Interests in aircraft leases, beneficial interests in aircraft owning entities and related interests	554,733	554,733	1 Month LIBOR + 0.27%	06/20/31
Repurchase Agreements	Securities available for sale	77,959	77,959	1 Month LIBOR + 0.50%	6/28/07 and 3/1/07
Repurchase Agreement(3)	Securities available for sale	5,880	5,880	3 Month LIBOR + 0.75%	3/12/07
		$1,461,904	$989,798

(1)	On December 15, 2006, the $750,000 credit facility was amended to increase the maximum committed amount to $1.0 billion and to extend the maturity to December 15, 2008. In addition, the borrowing base was revised to equal 65% of the purchase price of aircraft secured under the facility. On January 22, 2007 the credit facility was amended to increase the maximum committed amount to $1.25 billion. In addition, on December 15, 2006 the Company entered into a $250 million revolving credit facility with a group of banks. The credit facility provides loans for working capital and other general corporate purposes and also provides for issuance of letters of credit for the account of any borrower up to $250 million and matures on December 15, 2007. On January 22, 2007, the credit facility was amended to increase the maximum committed amount to $450 million.

(2)	On January 26, 2007, Credit Facility No. 3 was amended to extend the maturity date to the earlier of September 30, 2007 or the closing of our next securitization financing.

(3)	This agreement, which matured on December 6, 2006, was subsequently extended to a maturity date of March 12, 2007.

Securitization

On June 15, 2006, two of our subsidiaries, ACS Aircraft Finance Ireland plc and ACS Aircraft Finance Bermuda Limited, which we refer to together as the ACS Group, issued $560 million of Class A-1 notes, or the notes to a newly formed trust, ACS 2006-1 Pass Through Trust , or the trust. The trust simultaneously issued a single class of Class G-1 pass through trust certificates, or the certificates, representing undivided fractional interests in the notes. Payments on the notes will be passed through to the holders of the certificates. The notes are secured by ownership interests in aircraft-owning subsidiaries of ACS Bermuda and ACS Ireland and the individual aircraft leases, any cash or other assets held by the security trustee and rights under the service provider agreements and certain other agreements and assets. Each of ACS Bermuda and ACS Ireland has fully and unconditionally guaranteed each other’s obligations under the notes. However, the notes are neither obligations of or guaranteed by Aircastle Limited. The ACS Group used the proceeds from the sale of the notes to acquire directly or indirectly 40 aircraft from us and we paid for certain expenses incurred in connection with the offering of approximately $14 million. We used a portion of the proceeds of Securitization No. 1 to return $36.9 million to the Fortress funds in exchange for the cancellation of 3,693,200 of our common shares and $487.0 million of the proceeds to repay in full the amount outstanding under Credit Facility No. 1. The notes provide for monthly payments of interest at a floating rate of one-month LIBOR plus 0.27% and scheduled payments of principal. The scheduled payments of principal have been calculated such that the principal balance of the notes is equal to 54.8% of the Initial Appraised Value of the aircraft, as such Initial Appraised Value is decreased over time by an assumed amount of depreciation. During the first five years of the transaction, subject to compliance with the debt service coverage ratio test in years four and five, all cash flows attributable to the underlying aircraft after payment of expenses, interest and scheduled principal payments, or excess securitization cash flows, will be available for distribution to us. We have used and intend to use the excess securitization cash flow to pay dividends and to make additional investments. We expect to refinance the notes on or prior to June 2011. In the event that the notes are not repaid on or prior to June 2011, the excess securitization cash flow will be used to repay the principal amount of the notes and will not be available to us to pay dividends to our shareholders. If during year four or five of the transaction, the debt service coverage ratio test fails on two consecutive payment dates, the excess securitization cash flow will be used to repay the principal amount of the notes and will not be available to us to pay dividends to our shareholders.

During the twelve months subsequent to the closing of Securitization No. 1, the gross contracted lease rental revenues payable on Securitization No. 1 are scheduled to be approximately $121.8 million. Cash outflows of the securitization, not including remarketing expenses, are expected to be comprised of operating expenses, interest expense and principal amortization. The operating expenses incurred directly by Securitization No. 1 (exclusive of the servicing and administrative fees paid to us) are expected to be $3.8 million for the twelve month period. Interest expense incurred on the certificates and amortization of principal are expected to be $32.2 million and $21.5 million, respectively, for the twelve month period. Additionally, total depreciation on a GAAP basis for the initial twelve month period is expected to be $39.3 million, or $17.8 million in excess of principal amortization. Actual amounts may differ from estimated amounts. For a more detailed description of the securitization, see ‘‘Description of Indebtedness — Securitization.’’

On August 4, 2006, the $45.8 million outstanding on a $525 million secured credit facility, which we refer to as Credit Facility No. 1, was repaid in full with proceeds from Securitization No. 1 and terminated.

Contractual Obligations

Our contractual obligations consist of principal and interest payments on variable rate liabilities, binding letters of intent to purchase aircraft and rent payments pursuant to our office leases. Total contractual obligations increased from $723.2 million at the end of 2005 to approximately $1.4 billion at September 30, 2006. The primary reasons for the increase are:

•	an increase in borrowings on credit facilities and Securitization No. 1, which reflects the increase in our flight equipment held for lease;

•	an increase in repurchase agreements to finance the acquisition of securities available for sale, which reflects the increase in our debt investments; and

•	the increase in contractual obligations due in greater than one year as compared to December 31, 2005 reflects the replacement of short-term credit facilities with longer term financing under Securitization No. 1.

The following table presents our actual contractual obligations and their maturity dates as of December 31, 2005:

Payments Due By Period as of December 31, 2005

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(Dollars in thousands)
Credit Facility No. 1(1)(2)	$404,257	$38,145	$366,112	$—	$—
Credit Facility No. 3(1)	115,063	115,063	—	—	—
Repurchase agreements(1)	8,864	8,864	—	—	—
Operating leases(3)	3,416	474	969	995	978
Purchase obligations(4)	191,620	191,620	—	—	—
Total	$723,220	$354,166	$367,081	$995	$978

(1)	Includes interest on variable rate, LIBOR-based instruments at the December 31, 2005 rate.

(2)	Credit Facility No. 1 was repaid with a portion of the net proceeds of Securitization No. 1.

(3)	Represents contractual payments on our office lease in Stamford, Connecticut.

(4)	At December 31, 2005 we had binding letters of intent to acquire nine aircraft. All aircraft were acquired in 2006.

The following table presents our actual contractual obligations and their maturity dates as of September 30, 2006:

Payments Due By Period as of September 30, 2006

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(Dollars in thousands)
Amended Credit Facility No. 2(1)(2)	$298,933	$25,117	$273,816	$—	$—
Credit Facility No. 3(1)	75,864	75,864	—	—	—
Securitization No. 1(1)	872,347	51,177	102,076	123,897	595,197
Repurchase agreements(1)	85,881	85,881	—	—	—
Operating leases(3)	4,764	635	1,322	1,349	1,458
Purchase obligations(4)	72,250	72,250	—	—	—
Total	$1,410,039	$310,924	$377,214	$125,246	$596,655

(1)	Includes interest on variable rate, LIBOR-based instruments at the September 30, 2006 rate.

(2)	$205.5 million of the net proceeds from our initial public offering were used to repay a portion of our Amended Credit Facility No. 2 on August 15, 2006.

(3)	Represents contractual payments on our office lease in Stamford, Connecticut and Dublin, Ireland.

(4)	At September 30, 2006, we had binding letters of intent to acquire four aircraft. One of the aircraft was acquired during 2006, and one transaction is still pending and two of the letters of intent were subsequently terminated.

Our hedging transactions using derivative instruments and our securities repurchase transactions also involve counterparty credit risk. The counterparties to our derivative arrangements and repurchase agreements are major financial institutions with high credit ratings. As a result, we do not anticipate that any of these counterparties will fail to meet their obligations. However, there can be no assurance that we will be able to adequately protect against this risk and will ultimately realize an economic benefit from our hedging strategies or recover the full value of the securities underlying our repurchase agreements in the event of a default by a counterparty.

Margin Calls

Our repurchase agreements and interest rate derivative instruments are also subject to margin calls based on the value of the underlying security and the level of interest rates. Margin calls resulting from decreases in the value of our debt instruments or mark-to-market losses on our derivative instruments due to decreasing interest rates could require that we post additional collateral. Management believes that we maintain adequate cash reserves and liquidity to meet any reasonably possible margin calls resulting from these risks, but can make no assurances that we will have adequate additional collateral under all potential scenarios.

Capital Expenditures

We make capital expenditures from time to time in connection with improvements made to our aircraft. These expenditures include the cost of major overhauls necessary to place an aircraft in service and modifications made at the request of lessees. In 2004, we incurred $255,000 of capital expenditures. In 2005 we made a total of $30.5 million of capital expenditures related to the acquisition of aircraft. For the nine months ending September 30, 2006 we made a total of $2.9 million of capital expenditures related to the acquisition of aircraft.

As of September 30, 2006, the weighted average (by net book value) age of our aircraft was approximately 8.6 years. In general, the costs of operating an aircraft, including maintenance expenditures, increase with the age of the aircraft. Under our leases, the lessee is primarily responsible for maintaining the aircraft. We may incur additional maintenance and modification costs in the future in the event we are required to remarket an aircraft or a lessee fails to meet its maintenance obligations under the lease agreement. Under the terms of 37 of our leases, the lessee is required to make periodic payments to us in order to provide for the payment of maintenance tied to the usage of the aircraft. Under the terms of 26 of our leases, the lessee may be required to make a maintenance payment to us at the end of the lease based upon certain utilization criteria. The terms of two of our leases require that the lessee make both a monthly maintenance payment and an additional maintenance payment to us at the end of the lease term in certain circumstances. At September 30, 2006, we held $72.6 million of maintenance reserves. These maintenance reserves are paid by the lessee to provide for future maintenance events. Provided a lessee performs scheduled maintenance of the aircraft, we are required to reimburse the lessee for scheduled maintenance payments. In certain cases, we are also required to make lessor contributions, in excess of amounts a lessee may have paid, towards the costs of maintenance events performed by or on behalf of the lessee.

Actual maintenance payments by lessees in the future may be less than projected as a result of a number of factors, including defaults by the lessees. Maintenance reserves may not cover the entire amount of actual maintenance expenses incurred and, where these expenses are not otherwise covered by the lessees, there can be no assurance that our operational cash flow and maintenance reserves will be sufficient to fund maintenance requirements, particularly as our aircraft age. See ‘‘Risk Factors — If lessees are unable to fund their maintenance requirements on our aircraft, our cash flow and our ability to meet our debt obligations or to pay dividends on our common shares could be adversely affected.’’

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of December 31, 2005 or September 30, 2006.

Foreign Currency Risk and Foreign Operations

At September 30, 2006, except for one lease that expired in November 2006, where the lease rentals were payable in euros, lease rentals under all of our leases are payable in U.S. dollars. However, we incur euro and Singapore dollar denominated expenses in connection with our subsidiary in Ireland and branch office in Singapore. As of September 30, 2006, six of our 38 employees were based in Ireland and two employees were based in Singapore. For the nine months ended September 30, 2006, expenses denominated in currencies other than the U.S. dollar, such as payroll and office costs, aggregated approximately $2.8 million in U.S. dollar equivalents and represented approximately 13% of total selling, general and administrative expenses. Our international operations are a significant component of our business strategy and permit us more effectively to source new aircraft, service the aircraft we own and maintain contact with our lessees. Therefore, it is likely that our international operations and our exposure to foreign currency risk will increase over time. Although we have not yet entered into foreign currency hedges because our exposure to date has not been significant, if our foreign currency exposure increases we may enter into hedging transactions in the future to mitigate this risk. For the nine months ended September 30, 2005 and 2006 we incurred a loss of $11,000 and a gain of $12,000 on foreign currency transactions, respectively.

Interest Rate Risk

Interest rate risk is the exposure to loss resulting from changes in the level of interest rates and the spread between different interest rates. These risks are highly sensitive to many factors, including U.S. monetary and tax policies, U.S. and international economic factors and other factors beyond our control. We are exposed to changes in the level of interest rates and to changes in the relationship or spread between interest rates. Our primary interest rate exposures relate to our lease agreements, debt investments, floating rate debt obligations and interest rate derivative instruments. Our lease agreements typically require the payment of a fixed amount of rent during the term of the lease. Similarly, our debt securities are predominately collateralized by fixed rate aircraft leases, and provide for a fixed coupon interest rate. However, our borrowing agreements generally require payments based on a variable interest rate index, such as LIBOR. Therefore, increases in interest rates may reduce our net income by increasing the cost of our debt without any corresponding increase in rents or cash flow from our securities. We are also exposed to loss on (i) our fixed-pay interest rate swaps to the extent interest rates decrease below the contractual fixed rates of our swaps and (ii) our other interest rate derivate instruments.

Changes in interest rates may also impact our net book value as our debt securities and derivatives are periodically marked-to-market. Generally, as interest rates increase the value of our fixed rate debt securities decreases. The magnitude of the decrease is a function of the difference between the coupon rate and the current market rate of interest, the average life of the securities and the face amount of the securities. We are also exposed to loss on (i) our fixed pay interest rate swaps to the extent interest rates decrease below the contractual fixed rates of our swaps and (ii) our other derivative instruments. In general, we would expect that over time, decreases in the value of our debt securities attributable to interest rate changes will be offset to some degree by increases in the value of our derivative instruments, and vice versa. However, our policy is to hedge only a portion of the variable rate interest payments on our outstanding and/or expected future debt obligations rather than hedge the amount of our investments, therefore, our assets remain partially un-hedged. Furthermore, the relationship between spreads on debt securities and spreads on derivative instruments may vary from time to time, resulting in a net aggregate book value increase or decline. Changes in the general level of interest rates also can affect our ability to acquire new investments and our ability to realize gains from the settlement of such assets.

Hedging

The objective of our hedging policy is to adopt a risk averse position with respect to changes in interest rates. Accordingly, we have entered into a number of interest rate swaps and interest rate forward contracts to hedge the current and expected future interest rate payments on our variable rate debt. Interest rate swaps are agreements in which a series of interest rate flows are exchanged with a third party over a prescribed period. An interest rate forward contract is an agreement to make or receive a payment at the end of the period covered by the contract, with reference to a change in interest rates. The notional amount on a swap or forward contract is not exchanged. Our swap transactions typically provide that we make fixed rate payments and receive floating rate payments to convert our floating rate borrowings to fixed rate obligations to better match the largely fixed rate cash flows from our investments in flight equipment and debt securities. Similarly, our interest rate forward contracts typically provide for us to receive payment if interest rates increase and make a payment if they decrease. However, we can give no assurance that our net income will not be adversely affected during any period as a result of changing interest rates. We held the following interest rate derivative contracts as of September 30, 2006:

Hedged Item	Notional Amount	Effective Date	Maturity Date	Floating Rate	Fixed Rate	Fair Value of Derivative Asset or (Liability)
	(Dollars in thousands)
Securitization No. 1(a)	$554,733	Jun-06	Jun-16	1 Month LIBOR + 0.27%	5.78%	$(16,163)
Amended Credit Facility No. 2 and Credit Facility No. 3(b)	500,000	Mar-06	Mar-11	1 Month LIBOR	5.07%	(2,706)
Repurchase Agreement(c)	67,000	Feb-06	Jul-10	1 Month LIBOR	5.02%	153
Repurchase Agreement(d)	5,000	Dec-05	Sep-09	3 Month LIBOR	4.94%	17
Repurchase Agreement(e)	2,900	Jun-05	Mar-13	1 Month LIBOR	4.21%	138
Total	$1,129,633					$(18,561)

(a)	On June 1, 2006, we entered into a series of forward contracts to hedge the variable interest rate payments on Securitization No. 1. The notional amounts of the initial forward contracts in that series start at $560 million with respect to the July 2006 forward contract and decrease monthly based on the projected principal payments on the certificates. The terms of the forward contracts provide for a comparison of, on average, a fixed rate of 5.78% per annum and of one-month LIBOR plus 0.27%. The aggregate market value of the forward contracts at September 30, 2006 was a liability of $16.2 million. The interest rate forward contracts are treated as cash flow hedges for accounting purposes with fair value adjustments recorded as a component of other comprehensive income on our balance sheet.

(b)	On March 21, 2006 we entered into a series of interest rate forward contracts to hedge the variable interest rate payments on debt we expected to incur to finance aircraft acquisitions over the next year. The notional amounts of the forward contracts in that series started at $100 million with respect to the March 2006 forward contract and increased to a maximum of $500 million with respect to the September 2006 forward contract. The increase in notional amount over time reflected projected aircraft acquisitions and related borrowings through September 2006. To the extent that actual interest payments on borrowings do not match anticipated cash flows from forward contracts, we may be required to recognize additional income or expense on the forward contracts. The terms of the forward contracts provide for a comparison of, on average, a fixed rate of 5.07% per annum and of one-month LIBOR. The aggregate market value of the forward contracts at September 30, 2006 was a payable of $2.7 million. The interest rate forward contracts are treated as cash flow hedges for accounting purposes with fair value adjustments recorded as a component of other comprehensive income on our balance sheet.

(c)	In March 2006 we designated an interest rate swap which we had entered into in February 2006 as a hedge of the future variable-rate interest payments on a repurchase agreement we executed to finance our acquisition of securities. The interest rate swap had an initial notional principal amount of $74 million and decreases periodically based on estimated projected principal payments on the securities. The interest rate swap, which matures in July 2010, requires that we make semi-annual payments of a fixed rate of 5.02% per annum and receive monthly an amount based on the one-month LIBOR rate and the then current notional principal amount. At September 30, 2006 the market value of the swap was a receivable of $153,000. The interest rate swap is treated as a cash flow hedge for accounting purposes with fair value adjustments recorded as a component of other comprehensive income on our balance sheet.

(d)	On December 5, 2005, we entered into a four-year interest rate swap with a notional amount of $5 million to hedge a repurchase agreement we had entered into to finance our acquisition of securities. The swap requires that we make semi-annual fixed rate payments of 4.94% and receive quarterly floating rate payments equal to three-month

LIBOR. The market value of the swap was a receivable of approximately $17,000 at September 30, 2006. The interest rate swap is treated as a cash flow hedge for accounting purposes with fair value adjustments recorded as a component of other comprehensive income on our balance sheet.

(e)	On June 28, 2005, we entered into a seven-year interest rate swap with a notional amount of $2.9 million to hedge a floating rate repurchase agreement we had entered into to finance our acquisition of securities. The swap requires that we make quarterly fixed rate payments at 4.21% per annum and receive monthly floating rate payments equal to one-month LIBOR. The market value of the swap was a receivable of approximately $138,000 at September 30, 2006. The interest rate swap is treated as a cash flow hedge for accounting purposes with fair value adjustments recorded as a component of other comprehensive income on our balance sheet.

Related Party Transactions

Prior to our initial public offering, substantially all of the ownership interests in Aircastle were beneficially owned by our employees and funds managed by affiliates of Fortress. In 2004, Fortress committed to invest $400 million of equity in Aircastle, all of which was drawn as of December 31, 2005. On February 8, 2006, the Fortress funds contributed an additional $36.9 million in exchange for 3,693,200 of our common shares. On July 21, 2006, we returned the $36.9 million to the Fortress funds in exchange for the cancellation of 3,693,200 of our common shares.

During part of 2005, our primary operations were managed by Fortress. Fortress, acting as manager, incurred direct operating costs on our behalf. These operating costs primarily included payroll costs, office supplies and professional fees paid to third parties. These costs are included in selling, general and administrative expenses in the consolidated statement of operations. As of December 31, 2004, ‘‘Due to affiliate’’ represented reimbursable expenditures of $1.1 million paid by Fortress in 2004. In 2005, all amounts due to or from affiliates were settled by cash payment. During a portion of 2005, we occupied space in facilities leased by Fortress and rent of $43,000, determined based on actual costs to Fortress, was reimbursed to Fortress.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to the impact of interest rate changes through our securities portfolio, our variable rate liabilities and our interest rate swap and forward contracts. Significant increases in interest rates could decrease the fair value of our debt securities, increase the amount of interest payments on our variable rate debt and reduce the spread we earn between our generally fixed-rate revenues and our variable rate interest expense. We enter into interest rate swaps and forward contracts to minimize the risks associated with variable rate debt.

The following table provides information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates. For our debt securities and variable rate liabilities, the table presents principal cash flows by expected maturity date and related weighted-average interest rates as of the end of each period. Weighted-average variable rates are based on implied forward rates as derived from appropriate annual spot rate observations as of the reporting date. For interest rate swaps and forward contracts, the table presents notional amounts by expected maturity date and weighted-average interest rates as of the end of each period:

	Face/Notional Amount September 30, 2006	Face/Notional Amounts Maturing						Fair Value September 30, 2006
		Twelve Months Ending September 30,
		2007	2008	2009	2010	2011	Thereafter
	(Dollars in thousands)
Fixed-Rate Assets
Securities Available for Sale	$120,271	$34,687	$14,862	$24,118	$27,116	$3,071	$16,417	$120,271
Average coupon rate, end of period(1)	7.77%	7.78%	7.79%	7.90%	8.09%	8.14%
Variable-Rate Liabilities(2)
Borrowing Under Credit Facilities	$351,226	$80,376	$270,850	$—	$—	$—	$—	$351,226
Average coupon rate, end of period(4)	6.63%	6.55%	6.40%	—	—	—
Securitized Notes(3)
Certificates Issued	554,733	$21,734	$22,825	$23,951	$25,114	$49,040	$412,069	$554,733
Average coupon rate, end of period(4)	5.60%	5.57%	5.42%	5.37%	5.37%	5.37%
Repurchase Obligations	$83,839	$83,839	$—	$—	$—	$—	$—	$83,839
Average interest rate, end of period(4)	5.86%	5.80%	—	—	—	—
Interest Rate Swaps Related to Credit Facilities
Pay fixed/ receive variable	$74,900	$28,000	$11,500	$14,500	$18,000	—	$2,900	$308
Average pay fixed rate	4.98%	4.96%	4.94%	4.88%	4.21%	4.21%
Average receive variable rate, end of period(5)(6)	5.33%	5.34%	5.14%	5.10%	5.10%	5.10%
Interest Rate Forwards Related to Repurchase Obligations
Notional amount(7)	$500,000	$—	$—	$—	$—	$—	$500,000	$(2,706)
Average pay fixed rate	5.07%	5.07%	5.07%	5.07%	5.07%	5.07%
Average receive variable rate, end of period(5)(6)	5.33%	5.30%	5.10%	5.10%	5.05%	5.10%
Interest Rate Forwards Related to Securitization No. 1
Notional amounts(8)	$554,733	$21,734	$22,825	$23,952	$25,113	$78,268	$382,841	$(16,163)
Average pay fixed rate	5.78%	5.78%	5.78%	5.78%	5.78%	5.78%
Average receive variable rate, end of period(5)(6)	5.60%	5.57%	5.42%	5.37%	5.37%	5.37%

(1)	Refers to the weighted-average interest rate on the face amount of securities remaining at the end of each period.

(2)	Amounts shown as projected future variable-rate liabilities maturing exclude cash interest receipts or payments when due.

(3)	As described in Note 8, on June 15, 2006 the Company issued certificates under Securitization No. 1. A portion of the proceeds were used to repay in full Credit Facility No. 1 previously reported above in our consolidated balance sheets in the combined balance of amounts included under ‘‘Borrowings under credit facilities’’.

(4)	Refers to the weighted-average interest rate on the face amount of variable-rate liabilities outstanding at the end of each period.

(5)	Refers to the weighted-average interest rate on notional amount of interest rate swaps and forward contracts outstanding at the end of each period.

(6)	The variable rate on our interest rate swaps and equivalent rate on our forward contracts is reset monthly at one-month LIBOR or quarterly at three-month LIBOR, as applicable.

(7)	On March 21, 2006, the Company entered into a series of interest rate forward contracts to hedge the variability of future interest payments on our credit facilities. The notional amounts of the forward contracts in that series started at $100 million with respect to March 2006 forward contract and increased to a maximum of $500 million with respect to the September 2006 forward contract.

(8)	On June 1, 2006 the Company entered into a series of forward contracts to hedge variable interest rate payments on Securitization No. 1. The notional amounts of the initial contracts in that series start at $560 million with respect to the July 2006 forward contract and decrease monthly based upon projected principal payments on the certificates.

The fair value of securities available for sale, repurchase obligations and interest rate swaps related to repurchase agreements all increased from December 31, 2005 to September 30, 2006 because of our purchase of additional debt securities during the nine months ended September 30, 2006, our execution of repurchase agreements to finance the acquisition of debt securities and our execution of interest rate swaps to hedge the variable interest payments on the LIBOR-based repurchase agreements. The amount of borrowings under credit facilities also increased during the nine months ended September 30, 2006 in connection with the financing of additional aircraft acquisitions. Also, in the fourth quarter of 2006, we entered into a $200 million notional interest rate swap to hedge the variable interest payments on debt we expect to incur to finance aircraft acquisitions over the next year. The terms of the swap provide for payment of a fixed rate of 5.055% and receipt of one-month LIBOR. This swap has a start date of January 15, 2007 and a mandatory termination date of August 15, 2007. We have designated this interest rate swap as a cash flow hedge for accounting purposes.

On January 23, 2007, we entered into three interest rate swaps with a combined notional amount of $920,000 to hedge the variable interest payments on debt we expect to incur to finance aircraft acquisitions over the next several years. The terms of the swap provide for payment of a fixed rate of 5.14%, 5.14% and 5.16%, respectively, and receipt of one-month LIBOR on the notional amount. These swaps have a start date of February 15, 2007, July 15, 2007 and January 15, 2008, respectively, and a mandatory termination date of August 15, 2007, August 15, 2008 and February 15, 2009, respectively. We have designated these interest rate swaps as cash flow hedges for accounting purposes.

Inflation

Inflation generally affects our costs, including SG&A expenses and other expenses. However, we do not believe that our financial results have been, or will be, adversely affected by inflation in a material way.

Management’s Use of EBITDA

We define EBITDA as income (loss) from continuing operations before income taxes, interest expense, and depreciation and amortization. We use EBITDA to assess our consolidated financial and operating performance, and we believe this non-GAAP measure is helpful in identifying trends in our performance. This measure provides an assessment of controllable expenses and affords management the ability to make decisions which are expected to facilitate meeting current financial goals as well as achieve optimal financial performance. It provides an indicator for management to determine if adjustments to current spending decisions are needed.

EBITDA provides us with a measure of operating performance because it assists us in comparing our operating performance on a consistent basis as it removes the impact of our capital structure (primarily interest charges on our outstanding debt) and asset base (primarily depreciation and amortization) from our operating results. Accordingly, this metric measures our financial performance based on operational factors that management can impact in the short-term, namely the cost structure or expenses of the organization. EBITDA is one of the metrics used by senior management and the board of directors to review the consolidated financial performance of our business.

Limitations of EBITDA

EBITDA has limitations as an analytical tool. It should not be viewed in isolation or as a substitute for GAAP measures of earnings. Material limitations in making the adjustments to our earnings to calculate EBITDA, and using this non-GAAP financial measure as compared to GAAP net income (loss), include:

•	depreciation and amortization, though not directly affecting our current cash position, represent the wear and tear and/or reduction in value of our aircraft, which affects the aircraft’s availability for use and may be indicative of future needs for capital expenditures; and

•	the cash portion of income tax (benefit) provision generally represents charges (gains), which may significantly affect our financial results.

An investor or potential investor may find this item important in evaluating our performance, results of operations and financial position. We use non-GAAP financial measures to supplement our GAAP results in order to provide a more complete understanding of the factors and trends affecting our business.

EBITDA is not an alternative to net income, income from operations or cash flows provided by or used in operations as calculated and presented in accordance with GAAP. You should not rely on EBITDA as a substitute for any such GAAP financial measure. We strongly urge you to review the reconciliation of EBITDA to GAAP net income (loss), along with our consolidated financial statements included elsewhere in this prospectus. We also strongly urge you to not rely on any single financial measure to evaluate our business. In addition, because EBITDA is not a measure of financial performance under GAAP and is susceptible to varying calculations, the EBITDA measure, as presented in this prospectus, may differ from and may not be comparable to similarly titled measures used by other companies. The table below shows the reconciliation of net income (loss) to EBITDA for the period from October 29 to December 31, 2004, the year ended December 31, 2005 and the nine months ended September 30, 2005 and 2006.

	Period from October 29, 2004 (Commencement of Operations) Through December 31	Year Ended December 31	Nine Months Ended September 30
	2004	2005	2005	2006
Net income (loss)	$(1,465)	$228	$(3,856)	$31,412
Depreciation	390	14,460	6,644	38,182
Amortization	30	734	551	(3,093)
Interest, net	(9)	7,739	3,217	35,058
Income tax provision	—	940	461	4,453
Earnings from discontinued operations, net of income taxes	—	(1,107)	—	(3,399)
EBITDA	$(1,054)	$22,994	$7,017	$102,613

Industry

We obtained the information in this prospectus about the aviation industry and operating leasing industry from several independent outside sources, including BACK, an aviation consulting and aviation market analysis firm; SH&E, an aviation consulting and aviation market analysis firm; IBA, an aviation consulting firm; ASG, a provider of aircraft appraisals, market analysis and aviation industry insight; ESG Aviation Services and The Airline Monitor, an aviation market analysis firm.

Aircraft Fleet

According to BACK, the current active worldwide commercial aircraft fleet consists of more than 17,000 aircraft. As illustrated in the table below, approximately 13,000 of these aircraft are Western-built. Of the Western-built fleet, approximately 11,800 aircraft were manufactured by Boeing and Airbus, the two largest aircraft manufacturers. These aircraft are typically compliant with noise (Stage 3) and other environmental standards, relatively fuel efficient and technologically advanced. The remaining aircraft in the global fleet tend to be older, have higher direct operating costs (driven largely by less fuel efficient engines) and a smaller installed base of users.

Active World-Wide Commercial Aircraft Fleet

	Age distribution (years)
	0-4	5-9	10-14	15+	Total
Airbus and Boeing
New Narrow-Body Models: 737,A318,A319,A320,A321	2,067	2,283	358	335	5,043
Classic 737	—	203	557	1,541	2,301
Other Narrow-Body Models: 707,717,727,757	80	335	239	737	1,391
Mid-Body Models: 767,A300,A310,A330	263	375	339	551	1,528
Wide-Body Models: 747, 777, A340	319	556	360	324	1,559
Total Airbus and Boeing	2,729	3,752	1,853	3,488	11,822
Freighters (Western-built)	100	158	183	1,399	1,840
Total Western-Built Commercial Aircraft	2,829	3,910	2,036	4,887	13,662
Other Western-Built Commercial Aircraft	—	94	276	1,306	1,676
Other Eastern-Built Commercial Aircraft and Freighters	33	23	251	2,108	2,415
Total Active Worldwide Commercial Aircraft Fleet	2,862	4,027	2,563	8,301	17,753

Source: BACK Aviation Solutions as of January 2007 Note: Excludes Regional and Parked Aircraft

According to The Airline Monitor, the total world commercial aircraft fleet excluding in-production regional jets is expected to increase to approximately 24,600 aircraft by 2016. Over this period, Boeing and Airbus are expected to increase annual new aircraft deliveries from 910 units in 2007 to 1,245 units in 2016.

According to SH&E, the current fleet of more than 17,000 aircraft has an aggregate estimated value in excess of $360 billion and is expected to grow to approximately $620 billion (in 2007 dollars) in 2016, representing a compound annual growth rate of 5.5%.

World Fleet Projections

Source: The Airline Monitor

Both Boeing and Airbus are planning to introduce new aircraft models over the next 10 years including the super jumbo A380 and 747-800, the 200-300 seat 787 and A350. Both are also contemplating new models for the next generation of narrow-body aircraft using state-of-the-art composite technology.

Geographic Distribution of Aircraft Fleet

As indicated in the table below, the majority of the global fleet is located in North America and Europe, while the fastest fleet growth since 1997 occurred outside of these regions. In particular, the number of aircraft operating in Asia has increased by approximately 53.6% since 1997, while the fleet operating in the Middle East and Latin America increased by 85.8% and 32.8%, respectively, over this same period.

Historical Geographic Distribution of Aircraft Fleet

Region	1997	2002	5 Jan 2007	1997-2007 total growth
Africa	526	593	785	49.2%
Asia	2,017	2,235	3,098	53.6%
Australia	320	335	527	64.7%
Europe	5,269	5,151	5,688	7.9%
Latin America	809	938	1074	32.8%
Middle East	564	694	1,048	85.8%
North America	5,412	5,803	5,533	2.2%
Total	14,917	15,749	17,753	19.0%

Source: BACK Aviation Solutions January 2007

Current Freighter Fleet

	Current fleet	% of total	Models
Small Narrow-Body	511	27.8%	727, 737, DC-9
Medium Narrow-Body	307	16.7%	707, 757, DC-8
Mid-Body	419	22.8%	767, A300, A310, DC-10-10
Large Wide-Body	603	32.8%	747, DC-10-30, DC-10-40, MD-11
Total	1,840	100.0%

Source: BACK Aviation Solutions as of 5 January 2007

Freighters are either conversions from passenger aircraft or production freighters, which are aircraft built specifically for freight transportation. Passenger-to-freighter, or PTF, aircraft conversion have traditionally supported aircraft residual values and extended the useful economic lives of the aircraft by 5-10 years. Approximately 75% of freighters were PTF conversions while 25% were production freighters.

The conversion market has become very active with the launch of a number of original equipment manufacturer, or OEM, and third-party PTF programs for such Boeing aircraft as the 737-300, 737-400, 757-200, 767-200, 747-400 and MD-11. Current OEM Airbus programs gaining momentum include those targeting A310-300 and A300-600 aircraft. The increased market activity, combined with competition surrounding conversion slots and sourcing of aircraft conversion candidates, indicates a growing market that will help maintain certain aircraft values.

Averaging the 2006 forecasts produced by Boeing in their World Air Cargo Forecast 2006-2007 and Airbus in their Global Market Forecast 2006 suggests that approximately two-thirds of the existing global freighter fleet is expected to be retired over the next 20 to be replaced and augmented by approximately 780 new, production freighters and 2,500 PTF conversions. The bulk of these will be mid-body and wide-body types.

New, more efficient freighter models will be introduced in the short-medium term with the introduction the Boeing 747-8F, the A380-F and the industrial launch of the A330-200F. Additionally, the announced plan by FedEx to acquire approximately 90 B757-200 aircraft for conversion to freighters, to replace its aging B727-200 fleet, has helped support the residual values of this model.

Aircraft Ownership

As the table below shows, aircraft ownership is highly fragmented, with over 1,800 owners consisting of airlines, operating lessors, banks, manufacturers, governments and others. Airlines are currently the largest aircraft owners, accounting for 48.1% of the global fleet. Since 1997, operating lessors have significantly increased their ownership percentage from 18.8% to 30.9%.

Market Size and Ownership

	1997			January 2007
Category	Aircraft	% total	# of owners	Aircraft	CAGR (‘97-‘07)	% total	# of owners
Airline	8,214	55.1%	664	8,548	0.4%	48.1%	714
Operating lessor	2,800	18.8%	296	5,479	6.9%	30.9%	523
Bank/Manufacturer	2,329	15.6%	454	2,279	-0.2%	12.8%	381
Government	1,449	9.7%	123	1,289	-1.2%	7.3%	129
Others	125	0.8%	106	158	2.4%	0.9%	130
Grand Total	14,917	100.0%	1,643	17,753	1.8%	100.0%	1,877

Source: BACK Aviation Solutions as of 5 January 2007 Note: Excludes Regional Jets and Parked Aircraft

Operating Lessor Market

The high cost of aircraft fleet renewal and expansion, and the competitive environment of the commercial airline industry has led many airlines to outsource aircraft ownership to operating lessors. Airlines find operating leases to be attractive because they (i) maximize fleet flexibility by matching capacity with demand and by maintaining a variety of aircraft types, (ii) require a lower capital commitment, which provides greater financial flexibility and (iii) significantly reduce aircraft residual risk. In addition, as legacy carriers continue to restructure, aircraft operating leasing is being used regularly to finance both new and existing aircraft (sale-leaseback transactions).

As indicated in the graph below, over the last 20 years, the percentage of the global commercial aircraft fleet owned by operating lessors increased from 8.2% in 1987 to 30.9% in January 2007, while the percentage owned by airlines declined from 72.1% to 48.1% over the same time period.

Operating Lessor vs. Airline Ownership

	1987	1992	1997	2002	2007
Operating lessors	8.2%	15.2%	18.8%	24.7%	30.9%
Airlines	72.1%	58.4%	55.1%	49.3%	48.1%

Sources: BACK Aviation Solutions as of 5 January 2007 Note: Excludes Regional Jets and Parked Aircraft.

The two largest competitors in the aircraft leasing industry are GE Commercial Aviation Services, or GECAS, and International Lease Finance Corporation, or ILFC. GECAS, an arm of General Electric, owns/manages over 1,300 aircraft. ILFC, a wholly owned subsidiary of American International Group, Inc., or AIG, owns/manages almost 1,000 aircraft. The remaining population of operating lessors is fragmented. As of February 2006, the top 20 lessors owned and managed 5,567 aircraft.

There have been some significant recent corporate developments in the operating lessor market with the flotation of AerCap on the NYSE in November 2006 and the purchase of Singapore Aircraft Leasing Enterprise by Bank of China in December 2006. Also, AWAS was acquired by European private equity firm Terra Firma in May 2006 and a consortium linked to Macquarie Bank of Australia purchased the aircraft portfolio of GATX in November 2006. GECAS has launched the flotation of Genesis, a portfolio of operating leased aircraft which will continue to be managed by GECAS on the NYSE in December 2006.

Top 20 Aircraft Operating Lessors by Active Aircraft Fleet

Leasing company	Number of Aircraft Owned and Managed	% Owned Aircraft	% Managed Aircraft
GECAS	1,334	82.5%	17.5%
ILFC	990	94.7%	5.3%
Boeing Capital Corporation	349	99.4%	0.6%
BAE Systems Asset Management	318	27.0%	73.0%
CIT Group	304	97.7%	2.3%
Raytheon Aircraft Credit Corp	278	100.0%	0.0%
RBS Aviation Capital	265	100.0%	0.0%
Aviation Capital Group	224	92.9%	7.1%
AerCap	214	65.4%	34.6%
Babcock & Brown	206	75.2%	24.8%
Pegasus Aviation	182	100.0%	0.0%
AWAS	154	100.0%	0.0%
GATX Capital Corporation	154	72.7%	27.3%
ATR Asset Management	124	96.8%	3.2%
Orix Aviation Systems	97	90.7%	9.3%
SALE	90	84.6%	15.4%
Pembroke Group Ltd	76	90.8%	9.2%
Aircastle	73	94.5%	5.5%
BCI Aircraft Leasing	71	94.4%	5.6%
Finova Capital Corporation	64	100.0%	0.0%
Total	5,567

Source: International Bureau of Aviation, as of December 2006

Macro Fundamentals

Although the airline industry is cyclical, negative world traffic growth has only occurred twice in modern aviation history: in 1990-1992 with the first Gulf War and in 2001-2003 due to several factors, including the September 11, 2001 terrorist attacks in the United States, global economic recession, military actions in the Middle East, health concerns, SARS, natural disasters and the continuing threat of terrorist attacks.

Global passenger and freight traffic has grown rapidly in recent years, driven by factors such as strong economic growth in developing countries, globalization of supply chains, and liberalization of global aviation markets. The IMF World Economic Outlook September 2006 indicates that over the next five years global GDP is estimated to grow at an average rate of 4.8% per year. Since 1994, for every 1.0% increase in global GDP, passenger and freight traffic have, on average, grown by 1.4% and 1.6%, respectively. Excluding the downturn in 2001 and 2002, for every 1.0% increase in global GDP, passenger and freight traffic have, on average, grown by 1.7% and 1.9%, respectively.

Global Passenger Traffic Growth/GDP Growth and Global Freight Traffic Growth/GDP Growth

Source: The Airline Monitor, SH&E

Large emerging market countries such as Russia, China, India and Brazil are projected to have high GDP growth rates over the next five years. In addition, current GDP per capita and the enplanement ratios (enplanements/ population) for these countries are far below the United States, suggesting high growth potential in these markets.

Global Macro Fundamentals and Outlook

	U.S.	Russia	China	India	Brazil
GDP Growth estimates (2007 – 2012)	3.9%	14.6%	12.3%	9.4%	8.5%
2006 GDP/ Capita (US$)	44,315	6,861	1,944	769	5,176
GDP/Capita Growth estimates (2007 – 2012)	3.0%	15.0%	11.3%	7.5%	7.6%
2006 Population (000s)	301,021	142,567	1,323,582	1,119,335	188,233
2006 Enplanement Ratios	257.5%	16.3%	11.2%	2.5%	22.4%
2006 RPM (millions)	843,290	39,995	136,742	27,219	36,227
RPM growth estimates (2007 – 2012)	4.3%	4.6%	9.1%	7.3%	8.0%

Source: International Bureau of Aviation

Airline Industry Developments

Over the last several years, low-cost carriers, or (‘‘LCCs’’s), have developed a major presence in a number of the key aviation markets, particularly Europe and the U.S. LCCs offer generally lower fares which are facilitated by lowering costs through elimination of many traditional passenger services and a strong focus on maximizing operational efficiency.

Although much of the early growth was in North America, the LCC presence has strengthened in other world markets. Europe has grown rapidly and some emerging markets are also beginning to see significant growth in this sector with, for example, India and Brazil showing a rapidly increasing market share from LCC operations. Growth rates in all major regions has been strong as illustrated in the table below. Penetration is expected to increase further with new airport developments and liberalization of air traffic rights.

LCCs as Percent of Intra-Regional Capacity (%)

Region	2002	2006	Compound Annual Growth Rate (2002-2006)
North America	28.1%	36.0%	6.4%
Europe	10.4%	28.2%	27.9%
Asia Pacific	0.5%	3.7%	61.7%
Latin America	2.2%	11.3%	50.7%
Africa/Middle East	0.8%	2.5%	31.0%

Source: SH&E

As the table below indicates, the world’s top global LCCs rely heavily on operating leases to develop their fleets and have a significant backlog of aircraft orders.

Selected LCCs Aircraft and Backlog Ownership Profile

	January 5, 2007			January 2007 Aircraft Backlog
	Current # of Aircraft	Leased	% Leased
GOL	66	55	83.3%	76
Air Deccan	40	39	97.5%	78
Airtran	125	107	85.6%	60
Easyjet	121	117	96.7%	100
Southwest	481	93	19.3%	113
Ryanair	120	0	0%	160
Air Asia	32	17	53.1%	83
Total	985	428	43.5%	670

Source: BACK Aviation Solutions as of January 5, 2007

Aircraft Prices and Lease Rates

The downturn in the industry due to a series of events such as the September 11, 2001 terrorist attacks in the United States and subsequent global events like the Middle East conflicts and outbreak of SARS had an adverse effect on the global aviation industry, consequently putting pressure on aircraft values and lease rates. Values and lease rates fell from their highs in 2000 to new lows by 2002-2003.

Following this downturn, the global commercial aviation industry has experienced a broad based recovery of aircraft values and lease rates. The graph below displays the recovery in lease rates for various aircraft types over the last 6 years.

Aircraft Lease Rates (US$000s per month)

Source: Aviation Specialists Group (2006 based on September 2006 data)

The relative increase in lease rates however, has exceeded the increase in values for certain aircraft types such as B737 or A320. These are commonly used to replace the MD80, F100 and 717 aircraft that are reaching the end of their useful economic lives or do not operate as efficiently. As a result, lease rate factors, or the ratio between lease rates and current market values, have been increasing for these popular aircraft types as illustrated below.

Source: SH&E

In addition, there is strong demand for mid-body aircraft types, such as the B767-300ER and A330. The increase in traffic levels has supported the economic use of these mid-body aircraft. These mid-body aircraft are often used as interim stage aircraft prior to delivery of the B787 aircraft (expected at the earliest in 2011), resulting in increased lease rates. In addition, the uncertainty around the delivery schedule for the A350 aircraft has increased the near-term demand for existing mid-body aircraft. Lease rate factors for the B767-300ERs are also at or near their historical highs as illustrated below.

Source: SH&E

Business

Business Overview

We are a global company that acquires and leases high-utility commercial jet aircraft to passenger and cargo airlines throughout the world. High-utility aircraft are generally modern, operationally efficient jets with a large operator base and long useful lives. As of September 30, 2006, our aircraft portfolio consisted of 65 aircraft that were leased to 32 lessees located in 23 countries and managed through our offices in the United States, Ireland and Singapore. All of our aircraft are subject to net operating leases whereby the lessee is generally responsible for maintaining the aircraft and paying operational and insurance costs although, in a majority of cases, we are obligated to pay a portion of specified maintenance or modification costs. We also make investments in other aviation assets, including debt securities secured by commercial jet aircraft. As of January 31, 2007, we had acquired and committed to acquire aviation assets having an aggregate purchase price equal to $1.9 billion and $1.8 billion, respectively, for a total of approximately $3.7 billion, including our commitment to acquire 38 aircraft from affiliates of Guggenheim Aviation Fund, LP, or GAIF. See ‘‘— Recent Developments — Guggenheim’’. Our revenues and income from continuing operations for the nine months ended September 30, 2006 were $128.2 million and $28.0 million, respectively.

We expect to benefit from the size and growth of the commercial aircraft market and to increase our revenues and earnings by acquiring additional aviation assets. The current worldwide commercial aircraft fleet consists of more than 17,000 aircraft with an aggregate estimated value in excess of $360 billion and is expected to grow at a compound annual growth rate of 5.5% to a value of $620 billion through 2016. The market is highly fragmented, with over 1,800 owners, including airlines, other aircraft lessors and financial institutions. Operating lessors, including us, own approximately 30.9% of the global fleet. The continued growth in air traffic, driven in large part by emerging markets with strong economic growth and rising levels of per capita air travel, has increased the demand, and lease rates, for certain high-utility aircraft types. We believe that we are well positioned to take advantage of these favorable industry trends with our international platform, experienced management team and flexible capital structure.

On January 22, 2007, we entered into an Asset Purchase Agreement, which we refer to as the Acquisition Agreement, with affiliates of GAIF pursuant to which we agreed to acquire 38 aircraft for an aggregate base purchase price of approximately $1.595 billion, subject to certain agreed adjustments. The aircraft we will acquire under the Acquisition Agreement are scheduled to be delivered to us between January 2007 and February 2009, with 28 of these aircraft scheduled for delivery in 2007.  Four of the aircraft are Boeing Model 747-400ERF freighter aircraft to be delivered new from the manufacturer, seven are Boeing Model 747-400 aircraft converted or to be converted from passenger to freighter specification and one is a McDonnell Douglas Model MD11SF. The remaining 26 aircraft are passenger aircraft. We refer to this acquisition in this prospectus as the Aircraft Acquisition.

We intend to pay regular quarterly dividends to our shareholders. We plan to grow our dividends per share through the acquisition of additional aviation assets using cash on hand and available credit facilities. We expect to finance our acquisitions on a long-term basis using low-cost, non-recourse securitizations. Securitizations allow companies to raise long-term capital by pledging cash flows of an asset pool, such as aircraft leases. In June 2006, we closed Securitization No. 1, a $560 million transaction comprising 40 aircraft.

The table below is a summary of our dividend history. These dividends may not be indicative of the amount of any future dividends.

Dividend Period	Pay Date	Dividend Per Share ($)	Total Dividend ($ in thousands)
Three months ended June 30, 2006	July 31, 2006	$0.35	$14,367
Three months ended September 30, 2006	November 15, 2006	$0.35	$16,395	(1)
Three months ended December 31, 2006	January 15, 2007	$0.4375	$22,584

(1)	Dividends for the three months ended September 30, 2006 were paid in two installments. A dividend of $0.156 was paid on August 15, 2006 for the period July 1, 2006 to August 12, 2006 for the period prior to the initial public offering. A dividend of $0.194 was paid on November 15, 2006 for the period after the initial public offering.

Competitive Strengths

We believe that the following competitive strengths will allow us to capitalize on the growth opportunities in the global aviation industry:

•	Diversified portfolio of high-utility aircraft. We have a portfolio of high-utility aircraft that is diversified with respect to geographic markets, lease maturities and aircraft type. As of September 30, 2006, our aircraft portfolio consisted of 65 aircraft comprising 15 different types that were leased to 32 lessees located in 23 countries and had lease maturities ranging from 2006 to 2014. Our lease expirations are well dispersed, with a weighted average remaining lease term of 3.8 years for aircraft we owned at September 30, 2006, and only 10 of these aircraft require re-deployment within the next 12 months. While we seek to place our aircraft on-lease to operators and on terms that provide the best risk-adjusted returns, many airlines are in a weak financial condition and suffer from liquidity problems. Accordingly, we believe that our focus on portfolio diversification reduces the risks associated with individual lessee defaults and adverse geopolitical or economic issues, and results in generally predictable cash flows.

•	Disciplined acquisition approach and broad sourcing network. We evaluate the risk-adjusted return of any potential acquisition first as a discrete investment and then from a portfolio management perspective. To evaluate potential acquisitions, we employ a rigorous due diligence process focused on: (i) cash flow generation with careful consideration of macro trends, industry cyclicality and product life cycles; (ii) aircraft specifications and maintenance condition; (iii) when applicable, lessee credit worthiness and the local jurisdiction’s rules for enforcing a lessor’s rights; and (iv) legal and tax implications. We source our acquisitions through well-established relationships with airlines, other aircraft lessors, financial institutions and other aircraft owners.

•	Scaleable business platform. We operate globally through offices in the United States, Ireland and Singapore, using a modern asset management system designed specifically for aircraft operating lessors and capable of handling a significantly larger aircraft portfolio. We believe that our facilities, systems and personnel currently in place are capable of supporting an increase in our revenue base and asset base without a proportional increase in overhead costs.

•	Experienced management team with significant technical expertise. Our management team has significant experience in the acquisition, leasing, financing, technical management, restructuring/repossession and sale of aviation assets. This experience enables us to evaluate a broad range of potential investments in the global aviation industry. With extensive industry contacts and relationships worldwide, we believe our management team is highly qualified to manage and grow our aircraft portfolio. In addition, our senior management personnel have extensive experience managing lease restructurings and aircraft repossessions, which we believe is critical to mitigate any potential default exposure.

•	Innovative long-term debt financing structure. We closed Securitization No. 1 on June 15, 2006. We have structured Securitization No. 1 to provide for the release to us during the first five years of ‘‘excess securitization cash flows,’’ or the cash flows attributable to the underlying lease after payment of expenses, interest and scheduled principal payments. We intend to use this excess securitization cash flow to pay dividends and to make additional investments in aviation assets. By way of comparison, a typical aircraft securitization starts with significantly higher leverage and allows no release of excess securitization cash flows; instead, those cash flows are required to further amortize, and thus lower the leverage on, the securities.

Growth Strategy

We plan to grow our business and increase our dividends per share by employing the following business strategies:

•	Selectively acquire commercial jet aircraft and other aviation assets. We believe the large and growing aircraft market provides significant acquisition opportunities. We regularly evaluate a large number of potential aircraft acquisition opportunities and expect to continue our investment program through additional aircraft purchases. In addition, we plan to leverage our experience to make opportunistic acquisitions of other asset-backed aviation assets, including debt securities secured by aviation assets and other non-aircraft aviation assets. As of January 31, 2007, we had acquired and committed to acquire approximately $3.7 billion in aviation assets in 44 separate transactions.

•	Reinvest amounts approximately equal to non-cash depreciation expense in additional aviation assets. Aircraft have a finite useful life. To account for the expected decline in value of our aircraft, our earnings reflect a non-cash depreciation expense in accordance with GAAP. We intend to pay regular quarterly dividends to our shareholders. Through our strategy of reinvesting amounts approximately equal to non-cash depreciation expense, we will seek to maintain our asset base and grow our dividends.

•	Maintain an efficient capital structure. We expect to finance acquisitions on a long-term basis using aircraft lease portfolio securitizations. We believe that our long-term debt structure and dividend payment strategy result in a low cost of capital and a high degree of financial flexibility, allowing us to grow our business and dividends.

Our Aircraft Portfolio

As of September 30, 2006, our aircraft portfolio consisted of 65 aircraft on-lease to 32 lessees in 23 countries. The weighted average (by net book value) age of our aircraft as of September 30, 2006, was 8.6 years and the weighted average (by net book value) remaining lease term for those aircraft was 3.8 years. In addition, subsequent to September 30, 2006, we have acquired an additional five aircraft for an aggregate purchase price of $183.1 million and have committed to acquire an additional 47 aircraft for an aggregate purchase price of $1.8 billion. See ‘‘Recent Developments’’ beginning on page 46.

As of September 30, 2006 our aircraft portfolio included 28 Next Generation Boeing / Airbus A320 family aircraft, 13 mid-body Boeing 767ER / Airbus A330 aircraft, six cargo aircraft and 18 Narrow Body Classic aircraft.

The following table sets forth, as of January 31, 2007, certain information with respect to our aircraft portfolio.

Aircraft Type	Year of Delivery by Manufacturer	Lessee	Country of Domicile	Lease Expiration
Aircraft Owned as of September 30, 2006
A310-300F	1989	Turk Hava Yollari	Turkey	Dec-08
A319-100	2000	SN Brussels Airlines	Belgium	Mar-07
A319-100	2000	SN Brussels Airlines	Belgium	Mar-07
A319-100	2000	SN Brussels Airlines	Belgium	Mar-07
A320-200	1999	Monarch Airlines Limited	UK	Apr-08
A320-200	2001	Monarch Airlines Limited	UK	Apr-08
A320-200	1998	TAM — Linhas Aereas S.A.	Brazil	Oct-12
A320-200	1997	Lotus Air	Egypt	April-12
A320-200	1997	Lotus Air	Egypt	Mar-12
A320-200	1997	Lotus Air	Egypt	Nov -12
A320-200	1999	LAN Airlines SA	Chile	Nov-08
A330-200	1999	China Eastern Airlines Corp.	China	Jul-09
A330-200	2000	China Eastern Airlines Corp.	China	Nov-10
A330-200	2000	China Eastern Airlines Corp.	China	Oct-10
A330-200	1999	China Eastern Airlines Corp.	China	Apr-09
A330-300	2000	Swiss International Airlines	Switzerland	Mar-10
A330-300	2000	US Airways, Inc.	USA	Aug-12
A330-300	2001	US Airways, Inc.	USA	Dec-12
A330-300	2000	US Airways, Inc.	USA	Oct-12
A330-300	2000	US Airways, Inc.	USA	Nov-12
A330-300	1997	Sky Service Airlines Inc.	Canada	Nov-11
737-300	1988	GOL Transportes Aereos S.A.	Brazil	Jun-08
737-300	1988	GOL Transportes Aereos S.A.	Brazil	Jul-08
737-300	1990	Capital Aviation Services B.V.	Netherlands	Nov-08
737-300	1990	Capital Aviation Services B.V.	Netherlands	Sep-08
737-300	1990	Futura International Airways	Spain	Dec-08
737-300QC	1987	Hainan Airlines Company Ltd.	China	Apr-09
737-300QC	1988	Hainan Airlines Company Ltd.	China	Oct-08
737-300QC	1988	Hainan Airlines Company Ltd.	China	Jan-09
737-300QC	1989	Hainan Airlines Company Ltd.	China	Jan-08
737-400	1992	Air One S.P.A.	Italy	Mar-07
737-400	1992	Air One S.P.A.	Italy	Mar-07
737-400	1993	Ukraine International Airlines	Ukraine	Jun-12
737-400	1991	Ukraine International Airlines	Ukraine	Nov-09
737-400	1992	Aerosvit Airlines JSC	Ukraine	Nov-09
737-400	1990	Braathens A.S.	Norway	Oct-10
737-500	1990	Siberia Airlines	Russia	Oct-10
737-500	1991	Siberia Airlines	Russia	Oct-10
737-500	1991	Siberia Airlines	Russia	Nov-10
737-500	1995	British Airways PLC	UK	Mar-09
737-700	1999	Sterling Airlines A/S	Denmark	Jun-11
737-700	1999	Sterling Airlines A/S	Denmark	Apr-13
737-700	1999	Sterling Airlines A/S	Denmark	Oct-12
737-700	1999	Sterling Airlines A/S	Denmark	Oct-12
737-700	2000	Sterling Airlines A/S	Denmark	Mar-14
737-700	2001	Sterling Airlines A/S	Denmark	Mar-14
737-700	2001	Sterling Airlines A/S	Denmark	Oct-11

Aircraft Type	Year of Delivery by Manufacturer	Lessee	Country of Domicile	Lease Expiration
737-700	1999	Jet Airways (India) Limited	India	Mar-10
737-800	2000	Thomsonfly Limited	UK	Apr-07
737-800	1999	Hainan Airlines Company Ltd.	China	May-14
737-800	1999	Hainan Airlines Company Ltd.	China	Feb-14
737-800	1999	Air Europa Lineas Aereas S.A.U.	Spain	Nov-11
737-800	1999	Air Europa Lineas Aereas S.A.U.	Spain	Apr-11
737-800	2000	Korean Air Lines Co. Ltd.	Korea	Jan-08
747-400PC	1991	Air India Limited	India	Apr-08
757-200	1994	US Airways, Inc.	USA	Apr-13
757-200	1994	US Airways, Inc.	USA	Apr-13
757-200	1994	US Airways, Inc.	USA	Apr-13
767-200ER	1990	US Airways, Inc.	USA	Aug-08
767-300ER	1991	Sahara Airlines Limited	India	Dec-11
767-300ER	1997	Polskie Linie Lotnicze ‘‘LOT’’ S.A.	Poland	Dec-09
767-300ER	1990	TUI AG	Germany	Nov-09
767-300ER	1988	Air Canada	Canada	Apr-09
767-300ER	1991	Icelandair ehf	Iceland	Oct-10
767-300ER	1996	Air Canada	Canada	Nov-13
Aircraft Acquired Subsequent to September 30, 2006
A320-200	1999	Aigle Azur Transport	France	Oct-10
737-700	1998	Jet Airways (India) Limited	India	Mar-10
737-800	1998	GOL Transportes Aereos S.A.	Brazil	Jun-14
757-200	1999	Icelandair ehf	Iceland	Nov-12
777-200	1998	Malaysian Airlines	Malaysia	Feb-11

Acquisitions

We source our acquisitions through well-established relationships with airlines, other aircraft lessors, financial institutions and brokers. We have also acquired aircraft from creditors following foreclosure sales, as well as from liquidators. We have acquired one aircraft from Drawbridge Special Opportunities Fund LP, a fund managed by an affiliate of Fortress, but have not acquired or committed to acquire any other aircraft from our affiliates.

We are currently focused on acquiring high-utility aircraft in the secondary market and through sale-leasebacks. While we do not focus on aircraft of a particular age, we acquired most of our aircraft assets five to fifteen years from original manufacture. We believe that sourcing acquisitions both globally and through multiple channels provides for a broad and relatively consistent set of investment opportunities.

On January 22, 2007, we entered into the Acquisition Agreement, with affiliates of GAIF pursuant which we agreed to acquire 38 aircraft for an aggregate base purchase price of approximately $1.595 billion, subject to certain agreed adjustments. The aircraft we will acquire under the Acquisition Agreement are scheduled to be delivered to us between January 2007 and February 2009, with 28 of these aircraft scheduled for delivery in 2007.  Four of the aircraft are Boeing Model 747-400ERF freighter aircraft to be delivered new from the manufacturer, seven are Boeing Model 747-400 aircraft converted or to be converted from passenger to freighter specification and one is a McDonnell Douglas Model MD11SF. The remaining 26 aircraft are passenger aircraft.

We have an experienced acquisitions team based in Stamford, Connecticut, Dublin and Singapore that maintains strong relationships with a wide variety of market participants throughout the world. We believe that our seasoned personnel and extensive industry contacts facilitate our access to acquisition opportunities.

Potential investments are evaluated by teams consisting of marketing, engineering / technical, credit, financial analytic and legal professionals. These teams consider a variety of aspects before we commit to purchase an aircraft, including its price, specification / configuration, age, condition and maintenance history, operating efficiency, lease terms, financial condition and liquidity of the lessee, jurisdiction, industry trends and future redeployment potential and values, among other factors. We believe that utilizing a cross-functional team of experts to consider the investment parameters noted above will help assess more completely the overall risk and return profile of potential acquisitions and will help us move forward expeditiously on letters of intent and acquisition documentation. Our letters of intent are typically non-binding prior to board of directors approval, and upon board of directors approval are binding and subject to the fulfillment of customary closing conditions.

Our aim is to develop and maintain a diverse and stable portfolio and, in that regard, our investment strategy is oriented towards longer term holding horizons rather than shorter-term trading.

Finance

A key aspect of our growth strategy is our flexible capital structure which supports the financing of our acquisitions of aircraft and other aviation assets. We typically finance the initial purchase of aircraft and other aviation assets using committed short-term credit arrangements and cash on hand. We believe our ability to execute acquisitions expeditiously and without financing contingencies has benefited us in competitive bidding situations. Our short-term borrowed funds for our aircraft acquisitions and repurchase obligations for our securities are provided by secured credit facilities from banks. See ‘‘— Liquidity and Capital Resources — Credit Facilities.’’

We intend to access the securitization market to provide long-term financing for our aircraft operating lease portfolio. On June 15, 2006 we closed Securitization No. 1. Securitization No. 1 generated gross proceeds of $560 million through the issuance of floating-rate aircraft lease-backed securities, secured, among other things, by ownership interests in our subsidiaries that own the 40 aircraft included in Portfolio No. 1 and the related leases. The face value of the notes represents 54.8% of the Initial Appraised Value of Portfolio No. 1 of $1.022 billion. We retained 100% of the rights to receive future cash flows from Portfolio No. 1 after the payment of claims that are senior to our rights.

Based on our expected aircraft acquisition plan, we anticipate completing one or two securitizations per year and one or two additional equity offerings per year. Our ability to successfully complete these securitizations and equity offerings on favorable terms will have a significant impact on our results of operations and financial condition.

Our Leases

As of September 30, 2006, all of the aircraft in our portfolio were subject to operating leases. Under an operating lease, we retain the benefit, and bear the risk, of re-leasing and the residual value of the aircraft upon expiry or early termination of the lease. Operating leasing is an attractive alternative to ownership for airlines because leasing (i) increases fleet flexibility, (ii) requires a lower capital commitment, and (iii) significantly reduces aircraft residual value risk. Under our leases, the lessees agree to lease the aircraft for a fixed term, although in some cases the lessees may have purchase options, termination rights and extension rights, each as more fully discussed below.

Lease rental revenue from our two largest customers, U.S. Airways, Inc. and Hainan Airlines, accounted for 24% and 9%, respectively, of our total revenues for the nine months ended September 30, 2006. As of September 30, 2006, the weighted average (by net book value) remaining term of our leases for aircraft we owned at September 30, 2006 was 3.8 years with scheduled expirations ranging from 2006 through 2014 and the maturities of these leases by aircraft type were as follows:

	2006	2007	2008	2009	2010	2011	2012	2013	2014
A310-300F	0	0	1	0	0	0	0	0	0
A319-100	0	3	0	0	0	0	0	0	0
A320-200	1	0	3	2	2	0	3	0	0
A330-200	0	0	0	0	1	0	0	0	0
A330-300	0	0	0	0	0	1	4	0	0
737-300	0	0	5	0	0	0	0	0	0
737-300QC	0	0	2	2	0	0	0	0	0
737-400	0	2	0	2	1	0	1	0	0
737-500	0	0	0	1	3	0	0	0	0
737-700	0	0	0	0	1	7	0	0	0
737-800	0	1	1	0	0	2	0	0	2
747-400PC	0	0	1	0	0	0	0	0	0
757-200	0	3	0	0	0	0	0	0	0
767-200ER	0	0	1	0	0	0	0	0	0
767-300ER	0	0	0	3	1	1	0	1	0
Total	1	9	14	10	9	11	8	1	2

Lease Payments and Security.    Each of our leases require the lessee to pay periodic rentals during the lease term. Rentals on three of our leases are payable on a floating interest-rate basis and rentals on our remaining leases are fixed for the base lease term. All lease rentals are payable either monthly or quarterly in advance. All of the leases are payable in U.S. dollars.

Under our leases, the lessee must pay operating expenses accrued or payable during the term of the lease, which would normally include maintenance, operating, overhaul, airport and navigation charges, certain taxes, licenses, consents and approvals, aircraft registration and aircraft hull and public liability insurance premiums. Under all of our leases, the lessee is required to make payments for heavy maintenance, overhaul or replacement of certain high-value components of the aircraft. These maintenance payments are based on hours or cycles of utilization or on calendar time, depending upon the component, and are required to be made monthly in arrears or at the end of the lease term. Whether to permit a lessee to make maintenance payments at the end of the lease term, rather than requiring such payments to be made monthly, will depend on a variety of factors, including the creditworthiness of the lessee, the level of security deposit which may be provided by the lessee and market conditions at the time. If a lessee is making monthly maintenance payments, we would typically be obligated to use the funds paid by the lessee during the lease term to reimburse the lessee for costs they incur for heavy maintenance, overhaul or replacement of certain high-value components, usually shortly following completion of the relevant work. In addition, a majority of our leases contain provisions which may require us to pay a portion of such costs in excess of the amounts paid to us by the lessee on a monthly basis, although the timing of the maintenance, overhaul or replacement of the relevant components and the actual cost of the work will determine the portion of the excess, if any, we must pay. As part of our due diligence review of each aircraft we purchase, we prepare an estimate of the expected maintenance payments and any excess costs which may become payable by us, taking into consideration the then-current maintenance status of the aircraft and the relevant provisions of any existing lease. As of September 30, 2006, we expected to pay approximately $8.7 million over the next twelve months for amounts in excess of maintenance costs not covered by lessee maintenance payments. If our estimates prove to be incorrect, or if the lessee is unable to make maintenance payments that come due, our costs associated with maintenance to the aircraft would increase, thereby adversely affecting our net income and cash flow.

A majority of our leases also contain provisions requiring us to pay a portion of the cost of modifications to the aircraft performed by the lessee at its expense, if such modifications are mandated by recognized airworthiness authorities. Typically these provisions would set a threshold, below which the lessee would not have a right to seek reimbursement and above which we may be required to pay a portion of the cost incurred by the lessee. The lessees are obliged to remove liens on the aircraft other than liens permitted under the leases.

Our leases generally provide that the lessees’ payment obligations are absolute and unconditional under any and all circumstances and require lessees to make payments without withholding payment on account of any amounts the lessor may owe the lessee or any claims the lessee may have against the lessor for any reason, except that under certain of the leases a breach of quiet enjoyment by the lessor may permit a lessee to withhold payment. The leases also generally include an obligation of the lessee to gross up payments under the lease where lease payments are subject to withholdings and other taxes, although there may be some limitations to the gross up obligation, including provisions which do not require a lessee to gross up payments if the withholdings arise out of our ownership or tax structure. In addition, changes in law may result in the imposition of withholding and other taxes and charges that are not reimbursable by the lessee under the lease or that cannot be so reimbursed under applicable law and lessees may fail to reimburse even when obligated under the lease to do so. Our leases also generally require the lessee to indemnify the lessor for tax liabilities relating to the leases and the aircraft including, in most cases, value added tax and stamp duties, but excluding income tax or its equivalent imposed on the lessor. Our leases require the lessees to pay default interest on any overdue amounts.

As of September 30, 2006, lessees under 54 of our leases, representing 72.7% of our total revenue for the nine months ended September 30, 2006, had provided cash security deposits and/or letters of credit.

Lessees’ Options.    As of September 30, 2006, none of our leases provide the lessee the option to purchase the aircraft at the end of the lease term.

Twelve of our leases, as of September 30, 2006, give the lessee the option to extend the term of the lease. The rent payable during the extension period may vary from the rent payable prior to the extension. None of these leases provide the lessee an option to terminate its lease prior to the scheduled expiration date.

Risk Management

Our objective is to build and maintain an operating lease portfolio which is balanced and diversified and delivers returns commensurate with risk. We have portfolio concentration objectives to assist in portfolio risk management and highlight areas where action to mitigate risk may be appropriate, and take into account the following:

•	individual lessee exposures;

•	average portfolio credit quality;

•	geographic concentrations;

•	lease maturity concentrations; and

•	aircraft model concentrations.

We have a risk management team which undertakes detailed credit due diligence on lessees when aircraft are being acquired with a lease already in place and for placement of aircraft with new lessees following lease expiry or termination.

Lease Management and Remarketing

Our aircraft re-leasing strategy is to develop opportunities proactively, well in advance of lease expiries, to enable consideration of a broad set of alternatives, including both passenger and freighter deployments, and to allow for reconfiguration/ maintenance lead times where needed. We have invested significant resources in developing and implementing what we consider to be a state-of-the-art lease management information system to enable efficient management of aircraft in our portfolio.

Potential re-leasing opportunities are sourced globally and screened with respect to multiple factors, including rental rates, lease term, redeployment costs, lessee credit and jurisdiction, and the level of security deposits, maintenance reserves and other protections.

Remarketing of aircraft for placement on new operating leases is undertaken by a highly experienced marketing team with a well established market profile and extensive contacts. We have representatives based in the United States, Europe and Asia who provide global coverage. Our marketing team has an ongoing dialogue with a wide cross section of airlines, the original equipment manufacturers and other significant industry participants to keep closely apprised of market developments affecting airline fleet requirements and emerging aircraft supply and demand opportunities.

Our current strategy is to focus on the acquisition, leasing and management of owned aircraft rather than seeking to enter third-party aircraft management business. We currently manage five aircraft on behalf of Fortress-related entities, but we are not actively pursuing other third-party aircraft management business.

Our Debt Investments

We also invest in debt securities secured by commercial jet aircraft including enhanced equipment trust certificates and other forms of collateralized debt. We believe our experience in the aircraft leasing business, coupled with our knowledge of structured finance, enables us to make opportunistic investments in this market.

We believe our debt investments complement our aircraft leasing business. Through our aircraft leasing business, we have extensive experience with the pertinent airline credits and valuation of underlying aviation collateral. By leveraging this knowledge and experience we believe we are able to earn attractive risk-adjusted returns.

As of September 30, 2006, our debt investment portfolio had a fair value of $120.3 million and consisted of six debt securities. A majority of the opportunities available in this segment presently entail U.S. airline obligors. Consistent with our overall investment approach, we consider return thresholds for investments in secured debt on a risk-adjusted basis.

Consistent with our strategy in our aircraft leasing business, we generally invest in secured debt with a long-term holding horizon. Among other factors, we periodically monitor the investment value, collateral coverage and credit standing of the relevant obligors. As part of our portfolio management approach, we will consider liquidating or reducing our exposure to specific securities to the extent collateral coverage, credit profile or other factors deteriorate.

We utilize a deal team approach to pursue secured debt transactions, wherein functional experts such as technical, credit and legal personnel support our analytics/ valuation and finance functions in order to make investments consistent with our portfolio management strategy. At the current time, funding for our secured debt investments is undertaken on a transaction-specific basis.

Other Aviation Assets

As of September 30, 2006, our overall portfolio of assets includes commercial jet aircraft and asset-backed debt securities, however, we believe that acquisition opportunities may arise in such sectors as jet engine and spare parts leasing and financing, aviation facility financing or ownership, and commercial turboprop aircraft and helicopter leasing and financing. In the future, we may make opportunistic investments in these sectors or in other aviation related assets.

Competition

The aircraft leasing industry is highly competitive. The aircraft leasing industry may be divided into two leasing segments: (i) leasing of new aircraft acquired directly or indirectly from manufacturers and (ii) leasing or re-leasing of aircraft in the secondary market. Currently, we compete primarily in the latter segment, and our competition is comprised of other aircraft leasing companies, including GE Commercial Aviation Services, International Lease Finance Corp., CIT Group, AerCap, Aviation Capital Group, Pegasus, Macquarie Aircraft Leasing, RBS Aviation Capital, AWAS, Babcock & Brown and Singapore Aircraft Leasing Enterprise. We believe that only a few comparably sized companies focus primarily on the same segment of the aircraft leasing market as we do. In addition to those companies listed above, a number of other aircraft manufacturers, airlines and other operators, distributors, equipment managers, leasing companies, financial institutions, and other parties engaged in leasing, managing, marketing or remarketing aircraft compete with us, although their focus may be on different market segments. Competition in aircraft leasing is based principally upon the availability, type and condition of aircraft, lease rates and other lease terms. Some of our competitors have, or may obtain, greater financial resources than us and may have a lower cost of capital. However, we believe that we are able to compete favorably in aircraft acquisition and leasing activities due to the reputation and experience of our management, our expertise in acquiring aircraft and our flexibility in structuring lease rates and other lease terms to respond to market dynamics and customer needs. We also face competition in remarketing activities from the same type of competitors. Competition in the sale of aircraft is based principally on the availability, type and condition of aircraft and price.

Employees

We operate in a capital intensive rather than a labor intensive business. As of September 30, 2006, we had 38 full-time employees. Management and administrative personnel will expand, as necessary, to meet our future growth needs. None of our employees are covered by a collective bargaining agreement and we believe that we maintain excellent employee relations. We provide certain employee benefits, including retirement, health, life, disability and accident insurance plans.

Property and Facilities

We lease approximately 13,000 square feet of office space in Stamford, Connecticut for our corporate operations. This lease expires in December, 2012 and requires payments of approximately $500,000 per year.

In addition, we lease one office in Ireland for our leasing operations in Europe. The lease for the Irish facility expires in June 2016.

We believe our current facilities are adequate for our current needs and that suitable additional space will be available as and when needed.

Insurance

We require our lessees to carry with insurers in the international insurance markets the types of insurance which are customary in the air transportation industry, including airline general third party legal liability insurance, all-risk aircraft hull insurance (both with respect to the aircraft and with respect to each engine when not installed on our aircraft) and war-risk hull and legal liability insurance covering risks such as hijacking, terrorism, confiscation, expropriation, nationalization and seizure. We are named as an additional insured on liability insurance policies carried by our lessees, and we and/or our lender normally are designated as a loss payee in the event of a total loss of the aircraft. Coverage under liability policies generally is not subject to deductibles except those as to baggage and cargo that are standard in the airline industry, and coverage under all-risk aircraft hull insurance policies generally is subject to agreed deductible levels. We maintain contingent liability insurance coverage with respect to our aircraft which is intended to provide coverage in the event the liability insurance maintained by any of our lessees should lapse without notice to us.

We maintain insurance policies to cover risks related to physical damage to our equipment and property (other than aircraft), as well as with respect to third-party liabilities arising through the course of our normal business operations (other than aircraft operations). We also maintain limited business interruption insurance and directors’ and officers’ insurance providing indemnification for our directors, officers and certain employees for certain liabilities.

We believe that the insurance coverage currently carried by Aircastle and our lessees provides adequate protection against the accident-related and other covered risks involved in the conduct of our business. However, there can be no assurance that we have adequately insured against all risks that lessees will at all times comply with their obligations to maintain insurance, that any particular claim will be paid or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future. Consistent with industry practice, our insurance policies are subject to commercially reasonable deductibles or self-retention amounts.

Government Regulation

The air transportation industry is highly regulated. Since we do not operate aircraft, we generally are not directly subject to most of these laws. However, our lessees are subject to extensive regulation under the laws of the jurisdiction in which they are registered or under which they operate. Such laws govern, among other things, the registration, operation and maintenance of our aircraft. Most of our aircraft are registered in the jurisdiction in which the lessee of the aircraft is certified as an air operator. As a result, our aircraft are subject to the air worthiness and other standards imposed by such jurisdictions. Laws affecting the airworthiness of aircraft generally are designed to ensure that all aircraft and related equipment are continuously maintained in proper condition to enable safe operation of the aircraft. Most countries’ aviation laws require aircraft to be maintained under an approved maintenance program having defined procedures and intervals for inspection, maintenance, and repair.

Our lessees are sometimes obliged to obtain governmental approval to import and lease our aircraft, to operate our aircraft on certain routes and to pay us in U.S. dollars. Usually these approvals are obtained prior to lease commencement as a condition to our delivery of the aircraft. Governmental leave to deregister and/or re-export an aircraft at lease expiry or termination may also be required and may not be available in advance of the lease expiration or termination, although we would normally in such a case require powers of attorney or other documentation to assist us in effecting deregistration or export if required.

Legal Proceedings

The Company is not a party to any material legal or adverse regulatory proceedings.

Management

Directors and Executive Officers

The following table sets forth certain information about our directors and executive officers, together with their positions and ages. Each of our executive officers holds office until his or her successor is elected or appointed and qualified or until his or her resignation or removal, if earlier. Each director listed below holds office until his or her term expires, until his or her successor is duly elected or appointed or until his or her death, retirement, resignation or removal.

Name	Age	Position
Wesley R. Edens	45	Chairman of the Board of Directors
Ron Wainshal	42	Chief Executive Officer
Mark Zeidman	55	Chief Financial Officer
David Walton	45	Chief Operating Officer and General Counsel
Joseph Schreiner	49	Executive Vice President, Technical
Kevin Fackrell	51	Chief Risk Officer
Michael Platt	46	Chief Investment Officer (to be appointed February 2007)
Aaron Dahlke	38	Chief Accounting Officer
Joseph P. Adams, Jr.	49	Deputy Chairman of the Board of Directors
Ronald W. Allen	65	Director
Douglas A. Hacker	51	Director
John Z. Kukral	46	Director
Ronald L. Merriman	62	Director
Peter Ueberroth	69	Director

Wesley R. Edens is the Chairman of our board of directors and has served in this capacity since our formation in October 2004. Mr. Edens has been a principal of Fortress Investment Group LLC and the Chairman of the Management Committee of Fortress since co-founding Fortress in May 1998. Mr. Edens is the Chairman of the board of directors of each of Brookdale Senior Living Inc., Eurocastle Investment Limited, GateHouse Media, Inc. and Mapeley Limited and a director of Crown Castle International Corp. and GAGFAH S.A. Mr. Edens is the Chairman of the board of directors and Chief Executive Officer of Newcastle Investment Corp. Mr. Edens was Chief Executive Officer of Global Signal Inc. from February 2004 to April 2006 and Chairman of the board of directors of Global Signal from October 2002 to January 2007. Mr. Edens serves in various capacities in the following five registered investment companies: Chairman, Chief Executive Officer and Trustee of Fortress Registered Investment Trust and Fortress Investment Trust II; Chief Executive Officer of Fortress Brookdale Investment Fund LLC and Fortress Pinnacle Investment Fund LLC and Chairman, Chief Executive Officer and President of RIC Coinvestment Fund L.P. Prior to forming Fortress, Mr. Edens was a partner and managing director of BlackRock Financial Management Inc., where he headed BlackRock Asset Investors, a private equity fund. In addition, Mr. Edens was formerly a partner and managing director of Lehman Brothers. Mr. Edens received a B.S. in Finance from Oregon State University.

Ron Wainshal became our Chief Executive Officer in May 2005. Prior to joining Aircastle, Mr. Wainshal was in charge of the Asset Management group of General Electric Commercial Aviation Service, or GECAS, from 2003 to 2005. Since joining GECAS in 1998, Ron also led many of GECAS’ U.S. airline restructuring efforts and its bond market activities, and played a major marketing and structured finance role for GE in the Americas. Before joining GECAS, he was a principal and co-owner of a financial advisory company specializing in transportation infrastructure from 1994 to 1998 and prior to that held positions at Capstar Partners and The Transportation Group in New York and Ryder System in Miami. He received a BS in Economics from the Wharton School of the University of Pennsylvania and an MBA from the University of Chicago’s Graduate School of Business.

Mark Zeidman became our Chief Financial Officer in August 2005. Prior to joining Aircastle, Mr. Zeidman was Chief Financial Officer and Chief Investment Officer at Ocwen Financial Corporation, a mortgage finance firm listed on the NYSE, from May 1997 to March 2005. Prior to Ocwen, Mr. Zeidman was a managing director at Nomura Securities International from May 1987 to May 1997. Mr. Zeidman brings a strong finance background to Aircastle. He received a BA from the University of Pennsylvania, a Master of International Affairs from the School of International Affairs at Columbia University and an MBA from the Wharton School of Business at the University of Pennsylvania.

David Walton became our General Counsel in March 2005 and our Chief Operating Officer in January 2006. Prior to joining Aircastle, Mr. Walton was Chief Legal Officer of Boullioun Aviation Services, Inc. from 1996 to 2005. Prior to that, Mr. Walton was a partner at the law firm of Perkins Coie in Seattle and Hong Kong. Mr. Walton has over 20 years of experience in aircraft leasing and finance. He received a BA in Political Science from Stanford University and a JD from Boalt Hall School of Law, University of California, Berkeley.

Joseph Schreiner became our Executive Vice President, Technical in October 2004. Prior to joining Aircastle, Mr. Schreiner oversaw the technical department at AAR CORP., a provider of products and services to the aviation and defense industries from 1998 to 2004 where he managed aircraft and engine evaluations and inspections, aircraft lease transitions, reconfiguration and heavy maintenance. Prior to AAR, Mr. Schreiner spent 19 years at Boeing (McDonnell-Douglas) in various technical management positions. Mr. Schreiner received a BS from the University of Illinois and a MBA from Pepperdine University.

Kevin Fackrell  became our Chief Risk Officer in March 2006. Prior to joining Aircastle, from May 2000 Mr. Fackrell was Chief Credit Officer and Head of Risk Management with Singapore Aircraft Leasing Enterprise, based in Singapore. Prior to joining SALE Mr. Fackrell spent 27 years with NatWest Bank Group in the UK, as a Corporate Banking Executive in NatWest’s Aerospace team with particular responsibilities for clients in Asia and Australasia and for undertaking the sourcing, structuring, negotiating and closing of a full range of aircraft financing transactions; as Director, Credit Risk in NatWest’s Credit Risk department where he had responsibility for a portfolio of transportation related credits globally, and as Director of Risk, Corporate Finance at NatWest’s UK leasing subsidiary, Lombard.

Michael Platt will become our Chief Investment Officer in February 2007. Prior to joining Aircastle, Mr. Platt was Senior Vice President of International Lease Finance Corporation (ILFC) in Los Angeles, California where his responsibilities included heading the sales department and leasing aircraft to airlines throughout the world. Prior to working in marketing and sales at ILFC, Mr. Platt was Vice President, Secretary and Corporate Legal Counsel at ILFC. Before joining ILFC, from 1987 to 1992 he was a transactional lawyer for the former McDonnell Douglas Finance Corporation in Long Beach, California where, among other responsibilities, he was involved in commercial aircraft leasing. Mr. Platt received his BA from the University of North Carolina, Chapel Hill in 1982 and his JD from the University of Virginia School of Law in 1985.

Aaron Dahlke became our Chief Accounting Officer in June 2005. Prior to joining Aircastle, Mr. Dahlke was Vice President and Controller of Boullioun Aviation Services Inc. from January 2003. Prior to Boullioun, Mr. Dahlke was at ImageX.com, Inc. and Ernst & Young LLP. He received a B.S. in Accounting from California State University San Bernardino and is a CPA.

Joseph P. Adams, Jr. became a Director in October 2004 and the Deputy Chairman of our board of directors in May 2006. He is a managing director of Fortress Investment Group, which he joined in April 2004, and focuses on the acquisitions area. Previously, Mr. Adams was a partner at Brera Capital Partners and at Donaldson, Lufkin & Jenrette (later Credit Suisse First Boston) where he was in the transportation industry group and later in the restructuring group. Mr. Adams was the first Executive Director of the Air Transportation Stabilization Board for 2002. Mr. Adams received a BS in Engineering from the University of Cincinnati and an MBA from Harvard Business School.

Ronald W. Allen was appointed to our board of directors on August 2, 2006. Mr. Allen was a consultant to and Advisory Director of Delta Air Lines, Inc., a major U.S. air transportation company, from July 1997 through July 2005. Mr. Allen continues to serve as an Advisory Director. He retired as Delta’s Chairman of the Board, President and Chief Executive Officer in July 1997, and had been its Chairman of the Board and Chief Executive Officer since 1987. He is also a Director of Aaron Rents, Inc., a company engaged in the business of rental, sales and lease ownership and specialty retailing of furniture, electronics and appliances, and has served as a director of the Coca-Cola Company since 1991.

Douglas A. Hacker was appointed to our board of directors on August 2, 2006. Mr. Hacker is currently an independent business executive and formerly served as Executive Vice President, Strategy for UAL Corporation, an airline holding company, and has served in such position from December 2002 to May 2006. Prior to this position, Mr. Hacker served with UAL Corporation as President, UAL Loyalty Services from September 2001 to December 2002, and as Executive Vice President and Chief Financial Officer from July 1999 to September 2001. In December 2002, UAL Corporation filed for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code, and emerged from bankruptcy on February 1, 2006. Mr. Hacker also serves as a Director or Trustee of a series of open-end and closed-end investment companies that are part of the Columbia family of mutual funds and as a Director of Nash Finch Company, a food distribution and retail company.

John Z. Kukral was appointed to our board of directors on August 2, 2006. Mr. Kukral is President of Northwood Investors, a real estate investment company. Mr. Kukral started his career at JMB Realty Corporation in 1982 and was most recently (1994 to 2005) with Blackstone Real Estate Advisors where he served as President and CEO from 2002 until his departure in 2005. Mr. Kukral is a Trustee of the Urban Land Institute, a Governor of the Urban Land Foundation, a Trustee of the National Jewish Hospital in Denver, Colorado and past Chairman of the Savoy Group.

Ronald L. Merriman was appointed to our board of directors on August 2, 2006. Mr. Merriman is a Managing Director of Merriman Partners, providing management consulting services to professional service firms. He served as Managing Director of O’Melveny & Myers LLP, a global law firm, from 2000 to 2003. From 1999 to 2000, Mr. Merriman served as Executive Vice President of Carlson Wagonlit Travel, a global travel management firm. Mr. Merriman also served as Executive Vice President of Ambassadors International, a publicly-traded travel services business, from 1997 to 1999. From 1967 to 1997, Mr. Merriman was employed by KPMG, a global accounting and consulting firm, where he ultimately served as a Vice Chair and member of the

Executive Management Committee. He is also a director of three other public companies; Realty Income Corporation, Haemonetics Corporation and Pentair, Inc., and of two private companies, The Preferred Hotel Group and Targus Corporation.

Peter Ueberroth was appointed to our board of directors on August 2, 2006. Mr. Ueberroth is currently, and has been since 1989, the Managing Director of Contrarian Group, Inc., an investment and management company. In 1962, Mr. Ueberroth founded First Travel Corporation and sold it to the Carlson Travel Group in 1980. From 1979 to 1984, Mr. Ueberroth served as president of the Los Angeles Olympic Organizing Committee. From 1984 to 1989, he served as the sixth commissioner of Major League Baseball. In July of 1999, Mr. Ueberroth successfully orchestrated the purchase of the Pebble Beach Company and he now serves as an owner and co-chairman. Mr. Ueberroth also serves as the chairman of the United States Olympic Committee. He is also chairman of Ambassadors International Inc., a travel services company, and a member of the board of directors of Adecco SA, a Swiss staffing company, The Coca-Cola Company and Hilton Hotels Corporation.

Board of Directors

Our bye-laws provide that our board shall consist of not less than three and not more than eight directors as the board of directors may from time to time determine. Our board of directors currently consists of seven directors. Our board of directors is divided into three classes that are, as nearly as possible, of equal size. Each class of directors is elected for a three-year term of office, but the terms are staggered so that the term of only one class of directors expires at each annual general meeting. The initial terms of the Class I, Class II and Class III directors will expire in 2007, 2008 and 2009, respectively. Messrs. Allen and Hacker each serve as Class I directors, Messrs. Adams, Kukral and Merriman each serve as Class II directors and Messrs. Edens and Ueberroth each serve as Class III directors. All officers serve at the discretion of the board of directors. Under our Amended and Restated Shareholders Agreement, Fortress is entitled to designate up to four directors for election to our board of directors, depending upon the level of ownership of the Fortress funds. We have seven directors, four of whom have been determined to be ‘‘independent’’ as defined under the rules of the NYSE. Messrs. Allen, Hacker, Kukral and Merriman are our independent directors.

Committees of the Board of Directors

We have established the following committees of our board of directors:

•	The audit committee, which:

•	reviews the audit plans and findings of the independent certified public accountants and our internal audit and risk review staff, and the results of regulatory examinations and tracks management’s corrective action plans where necessary;

•	reviews our financial statements, including any significant financial items and/or changes in accounting policies, with our senior management and independent certified public accountants;

•	reviews our risk and control issues, compliance programs and significant tax and legal matters;

•	makes recommendations to our shareholders regarding the annual appointment by our shareholders of the independent certified public accountants (which constitutes the auditor for purposes of Bermuda law) and evaluates their independence and performance, as well as to set clear hiring policies for employees or former employees of our independent certified public accounting firm; and

•	reviews our risk management processes.

Our audit committee is currently chaired by Ronald L. Merriman, and also consists of Douglas A. Hacker and Ronald W. Allen. All three members are ‘‘independent’’ as defined under NYSE rules and under section 10A-3 of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Ronald L. Merriman and Douglas A. Hacker have been designated as the audit committee financial experts.

The nominating and corporate governance committee, which:

•	reviews the performance of the board of directors and incumbent directors and makes recommendations to our board of directors regarding the selection of candidates, qualification and competency requirements for service on the board of directors and the suitability of proposed nominees;

•	advises the board of directors with respect to the corporate governance principles applicable to AL; and

•	oversees the evaluation of the board of directors and AL’s management.

Our nominating and corporate governance committee is currently chaired by Ronald W. Allen, and also consists of Ronald L. Merriman and John Z. Kukral. All three members are ‘‘independent’’ as defined under NYSE rules and under section 10A-3 of the Exchange Act.

The compensation committee, which:

•	reviews and recommends to the board of directors the salaries, benefits and share-based grants for all employees, consultants, officers, directors and other individuals compensated by us;

•	reviews and approves corporate goals and objectives relevant to Chief Executive Officer compensation, evaluates the Chief Executive Officer’s performance in light of those goals and objectives, and determines the Chief Executive Officer’s compensation based on that evaluation; and

•	oversees our compensation and employee benefit plans.

Our compensation committee is currently chaired by John Z. Kukral, and also consists of Douglas A. Hacker and Ronald W. Allen. All three members are ‘‘independent’’ as defined under NYSE rules and under section 10A-3 of the Exchange Act.

Fees to independent directors may be paid by issuance of common shares, based on the value of such common shares at the date of issuance, rather than in cash, provided that any such issuance does not prevent such director from being determined to be independent and such shares are granted pursuant to a shareholder-approved plan or the issuance is otherwise exempt from any applicable stock exchange listing requirement. Affiliated directors, however, will not be separately compensated by us. All members of the board of directors will be reimbursed for reasonable costs and expenses incurred in attending meetings of our board of directors.

Except as otherwise provided by the plan administrator of the Amended and Restated Aircastle Limited 2005 Equity Incentive Plan, on the first business day after our annual general meeting of shareholders and each such annual general meeting thereafter during the term of the Amended and Restated Aircastle Limited 2005 Equity Incentive Plan, each of our independent directors who is serving following such annual general meeting will automatically be granted under our Amended and Restated Aircastle Limited 2005 Equity Incentive Plan a number of our common shares having a fair market value of $15,000 as of the date of grant; however, those of our directors who were granted the restricted common shares described below in connection with our initial public offering will not be eligible to receive these automatic annual grants.

Compensation Discussion and Analysis

Our primary executive compensation goals are to attract, motivate and retain the most talented and dedicated executives and to align annual and long-term executive incentives with enhancing shareholder value. To achieve these goals we intend to implement and maintain compensation plans that:

•	Balance short-term and long-term goals by delivering a substantial portion of total executive officer compensation through restricted share grants.

•	Deliver a mix of fixed and at-risk compensation, with restricted share grants vesting over a period of time.

•	Through restricted share grants, tie a substantial portion of the overall compensation of executive officers to the dividends we pay to our shareholders.

The compensation committee of our board of directors, or the compensation committee, evaluates individual executive performance with a goal of setting overall compensation at levels that the compensation committee believes are appropriate in view of our performance, including achievement of key investment and capital raising goals, and in view of the individual performance of the executive.

We have not retained a compensation consultant to review our policies and procedures with respect to executive compensation, although the compensation committee may elect in the future to retain a compensation consultant if it determines that doing so would assist it in implementing and maintaining compensation plans.

Elements Of Compensation

Our executive compensation consists of the following elements:

Base Salary.    Base salaries for our executives are established based upon the scope of their responsibilities, taking into account the compensation levels from their recent prior employment. Base salaries are reviewed annually and are adjusted from time to time in view of individual responsibilities, performance and experience. The compensation committee intends to conduct annual salary reviews in December of each year. None of our Chief Executive Officer, Chief Financial Officer or the next three most highly compensated executive officers during 2006, which we refer to as our named executive officers, received a salary increase for 2006. At its December 2006 salary review, the compensation committee increased the salaries of the named executive officers for 2007 by an average of 38%.

Discretionary Cash and Restricted Share Bonus and Grants.    The compensation committee has the authority to award discretionary annual bonuses to our executive officers in the form of cash and/or restricted share grants or other share-based awards. The annual incentive bonuses are intended to compensate officers for individual performance achievements, for our overall financial performance and for achieving important milestones. Bonus levels vary depending on the individual executive and are not formulaic, but generally include such factors as our overall financial performance, quality and amount of new investments, enhancing our dividend paying capability and improving our operations. The compensation committee intends to make annual discretionary bonus determinations in December of each year.

Discretionary annual bonuses are paid in a combination of cash and restricted share grants or other share-based awards, in each case in amounts reviewed and approved by the compensation committee. Cash bonuses are ordinarily paid in a single installment in January of the year following determination, and bonus restricted share grants or other share-based awards would ordinarily be made in December immediately following determination by the compensation committee. In 2006 we made our first restricted share bonus grants, and for 2006 the committee determined that for the named executive officers the approximately 20% of the first $100,000 of value of the discretionary bonus should consist of restricted share grants and approximately 50% of any amounts in excess of the first $100,000 in value should consist of restricted share grants. Bonus restricted share grants are made under the Amended and Restated Aircastle Limited 2005 Equity Incentive Plan, or the Plan, and vest in one-third increments on the second, third and fourth January 1 following the date of grant.

In addition to bonus restricted share grants, the compensation committee has the authority to award special restricted share grants to our executive officers. These awards would be made only to certain executives, reflecting exceptional performance, to provide additional retention benefits and performance incentives through additional restricted share ownership.

Special restricted share grants were made in December 2006. Two named executive officers received special restricted share grants: Mr. Walton was granted 16,670 shares and Mr. Schreiner was granted 8,330 shares. Special restricted share grants are made under the Plan and vest over five years, in 10%, 15%, 25%, 25% and 25% increments on the second, third, fourth, fifth and sixth January 1 following the date of grant.

The compensation committee has not determined the allocation between cash and restricted share grants for any discretionary bonuses to executive officers for 2007, and has not determined whether any special restricted share grants will be made to executive officers for 2007.

Dividends.    A key component of our executive compensation consists of dividends paid on restricted shares, whether such shares are vested or unvested. Under the Plan, restricted shares pay dividends prior to vesting, and because growing our dividends per share over time is an important goal for us, we believe that payment of dividends on vested and unvested shares aligns the interests of our executives with the interests of our shareholders.

Severance Benefits.    We have entered into employment letters and restricted share grant letters with our executive officers which provide severance benefits to such officers in the circumstances described in greater detail below in the section entitled ‘‘Potential Payments Upon Termination or Change in Control.’’ We believe that these severance and change in control benefits are an essential element of our executive compensation and assist us in recruiting and retaining talented executives.

Other compensation.    All of our executive officers are eligible to participate in our employee benefit plans, including medical, dental, life insurance and 401(k) plans. These plans are available to all employees and do not discriminate in favor of executive officers. Certain of our executive officers were paid relocation bonuses, reimbursed for legal costs associated with negotiating employment letters and/or reimbursed for commuting expenses. We do not view perquisites as a significant element of our comprehensive compensation structure.

Summary Of Compensation

The table below sets forth information regarding 2006 compensation for our named executive officers:

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)	All Other Compensation(1) ($)	Total ($)
Ron Wainshal Chief Executive Officer	2006	200,000	380,000	565,331	583,282	1,728,613
Mark Zeidman Chief Financial Officer	2006	200,000	550,000	1,100,000	379,613	2,229,613
David Walton Chief Operating Officer, General Counsel and Secretary	2006	200,000	305,000	236,774	163,299	905,073
Joseph Schreiner Executive Vice President, Technical	2006	200,000	180,000	667,068	427,552	1,474,620
Kevin Fackrell Chief Risk Officer	2006	160,914	212,590	55,019	32,955	461,478

(1)	The following reported amounts were compensation expense as computed in accordance with FAS 123R for the difference between the fair value of $22 per common share and the purchase price of $10 per common share for each named executive officer: Wainshal-$240,000, Zeidman-$240,000, Walton-$60,000 Schreiner-$180,000 and Fackrell-$18,000. The following reported amounts were tax gross ups related to the purchase of restricted shares below fair value for each named executive officer: Wainshal-$45,304, Zeidman-$45,304, Walton-$11,326 Schreiner-$33,978 and Fackrell-$4,289. The following reported amount was a reimbursement of commuting expenses for Mr Schreiner — $81,123. The following reported amount was tax gross up related to the reimbursement of commuting expenses for Mr. Schreiner — $53,146. The following reported amounts were dividend payments on unvested restricted common shares for each named executive officer: Wainshal-$291,318, Zeidman-$85,313, Walton-$87,649, Schreiner-$72,644 and Fackrell-$10,492.

Grants Of Plan-Based Awards

The following table sets forth information regarding restricted share grants to our named executive officers in 2006 under the Plan:

GRANTS OF PLAN-BASED AWARDS

		All Other Stock Awards:
Name	Grant Date	Number of Shares of Stock or Units (#)		Fair Value at Grant Date ($)
Ron Wainshal	2/2/06	30,000	(1)	660,000	(a)
	4/28/06	20,000	(2)	240,000	(b)
	12/13/06	10,670	(3)	308,256	(c)
Mark Zeidman	2/2/06	100,000	(4)	2,200,000	(a)
	4/28/06	20,000	(2)	240,000	(b)
David Walton	2/2/06	25,000	(5)	550,000	(a)
	4/28/06	5,000	(2)	60,000	(b)
	12/13/06	8,170	(3)	236,032	(c)
	12/13/06	16,670	(6)	481,596	(c)
Joseph Schreiner	2/2/06	60,000	(7)	1,320,000	(a)
	4/28/06	15,000	(2)	180,000	(b)
	12/13/06	4,000	(3)	115,560	(c)
	12/13/06	8,330	(6)	240,654	(c)
Kevin Fackrell	3/15/06	15,000	(8)	330,000	(a)
	4/28/06	1,500	(2)	18,000	(b)
	12/13/06	2,330	(3)	67,314	(c)

(1)	Restricted shares vest in 10%, 15%, 25%, 25% and 25% increments each May 17, commencing with May 17, 2006.

(2)	Fully vested common shares were purchased at $10 per common share.

(3)	Bonus restricted shares vest in one-third increments each January 1, commencing with January 1, 2008.

(4)	Restricted shares vest in 25% increments each March 4, commencing with March 4, 2006. Fair value at grant date was $22 (mid point of the initial public offering).

(5)	Restricted shares vest in 10%, 15%, 25%, 25% and 25% increments each January 1, commencing with January 1, 2006.

(6)	Restricted shares vest in 10%, 15%, 25%, 25% and 25% increments each January 1, commencing with January 1, 2008.

(7)	Restricted shares vest in 50%, 25% and 25% increments each January 1, commencing with January 1, 2007.

(8)	Restricted shares vest in 10%, 15%, 25%, 25% and 25% increments each January 1, commencing with January 1, 2007.

(a)	Fair value at grant date was $22.

(b)	Fair value at grant date was $22. Fair value above purchase price of $10 per share is $12 per share as reflected in the table.

(c)	Fair value at grant date was $28.89.

Amended and Restated Aircastle Limited 2005 Equity Incentive Plan

The purposes of the Plan are to provide additional incentive to selected management employees and directors of, and consultants to, Aircastle or its subsidiaries, to strengthen their commitment, motivate them to faithfully and diligently perform their responsibilities and to attract and retain competent and dedicated persons who are essential to the success of our business and whose efforts will impact in our long-term growth and profitability. To accomplish such purposes, the Plan provides for the issuance of share options, share appreciation rights, restricted shares, deferred shares, performance shares, unrestricted shares and other share-based awards. While we intend to issue restricted shares and other share-based awards in the future to key employees as a recruiting and retention tool, we have not established specific parameters regarding future grants. The following generally describes the terms of the Plan.

Number of Shares.    A total of 4,000,000 common shares was reserved for issuance under the Plan, subject to annual increases of 100,000 common shares each January 1, beginning January 1, 2007 through and including 2016. When section 162(m) of the Code, becomes applicable, the maximum aggregate awards that may be granted during any fiscal year to any individual who is likely to be a ‘‘covered employee’’ as defined under section 162(m) will be 2,500,000 shares.

Administration.    The Plan is administered by the compensation committee, which we also refer to as the plan administrator. The plan administrator may interpret the Plan and may prescribe, amend and rescind rules and make all other determinations necessary or desirable for the administration of the Plan. The Plan permits the plan administrator to select the directors, management employee and consultants who will receive awards, to determine the terms and conditions of those awards, including but not limited to the exercise price, the number of common shares subject to awards, the term of the awards and the vesting schedule applicable to awards, and to amend the terms and conditions of outstanding awards.

Change in Control.    Subject to applicable law, in the event of a change in control (as defined below), certain other corporate transactions, changes in corporate structure, special dividends and similar corporate events, the plan administrator has discretion to cancel outstanding awards (except fully vested restricted shares, deferred shares and performance shares) in exchange for payment in cash or other property. Unless otherwise determined by the plan administrator and evidenced in an award agreement, if a change in control transaction occurs that includes a continuation, assumption or substitution with respect to share options and other awards under the Plan, and a plan participant’s employment is terminated by the employer other than for cause within the 12 months following the change in control, and, in the case of participants who are entitled to receive severance under an employment agreement upon termination by the participant for good reason (as defined in the participant’s employment agreement), upon such a termination for good reason within the 12 months following a change in control, then the participant’s outstanding and unvested options will become fully vested and exercisable as of the date of such termination and the restrictions will lapse (or performance goals will be deemed to be achieved) with respect to the shares covered by any other award. The term ‘‘change in control’’ generally means: (i) any person or entity (other than (a) an affiliate of Fortress or any managing director, general partner, director, limited partner, officer or employee of any such affiliate of Fortress or (b) any investment fund or other entity managed directly or indirectly by Fortress or any general partner, limited partner, managing member or person occupying a similar role of or with respect to any such fund or entity) becoming the beneficial owner of our securities representing 50% or more of our then outstanding voting power; (ii) a change in the majority of the membership of the board of directors without approval of two-thirds of the directors who constituted the board of directors on January 17, 2006, or whose election was previously so approved; (iii) the consummation of an amalgamation or a merger of Aircastle or any subsidiary of ours with any other corporation, other than an amalgamation or merger immediately following which our board of directors immediately prior to the amalgamation or merger constitute at least a majority of the board of directors of the company surviving or continuing after an amalgamation or merger or, if the surviving company is a subsidiary, the ultimate parent; or (iv) our shareholders approve a plan of complete liquidation or dissolution of Aircastle or there is consummated an agreement for the sale or disposition of all or substantially all of our assets, other than (a) a sale of such assets to an entity, at least 50% of the voting power of which is held by our shareholders following the transaction in substantially the same proportions as their ownership of Aircastle immediately prior to the transaction or (b) a sale or disposition of such assets immediately following which our board of directors immediately prior to such sale constitute at least a majority of the board of directors of the entity to which the assets are sold or disposed, or, if that entity is a subsidiary, the ultimate parent thereof.

Rights of Participants.    Participants with restricted shares generally have all of the rights of a shareholder, including the right to vote the shares and the right to receive dividends. Subject to the provisions of the Plan and applicable award agreement, the plan administrator has sole discretion to provide for the lapse of restrictions in installments or the acceleration or waiver of restrictions (in whole or part) under certain circumstances, including, but not limited to, the attainment of certain performance goals, a participant’s termination of employment or service or a participant’s death or disability.

Adjustments.    In the event of a merger, amalgamation, consolidation, reorganization, recapitalization, bonus issue, share dividend or other change in corporate structure affecting the common shares, the plan administrator may, subject to certain limitations, make an equitable substitution or proportionate adjustment in, among other things, the aggregate number of common shares reserved for issuance under the Plan, the kind, number and exercise price subject to outstanding share options and share appreciation rights granted under the Plan, and the kind, number and purchase price of common shares subject to outstanding awards of restricted shares or other share-based awards granted under the Plan. In addition, the plan administrator, in its discretion, may terminate all awards (other than fully vested restricted shares, deferred shares and performance shares) with the payment of cash or in-kind consideration.

Termination.    The Plan provides that our board of directors may amend, alter or terminate the Plan, but no such action may impair the rights of any participant with respect to outstanding awards without the participant’s consent. The plan administrator may amend an award, prospectively or retroactively, but no such amendment may impair the rights of any participant without the participant’s consent. Unless the board of directors determines otherwise, shareholder approval of any such action will be obtained if required to comply with applicable law. The Plan will terminate on January 17, 2016.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END

The following table summarizes the unvested portion of the restricted share grants of our named executive officers under the Plan, as of December 31, 2006:

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

	Stock Awards
Name	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested(1) ($)
Ron Wainshal	262,670	7,748,765
Mark Zeidman	75,000	2,212,500
David Walton	92,340	2,724,030
Joseph Schreiner	72,330	2,133,735
Kevin Fackrell	17,330	511,235

(1)	Valued at a common share price of $29.50, the reported closing price for our common shares on the NYSE on December 29, 2006, the last trading day of 2006.

The following table summarizes the fully vested portion of the restricted share grants of our named executive officers under the Plan, as of December 31, 2006:

STOCK VESTED

	Stock Awards
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Ron Wainshal	28,000	616,000	(1)
	20,000	240,000	(2)
Mark Zeidman	25,000	550,000	(1)
	20,000	240,000	(2)
David Walton	7,500	165,000	(1)
	5,000	60,000	(2)
Joseph Schreiner	15,000	180,000	(2)
Kevin Fackrell	1,500	18,000	(2)

(1)	Fair value at vesting date was $22.

(2)	Fair value at purchase date of vested shares was $22. Fair value above purchase price of $10 per share is $12 per share as reflected in the table.

Pension Benefits

None of our named executive officers participates in or has account balances in qualified or non-qualified defined benefits plans sponsored by us. The compensation committee may elect to adopt qualified or non-qualified defined benefit plans in the future if the compensation committee determines that doing so is in our best interests.

Nonqualified Deferred Compensation

None of our named executive officers participates in or has account balances in non-qualified defined contribution plans or other nonqualified deferred compensation plans maintained by us. The compensation committee may elect to adopt non-qualified defined contribution plans or other nonqualified deferred compensation plans in the future if the compensation committee determines that doing so is in our best interests.

Potential Payments Upon Termination Or Change In Control

The following table and summary set forth potential amounts payable to our named executive officers upon termination of employment or a change in control. The compensation committee may in its discretion revise, amend or add to the benefits if it deems advisable. The table below reflects amounts payable to our named executive officers assuming termination of employment on December 31, 2006, with equity based amounts, valued at a common share price of $29.50, the reported closing price for our common shares on the NYSE on December 29, 2006, the last trading day of 2006:

Circumstances of Termination

Name/Benefit	Voluntary resignation by executive ($)	Termination by us for cause ($)	Termination by us without cause ($)	Termination by us without cause following change in control ($)	Termination by executive for good reason ($)	Normal retirement ($)	Disability ($)	Death ($)
Ron Wainshal
Salary	—	—	$100,000	$100,000	—	—	—	—
Other Lump sum payment	—	—	$200,000	$200,000	—	—	—	—
Vacation	16,667	16,667	16,667	16,667	16,667	16,667	16,667	16,667
Market Value of Accelerated Vesting of Restricted Shares	—	—	3,874,383	7,748,765	3,874,383	—	—	—
Mark Zeidman
Salary	—	—	—	—	—	—	—	—
Other Lump sum payment	—	—	550,000	550,000	—	—	—	—
Vacation	16,667	16,667	16,667	16,667	16,667	16,667	16,667	16,667
Market Value of Accelerated Vesting of Restricted Shares	—	—	737,500	2,212,500	—	—	—	—
David Walton
Salary	—	—	200,000	200,000	—	—	—	—
Other Lump sum payment	—	—	—	—	—	—	—	—
Vacation	16,667	16,667	16,667	16,667	16,667	16,667	16,667	16,667
Market Value of Accelerated Vesting of Restricted Shares	—	—	408,605	2,724,000	—	—	—	—

Name/Benefit	Voluntary resignation by executive ($)	Termination by us for cause ($)	Termination by us without cause ($)	Termination by us without cause following change in control ($)	Termination by executive for good reason ($)	Normal retirement ($)	Disability ($)	Death ($)
Joseph Schreiner
Salary	—	—	—	—	—	—	—	—
Other Lump sum payment	—	—	—	—	—	—	—	—
Vacation	16,667	16,667	16,667	16,667	16,667	16,667	16,667	16,667
Market Value of Accelerated Vesting of Restricted Shares	—	—	948,514	2,133,735	—	—	—	—
Kevin Fackrell
Salary	—	—	—	—	—	—	—	—
Other Lump sum payment	—	—	—	—	—	—	—	—
Vacation	16,667	16,667	16,667	16,667	16,667	16,667	16,667	16,667
Market Value of Accelerated Vesting of Restricted Shares	—	—	69,933	511,235	—	—	—	—

Through our subsidiary, Aircastle Advisor LLC, we have letter agreements with our named executive officers which set forth certain terms and conditions of their employment relating to termination and termination payments. These employment letters provide that each named executive officer is employed ‘‘at will’’ and may be terminated at any time and for whatever reason by either us or him.

Ron Wainshal’s employment letter provides that if we terminate him without ‘‘cause’’ or he terminates his employment for ‘‘good reason’’ (as such terms are defined in the letter), we will pay him an amount equal to one-half of his base salary at the time of the termination plus $200,000. Mr. Wainshal agreed not to compete with us during his employment, and, if we terminate his employment with ‘‘cause’’ or he terminates his employment other than for ‘‘good reason,’’ he must not compete with us for six months after termination as to any aircraft leasing and/or aircraft finance business. Pursuant to Mr. Wainshal’s restricted share agreement, if we terminate his employment without ‘‘cause’’ or he terminates his employment for ‘‘good reason’’, 50% of the restricted shares that are unvested as of the date of termination (if any) will immediately vest, and if such a termination occurs within 12 months following a change in control of the Company (as defined in the Plan), all of the restricted shares that are unvested as of the termination will immediately vest.

Mark Zeidman’s employment letter provided for a guaranteed bonus of $550,000 for 2006, payable in January 2007, and if his employment was terminated by us without ‘‘cause’’ (as defined in the letter agreement) prior to payment of such bonus, he will receive such bonus payment upon termination. Mr. Zeidman agreed not to compete with us during his employment, and, if we terminate his employment with ‘‘cause’’ or he terminates his employment for any reason, he must not compete with us for six months after termination as to any aircraft leasing and/or aircraft finance business. Pursuant to Mr. Zeidman’s restricted share agreement, if we terminate his employment without ‘‘cause’’ (as defined in the Plan), the restricted shares which are due to vest at the next vesting date under the agreement will immediately vest, and if such a termination occurs within 12 months following a change in control of the Company (as defined in the Plan), all of the restricted shares that are unvested as of the termination will immediately vest.

David Walton’s employment letter provides that, if we terminate him without ‘‘cause’’ (as defined in the letter agreement) prior to December 31, 2007, we will pay him an amount equal to his base salary. Mr. Walton agreed not to compete with us during his employment, and, if we terminate his employment with ‘‘cause’’ or he terminates his employment for any reason, he must not compete with us for three months after termination as to any aircraft leasing and/or aircraft finance business. Pursuant to Mr. Walton’s restricted share agreement, if we terminate his employment without ‘‘cause’’ (as defined in the Plan), the restricted shares which are due to vest at the next vesting date under the agreement will immediately vest, and if such a termination occurs within 12 months following a change in control of the Company (as defined in the Plan), all of the restricted shares that are unvested as of the termination will immediately vest.

Joseph Schreiner’s employment letter provides that he will not compete with us during his employment, and, if we terminate his employment with ‘‘cause’’ (as defined in the letter agreement) or he terminates his employment for any reason, he must not compete with us for six months after termination as to any aircraft leasing and/or aircraft finance business. In accordance with the restricted share agreement, if we terminate his employment without ‘‘cause’’ (as defined in the Plan), the restricted shares which are due to vest at the next vesting date under the agreement will immediately vest, and if such a termination occurs within 12 months following a change in control of the Company (as defined in the Plan), all of the restricted shares that are unvested as of the termination will immediately vest.

Kevin Fackrell’s employment letter provides that he will not compete with us during his employment, and, if we terminate his employment with ‘‘cause’’ (as defined in the letter agreement) or he terminates his employment for any reason, he must not compete with us for six months after termination as to any aircraft leasing and/or aircraft finance business. Pursuant to Mr. Fackrell’s restricted share agreement, if we terminate his employment without ‘‘cause’’ (as defined in the Plan), the restricted shares which are due to vest at the next vesting date under the agreement will immediately vest, and if such a termination occurs within 12 months following a change in control of the Company (as defined in the Plan), all of the restricted shares that are unvested as of the termination (if any) will immediately vest.

Compensation Committee Interlocks And Insider Participation

Compensation decisions pertaining to executive officers, during the period prior to the August 2, 2006 appointment of the compensation committee, were made by the chairman of our board of directors, Wesley R. Edens. We have entered into certain transactions with Fortress as described in ‘‘Certain Relationships and Related Party Transactions’’.

Following appointment of the compensation committee, all compensation decisions pertaining to executive officers were made by the compensation committee. No interlocking relationship exists between the compensation committee and the compensation committee of any other company.

Director Compensation

Each of Messrs. Ueberroth, Allen, Hacker, Kukral and Merriman, receive an annual fee of $30,000. In addition, an annual fee of $5,000 is paid to the chairs of each of the audit, compensation and nominating and corporate governance committees.

Fees to independent directors may be paid by issuance of common shares, based on the value of such common shares at the date of issuance, rather than in cash, provided that any such issuance does not prevent such director from being determined to be independent and such shares are granted pursuant to a shareholder-approved plan or the issuance is otherwise exempt from any applicable stock exchange listing requirement. Affiliated directors, however, will not be separately compensated by us. All members of the board of directors will be reimbursed for reasonable costs and expenses incurred in attending meetings of our board of directors.

Except as otherwise provided by the plan administrator of the Amended and Restated Aircastle Limited 2005 Equity Incentive Plan, on the first business day after our annual general meeting of shareholders and each such annual general meeting thereafter during the term of the Amended and Restated Aircastle Limited 2005 Equity Incentive Plan, each of our independent directors who is serving following such annual general meeting will automatically be granted under our Amended and Restated Aircastle Limited 2005 Equity Incentive Plan a number of our common shares having a fair market value of $15,000 as of the date of grant; however, those of our directors who were granted the restricted common shares described below in connection with our initial public offering will not be eligible to receive these automatic annual grants.

Messrs. Ueberroth, Allen, Hacker, Kukral and Merriman also each received a restricted share grant of 13,043 shares under the Plan. These restricted shares will vest in three equal installments on the last day of our fiscal years 2007, 2008 and 2009, provided the director is still serving as of the applicable date.

The table below sets forth certain information concerning the compensation earned in 2006 by our directors.

DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)		All Other Compensation ($)		Total ($)
Wesley R. Edens	—	—		—		—
Joseph P. Adams, Jr.	—	—		—		—
Peter Ueberroth	12,349	36,584	(2)	3,400,000	(1)	3,448,933
Ronald W. Allen	14,408	36,584	(2)	—		50,992
Douglas A. Hacker	12,349	36,584	(2)	—		48,933
John Z. Kukral	14,408	36,584	(2)	—		50,992
Ronald L. Merriman	14,408	36,584	(2)	—		50,992

(1)	On April 28, 2006 we entered into a subscription agreement with a family trust of Mr. Ueberroth under which we sold 200,000 common shares to the trust for aggregate consideration of $1,000,000. Fair value at purchase date was $22. Fair value above purchase price of $5 per share is $17 per share as reflected in the table.

(2)	Director restricted shares vest in one-third increments on the last day of each fiscal year, commencing with December 31, 2007. Fair value at grant date was $23.

Certain Relationships and Related Party Transactions

The following is a summary of material provisions of various transactions we have entered into with our executive officers, directors or 5% or greater shareholders since our formation in October 2004. We believe the terms and conditions set forth in such agreements are reasonable and customary for transactions of this type.

Our Formation/Original Capital Investment

Aircastle was incorporated by Fortress in Bermuda on October 29, 2004 to enter into the aircraft leasing business. Wesley R. Edens, our Chairman of the Board of Directors is a Principal and Chairman of the Management Committee of Fortress Investment Group LLC and Joseph P. Adams, Jr., our Deputy Chairman, is a Managing Director of Fortress Investment Group LLC. On November 19, 2004, AL entered into subscription agreements with the Fortress funds under which AL sold 12,000 of AL’s common shares to such shareholders at a purchase price of $1.00 per share for aggregate consideration of $12,000. The Fortress funds also contributed an additional $100.7 million to AL in 2004 and an additional $299.3 million in 2005 pursuant to our Shareholders Agreement, dated November 24, 2004, and our Amended and Restated Shareholders Agreement dated, June 23, 2005. The Fortress funds committed to contribute up to an additional $100 million of equity to AL pursuant to our Second Amended and Restated Shareholders Agreement, dated January 31, 2006. The Second Amended and Restated Shareholders Agreement provided for an increase in the authorized number of our common shares from 12,000 common shares of $1.00 par value to 100 million common shares of $0.01 par value, and the subdivision of issued and outstanding common shares from 12,000 common shares of $1.00 par value to 40,000,000 common shares of $0.01 par value. On February 8, 2006 the Fortress funds contributed $36.9 million pursuant to the aforementioned commitment in exchange for 3,693,200 of our common shares. On July 21, 2006, we returned $36.9 million to the Fortress funds in exchange for the cancellation of 3,693,200 of our common shares. The $100 million commitment of the Fortress funds terminated upon our initial public offering.

Shareholders Agreement

Upon the completion of our initial public offering, we entered into an Amended and Restated Shareholders Agreement, or the Shareholders Agreement, with Fortress Investment Fund III LP, Fortress Investment Fund III (Fund B) LP, Fortress Investment Fund III (Fund C) LP, Fortress Investment Fund III (Fund D) L.P., Fortress Investment Fund III (Fund E) LP, Fortress Investment Fund III (Coinvestment Fund A) LP, Fortress Investment Fund III (Coinvestment Fund B) LP, Fortress Investment Fund III (Coinvestment Fund C) LP, Fortress Investment Fund III (Coinvestment Fund D) L.P., Drawbridge Special Opportunities Fund LP, Drawbridge Special Opportunities Fund Ltd. and Drawbridge Global Macro Master Fund Ltd., which we refer to, collectively, as the Initial Shareholders. The Shareholders Agreement amended and restated our Second Amended and Restated Shareholders Agreement referred to above.

As discussed further below, the Shareholders Agreement provides certain rights to the Initial Shareholders with respect to the designation of directors for election to our board of directors as well as registration rights for certain of our securities owned by them.

The Shareholders Agreement provides that the Initial Shareholders and their respective affiliates and permitted transferees will vote or cause to be voted all of our voting shares beneficially owned by each and to take all other reasonably necessary action so that no amendment is made to AL’s memorandum of association or bye-laws in effect as of the date of the Shareholders Agreement that would add restrictions to the transferability of our shares by an Initial

Shareholder or its permitted transferee which are beyond those provided for in our memorandum of association, bye-laws, the Shareholders Agreement or applicable securities laws, or that nullify the rights set out in the Shareholders Agreement of any Initial Shareholder or their permitted transferee unless such amendment is approved by such shareholder.

Designation and Election of Directors

The Shareholders Agreement requires that the Initial Shareholders and their respective affiliates and permitted transferees vote or cause to be voted all of our voting shares beneficially owned by each and to take all other reasonably necessary action so as to elect to our board of directors so long as the Initial Shareholders beneficially own (i) more than 50% of the voting power of AL, four directors (or, if the board of directors consists of eight directors, five directors) designated by FIG Advisors LLC, an affiliate of Fortress, which we refer to as FIG Advisors, or such other party designated by Fortress; (ii) between 25% and 50% of the voting power of AL, three directors designated by FIG Advisors; (iii) between 10% and 25% of the voting power of AL, two directors designated by FIG Advisors; and (iv) between 5% and 10% of the voting power of AL, one director designated by FIG Advisors. The Initial Shareholders also agree to vote their shares or otherwise take all necessary action to cause (i) the removal, with or without cause, of any director previously nominated by FIG Advisors upon notice from FIG Advisors of its desire to remove such a director and (ii) in the event a designee of FIG Advisors ceases to serve as a director during his term in office, the filling of such vacancy with an individual designated by FIG Advisors.

In accordance with the Shareholders Agreement, FIG Advisors designated Wesley R. Edens, Joseph P. Adams, Jr., Peter Ueberroth and John L. Kukral for election to our board of directors.

If at any time the number of our directors entitled to be designated by FIG Advisors to the Shareholders Agreement shall decrease, within ten days thereafter, FIG Advisors shall cause the appropriate number of directors to resign and any such vacancy shall be filled by a majority vote of our board of directors.

Registration Rights

Demand Rights.    We have granted to the Initial Shareholders, for so long as such shareholders collectively and beneficially own an amount of our common shares (whether owned at the time of this offering or subsequently acquired) at least equal to 5% or more of our common shares issued and outstanding immediately after the consummation of this offering (a ‘‘Registrable Amount’’), ‘‘demand’’ registration rights that allow them at any time after six months following the consummation of this offering to request that we register under the Securities Act an amount equal to or greater than 5% of our common shares that they own. Each of the Initial Shareholders is entitled to an aggregate of two demand registrations, which can be a shelf registration. We are also not required to effect any demand registration within six months of a ‘‘firm commitment’’ underwritten offering to which the requestor held ‘‘piggyback’’ rights and which included at least 50% of the securities requested by the requestor to be included. We are not obligated to grant a request for a demand registration within four months of any other demand registration, and may refuse a request for demand registration if in our reasonable judgment, it is not feasible for us to proceed with the registration because of the unavailability of audited financial statements.

Piggyback Rights.    For so long as they beneficially own an amount of our common shares at least equal to 1% of our common shares issued and outstanding immediately after the consummation of this offering, the Initial Shareholders also have ‘‘piggyback’’ registration rights that allow them to include the common shares that they own in any public offering of equity securities initiated by us (other than those public offerings pursuant to registration statements on Forms S-4 or S-8) or by any of our other shareholders that have registration rights. The ‘‘piggyback’’ registration rights of these shareholders are subject to proportional cutbacks based on the manner of the offering and the identity of the party initiating such offering.

Shelf Registration.    We have granted each of the Initial Shareholders or any of their respective transferees, for so long as they beneficially own a Registrable Amount, the right to request a shelf registration on Form S-3 providing for offerings of our common shares to be made on a continuous basis until all shares covered by such registration have been sold, subject to our right to suspend the use of the shelf registration prospectuses for a reasonable period of time (not exceeding 60 days in succession or 90 days in the aggregate in any 12 month period) if we determine that certain disclosures required by the shelf registration statements would be detrimental to us or our shareholders. In addition, the Initial Shareholders may elect to participate in such shelf registrations within ten days after notice of the registration is given.

Indemnification; Expenses.    We have agreed to indemnify each of the Initial Shareholders against any losses or damages resulting from any untrue statement or omission of material fact in any registration statement or prospectus pursuant to which they sell our common shares, unless such liability arose from such shareholder’s misstatement or omission, and each such shareholder has agreed to indemnify us against all losses caused by its misstatements or omissions. We will pay all expenses incidental to our performance under the Shareholders Agreement, and the Initial Shareholders will pay their respective portions of all underwriting discounts, commissions and transfer taxes relating to the sale of their common shares under the Shareholders Agreement.

Other Transactions with Fortress

During 2004 and 2005, Fortress provided certain support services to us. These direct operating costs in the amount of approximately $1.1 million in 2004 and $0.3 million in 2005, primarily included payroll and benefit costs, office supplies and professional fees paid to third parties. These expenses were charged to us at cost and are included in selling, general and administrative expenses in our consolidated statement of operations in the year in which such expenses were incurred. As of September 30, 2006, approximately $179,000 remains payable to Fortress.

For the nine months ended September 30, 2006, we paid approximately $958,000 for legal fees related to the establishment and financing activities of related Bermuda companies and approximately $95,000 for Bermuda corporate services related to our Bermuda companies to a law firm and a secretarial services provider, respectively, affiliated with a Bermuda resident director serving on certain subsidiary company boards. The Bermuda director serves as an outside director of these subsidiaries.

Our employees participate in various benefit plans sponsored by Fortress, including a voluntary savings plan (401(k) plan) and other health and benefit plans. See ‘‘Management — Equity Incentive Plans’’. We reimbursed Fortress approximately $0.2 million in 2005 for the cost of our employees’ coverage in the various health and benefit plans. Similarly, we will reimburse Fortress for the matching 401(k) plan contribution, of up to 3% of eligible earnings paid by them on behalf of our employees, when that contribution is actually funded. At September 30, 2006, our estimated contribution was approximately $179,000 and was recorded as an accrued liability.

In addition, in May 2006, two of our operating subsidiaries entered into service agreements to provide certain remarketing, administrative and technical services to a Fortress entity. Aircastle Advisor LLC, and Aircastle Advisor (Ireland) Limited, each an AL subsidiary, provide services to FIT Aero Investments Limited, an affiliate of Fortress which we refer to as FIT Aero, with respect to four aircraft owned by FIT Aero and leased to third parties. Aircastle Advisor LLC’s responsibilities include remarketing the aircraft for lease, invoicing the lessees for expenses and rental payments, reviewing maintenance reserves, reviewing the credit of lessees, arranging for the periodic inspection of the aircraft and securing the return of the aircraft when necessary. Aircastle Advisor (Ireland) Limited’s responsibilities include remarketing the aircraft for lease or sale and certain related technical and other services. The agreements also provide that FIT Aero will pay Aircastle Advisor LLC 3.0% of the collected rentals with respect to leases of the aircraft under service, plus expenses incurred during the service period and Aircastle Advisor (Ireland) Limited 2.5% of the gross sales proceeds of the sale of any of the aircraft under service plus expenses incurred during the service period. As of September 30, 2006, Aircastle Advisor LLC had accrued $153,000 in fees due from FIT Aero. Another Aircastle subsidiary, Aircastle Advisor (Ireland) Limited, provides lease marketing and sales remarketing services and certain related services with respect to the same four aircraft owned by FIT Aero. Both service agreements were effective as of January 1, 2006 and have a term of 24 months, but will continue thereafter unless one party terminates the agreement by providing the other with advance written notice.

We entered into an agreement with an affiliate of Drawbridge Special Opportunities Fund LP, one of our shareholders and an affiliate of Fortress, to purchase an aircraft for $11,063,000. The purchase was completed on August 10, 2006.

Other Transactions

On April 28, 2006, we entered into a subscription agreement with Peter V. Ueberroth and Virginia Ueberroth, as trustees of the Ueberroth Family Trust, which was effective as of May 19, 2006. Pursuant to the subscription agreement, we sold to the Ueberroth Family Trust 200,000 of our common shares for $5 per share, or an aggregate price of $1,000,000. Fair value at the time of grant was $22 per share. No underwriters were involved in this sale of securities.

Douglas A. Hacker, one of our independent directors, served as an Executive Vice President, Strategy of UAL Corporation, the parent company of United Airlines, until May 2006. Mortgage and lease payments from United Airlines provide the primary source of payment under two tranches of an enhanced equipment trust certificate, or EETC, held by us as a debt investment. The two tranches of the EETC have an aggregate principal amount of approximately $92.3 million.

Other Investment Activities of our Principal Shareholders

Fortress and their affiliates and funds engage in a broad spectrum of activities, including investment advisory activities, and have extensive investment activities that are independent from, and may from time to time conflict with ours. Fortress and certain of their affiliates are, or sponsor, advise or act as investment manager to, investment funds, portfolio companies of private equity investment funds and other persons or entities that have investment objectives that may overlap with ours and that may, therefore, compete with us for investment opportunities.

We do not have a separate policy or procedures in place for reviewing or pre-approving transactions with directors, officers or affiliates. However, our Code of Business Conduct and Ethics, or the Code of Conduct, for our employees, officers and directors contains a stated policy with respect to such matters. The Code of Conduct, among other things, requires our executive officers and directors, before engaging in conduct that creates an actual, apparent or potential conflict of interest, to make full disclosure of all related facts and circumstances to our general counsel who will then seek prior approval of such conduct from the audit committee of our board of directors.

Policies and Procedures For Review, Approval or Ratification of Transactions with Related Persons

During 2007, our board of directors is expected to adopt a Policy and Procedures With Respect to Related Person Transactions, which we refer to as our Related Person Policy. Pursuant to the terms of the Related Person Policy, the audit committee of our board of directors must review and approve in advance any related party transaction, other than those that are pre-approved pursuant to pre-approval guidelines or rules that may be established by the audit committee to cover specific categories of transactions, including the guidelines described below. All Related Persons (defined below) are required to report to our legal department any such related person transaction prior to its completion and the legal department will determine whether it should be submitted to the audit committee for consideration.

Our Related Person Policy covers all transactions, arrangements or relationships (or any series of similar transactions, arrangements or relationships) in which the Company (including any of its subsidiaries) was, is or will be a participant and the amount involved exceeds $120,000, and in which any Related Person had, has or will have a direct or indirect material interest.

A ‘‘Related Person’’, as defined in our Related Person Policy, means any person who is, or at any time since the beginning of the Company’s last fiscal year was, a director or executive officer of the Company or a nominee to become a director of the Company; any person who is known to be the beneficial owner of more than 5% of any class of the Company’s voting securities; any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the director, executive officer, nominee or more than 5% beneficial owner, and any person (other than a tenant or employee) sharing the household of such director, executive officer, nominee or more than 5% beneficial owner; and any firm, corporation or other entity in which any of the foregoing persons is employed or is a general partner or principal or in a similar position or in which such person has a 5% or greater beneficial ownership interest.

Principal Shareholders

The following table sets forth the total number of common shares beneficially owned, and the percent so owned, as adjusted to reflect the sale of the shares offered hereby, by (i) each person known by us to be the beneficial owner of more than five percent of our common shares, (ii) each of our directors and named executive officers and (iii) all directors and executive officers as a group.

The percentage of beneficial ownership of our common shares before this offering is based on 51,630,379 common shares issued and outstanding as of January 31, 2007. The percentage of beneficial ownership of our common shares after this offering is based on 65,130,379 common shares issued and outstanding. The table assumes that the underwriters will not exercise their over-allotment option to purchase up to 2,025,000 common shares.

	Amount and Nature of Beneficial Ownership(1)
	Before Offering		After Offering
Name of Beneficial Owner(1)	Number of Shares(2)	Percent(3)	Number of Shares(2)	Percent
Executive Officers and Directors(4)
Wesley R. Edens(5)	40,481,500	78.4%	40,481,500	62.2%
Ron Wainshal	313,170	*	313,170	*
Mark Zeidman	120,000	*	120,000	*
David Walton	105,840	*	105,840	*
Joseph Schreiner	88,863	*	88,863	*
Kevin Fackrell	18,830	*	18,830	*
Joseph P. Adams, Jr.	13,000	*	13,000	*
Peter Ueberroth	213,043	*	213,043	*
Ronald W. Allen	26,643	*	26,643	*
Douglas A. Hacker	35,043	*	35,043	*
John Z. Kukral	103,943	*	103,943	*
Ronald L. Merriman	17,543	*	17,543	*
All directors and executive officers as a group (15 persons)	41,567,445	80.5%	41,567,445	63.8%
5% Shareholders
Fortress Investment Group Holdings LLC(5)	40,375,000	78.2%	40,375,000	62.0%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Common shares subject to options or warrants currently exercisable, or exercisable within 60 days of the date hereof, are deemed outstanding for computing the percentage of the person holding such options or warrants but are not deemed outstanding for computing the percentage of any other person.

(2)	Consists of common shares held, including restricted shares, shares underlying share options exercisable within 60 days and shares underlying warrants exercisable within 60 days.

(3)	Percentage amount assumes the exercise by such persons of all options and warrants exercisable within 60 days to acquire common shares and no exercise of options or warrants by any other person.

(4)	The address of each officer or director listed in the table below is: c/o Aircastle Advisor LLC, 300 First Stamford Place, 5th Floor, Stamford, CT 06902.

(5)	Includes 10,109,187.50 shares held by Fortress Investment Fund III LP (‘‘Fund III’’), 8,643,528.00 shares held by Fortress Investment Fund III (Fund B) LP (‘‘Fund B’’), 1,807,436.60 shares held by Fortress Investment Fund III (Fund C) LP (‘‘Fund C’’), 4,148,448.00 shares held by Fortress Investment Fund III (Fund D) L.P. (‘‘Fund D’’), 291,399.90 shares held by Fortress Investment Fund III (Fund E) LP (‘‘Fund E’’), 850,005.50 shares held by Fortress Investment Fund III (Coinvestment Fund A) LP (‘‘Coinvestment Fund A’’), 1,669,951.90 shares held by Fortress Investment Fund III

*    Less than 1%

(Coinvestment Fund B) LP (‘‘Coinvestment Fund B’’), 430,101.60 shares held by Fortress Investment Fund III (Coinvestment Fund C) LP (‘‘Coinvestment Fund C’’), 2,049,941.00 shares held by Fortress Investment Fund III (Coinvestment Fund D) L.P. (‘‘Coinvestment Fund D’’), 3,983,750.00 shares held by Drawbridge Special Opportunities Fund LP (‘‘Special Opportunities LP’’), 1,291,250 shares held by Drawbridge Special Opportunities Fund Ltd. (‘‘Special Opportunities Ltd.’’), 5,000,000.00 shares held by Drawbridge Global Macro Master Fund Ltd (‘‘Global Macro Master’’), and 100,000.00 shares held by Fortress Partners Fund LP (‘‘FPF’’). Drawbridge Special Opportunities GP LLC (‘‘Special Opportunities GP’’) is the general partner of Special Opportunities LP. Fortress Principal Investment Holdings IV LLC (‘‘FPIH IV’’) is the sole managing member of Special Opportunities GP. Pursuant to management agreements, Drawbridge Special Opportunities Advisors LLC (‘‘Special Opportunities Advisors’’) is the manager of each of Special Opportunities LP and Special Opportunities Ltd. Global Macro Master is wholly-owned by Drawbridge Global Macro Fund LP (‘‘Global Macro LP’’) and Drawbridge Global Macro Fund Ltd. (‘‘Global Macro Ltd.’’). Drawbridge Global Macro GP LLC (‘‘Global Macro GP’’) is the general partner of Global Macro LP. Fortress Operating Entity II (‘‘FOEII’’) is the sole managing member of Global Macro GP. Pursuant to management agreements, Drawbridge Global Macro Advisors LLC (‘‘Global Macro Advisors’’) is the manager of each of Global Macro LP, Global Macro Ltd. and Global Macro Master. Fortress Investment Group LLC (‘‘FIG’’) is the sole managing member of both Special Opportunities Advisors and Global Macro Advisors. Fortress Fund III GP LLC (‘‘FF III GP LLC’’) is the general partner of each of Fund III, Fund B, Fund C, Fund D, Fund E, Coinvestment Fund A, Coinvestment Fund B, Coinvestment Fund C and Coinvestment Fund D (collectively, the ‘‘Fund III Funds’’). FOEII is the sole managing member of Fortress Investment Fund GP (Holdings) LLC which is the sole managing member of FF III GP LLC. Pursuant to a management agreement, FIG is the manager of each of the Fund III Funds. The general partner of FPF is Fortress Partners GP LLC (‘‘FPGP’’). FPIH IV is the managing member of FPGP. FIG and FPIH IV are each 100% owned by Fortress Operating Entity I LP (‘‘FOEI’’). FIG Corp. is the general partner of FOEI and FOEII. FIG Corp. is 100% owned by Fortress Investment Group Holdings LLC (‘‘FIGH’’). By virtue of his voting interests in FIGH, Wesley R. Edens, our Chairman of the board, may be deemed to beneficially own the shares listed as beneficially owned by FIGH, FOEII and FPIH IV. Mr. Edens disclaims beneficial ownership of such shares. The address of FIGH is 1345 Avenue of the Americas, 46th Floor, New York, New York 10105. The address of the other entities listed above is c/o Fortress Investment Group Holdings LLC, 1345 Avenue of the Americas, 46th Floor, New York, New York 10105.

Description of Indebtedness

Amended Credit Facility No. 2

General.    On December 15, 2006, certain indirect subsidiaries of Aircastle entered into an amendment and restatement of a senior secured revolving credit agreement, which we refer to as Amended Credit Facility No. 2, with JPMorgan Chase Bank, N.A., Bear Stearns Corporate Lending Inc., and Citicorp North America Inc. Amended Credit Facility No. 2 previously provided for loans in an aggregate amount of up to $750.0 million, and following the amendment and restatement Amended Credit Facility No. 2 provides for loans in an aggregate amount up to $1.0 billion. On January 22, 2007 we entered into a further amendment pursuant to which loans in an aggregate amount up to $1.25 billion are available under Amended Credit Facility No. 2; provided, that such amount will reduce to $1.0 billion on the earlier of (1) closing of our next securitization or (2) June 30, 2007 (or, if we pay a commitment fee to the lenders, December 31, 2007). Borrowings under Amended Credit Facility No. 2 are used to finance up to 65% of the purchase price of the aircraft secured under the facility; previously the facility could be used to finance up to 85% of the net book value of aircraft. As of January 31, 2007, we had $560.8 million outstanding under this facility. Subject to compliance with customary conditions precedent and to the extent of availability, revolving loans are available at any time prior to the final maturity of Amended Credit Facility No. 2. Subject to certain exceptions, amounts repaid under Amended Credit Facility No. 2 may be reborrowed prior to final maturity, provided that the availability requirements are met and subject to the satisfaction of customary conditions, including the absence of a default and the accuracy of representations and warranties.

Interest Rate.    Borrowings under Amended Credit Facility No. 2 bear interest (a) in the case of loans with an interest rate based on the applicable base rate (the ‘‘ABR’’), the ABR plus an applicable margin or (b) in the case of loans with an interest rate based on the eurodollar rate (the ‘‘EDR’’), the EDR plus an applicable margin. The ABR is determined by reference to the higher of (i) the prime rate of JPMorgan Chase Bank, N.A. and (ii) the federal funds rate plus ½ of 1%. The EDR is determined by reference to one-month LIBOR adjusted by the maximum rate, established by the Board of Governors of the Federal Reserve System, at which reserves are required to be maintained. The applicable margin is 0.25% per annum with respect to ABR borrowings and 1.25% per annum with respect to EDR borrowings. Additionally, we are subject to a 0.125% per annum fee on any unused portion of the total committed facility. We are also required to pay customary agency fees.

Prepayment.    Advances under the credit facility may be prepaid without penalty upon notice, subject to certain conditions. Mandatory prepayments of borrowings under Amended Credit Facility No. 2 are required:

•	upon the sale of certain assets by a borrower, including any aircraft or aircraft engines financed or refinanced with proceeds from Amended Credit Facility No. 2;

•	upon the refinancing of indebtedness under Amended Credit Facility No. 2;

•	if the aggregate principal amount of loans outstanding under Amended Credit Facility No. 2 is greater than 65% of the borrowing base (as defined in Amended Credit Facility No. 2);

•	if the estimated amount of out of pocket costs incurred by a borrower in connection with the acquisition of an aircraft or an aircraft engine financed with proceeds from Amended Credit Facility No. 2 exceed the actual amount of out of pocket costs included in the purchase price of such asset; and

•	upon the occurrence of an event of loss (as defined in Amended Credit Facility No. 2) with respect to an aircraft or aircraft engine financed with proceeds from Amended Credit Facility No. 2.

Maturity Date.    Amended Credit Facility No. 2 matures on December 15, 2008, extended from November 15, 2007 prior to this amendment and restatement.

Guarantors.    All obligations of each borrower under Amended Credit Facility No. 2 are unconditionally guaranteed by each borrowing affiliate (as defined therein), each subsidiary of a beneficiary and the other borrowers under the facility. Guarantees of the obligations of the borrowers under this facility previously issued by Aircastle and certain of its wholly owned subsidiaries were terminated and released as a part of this amendment and restatement.

Collateral.    Borrowings under Amended Credit Facility No. 2 are secured by first priority perfected security interests in and pledges or assignments of equity ownership and beneficial interests in the borrowers and borrowing affiliate (as defined in Amended Credit Facility No. 2), as well as by the borrowers’ interests in leases of assets. Security interests and pledges or assignments of equity ownership of certain wholly-owned subsidiaries of Aircastle and certain affiliates which previously provided security to the lenders under Amended Credit Facility No. 2 were terminated and released as a part of this amendment and restatement.

Certain Covenants.    Amended Credit Facility No. 2 contains a number of covenants that, among other things, restrict, subject to certain exceptions, the ability of the borrowers to:

•	sell assets;

•	incur additional indebtedness;

•	create liens on assets, including assets financed with proceeds from Amended Credit Facility No. 2;

•	make investments, loans, guarantees or advances;

•	make certain acquisitions;

•	agree, under any unrelated agreement, to pledge their assets;

•	engage in amalgamations, mergers or consolidations;

•	engage in certain transactions with affiliates;

•	change the business conducted by the borrowers and their respective subsidiaries;

•	cause, suffer or permit any change of control (as defined in Amended Credit Facility No. 2) or winding up, liquidation, or dissolution;

•	make certain capital expenditures, other than those related to the purchase, maintenance or passenger-to-freighter conversion of assets financed with proceeds from Amended Credit Facility No. 2; and

•	own, operate or lease assets financed with proceeds from Amended Credit Facility No. 2.

Amended Credit Facility No. 2 also requires us to maintain a maximum 65% ratio of (a) the aggregate principal amount of loans outstanding under Amended Credit Facility No. 2 to (b) the sum of the purchase price of each aircraft financed under Amended Credit Facility No. 2 (or, from and after the date which is 12 months following the date a loan is made under Amended Credit Facility No. 2 to finance the acquisition of an aircraft, 95% of the purchase price of such aircraft).

A violation of any of these covenants could result in a default under Amended Credit Facility No. 2, which would result in termination of all commitments and loans under Amended Credit Facility No. 2 and all other amounts owing under Amended Credit Facility No. 2 and other loan documents to become immediately due and payable.

Revolving Credit Facility

General.    On December 15, 2006, Aircastle and certain of its direct and indirect subsidiaries entered into a senior secured revolving credit agreement, which we refer to as the Revolving Credit Facility, with JPMorgan Chase Bank, N.A., Bear Stearns Corporate Lending Inc., and Citicorp North America Inc. The Revolving Credit Facility provides loans to certain direct and indirect subsidiaries of Aircastle for working capital and other general corporate purposes and also provides for the issuance of letters of credit for the account of any borrower. The aggregate amount of borrowings together with the aggregate stated amount of all letters of credit under the Revolving Credit Facility may not exceed $250.0 million. On January 22, 2007, we entered into an amendment pursuant to which loans and letters of credit in an aggregate amount up to $450 million are available under the Revolving Credit Facility; provided, that such amount will reduce to $250 million on the earlier of (1) closing of this offering or (2) March 31, 2007 (or, if we pay a commitment fee to the lenders, December 31, 2007). As of January 31, 2007, we had $75.0 million outstanding under this facility, and in addition, a letter of credit in the amount of $58.1 million is outstanding, reducing our borrowing capacity under this facility. Subject to compliance with customary conditions precedent and to the extent of availability, revolving loans and letters of credit are available at any time prior to the final maturity of the Revolving Credit Facility. Subject to certain exceptions, amounts repaid under the Revolving Credit Facility may be re-borrowed prior to final maturity, provided that the availability requirements are met and subject to the satisfaction of customary conditions, including the absence of a default and the accuracy of representations and warranties.

Interest Rate.    Borrowings under the Revolving Credit Agreement bear interest (a) in the case of loans with an interest rate based on the ABR, the ABR plus an applicable margin or (b) in the case of loans with an interest rate based on the EDR, the EDR plus an applicable margin. The applicable margin is 0.50% per annum with respect to ABR borrowings and 1.50% per annum with respect to EDR borrowings. Additionally, we are subject to a 0.25% per annum fee on any unused portion of the total committed facility, during periods when the average outstanding loans under the Revolving Credit Facility are less than $125.0 million, and 0.125% per annum otherwise. Fees on any outstanding letters of credit will equal 1.625% per annum on the stated amount thereof. We are also required to pay customary agency fees.

Prepayment.    Mandatory prepayment of borrowings under the Revolving Credit Facility is required upon issuance of any capital stock by any borrower or by Aircastle, to the extent of the net proceeds of such issuance. Advances under the Revolving Credit Facility may be prepaid without penalty upon notice, subject to certain conditions. In either case, re-borrowings are permitted subject to availability and to satisfaction of certain conditions precedent.

Maturity Date.    The Revolving Credit Facility matures on December 31, 2007.

Guarantors.    All obligations of each borrower under the Revolving Credit Facility are unconditionally guaranteed by Aircastle, each of Aircastle’s direct subsidiaries and each of the other borrowers under the facility pursuant to a facility guaranty agreement (the ‘‘Guaranty Agreement’’).

Collateral.    Borrowings under the Revolving Credit Facility are secured by first priority perfected security interests in and pledges or assignments of equity ownership and beneficial interests in certain Aircastle direct and indirect subsidiaries, but excluding any borrowers under Amended Credit Facility No. 2 or under our non-recourse financing facilities.

Certain Covenants.    The Revolving Credit Facility contains a number of covenants that, among other things, restrict, subject to certain exceptions, the ability of Aircastle, the borrowers and the guarantors, to:

•	incur additional indebtedness;

•	create liens on assets, including assets financed with proceeds from the Revolving Credit Facility;

•	agree, under any unrelated agreement, to pledge their assets;

•	engage in amalgamations, mergers or consolidations;

•	engage in certain transactions with affiliates;

•	cause, suffer or permit any change of control (as defined in the Revolving Credit Facility) or winding up, liquidation or dissolution;

•	agree, under any unrelated agreement, to pay dividends or make other restricted payments; and

•	pay dividends or make other restricted payments if an event of default shall have occurred and be continuing.

In addition, the Revolving Credit Facility requires us to maintain a minimum consolidated net worth of $550.0 million.

A violation of any of these covenants could result in a default under the Revolving Credit Agreement, which would result in termination of all commitments and loans under the Revolving Credit Agreement and all other amounts owing under the Revolving Credit Agreement and other loan documents to become immediately due and payable.

Credit Facility No. 3

General.    In October 2005, certain of our subsidiaries entered into a senior secured credit facility, which we refer to as Credit Facility No. 3, with Wells Fargo Bank Northwest, National Association, as trustee, and Citibank, N.A., as lender and agent, to finance the acquisition of three aircraft. Credit Facility No. 3 initially provided for a term loan of up to $110.0 million. As of January 31, 2007, $73.3 million was outstanding under Credit Facility No. 3. Effective July 18, 2006, the maximum committed amount under Credit Facility No. 3 was increased by approximately $25.1 million. In August 2006, following the completion of our initial public offering, the facility was reduced by $25.1 million. On January 26, 2007, Credit Facility No. 3 was amended to extend the maturity date from March 31, 2007 to the earlier of September 30, 2007 or the closing of our next securitization financing.

Interest Rate.    Borrowings under Credit Facility No. 3 bear interest (a) in the case of loans with an interest rate based on the ABR plus an applicable margin or (b) in the case of loans with an interest rate based on the eurodollar rate, the eurodollar rate plus an applicable margin. The ABR is determined by reference to the higher of (i) the base rate of Citibank, N.A. and (ii) the federal funds rate plus ½ of 1%. The eurodollar rate is determined by reference to one-month LIBOR adjusted by the maximum rate, established by the Board of Governors of the Federal Reserve System, at which reserves are required to be maintained. The applicable margin is 0.50% with respect to ABR borrowings and 1.50% with respect to eurodollar borrowings. Currently, borrowings under Credit Facility No. 3 bear interest at one-month LIBOR plus 1.50%, which at September 30, 2006 was 6.83% per annum. We are also required to pay customary agency fees.

Prepayment.    Borrowings under the credit facility may be prepaid without penalty upon notice, subject to conditions. Credit Facility No. 3 requires mandatory prepayments of borrowings:

•	upon the sale of certain assets by a borrower, including any aircraft financed with proceeds from the credit facility;

•	upon the sale of all of the beneficial interest or ownership of a borrower;

•	upon an event of loss (as defined in the lease governing the applicable aircraft) with respect to the aircraft financed with proceeds from the credit facility; and

•	of certain amounts from cash accounts that serve as collateral for borrowings under Credit Facility No. 3; and

•	in an amount such that the aggregate amount of borrowings under Credit Facility No. 3 does not exceed the applicable aircraft borrowing base (as defined in Credit Facility No. 3) of eligible aircraft which have not been released from the lien of Credit Facility No. 3.

Maturity Date.    The facility matures on the earlier of September 30, 2007 or the closing of our next securitization financing.

Guarantors.    All obligations of each borrower under Credit Facility No. 3 are unconditionally guaranteed by Aircastle Ireland Holding Limited, Aircastle Ireland No. 2 Limited, any applicable lease intermediaries (as defined in the credit facility) and the other borrowers under Credit Facility No. 3. Also, Aircastle has agreed not to commence a bankruptcy case (directly or indirectly through the borrowers or guarantors) against the borrowers or guarantors under Credit Facility No. 3.

Collateral.    Borrowings under Credit Facility No. 3 are secured by first priority perfected security interests in and pledges or assignments of (i) all of Aircastle Ireland No. 2 Limited’s equity ownership and beneficial interests in the borrowers and related trusts, (ii) any cash, securities or other property declared or distributed in respect of or in exchange for the equity ownership and beneficial interests in the borrowers and related trusts, including any proceeds therefrom, (iii) Aircastle Ireland Holding Limited’s share ownership interest in Aircastle Ireland No. 2 Limited and (iv) the borrowers’ interests in leases of aircraft financed or refinanced with proceeds of the credit facility, in lockbox accounts and in the borrowers’ general bank accounts.

Certain Covenants.    Credit Facility No. 3 contains a number of covenants that, among other things, restrict, subject to certain exceptions, the ability of the borrowers and all of the guarantors (other than Aircastle Ireland Holding Limited) and their respective subsidiaries, to:

•	sell, lease, transfer or otherwise dispose of its assets;

•	incur additional indebtedness;

•	create liens on assets, including assets financed with proceeds from Credit Facility No. 3;

•	make investments, loans, guarantees or advances;

•	make certain acquisitions;

•	incur secured indebtedness;

•	engage in amalgamations, mergers or consolidations;

•	engage in certain transactions with affiliates;

•	change the business conducted by the borrowers and their respective subsidiaries;

•	make certain capital expenditures, other than those related to the purchase or maintenance of assets financed with proceeds from Credit Facility No. 3; and

•	own, operate or lease assets financed with proceeds from Credit Facility No. 3.

Credit Facility No. 3 also contains customary affirmative covenants and events of default.

Securitization

General.    On June 15, 2006, we completed an aircraft lease portfolio securitization. Under the terms of the transaction, a single class of certificates was issued by the ACS 2006-1 Pass Through Trust, or the trust. The proceeds of the sale of the certificates were used by the trust to acquire senior secured notes issued by ACS Bermuda Finance Limited and ACS Ireland Finance Limited, the Bermuda and Irish special purpose entities we formed in May and March, respectively, 2006 and in which we will continue to hold substantially all of the equity interests. ACS Bermuda Finance Limited and ACS Ireland Finance Limited, together with their respective subsidiaries, are referred to herein as the ACS group.

The proceeds of the sale of the notes were used by ACS group entities to acquire, directly or indirectly, a total of 40 aircraft from wholly owned subsidiaries of Aircastle and to pay the expenses relating to the securitization. The aggregate principal amount of the notes sold to the trust was $560 million, and the expenses incurred in connection with the sale of the certificates was equal to approximately $14 million.

Payments on the notes will be passed through to the holders of the certificates. The primary source of payments on the notes are lease payments on the aircraft owned by ACS group entities. ACS Bermuda and ACS Ireland have each unconditionally guaranteed the amounts due under the notes issued by the other.

Financial Guaranty Insurance Company issued a financial guaranty insurance policy to support the payment of interest when due on the certificates and the payment of the outstanding principal balance of the certificates on the final distribution date.

The certificates are rated Aaa and AAA by Moody’s Investor Service and Standard & Poor’s rating services, respectively.

Liquidity.    The ACS group is required to maintain, as of each monthly payment date, unrestricted cash in an amount sufficient to cover its operating expenses over the one month, or in the case of maintenance expenditures, the three months following such payment date. In addition, Calyon, a subsidiary of the Crédit Agricole Group, provides a liquidity facility in the amount of $42 million to the ACS group, which may under certain circumstances be drawn upon to pay expenses of the ACS group, interest rate hedge payments and interest on the notes.

Servicing.    Our wholly-owned subsidiary, Aircastle Advisor LLC, provides lease remarketing services to ACS Bermuda, and Aircastle Advisor (Ireland) Limited provides lease remarketing services to ACS Ireland, and sales remarketing services to the ACS group entitles and each receives a fee equal to 2.0% of the aggregate rentals received in relation to the aircraft it is remarketing and, in the case of Aircastle Advisor (Ireland) Limited, 1.0% of the net sales proceeds of any aircraft sold. Aircastle Advisor LLC also provides administrative services to the ACS group entities and is paid an annual fee equal to 0.5% of the aggregate rentals received each month on the ACS group aircraft.

The remarketing servicers and administrative agency agreements may be terminated in certain circumstances by the ACS group or policy provider in the event of a default by or insolvency of any of them, and in addition the remarketing servicers may be terminated if, among other things, (i) at least 15% of the aircraft of the ACS group remain off-lease for four months or more after having been reasonably available for lease, (ii) our tangible net worth falls below $250 million, (iii) our leverage ratio exceeds 8.5, or (iv) Fortress fails to maintain certain minimum shareholding levels at a time when our net worth is also below certain levels. More particularly, a termination right with respect to the remarketing services will arise if Fortress fails to maintain (i) a 23% ownership interest in Aircastle until the date of the first anniversary of the closing date unless our net worth is at least $500 million, (ii) a 21% ownership interest in Aircastle from the first anniversary up to the second anniversary of the closing date of the offering unless our net worth is at least $500 million, (iii) a 19% ownership interest in Aircastle from the date of the second anniversary up to the third anniversary of the closing date unless our net worth of Aircastle is at least $500 million, (iv) a 17% ownership interest in Aircastle from the third anniversary of the closing date up to the fourth anniversary of the closing date unless our net worth is at least $550 million or (v) a 10% ownership interest in Aircastle from the fourth anniversary up to the fifth anniversary of the closing date unless our net worth is at least $600 million: provided, however, that the foregoing will not be a termination event if Fortress has not sold any shares of Aircastle.

International Lease Finance Corporation acts as the back-up remarketing servicer and will provide remarketing services if the remarketing service agreements terminate prior to repayment of the notes. The back-up remarketing servicer receives a stand-by fee equal to $200,000 per annum, payable monthly in advance. Upon the termination of the remarketing services agreements, the back-up remarketing servicer will receive a monthly rent-based fee paid in arrears equal to the amount of 3.0% of the aggregate rents received on the ACS group aircraft and a sales-based incentive fee with respect to each sale of an aircraft in the amount of 3.0% of the value of the total consideration paid for the aircraft in such sale.

Interest Rate.    The notes bear interest at one-month LIBOR plus 0.27%. We have entered into a series of interest rate hedging contracts intended to hedge the interest rate exposure associated with issuing floating-rate obligations backed by primarily fixed-rate lease assets. These contracts, together with the guarantee premium, the spread referenced above and other costs of trust administration, result in a fixed rate cost of 6.6% per annum, before the amortization of issuance fees and expenses.

Payment Terms.    The interest and principal payments on the notes are due on a monthly basis. The scheduled payments of principal have been calculated such that the principal balance of the notes is equal to 54.8% of the Initial Appraised Value of the aircraft, as such Initial Appraised Value is decreased over time by an assumed amount of depreciation. During the first five years of the transaction, subject to compliance with the debt service coverage ratio test in years four and five, all cash flows attributable to the underlying aircraft after payment of expenses, interest and scheduled principal payments, or excess securitization cash flows, will be available for distribution to us. We intend to use the excess securitization cash flow to pay dividends and to make additional investments. We expect to refinance the notes on or prior to June 2011. In the event that the notes are not repaid on or prior to June 2011, the excess securitization cash flow will be used to repay the principal amount of the notes and will not be available to us to pay dividends to our shareholders or otherwise. If during year four or five of the transaction, the debt service coverage ratio test fails on two consecutive payment dates, the excess securitization cash flow will be used to repay the principal amount of the notes and will not be available to us to pay dividends to our shareholders. The debt service coverage ratio test will fail to the extent that the trailing six month debt service coverage ratio is less than 1.7:1.

If the notes are voluntary redeemed, other than in certain limited circumstances, the redemption price will be 103% of the then outstanding principal balance of the notes, if the redemption occurs in the first ten months following the closing of the securitization. The redemption price reduces to 102% during the period between 11 and 20 months following closing, and to 101% in the period between 21 and 30 months following closing, and 100% thereafter. A redemption premium would also be payable to the financial guaranty insurance policy issuer in the event of a voluntary redemption prior to the third anniversary of the closing date, and the financial guaranty insurance policy issuer’s monthly premium will increase if the certificates are not fully repaid within 72 months of the closing date.

Maturity Date.    The final maturity date will be June 15, 2031. We intend to refinance the certificates on or before June 2011.

Collateral.    The property of the trust includes the notes and rights under the financial guaranty insurance policy. The notes are secured by first priority perfected security interests in and pledges or assignments of equity ownership and beneficial interests in certain ACS Bermuda and ACS Ireland entities, as well as by their interests in leases of the aircraft they own, by cash held by or for them and by their rights under agreements with the service providers. Rentals and reserves paid under leases of the ACS Bermuda and ACS Ireland aircraft will be placed in collection accounts and paid out according to a priority of payments.

Default and Remedies.    ACS Bermuda and ACS Ireland will be in default under the transaction documents in the event, among other things, interest on the notes or principal due at final maturity is not paid, certain other covenants are not complied with and noncompliance materially adversely affects the noteholder, any significant ACS group member becomes the subject of insolvency proceedings or a judgment for the payment of money exceeding five percent of the then assumed portfolio value is entered and remains unstayed for a period of time. Following any such default and acceleration of the notes by the controlling party, the security trustee may exercise such remedies in relation to the collateral as may be available to it under applicable law, including the sale of any of the aircraft at public or private sale and on such terms as it may determine to be commercially reasonable. After the occurrence of certain bankruptcy and insolvency related events of default, or any acceleration of the notes after the occurrence of any event of default, all cash generated by the ACS group will be used to prepay the notes and will not be available to us to make distributions to our shareholders.

Certain Covenants.    The remarketing service providers and administrative agent each have broad authority, within its internal operating guidelines, to manage the ACS group aircraft without requiring any consent or approval from the security trustee, rating agencies or the financial guaranty insurance policy issuer consent; however, certain transactions will require the consent or approval of one or more of the foregoing parties, including (i) sales of aircraft (a) for prices below 107% of the then-applicable note balance for such aircraft or (b) in any calendar year, in amounts in excess of 10% of the assumed portfolio value at the beginning of that year, (ii) re-leasing aircraft to the extent not in compliance with the lessee and geographic concentration limits, and the other operating covenants, in the transaction documents, (iii) modifying an aircraft if the cost thereof would exceed 105% of the cost of a heavy airframe check and an engine overhaul or (iv) enter into any transaction between Aircastle and the ACS group entities not already contemplated by the transaction documents. The lessee and geographic concentration limits will require us to re-lease the aircraft to an obligor- and jurisdictional-diverse set of customers, and may place limits on our ability (absent a third-party consent) to re-lease ACS group aircraft to certain customers at certain times, even if to do so would provide the best risk-adjusted cash flow and would be within any Aircastle group risk policies then in effect.

ACS Bermuda and ACS Ireland (and their subsidiaries) will not be permitted to acquire any aircraft other than the initial 40 aircraft subject to the securitization unless certain conditions are satisfied, including that the acquisition does not result in an event of default under the transaction documents, does not result in a default under the applicable concentration limits and, if the acquisition is of a remaining or substitute aircraft for the initial 40 aircraft or, if not, is made by means of the issuance of additional securities (other than certain equity securities of ACS Ireland), ACS Ireland or ACS Bermuda as applicable obtains prior written consent of each of the policy provider and Calyon and a confirmation from the rating agencies rating the certificates that they will not lower, qualify or withdraw their ratings on the certificates as a result of the acquisition.

Under the transaction documents, there are certain restrictions on the ability of the ACS group to make certain capital expenditures outside of the ordinary course of business. However, subject to certain restrictions, the ACS group will be permitted to convert aircraft from passenger to freighter and/or mixed use configurations and fund such conversions by using cash paid into an aircraft conversion account held by the security trustee. The aircraft conversion account will hold amounts accumulated in lieu of cash used to make what would otherwise constitute minimum principal payments and cash which would otherwise be made available for distribution to the Aircastle equity interest holders. Aircraft conversions funded by aircraft conversion account would be permitted only if certain conditions are met and, if more than three narrow-body aircraft are to be converted in the aggregate or for any conversion after the fifth anniversary of the closing or after the trailing six-month debt service coverage ratio failed to be met on two consecutive monthly payment dates, with rating agency confirmation and financial guaranty insurance policy issuer consent. After payment in full of any aircraft conversion or if a planned conversion is not undertaken, the balance of the amounts originally deposited in the aircraft conversion account for such aircraft conversion will be transferred to the collections account for application in accordance with the agreed priority of payments.

The transaction documents contain other operating covenants applicable to the ACS group entities, including covenants that restrict the investment and business activities of the ACS group, limit the amount of debt that can be assumed by the ACS group entities and the payments they may make outside the payment priority provisions of the transaction documents, restrict their ability to grant liens, and limit their ability to merge, amalgamate, consolidate or transfer assets.

Description of Share Capital

The following description of our share capital summarizes material provisions of our memorandum of association and our bye-laws, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part. Prospective investors are urged to read the exhibits for a complete understanding of our memorandum of association and bye-laws.

Share Capital

As of the date of this prospectus, our authorized share capital consists of 250,000,000 common shares, par value U.S. $0.01 each and 50,000,000 preference shares, par value U.S. $0.01. Upon completion of this offering, there will be 65,130,379 common shares issued and outstanding (assuming no exercise of the underwriters’ over-allotment option), excluding an additional 2,950,698 common shares which remain available for grant under our equity and incentive plan, and no preference shares issued and outstanding. All of our issued and outstanding common shares prior to completion of this offering are fully paid, and all of our shares to be issued in this offering will be issued fully paid. Our bye-laws permit us to issue shares that are not fully paid, subject to the right of our board of directors to make calls for unpaid amounts.

Pursuant to our bye-laws, subject to any resolution of the shareholders to the contrary, our board of directors is authorized to issue any of our authorized but unissued shares. There are no limitations on the right of non-Bermudians or non-residents of Bermuda to hold or vote our shares.

Common Shares

Holders of common shares have no pre-emptive, redemption, conversion or sinking fund rights. Holders of common shares are entitled to one vote per share on all matters submitted to a vote of holders of common shares. Unless a different majority is required by law or by our bye-laws, resolutions to be approved by holders of common shares require approval by a simple majority of votes cast at a meeting at which a quorum is present. Our bye-laws provide that persons standing for election as directors at a duly constituted and quorate annual general meeting are elected by our shareholders by a plurality of the votes cast on the resolution. There is no cumulative voting in the election of our directors. In the event of our liquidation, dissolution or winding up, the holders of common shares are entitled to share equally and ratably in our assets, if any, remaining after the payment of all of our debts and liabilities, subject to any liquidation preference on any issued and outstanding preference shares. Our common shares are listed on the New York Stock Exchange under the symbol ‘‘AYR’’.

Preference Shares

Pursuant to Bermuda law and our bye-laws, our board of directors by resolution may establish one or more series of preference shares having such number of shares, designations, dividend rates, relative voting rights, conversion or exchange rights, redemption rights, liquidation rights and other relative participation, optional or other powers, preferences and rights, qualifications, limitations or restrictions as may be fixed by the board without any further shareholder approval. The rights with respect to a series of preference shares may be greater than the rights attached to our common shares. It is not possible to state the actual effect of the issuance of any preference shares on the rights of holders of our common shares until our board of directors determines the specific rights attached to that preference share. The effect of issuing preference shares could include one or more of the following:

•	restricting dividends in respect of our common shares;

•	diluting the voting power of our common shares or providing that holders of preference shares have the right to vote on matters as a class;

•	impairing the liquidation rights of our common shares; or

•	delaying or preventing a change of control of Aircastle.

Dividend Rights

Under Bermuda law, a company’s board of directors may declare and pay dividends from time to time unless there are reasonable grounds for believing that the company is, or would after the payment be, unable to pay its liabilities as they become due or that the realizable value of its assets would thereby be less than the aggregate of its liabilities and issued share capital and share premium accounts. Under our bye-laws, each common share is entitled to dividends if, as and when dividends are declared by our board of directors, subject to any preferred dividend right of the holders of any preference shares. There are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to U.S. residents who are holders of our common shares.

Variation of Rights

If at any time we have more than one class of shares, the rights attaching to any class, unless otherwise provided for by the terms of issue of the relevant class, may be varied either: (i) with the consent in writing of the holders of 50% of the issued shares of that class; or (ii) with the sanction of a resolution passed by a majority of the votes cast at a general meeting of the relevant class of shareholders at which a quorum consisting of at least two persons holding or representing two-thirds of the issued shares of the relevant class is present. Our bye-laws specify that the creation or issue of shares ranking equally with existing shares will not, unless expressly provided by the terms of issue of existing shares, vary the rights attached to existing shares. In addition, the creation or issue of preference shares ranking prior to common shares will not be deemed to vary the rights attached to common shares or, subject to the terms of any other series of preference shares, to vary the rights attached to any other series of preference shares.

Election and Removal of Directors

Our bye-laws provide that our board shall consist of not less than three and not more than eight directors as the board may from time to time determine. Our board of directors currently consists of seven directors. Our board is divided into three classes that are, as nearly as possible, of equal size. Each class of directors is elected for a three-year term of office, but the terms are staggered so that the term of only one class of directors expires at each annual general meeting. The current terms of the Class I, Class II and Class III directors will expire in 2007, 2008, and 2009, respectively.

Any shareholder wishing to propose for election as a director someone who is not an existing director or is not proposed by our board must give notice of the intention to propose the person for election. Where a person is to be proposed for election as a director at an annual general meeting by a shareholder, that notice must be given not less than 90 days nor more than 120 days before the anniversary of the last annual general meeting prior to the giving of the notice or, in the event the annual general meeting is called for a date that is not 25 days before or after such anniversary, the notice must be given not later than ten days following the earlier of the date on which notice of the annual general meeting was posted to shareholders or the date on which public disclosure of the date of the annual general meeting was made. Where a director is to be elected at a special general meeting, that notice must be given not later than 10 days following the earlier of the date on which notice of the special general meeting was mailed to shareholders or the date on which public disclosure of the date of the special general meeting was made.

A director may be removed with or without cause by a resolution of our shareholders, including the affirmative votes of at least 80.0% of all votes attaching to all shares in issue entitling the holder to vote on such resolution, provided that notice of the shareholders meeting convened to remove the director is given to the director. The notice must contain a statement of the intention to remove the director and must be served on the director not less than 14 days before the meeting. The director is entitled to attend the meeting and be heard on the motion for his removal.

Corporate Opportunity

Our bye-laws provide that the Fortress funds, and their respective subsidiaries and affiliates (collectively, the ‘‘Significant Shareholders’’) have the right to, and have no duty to abstain from, exercising such right to, engage or invest in the same or similar business as us, do business with any of our clients, customers or vendors or employ or otherwise engage any of our officers, directors or employees. If the Significant Shareholders or any of their officers, directors or employees acquire knowledge of a potential transaction that could be a corporate opportunity, they have no duty to offer such corporate opportunity to us, our shareholders or affiliates.

Our bye-laws also provide that, in the event that any of our directors and officers who is also a director, officer or employee of any of our Significant Shareholders acquires knowledge of a corporate opportunity or is offered a corporate opportunity, provided that this knowledge was not acquired solely in such person’s capacity as our director or officer and such person acted in good faith, then such person is not liable to us if any of the Significant Shareholders pursues or acquires such corporate opportunity or if such person did not present the corporate opportunity to us.

Acquisition of Common Shares by Aircastle and Option to Require Sale of Shares

Our bye-laws provide that we have the option, but not the obligation, to require a shareholder that is not a U.S. citizen or a qualified resident of the U.S. or of the other contracting state of the applicable tax treaty with the U.S. (as determined for purposes of the relevant provision of the limitation on benefits article of such treaty) owning more than 5% of our issued and outstanding common shares to sell its common shares for their fair market value to us, to other shareholders or to third parties if we determine that failure to exercise our option would result in adverse tax consequences to us or any of our subsidiaries. Our right to require a shareholder to sell its shares will be limited to the purchase of a number of shares that our directors, in the reasonable exercise of their discretion, determine is necessary to permit avoidance of those adverse tax consequences.

Shareholders Agreement

For a description of the Shareholders Agreement that we entered into with the Fortress funds upon the completion of our initial public offering, see ‘‘Certain Relationships and Related Party Transactions — Shareholders Agreement.’’

Anti-Takeover Provisions

The following is a summary of certain provisions of our bye-laws that may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a shareholder might consider to be in its best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders.

The authorized but unissued common shares and our preference shares will be available for future issuance by the board of directors, subject to any resolutions of the shareholders. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued common shares and preference shares could render more difficult or discourage an attempt to obtain control over us by means of a proxy contest, tender offer, amalgamation or otherwise.

Certain provisions of our bye-laws may make a change in control of Aircastle more difficult to effect. Our bye-laws provide for a staggered board of directors consisting of three classes of directors. Each class of directors are chosen for three-year terms upon the expiration of their current terms and each year one class of our directors is elected for a three-year term of office by our shareholders. The terms of the directors in the first, second and third classes will expire in 2007, 2008 and 2009, respectively. We believe that classification of our board of directors will help to assure the continuity and stability of our business strategies and policies as determined by our board of directors. The classified board could have the effect of making the replacement of incumbent directors more time consuming and difficult. At least two annual meetings of shareholders, instead of one, will generally be required to effect a change in a majority of our board of directors. Thus, the classified board could increase the likelihood that incumbent directors will retain their positions. The staggered terms of directors may delay, defer or prevent a tender offer or an attempt to change control of us, even though a tender offer or change in control might be in the best interest of our shareholders. Our bye-laws provide that persons standing for election as directors at a duly constituted and quorate annual general meeting are elected by our shareholders by a plurality of the votes cast on the resolution. In addition, our bye-laws provide that directors may be removed with or without cause by a resolution of our shareholders, including the affirmative votes of at least 80.0% of all votes attaching to all shares in issue entitling the holder to vote on such resolution. Our bye-laws also give us the option, but not the obligation, to require a shareholder that is not a U.S. citizen or a qualified resident of the U.S. or of the other contracting state of the applicable tax treaty with the U.S. (as determined for purposes of the relevant provision of the limitation on benefits article of such treaty) owning more than 5% of our issued and outstanding common shares to sell the shareholder’s common shares to us, to another shareholder or to third parties at fair market value if we determine that failure to exercise such option would result in adverse tax consequences to us or any of our subsidiaries.

Pursuant to our bye-laws, our preference shares may be issued from time to time, and the board of directors is authorized to determine the rights, preferences, powers, qualifications, limitations and restrictions. See ‘‘ — Preference Shares.’’

Certain Provisions of Bermuda Law

We have been designated by the Bermuda Monetary Authority as a non-resident for Bermuda exchange control purposes. This designation allows us to engage in transactions in currencies other than the Bermuda dollar, and there are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to United States residents who are holders of our common shares.

The Bermuda Monetary Authority has given its consent for the issue and free transferability of all of the common shares that are the subject of this offering to and between non-residents of Bermuda for exchange control purposes, provided our shares remain listed on an appointed stock exchange, which includes the New York Stock Exchange. Approvals or permissions given by the Bermuda Monetary Authority do not constitute a guarantee by the Bermuda Monetary Authority as to our performance or our creditworthiness. Accordingly, in giving such consent or permissions, the Bermuda Monetary Authority shall not be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed in this prospectus. Certain issues and transfers of common shares involving persons deemed resident in Bermuda for exchange control purposes may require the specific consent of the Bermuda Monetary Authority.

This prospectus will be filed with the Registrar of Companies in Bermuda pursuant to Part III of the Companies Act 1981 of Bermuda. In accepting this prospectus for filing, the Registrar of Companies in Bermuda shall not be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed in this prospectus.

In accordance with Bermuda law, share certificates are only issued in the names of companies, partnerships or individuals. In the case of a shareholder acting in a special capacity (for example as a trustee), certificates may, at the request of the shareholder, record the capacity in which the shareholder is acting. Notwithstanding such recording of any special capacity, we are not bound to investigate or see to the execution of any such trust. We will take no notice of any trust applicable to any of our shares, whether or not we have been notified of such trust.

Differences in Corporate Law

You should be aware that the Companies Act 1981 of Bermuda (the ‘‘Companies Act’’), which applies to us, differs in certain material respects from laws generally applicable to Delaware corporations and their shareholders. In order to highlight these differences, set forth below is a summary of material provisions of the Companies Act (including modifications adopted pursuant to our bye-laws) and Bermuda common law applicable to us which differ in certain respects from provisions of the General Corporation Law of the State of Delaware.

Duties of Directors.    The Companies Act authorizes the directors of a company, subject to its bye-laws, to exercise all powers of the company except those that are required by the Companies Act or the company’s bye-laws to be exercised by the shareholders of the company. Our bye-laws provide that our business is to be managed and conducted by our board of directors. At common law, members of a board of directors owe a fiduciary duty to the company to act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. This duty includes the following essential elements:

•	a duty to act in good faith in the best interests of the company;

•	a duty not to make a personal profit from opportunities that arise from the office of director;

•	a duty to avoid conflicts of interest; and

•	a duty to exercise powers for the purpose for which such powers were intended.

The Companies Act imposes a duty on directors and officers of a Bermuda company:

•	to act honestly and in good faith with a view to the best interests of the company; and

•	to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

In addition, the Companies Act imposes various duties on directors and officers of a company with respect to certain matters of management and administration of the company.

Directors and officers generally owe fiduciary duties to the company, and not to the company’s individual shareholders. Our shareholders may not have a direct cause of action against our directors.

Under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its shareholders. The duty of care requires that directors act in an informed and deliberative manner and inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of care also requires that directors exercise care in overseeing and investigating the conduct of corporate employees. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest, and in a manner which the director reasonably believes to be in the best interests of the shareholders.

Delaware law provides that a party challenging the propriety of a decision of a board of directors bears the burden of rebutting the applicability of the presumptions afforded to directors by the ‘‘business judgment rule.’’ The business judgment rule is a presumption that in making a business decision, directors acted on an informed basis and that the action taken was in the best interests of the Company and its shareholders, and accordingly, unless the presumption is rebutted, a board’s decision will be upheld unless there can be no rational business purpose for the action or the action constitutes corporate waste. If the presumption is not rebutted, the business judgment rule attaches to protect the directors and their decisions, and their business judgments will not be second guessed. Where, however, the presumption is rebutted, the directors bear the burden of demonstrating the entire fairness of the relevant transaction. Notwithstanding the foregoing, Delaware courts may subject directors’ conduct to enhanced scrutiny in respect of defensive actions taken in response to a threat to corporate control or the approval of a transaction resulting in a sale of control of the corporation.

Interested Directors.    Bermuda law and our bye-laws provide that if a director has an interest in a material transaction or proposed material transaction with us or any of our subsidiaries or has a material interest in any person that is a party to such a transaction, the director must disclose the nature of that interest at the first opportunity either at a meeting of directors or in writing to the directors. Our bye-laws provide that, after a director has made such a declaration of interest, he is allowed to be counted for purposes of determining whether a quorum is present and to vote on a transaction in which he has an interest, unless disqualified from doing so by the chairman of the relevant board meeting. Under Delaware law, such transaction would not be voidable if (i) the material facts as to such interested director’s relationship or interests are disclosed or are known to the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, (ii) such material facts are disclosed or are known to the shareholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the majority of shares entitled to vote thereon or (iii) the transaction is fair as to the Company as of the time it is authorized, approved or ratified. Under Delaware law, such interested director could be held liable for a transaction in which such director derived an improper personal benefit.

Voting Rights and Quorum Requirements.    Under Bermuda law, the voting rights of our shareholders are regulated by our bye-laws and, in certain circumstances, the Companies Act. Under our bye-laws, at any general meeting, two or more persons present in person at the start of the meeting and representing in person or by proxy more than 50% of all votes attaching to all shares in issue entitling the holder to vote at the meeting, shall constitute a quorum for the transaction of business. Generally, except as otherwise provided in the bye-laws, or the

Companies Act, any action or resolution requiring approval of the shareholders may be passed by a simple majority of votes cast except for the election of directors which requires only a plurality of the votes cast.

Any individual who is a shareholder of the company and who is present at a meeting may vote in person, as may any corporate shareholder that is represented by a duly authorized representative at a meeting of shareholders. Our bye-laws also permit attendance at general meetings by proxy, provided the instrument appointing the proxy is in the form specified in the bye-laws or such other form as the board may determine. Under our bye-laws, each holder of common shares is entitled to one vote per common share held.

Under Delaware law, unless otherwise provided in the company’s certificate of incorporation, each stockholder is entitled to one vote for each share of stock held by the stockholder. Delaware law provides that unless otherwise provided in a company’s certificate of incorporation or bylaws, a majority of the shares entitled to vote, present in person or represented by proxy, constitutes a quorum at a meeting of stockholders. In matters other than the election of directors, with the exception of special voting requirements related to extraordinary transactions, and unless otherwise provided in a company’s certificate of incorporation or bylaws, the affirmative vote of a majority of shares present in person or represented by proxy at the meeting entitled to vote is required for stockholder action, and the affirmative vote of a plurality of shares is required for the election of directors.

Dividends.    Under Bermuda law, a company may not declare or pay dividends if there are reasonable grounds for believing that: (i) the company is, or would after the payment be, unable to pay its liabilities as they become due; or (ii) that the realizable value of its assets would thereby be less than the aggregate of its liabilities, its issued share capital (par value) and its share premium accounts (share premium being the amount of consideration paid for the subscription of shares in excess of the par value of those shares). As a result, in future years, if the realizable value of a company’s assets decreases, its ability to make or maintain dividend payments may depend upon its shareholders’ approval of resolutions reducing the share premium account by transferring funds to the contributed surplus account. Under our bye-laws, each common share is entitled to dividends if, as and when dividends are declared by our board of directors, subject to any preferred dividend right of the holders of any preference shares. Issued share capital is the aggregate par value of the company’s issued shares, and share premium is the aggregate amount paid for issued shares over and above their par value. Share premium accounts may be reduced in certain limited circumstances.

Under Delaware law, subject to any restrictions contained in the company’s certificate of incorporation, a company may pay dividends out of surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. Delaware law also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

Amalgamations, Mergers and Similar Arrangements.    The amalgamation of a Bermuda company with another company or corporation (other than certain affiliated companies) requires the amalgamation agreement to be approved by the company’s board of directors and by its shareholders. Unless the company’s bye-laws provide otherwise, the approval of 75% of the shareholders voting at such meeting is required to approve the amalgamation agreement, and the quorum for such meeting must be two persons holding or representing more than one-third of the issued shares of the company. Our bye-laws provide that a merger or an amalgamation (other than with certain affiliated companies) that has been approved by the board must only be approved by a majority of the votes cast at a general meeting of the shareholders at which the quorum shall be two or more persons present in person at the start of the meeting and representing in person or by proxy more than 50% of all votes attaching to all shares in issue entitling the holder to vote at the meeting. Any merger or amalgamation not approved by our board must be approved by a shareholders resolution, including the affirmative vote of at least 66% of all votes attaching to all shares in issue entitling the holder to vote on such matter.

Under Bermuda law, in the event of an amalgamation of a Bermuda company with another company or corporation, a shareholder of the Bermuda company who did not vote in favor of the amalgamation and is not satisfied that fair value has been offered for such shareholder’s shares may, within one month of notice of the shareholders meeting, apply to the Supreme Court of Bermuda to appraise the fair value of those shares.

Under Delaware law, with certain exceptions, a merger, consolidation or sale of all or substantially all the assets of a corporation must be approved by the board of directors and a majority of the issued and outstanding shares entitled to vote thereon. Under Delaware law, a shareholder of a corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which such shareholder may receive cash in the amount of the fair value of the shares held by such shareholder (as determined by a court) in lieu of the consideration such shareholder would otherwise receive in the transaction.

Takeovers.    An acquiring party is generally able to acquire compulsorily the common shares of minority holders in the following ways:

•	By a procedure under the Companies Act known as a ‘‘scheme of arrangement’’. A scheme of arrangement could be effected by obtaining the agreement of the company and of holders of common shares, representing in the aggregate a majority in number and at least 75% in value of the common shareholders present and voting at a court ordered meeting held to consider the scheme of arrangement. The scheme of arrangement must then be sanctioned by the Bermuda Supreme Court. If a scheme of arrangement receives all necessary agreements and sanctions, upon the filing of the court order with the Registrar of Companies in Bermuda, all holders of common shares could be compelled to sell their shares under the terms of the scheme or arrangement.

•	If the acquiring party is a company by acquiring pursuant to a tender offer 90% of the shares or class of shares not already owned by, or by a nominee for, the acquiring party (the offeror), or any of its subsidiaries. If an offeror has, within four months after the making of an offer for all the shares or class of shares not owned by, or by a nominee for, the offeror, or any of its subsidiaries, obtained the approval of the holders of 90% or more of all the shares to which the offer relates, the offeror may, at any time within two months beginning with the date on which the approval was obtained, require by notice any nontendering shareholder to transfer its shares on the same terms as the original offer. In those circumstances, nontendering shareholders will be compelled to sell their shares unless the Supreme Court of Bermuda (on application made within a one-month period from the date of the offeror’s notice of its intention to acquire such shares) orders otherwise.

•	Where the acquiring party or parties holds not less than 95% of the shares or a class of shares of a company, such holder(s) may, pursuant to a notice given to the remaining shareholders or class of shareholders, acquire the shares of such remaining shareholders or class of shareholders. When this notice is given, the acquiring party is entitled and bound to acquire the shares of the remaining shareholders on the terms set out in the notice, unless a remaining shareholder, within one month of receiving such notice, applies to the Supreme Court of Bermuda for an appraisal of the value of their shares. This provision only applies where the acquiring party offers the same terms to all holders of shares whose shares are being acquired.

Delaware law provides that a parent corporation, by resolution of its board of directors and without any shareholder vote, may merge with any subsidiary of which it owns at least 90% of each class of its capital stock. Upon any such merger, dissenting shareholders of the subsidiary would have appraisal rights.

Shareholders’ Suits.    Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company’s memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.

When the affairs of a company are being conducted in a manner which is oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Supreme Court of Bermuda, which may make such order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company.

Our bye-laws contain a provision by virtue of which our shareholders waive any claim or right of action that they have, both individually and on our behalf, against any director or officer in relation to any action or failure to take action by such director or officer, except in respect of any fraud or dishonesty of such director or officer. We have been advised by the Securities and Exchange Commission that in their opinion, the operation of this provision as a waiver of the right to sue for violations of federal securities laws would likely be unenforceable in U.S. courts.

Class actions and derivative actions generally are available to shareholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court generally has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.

Indemnification of Directors and Officers.    Section 98 of the Companies Act provides generally that a Bermuda company may indemnify its directors and officers against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director or officer may be guilty in relation to the company. Section 98 provides that a Bermuda company may indemnify its directors and officers against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to section 281 of the Companies Act. Section 98 of the Companies Act further provides that a company may advance moneys to an officer for the costs, charges and expenses incurred by the officer in defending any civil or criminal proceedings against them, on condition that the officer shall repay the advance if any allegation of fraud or dishonesty is proved against them.

We have adopted provisions in our bye-laws that provide that we shall indemnify our officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty. Our bye-laws provide that the shareholders waive all claims or rights of action that they might have, individually or in right of the company, against any of the company’s directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except in respect of any fraud or dishonesty of such director or officer. Section 98A of the Companies Act permits us to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not we may otherwise indemnify such officer or director. We have purchased and maintain a directors’ and officers’ liability policy for such a purpose.

Under Delaware law, a corporation may indemnify a director or officer of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in defense of an action, suit or proceeding by reason of such position if (i) such director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and (ii) with respect to any criminal action or proceeding, such director or officer had no reasonable cause to believe his conduct was unlawful.

Inspection of Corporate Records.    Members of the general public have the right to inspect our public documents available at the office of the Registrar of Companies in Bermuda and our registered office in Bermuda, which will include our memorandum of association (including its objects and powers) and certain alterations to our memorandum of association. Our shareholders have the additional right to inspect our bye-laws, minutes of general meetings and audited financial statements, which must be presented to the annual general meeting of shareholders. The register of members of a company is also open to inspection by shareholders and by members of the general public without charge. The register of members is required to be open for inspection for not less than two hours in any business day (subject to the ability of a company to close the register of members for not more than 30 days in a year). A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Companies Act, establish a branch register outside of Bermuda. A company is required to keep at its registered office a register of directors and officers that is open for inspection for not less than two hours in any business day by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records. Delaware law permits any shareholder to inspect or obtain copies of a corporation’s shareholder list and its other books and records for any purpose reasonably related to such person’s interest as a shareholder.

Shareholder Proposals.    Under Bermuda law, shareholder(s) may, as set forth below and at their own expense (unless the company otherwise resolves), require the company to: (i) give notice to all shareholders entitled to receive notice of the annual general meeting of any resolution that the shareholder(s) may properly move at the next annual general meeting; and/or (ii) circulate to all shareholders entitled to receive notice of any general meeting a statement in respect of any matter referred to in any proposed resolution or any business to be conducted at such general meeting. The number of shareholders necessary for such a requisition is either: (i) any number of shareholders representing not less than 5% of the total voting rights of all shareholders entitled to vote at the meeting to which the requisition relates; or (ii) not less than 100 shareholders. Delaware law does not include a provision restricting the manner in which nominations for directors may be made by shareholders or the manner in which business may be brought before a meeting although restrictions may be included in a Delaware company’s certificate of incorporation or bylaws.

Calling of Special Shareholders Meetings.    Under Aircastle’s bye-laws, a special general meeting may be called by the President, the chairman of the board or the board of directors. The board of directors must call a special general meeting upon the request of Fortress or any ‘‘significant shareholder’’ or ‘‘affiliate’’ of such shareholder (both as defined in the bye-laws) so long as the significant shareholder and its affiliates collectively hold shares carrying at least 10% of the votes attaching to all shares, at the time of such request. Bermuda law also provides that a special general meeting must be called upon the request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote at general meetings. Delaware law permits the board of directors or any person who is authorized under a corporation’s certificate of incorporation or bye-laws to call a special meeting of shareholders.

Amendment of Organizational Documents.    Bermuda law provides that the memorandum of association of a company may be amended by a resolution passed at a general meeting of shareholders of which due notice has been given. Certain amendments to the memorandum of association may require approval of the Bermuda Minister of Finance, who may grant or withhold approval at his or her discretion.

Under Bermuda law, the holders of an aggregate of not less than 20% in par value of a company’s issued share capital have the right to apply to the Bermuda courts for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment which alters or reduces a company’s share capital as provided in the Companies Act. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda court. An application for an annulment of an amendment of the memorandum of association must be made within 21 days after the date on which the resolution altering the company’s memorandum of association is passed and may be made on behalf of persons entitled to make the application by one or more of their designees as such holders may appoint in writing for such purpose. No application may be made by the shareholders voting in favor of the amendment.

Under Delaware law, amendment of the certificate of incorporation, which is the equivalent of a memorandum of association, of a company must be made by a resolution of the board of directors setting forth the amendment, declaring its advisability, and either calling a special meeting of the shareholders entitled to vote or directing that the proposed amendment be considered at the next annual meeting of the shareholders. Delaware law requires that, unless a different percentage is provided for in the certificate of incorporation, a majority of the voting power of the corporation is required to approve the amendment of the certificate of incorporation at the shareholders meeting. If the amendment would alter the number of authorized shares or par value or otherwise adversely affect the rights or preference of any class of a company’s stock, the holders of the issued and outstanding shares of such affected class, regardless of whether such holders are entitled to vote by the certificate of incorporation, are entitled to vote as a class upon the proposed amendment. However, the number of authorized shares of any class may be increased or decreased, to the extent not falling below the number of shares then issued and outstanding, by the affirmative vote of the holders of a majority of the stock entitled to vote, if so provided in the company’s certificate of incorporation that was authorized by the affirmative vote of the holders of a majority of such class or classes of stock.

Amendment of Bye-laws.    Except as provided below, Aircastle’s bye-laws provide that the bye-laws may only be rescinded, altered or amended upon approval by a resolution of Aircastle’s board of directors and by a resolution of our shareholders.

Those bye-laws regarding the election of directors, classes of directors, the term of office of directors and amalgamations may only be rescinded, altered or amended upon approval by a resolution of the directors and by a resolution of our shareholders, including the affirmative votes of at least 66.0% of the votes attaching to all shares in issue entitling the holder to vote on such resolution.

Those bye-laws dealing with the removal of directors and corporate opportunity may only be rescinded, altered or amended upon approval by a resolution of the directors and by a resolution of our shareholders, including the affirmative votes of at least 80.0% of the votes attaching to all shares in issue entitling the holder to vote on such resolution.

Under Delaware law, unless the certificate of incorporation or bylaws provide for a different vote, holders of a majority of the voting power of a corporation and, if so provided in the certificate of incorporation, the directors of the corporation have the power to adopt, amend and repeal the bylaws of a corporation. Those bye-laws dealing with the election of directors, classes of directors and the term of office of directors may only be rescinded, altered or amended upon approval by a resolution of the directors and by a resolution of shareholders carrying not less than 66% of all shares entitled to vote on the resolution.

Registrar and Transfer Agent

A register of holders of the common shares is maintained by Codan Services Limited in Bermuda, and a branch register is maintained in the United States by American Stock Transfer & Trust Company, who serves as branch registrar and transfer agent. The telephone number of Codan Services Limited is +1(441) 295-5950 and of American Stock Transfer & Trust Company is +1 (212) 936-5100.

Shares Eligible for Future Sale

After this offering, there will be 65,130,379 common shares outstanding. There will be 67,155,379 shares issued and outstanding if the underwriters exercise their over-allotment option in full. All the common shares sold in this offering and our initial public offering will be freely transferable, except for any shares held by our ‘‘affiliates,’’ as that term is defined in Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. The remaining outstanding common shares will be deemed ‘‘restricted securities’’ as that term is defined in Rule 144 under the Securities Act. Subject to certain contractual restrictions, holders of restricted shares will be entitled to sell those shares in the public securities markets if they qualify for an exemption from registration under Rule 144 or any other applicable exemption under the Securities Act. Subject to the lock-up agreements described below and the provisions of Rules 144, 144(k) and 701, additional shares will be available for sale as set forth below.

In addition to the issued and outstanding common shares, on August 8, 2006, we filed a registration statement on Form S-8 to register an aggregate of 4,000,000 common shares reserved for issuance under our incentive plan (not including annual increases of 100,000 common shares beginning in 2007 through and including 2016).

Lock-Up of our Common Shares

We and our executive officers, directors, participants in our directed share program, Fortress and certain Fortress funds, have agreed with the underwriters, subject to certain exceptions described below, not to (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer, dispose of or hedge, directly or indirectly, our common shares (including, without limitation, common shares which may be deemed to be beneficially owned by such executive officers, directors, shareholders and participants in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a share option or warrant) or any securities convertible into or exercisable or exchangeable for our common shares or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our common shares, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of common shares or such other securities, in cash or otherwise during the period from the date of this prospectus continuing through the date 60 days after the date of this prospectus, except with the prior written consent of the representatives. The underwriters may waive these restrictions in their discretion. Currently, the underwriters have no intention to release the aforementioned holders of our common shares from the lock-up restrictions described above.

The 60-day restricted period described in the preceding paragraph will be automatically extended if (i) during the last 17 days of the 60-day restricted period we issue an earnings release or announce material news or a material event relating to us occurs or (ii) prior to the expiration of the 60-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 60-day restricted period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

Our lock-up agreement will provide exceptions for, among other things:

•	the grant of awards pursuant to employee benefit plans or arrangements, including in connection with the settlement of restricted share units;

•	the exercise of an option or upon conversion or exchange of convertible or exchangeable securities outstanding;

•	the issuance of securities to be registered pursuant to any registration statement on Form S-8 pursuant to any benefit plans or arrangements; and

•	the issuance of up to 20% of our outstanding common shares in connection with the acquisition of the assets of, or a majority or controlling portion of the equity of, or a joint venture with, another entity.

The shareholder lock-up agreements will provide exceptions for, among other things:

•	sales under any 10b5-1 plan;

•	any bona fide gift or gifts, provided that the donee or donees thereof agree to be bound in writing by the restrictions set forth in the shareholder lock-up agreement;

•	transfers by will or by intestacy provided that such transferee agrees to be bound in writing by the restrictions set forth in the shareholder lock-up agreement;

•	transfer to any trust for the direct or indirect benefit of the shareholder or the immediate family of the shareholder, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth in the shareholder lock-up agreement, and provided further that any such transfer shall not involve a disposition for value;

•	any distribution to partners or members of the shareholder (including upon any liquidation and dissolution of the shareholder pursuant to a plan of liquidation approved by the shareholder’s partners or members), provided that the partners or members of the shareholder agree to be bound in writing by the restrictions set forth in the shareholder lock-up agreement;

•	transfers in connection with a sale of 100% of the outstanding shares of our common shares or by way of merger of Aircastle with another person to a third party or group of third parties that are not affiliates of Aircastle;

•	transfer of common shares by the shareholder to us deemed to occur upon the cashless exercise of options granted pursuant to our employee benefit plans or any cashless vesting of restricted share grants pursuant to any employee benefit plans;

•	transfer to the shareholder’s affiliates or to any investment fund or other entity controlled or managed by the shareholder, provided that such affiliate, investment fund or other entity controlled or managed by the shareholder agrees to be bound in writing by the restrictions set forth in the shareholder lock-up agreement; or

•	transactions relating to common shares or other securities acquired in open market transactions after the completion of this offering.

Rule 144

In general, Rule 144 of the Securities Act as currently in effect provides that a person may sell within any three month period a number of common shares that does not exceed the greater of:

•	1% of the total number of common shares then issued and outstanding, which will equal approximately 651,213 shares immediately after this offering; or

•	the average weekly trading volume of the common shares on the New York Stock Exchange during the four calendar weeks preceding the filing of notice on Form 144 with respect to the sale;

subject, in either case, to a requirement that any ‘‘restricted’’ shares have been beneficially owned for at least one year, including the holding period of any prior owner which was not an affiliate.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. An ‘‘affiliate’’ is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with an issuer.

Rule 144(k)

Under Rule 144(k), a person (or persons whose shares are aggregated) who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner other than an affiliate), is entitled to sell these shares under Rule 144(k) without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, ‘‘144(k)’’ shares may be sold immediately upon completion of this offering.

Registration Rights

Pursuant to our Shareholders Agreement, Fortress and certain of its affiliates and funds and permitted third-party transferees have the right, in certain circumstances, to require us to register all of their common shares under the Securities Act for sale into the public markets. Upon the effectiveness of such a registration statement, all shares covered by the registration statement will be freely transferable. See ‘‘Certain Relationships and Related Party Transactions — Shareholders Agreement.’’

Material Tax Considerations

Bermuda Tax Considerations

At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or by our shareholders in respect of our shares. We have obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not, until March 28, 2016, be applicable to us or to any of our operations or to our shares, debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or to any taxes payable by us in respect of real property owned or leased by us in Bermuda.

Irish Taxation of the ACS Group

ACS Ireland and any other Irish-tax-resident members of the ACS Group should be subject to Irish corporate tax on their net trading income, including leasing income, at a 12.5% rate and on non-trading income at a rate of 25%. There can be no assurance that these tax rates will not be changed in the future.

A company will not be subject to Irish income tax if it is not Irish tax-resident, has no branch or agency in Ireland and has no Irish-source income. The non-Irish-resident companies in ACS Group should not be subject to Irish income tax on their non-Irish source income. Lease rentals paid by Irish-resident subsidiary companies of ACS Bermuda to ACS Bermuda, although not subject to withholding tax, may constitute Irish-source income of the lessor which may, therefore, have a technical liability to Irish income tax. However, as a matter of practice, the Irish tax authorities do not pursue collection of any such liability for Irish tax on the part of persons who are not resident in Ireland. However, there can be no assurance that these companies will not be subject to Irish tax on some or all of their income.

Material United States Federal Income Tax Considerations

The following is a discussion of the material U.S. federal income tax considerations applicable to the purchase, ownership and disposition of common shares by U.S. Holders (as defined below) and Non-U.S. Holders (as defined below). This discussion deals only with our common shares held as capital assets by holders who purchase common shares in this offering. This discussion does not cover all aspects of U.S. federal income taxation that may be relevant to the purchase, ownership or disposition of our common shares by prospective investors in light of their particular circumstances. In particular, this discussion does not address all of the tax considerations that may be relevant to certain types of investors subject to special treatment under U.S. federal income tax laws, such as the following:

•	brokers or dealers in securities or currencies;

•	financial institutions;

•	pension plans;

•	regulated investment companies;

•	real estate investment trusts;

•	cooperatives;

•	tax-exempt entities;

•	insurance companies;

•	persons holding common shares as part of a hedging, integrated, conversion or constructive sale transaction or a straddle;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons liable for alternative minimum tax;

•	U.S. expatriates;

•	partnerships or entities or arrangements treated as partnerships or other pass through entities for U.S. federal tax purposes (or investors therein); or

•	U.S. Holders (as defined below) whose ‘‘functional currency’’ is not the U.S. dollar.

Furthermore, this discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the ‘‘Code’’), the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof. Such authorities may be repealed, revoked, modified or subject to differing interpretations, possibly on a retroactive basis, so as to result in U.S. federal income tax consequences different from those discussed below. This discussion does not address any state, local or non-U.S. tax considerations.

For purposes of this discussion, you will be considered a ‘‘U.S. Holder’’ if you beneficially own our common shares and you are for U.S. federal income tax purposes one of the following:

•	a citizen or an individual resident of the United States;

•	a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if you (i) are subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all of your substantial decisions or (ii) have a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

You will be considered a ‘‘Non-U.S. Holder’’ if you beneficially own our common shares and your are not a U.S. Holder or a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes. If you are a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes, the U.S. federal income tax treatment of your partners generally will depend upon the status of such partners and your activities.

If you are considering the purchase of our common shares, we urge you to consult your own tax advisors concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of our common shares, as well as any consequences to you arising under state, local and non-U.S. tax laws.

Taxation of Aircastle

AL expects that it will not be treated as engaged in a trade or business in the United States and thus will not be subject to U.S. federal income taxation. No assurances can be given, however, in this regard. Certain subsidiaries of AL may be treated as engaged in a trade business in the United States. Unless otherwise exempted by an applicable income tax treaty, a non-U.S.

corporation that is engaged in a trade or business in the United States is generally subject to U.S. federal income taxation, at the graduated tax rates applicable to U.S. corporations, on the portion of such non-U.S. corporation’s income that is ‘‘effectively connected’’ with such trade or business. In addition, such non-U.S. corporation may be subject to the U.S. federal branch profits tax on its effectively connected earnings and profits at a rate of 30%, or at such lower rate as may be specified by an applicable income tax treaty.

We expect that each of our Irish subsidiaries will be eligible to claim the benefits of the Irish Treaty. Accordingly, even if such Irish subsidiaries earn income that otherwise would be treated as effectively connected with a trade or business in the United States, such income is expected to be exempt from U.S. tax under the Irish Treaty to the extent that it is (i) rental income attributable to aircraft used in international traffic or (ii) gain from the sale of aircraft used in international traffic. For this purpose, ‘‘international traffic’’ means transportation except where flights are solely between places within the United States. Although any income of the Irish subsidiaries that is attributable to aircraft used for flights solely between places within the United States may be subject to U.S. federal income taxation at a maximum rate of 35%, such income would be subject to a reduced 5% branch profits tax under the Irish Treaty. No assurances can be given, however, that each of the Irish subsidiaries will qualify each year for the benefits of the Irish Treaty.

Although Aircastle Bermuda may be treated as engaged in a trade or business in the United States, we expect that Aircastle Bermuda generally will not earn income that is treated as effectively connected with a U.S. trade or business. Accordingly, we expect that Aircastle Bermuda generally will not be subject to U.S. federal income taxation on a net income basis. No assurances can be given, however, that Aircastle Bermuda will be able to avoid generating income (unless exempt from tax pursuant to Section 883 of the Code as described below) that is effectively connected with a U.S. trade or business. We expect that Aircastle Bermuda’s U.S. source rental income generally will be subject to U.S. federal taxation, on a gross income basis, at a rate of not in excess of 4% as provided in Section 887 of the Code. If, contrary to expectations, we do not comply with certain administrative guidelines of the IRS, such that 90% or more of Aircastle Bermuda’s U.S. source rental income were attributable to the activities of personnel based in the United States, Aircastle Bermuda’s U.S. source rental income could be treated as income effectively connected with the conduct of a trade or business in the United States. In such case, Aircastle Bermuda’s U.S. source rental income would be subject to U.S. federal income taxation at a maximum rate of 35%. In addition, Aircastle Bermuda would be subject to the U.S. federal branch profits tax on its effectively connected earnings and profits at a rate of 30%.

Section 883 of the Code provides an exemption from U.S. federal income taxation for income derived from aircraft used in international traffic by certain foreign corporations. To qualify for this exemption in respect of rental income, the lessor of the aircraft must be organized in a country that grants a comparable exemption to U.S. lessors (Bermuda and Ireland each do), and the direct and indirect shareholders of the lessor must satisfy certain residency requirements. We and our subsidiaries may qualify for this exemption from U.S. tax, in which case income earned by us from aircraft used in international traffic would not be subject to U.S. federal income tax.

Consequences to U.S. Holders

The following discussion applies to you only if you are a U.S. Holder.

Dividends

Subject to the passive foreign investment company rules and the controlled foreign corporation rules discussed below, distributions of cash or property that we pay in respect of our common shares will constitute dividends for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) and will be includible in your gross income upon receipt. Distributions to you in excess of our earnings and profits will be treated first as a return of capital (with a corresponding reduction in your tax basis in the common shares) to the extent of your tax basis in the common shares on which the distribution was made, and then as capital gain from the sale or exchange of such common shares. We expect that our distributions will not be eligible for the dividends-received deduction for corporate U.S. Holders or ‘‘qualified dividend income’’ (which is taxable at the rates generally applicable to long-term capital gains) for U.S. Holders taxed as individuals.

Sale, Exchange or Other Taxable Disposition of Common Shares

Subject to the passive foreign investment company rules and the controlled foreign corporation rules discussed below, upon the sale, exchange or other taxable disposition of common shares, you will recognize capital gain or loss equal to the difference between the amount realized on such sale, exchange or taxable disposition and your tax basis in the common shares sold. Such gain or loss generally will be long-term capital gain or loss if your holding period with respect to such common shares is more than one year at the time of its disposition. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company Status and Related Tax Consequences

We expect AL and certain of its subsidiaries to be PFICs for U.S. federal income tax purposes. Accordingly, you will be subject to different taxation rules with respect to an investment in our common shares depending on whether you make a QEF election with respect to your investment in common shares and with respect to the subsidiaries of AL that are treated as PFICs. Different rules may apply to you if you are a ‘‘10% U.S. Holder’’ (as described below under Controlled Foreign Corporation Status and Related Tax Consequences).

If you make timely QEF elections with respect to your common shares and the subsidiaries of AL that are treated as PFICs, you must report for U.S. federal income tax purposes your pro rata share of each PFIC’s ordinary earnings and net capital gain, if any, for each taxable year for which it is a PFIC that ends with or within your taxable year, regardless of whether or not you received any distributions on the common shares you own. No portion of any such inclusions of ordinary earnings would be eligible to be treated as ‘‘qualified dividend income.’’ If you are a non-corporate U.S. Holder, any such net capital gain inclusions would be eligible for taxation at the preferential capital gains tax rates. If you are a regulated investment company, such ordinary earnings and net capital gain inclusions will be treated as qualifying income described in Section 851(b)(2)(A) of the Code. Your adjusted tax basis in your common shares would be increased to reflect any taxed but undistributed earnings and profits. Any distribution of earnings and profits that previously had been taxed would not be taxed again when you receive such distribution, but it would result in a corresponding reduction in the adjusted tax basis in your common shares. You would not, however, be entitled to a deduction for your pro rata share of any losses that any such PFIC incurs with respect to any year. You generally would recognize capital gain or loss on the sale, exchange or other disposition of common shares. You may make timely QEF elections with respect to your investment in common shares by filing one copy of IRS Form 8621 with your U.S. federal income tax return for the first year in which you hold our common shares. AL will provide you with all necessary information in order for you to make QEF elections as described above. Another election generally available with respect to publicly traded PFICs, the ‘‘mark-to-market’’ election, will not be available with respect to the subsidiaries of AL, making such an election ineffectual with respect to an investment in AL common shares.

Finally, if you do not make QEF elections with respect to your investment in common shares and to any subsidiary of AL that is a PFIC, you would be subject to special rules with respect to (i) any excess distribution (i.e., the portion of any distributions you receive on your common shares in a taxable year in excess of 125% of the average annual distributions you received in the three preceding taxable years, or, if shorter, your holding period for the common shares), and (ii) any gain realized on the sale, exchange or other disposition of common shares. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the aggregate holding period for the common shares;

•	the amount allocated to the current taxable year would be taxed as ordinary income and would not be ‘‘qualified dividend income’’; and

•	the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

If you do not make QEF elections with respect to AL and its subsidiaries that are treated as PFICs, if the stock of a subsidiary of AL that is treated as a PFIC is sold or otherwise disposed of, you will be required to recognize gain in an amount equal to your pro rata share of the gain realized by the direct owner of the disposed PFIC stock. The amount of such gain will be treated as an excess distribution and will be subject to the rules set forth above with respect to excess distributions.

These special rules should not apply to a beneficial owner of our common shares that is a pension, profit sharing or other retirement trust or other tax-exempt organization that does not borrow money or otherwise utilize leverage in connection with its acquisition of our common shares.

YOU SHOULD CONSULT YOUR TAX ADVISOR ABOUT THE APPLICATION OF THE PFIC RULES TO YOUR PARTICULAR SITUATION.

Controlled Foreign Corporation Status and Related Tax Consequences

We also expect that AL and certain of its subsidiaries currently are CFCs for U.S. federal income tax purposes. AL will be a CFC for any year in which U.S. Holders that each own (directly, indirectly or by attribution) at least 10% of AL’s voting shares (each a ‘‘10% U.S. Holder’’) together own more than 50% of the total combined voting power of all classes of AL’s voting shares or more than 50% of the total value of AL’s shares. The classification of AL as a CFC has many complex results, one of which is that if you are a 10% U.S. Holder on the last day of AL’s taxable year, you will be required to recognize as ordinary income your pro rata share of certain income of AL and its subsidiaries (including both ordinary earnings and capital gains) for the taxable year, whether or not you receive any distributions on your common shares during that taxable year. In addition, special foreign tax credit rules would apply. Your adjusted tax basis in your common shares would be increased to reflect any taxed but undistributed earnings and profits. Any distribution of earnings and profits that previously had been taxed would result in a corresponding reduction in your adjusted tax basis in your common shares and would not be taxed again when you receive such distribution. Subject to a special limitation in the case of individual 10% U.S. Holders that have held their common shares for more than one year, if you are a 10% U.S. Holder, any gain from disposition of your common shares will be treated as dividend income to the extent of accumulated earnings attributable to such common shares during the time you held such common shares.

For any year in which AL is both a PFIC and a CFC, if you are a 10% U.S. Holder, you would be subject to the CFC rules and not the PFIC rules with respect to your investment in common shares.

YOU SHOULD CONSULT YOUR TAX ADVISOR ABOUT THE APPLICATION OF THE CFC RULES TO YOUR PARTICULAR SITUATION.

Information Reporting and Backup Withholding

In general, information will be reported to the IRS each year regarding the amount of any dividends on our common shares and the proceeds of any sale of our common shares paid to you during such year unless you are an exempt recipient (such as a corporation). A backup withholding tax will apply to such payments if you fail to provide your taxpayer identification number or to make required certifications or you have been notified by the IRS that you are subject to backup withholding. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided that you timely furnish the required information to the IRS.

If you are a U.S. Holder that owns more than 10% of the aggregate value of our common shares (or you are an officer or director of AL and you are a United States citizen or resident) you may be required to file an information return on IRS Form 5471. A U.S. Holder that purchases common shares with cash generally will be required to file Form 926 with the IRS if (i) immediately after the transfers such investor holds, directly or indirectly, at least 10% of our voting shares, or (ii) the amount of cash transferred in exchange for common shares during the 12-month period ending on the date of the transfer exceeds $100,000. In the event a U.S. Holder fails to file any such required form, such holder could be required to pay a substantial penalty. In addition, depending on your particular circumstances, you may be required to file certain other IRS information returns with respect to an investment in common shares.

Consequences to Non-U.S. Holders

The following discussion applies you only if you are a Non-U.S. Holder. Special rules may apply to you if you are a CFC or a PFIC or are otherwise subject to special treatment under the Code. In such case, you should consult your own tax advisor to determine the U.S. federal, state, local and non-U.S. tax consequences that may be relevant to you with respect to an investment in common shares.

Dividends

You generally will not be subject to U.S. federal income tax or withholding tax on dividends received from us with respect to the common shares, unless that income is effectively connected with your conduct of a trade or business in the United States. If you are entitled to the benefits of a U.S. income tax treaty with respect to those dividends, that income is generally taxable only if it is attributable to a permanent establishment maintained by you in the United States.

Sale, Exchange or Other Taxable Disposition of Common Shares

You generally will not be subject to U.S. federal income tax or withholding tax with respect to any gain recognized on a sale, exchange or other taxable disposition of shares of our common shares unless:

•	the gain is effectively connected with your conduct of a trade or business in the United States, or, if certain tax treaties apply, is attributable to a permanent establishment you maintain in the United States; or

•	if you are an individual and you are present in the United States for 183 or more days in the taxable year of the sale, exchange or other taxable disposition, and you meet certain other requirements

If you are an individual and are described in the first bullet above, you will be subject to tax on any gain derived from the sale, exchange or other taxable disposition of common shares under regular graduated U.S. federal income tax rates. If you are an individual and are described in the second bullet above, you will be subject to a flat 30% tax on any gain derived from the sale, exchange or other taxable disposition of common shares that may be offset by U.S. source capital losses (even though you are not considered a resident of the United States). If you are a corporation and are described in the first bullet above, you will be subject to tax on your gain under regular graduated U.S. federal income tax rates and, in addition, may be subject to the branch profits tax on your effectively connected earnings and profits for the taxable year, which would include such gain, at a rate of 30%, or at such lower rate as may be specified by an applicable income tax treaty.

Information Reporting and Backup Withholding

You may be required to establish your exemption from information reporting and backup withholding by certifying your status on Internal Revenue Service Form W-8BEN, W-8ECI or W-8IMY, as applicable.

If you are a Non-U.S. Holder and you sell your common shares to or through a U.S. office of a broker, the payment of the proceeds is subject to both U.S. backup withholding and information reporting unless you certify that you are a non-U.S. person, under penalties of perjury, or you otherwise establish an exemption. If you sell your common shares through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States, then information reporting and backup withholding generally will not apply to that payment. However, U.S. information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to you outside the United States, if you sell your common shares through a non-U.S. office of a broker that is a U.S. person or that has some other contacts with the United States. Such information reporting requirements will not apply, however, if the broker has documentary evidence in its records that you are a non-U.S. person and certain other conditions are met, or you otherwise establish an exemption.

The IRS may make information reported to you and the IRS available under the provisions of an applicable income tax treaty to the tax authorities in the country in which you reside. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability, if any, provided the required information is timely furnished by you to the IRS. You should consult your own tax advisors regarding the filing of a U.S. tax return for claiming a refund of any such backup withholding.

Underwriting

J.P. Morgan Securities Inc., Bear, Stearns & Co. Inc. and Citigroup Global Markets Inc. are acting as joint book-running managers of the offering, and as representatives of the underwriters named below.

We and the underwriters named below have entered into an underwriting agreement covering the common shares to be sold in this offering. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of common shares listed next to its name in the following table:

Name	Number of Shares
J.P. Morgan Securities Inc.
Bear, Stearns & Co. Inc.
Citigroup Global Markets Inc.
Goldman, Sachs & Co
Morgan Stanley & Co. Incorporated
Jefferies & Company, Inc.
Total	13,500,000

The underwriters are committed to purchase all the common shares offered by us if they purchase any shares. If an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated. The underwriting agreement also provides that the obligations of the underwriters are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our counsel and our independent auditors.

The underwriters propose to offer the common shares directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession of up to $         per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $         per share from the public offering price. After the public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters. The representatives have advised us that the underwriters do not intend to confirm discretionary sales in excess of 5% of the common shares offered in this offering.

The underwriters have an option to buy up to 2,025,000 additional common shares from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional common shares are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per common share less the amount paid by the underwriters to us per common share. The underwriting fee is $     per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ over-allotment option.

	Without over-allotment exercise	With full over-allotment exercise
Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $1.6 million.

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations. The information on any such website is not part of this prospectus.

We have agreed, subject to certain exceptions, that we will not offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer, dispose of or hedge, directly or indirectly, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our common shares or relating to our common shares or any securities convertible into or exercisable or exchangeable for our common shares, without the prior written consent of the representatives for a period of 60 days after the date of this prospectus. Notwithstanding the foregoing, if (i) during the last 17 days of the 60-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (ii) prior to the expiration of the 60-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 60-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Additionally, our executive officers, directors, Fortress, certain of the Fortress funds and participants in our directed share program have entered into lock-up agreements with the underwriters pursuant to which we and each of these persons or entities, subject to certain exceptions, for a period of 60 days after the date of this prospectus, may not, without the prior written consent of the representatives, directly or indirectly (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer, dispose of or hedge, directly or indirectly, our common shares (including, without limitation, common shares which may be deemed to be beneficially owned by such executive officers, directors, Fortress, Fortress funds and participants in accordance with the rules and regulations of the Securities and Exchange Commission and securities which may be issued upon exercise of a share option or warrant) or any securities convertible into or exercisable or exchangeable for our common shares; or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common shares, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of common shares or such other securities, in cash or otherwise. In addition, each of such executive officers, directors, Fortress, and certain of the Fortress funds and participants has agreed that, without the prior written consent of the representatives, it will not, during the 60-day restricted period, make any demand for or exercise any right with respect to the registration of our common shares or any securities convertible into or exercisable or exchangeable for our common shares. Notwithstanding the foregoing, if (i) during the last 17 days of the 60-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (ii) prior to the expiration of the 60-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 60-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

We may issue common shares or securities convertible into or exercisable or exchangeable for common shares for the benefit of our employees, directors and officers under incentive plans described in this prospectus, provided that recipients are subject to the lock-up described above.

At our request, the underwriters have reserved for sale, at the public offering price, up to 10% of the shares offered hereby to be sold to certain directors, officers, employees and persons having relationships with us pursuant to a directed share program. The number of common shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares under this program. Any reserved shares which are not confirmed for purchase via our directed share program website or orally by telephone will be sold by the underwriters to the general public on the same terms as the other shares offered hereby. The directed share program materials will include a lock up agreement requiring each purchaser in the directed share program to agree that, for a period of 60 days from the date of this prospectus, such purchaser will not, without prior written consent of the representatives, dispose of or hedge any common shares purchased in the directed share program. The purchasers in the directed share program will be subject to substantially the same form of lock up agreement as our executive officers, directors, Fortress and certain of the Fortress Funds described above.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

Our common shares are listed for trading on the NYSE under the symbol ‘‘AYR’’.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling common shares in the open market for the purpose of preventing or retarding a decline in the market price of the common shares while this offering is in progress. These stabilizing transactions may include making short sales of the common shares, which involves the sale by the underwriters of a greater number of common shares than they are required to purchase in this offering, and purchasing common shares on the open market to cover positions created by short sales. Short sales may be ‘‘covered’’ shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be ‘‘naked’’ shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common shares, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common shares in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common shares or preventing or retarding a decline in the market price of the common shares, and, as a result, the price of the common shares may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions.

Each of the representatives were underwriters in our initial public offering. Also, each of the representatives acted as an initial purchaser in Securitization No. 1.

Affiliates of J.P. Morgan Securities Inc., Bear, Stearns & Co. Inc. and Citigroup Global Markets Inc., JP Morgan Chase Bank, N.A., Bear Stearns Corporate Lending Inc., and Citicorp North America Inc., respectively, are lenders under Amended Credit Facility No. 2 and our Revolving Credit Facility. Citibank, N.A., an affiliate of Citigroup Global Markets Inc., is also the lender and agent under Credit Facility No. 3. Certain of the underwriters or their affiliates may receive more than 10% of the net proceeds of this offering. Accordingly, this offering is being made in compliance with the requirements of Rule 2710(h) of the Conduct Rules of the NASD.

Selling Restrictions

United Kingdom

Each of the underwriters has represented and agreed that:

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (as amended) (FSMA) received by it in connection with the issue or sale of the common shares or in circumstances in which section 21 of FSMA does not apply to the Company; and

•	it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a ‘‘Relevant Member State’’) an offer to the public of the common shares may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any common shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	by the underwriters to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer, or

(d)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of the common shares shall result in a requirement for the publication by the Company or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an ‘‘offer of Shares to the public’’ in relation to any common shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Shares to be offered so as to enable an investor to decide to purchase or subscribe the common shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression ‘‘Prospectus Directive’’ means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Federal Republic of Germany

The underwriters have agreed to comply with the following selling restrictions applicable to the Federal Republic of Germany.

The underwriters have agreed that they shall not offer or sell the common shares in the Federal Republic of Germany other than in compliance with the German Securities Prospectus Act (Wertpapierprospektgesetz), the German Securities Sales Prospectus Act (Wertpapier-Verkaufsprospektgesetz), the German Investment Act (Investmentgesetz), respectively, and any other laws and regulations applicable in the Federal Republic of Germany governing the issue, the offering and the sale of securities.

The common shares may neither be nor intended to be distributed by way of public offering, public advertisement or in a similar manner within the meaning of sections 2 (4), 3 (1) of the German Securities Prospectus Act (Wertpapierprospektgesetz), section 8f (1) of the German Securities Sales Prospectus Act (Wertpapier-Verkaufsprospektgesetz) and sections 1, 2 (11), 101 (1) and (2) of the German Investment Act (Investmentgesetz) nor shall the distribution of this prospectus or any other document relating to the common shares constitute such public offer.

The distribution of the common shares has not been notified and the common shares are not registered or authorized for public distribution in the Federal Republic of Germany under the German Securities Prospectus Act (Wertpapierprospektgesetz) or the German Investment Act (Investmentgesetz). Accordingly, this prospectus has not been filed or deposited with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht — BaFin).

Prospective German investors in the common shares are urged to seek independent tax advice and to consult their professional advisors as to the legal and tax consequences that may arise from the application of the German Investment Tax Act (Investmentsteuergesetz) to the common shares and neither we nor the underwriters accept any responsibility in respect of the German tax position of the common shares.

Hong Kong

Our common shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to ‘‘professional investors’’ within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a ‘‘prospectus’’ within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to our common shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to common shares which are or are intended to be disposed of only to persons outside Hong Kong or only to ‘‘professional investors’’ within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our common shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (or, the ‘‘SFA’’), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where our common shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (ii) where no consideration is given for the transfer; or (iii) by operation of law.

Japan

Our common shares have not been and will not be registered under the Securities and Exchange Law of Japan (or, the ‘‘Securities and Exchange Law’’) and each underwriter has agreed that it will not offer or sell any of our common shares, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Switzerland

Our common shares may be offered in Switzerland only on the basis of a non-public offering. This prospectus does not constitute an issuance prospectus according to articles 652a or 1156 of the Swiss Federal Code of Obligations or a listing prospectus according to article 32 of the Listing Rules of the SWX Swiss Exchange. Our common shares may not be offered or distributed on a professional basis in or from Switzerland and neither this prospectus nor any other offering material relating to our common shares may be publicly issued in connection with any such offer or distribution. Our common shares have not been and will not be approved by any Swiss regulatory authority. In particular, our common shares are not and will not be registered with or supervised by the Swiss Federal Banking Commission, and investors may not claim protection under the Swiss Investment Fund Act.

Italy

The offering of our common shares has not been registered with the Commissione Nazionale per le Societàe la Borsa (‘‘CONSOB’’), in accordance with Italian securities legislation. Accordingly, the shares may not be offered, sold or delivered, and copies of this prospectus or any other document relating to the shares may not be distributed in Italy except to Professional Investors, as defined in Art. 31.2 of CONSOB Regulation no. 11522 of July 1, 1998, as amended, pursuant to Art. 30.2 and Art. 100 of Legislative Decree no. 58 of February 24, 1998 (the ‘‘Finance Law’’) or in any other circumstance where an express exemption to comply with the solicitation restrictions provided by the Finance Law or CONSOB Regulation no. 11971 of May 14, 1999, as amended (the ‘‘Issuers Regulation’’) applies, including those provided for under Art. 100 of the Finance Law and Art. 33 of the Issuers Regulation, and provided, however, that any such offer, sale, or delivery of the shares or distribution of copies of this prospectus or any other document relating to the shares in Italy must (i) be made in accordance with all applicable Italian laws and regulations, (ii) be made in compliance with Article 129 of Legislative Decree no. 385 of September 1, 1993, as amended (the ‘‘Banking Law Consolidated Act’’) and the implementing guidelines of the Bank of Italy (Istruzioni di Vigilanza per le banche) pursuant to which the issue, trading or placement of securities in the Republic of Italy is subject to prior notification to the Bank of Italy, unless an exemption applies depending, inter alia, on the amount of the issue and the characteristics of the securities, (iii) be conducted in accordance with any relevant limitations or procedural requirements the Bank of Italy or CONSOB may impose upon the offer or sale of the securities, and (iv) be made only by (a) banks, investment firms or financial companies enrolled in the special register provided for in Article 107 of the Banking Law Consolidated Act, to the extent duly authorized to engage in the placement and/or underwriting of financial instruments in Italy in accordance with the Financial Laws Consolidated Act and the relevant implementing regulations; or by (b) foreign banks or financial institutions (the controlling shareholding of which is owned by one or more banks located in the same EU Member State) authorized to place and distribute securities in the Republic of Italy pursuant to Articles 15, 16 and 18 of the Banking Law Consolidated Act, in each case acting in compliance with every applicable law and regulation.

Ireland

Each underwriter has agreed that it will not underwrite the issue of, or place the common shares, otherwise than in conformity than with the provisions of the Irish Investment Intermediaries Act 1995 (as amended), including, without limitation, Sections 9 and 23 thereof and any codes of conduct rules made under Section 37 thereof and the provisions of the Investor Compensation Act 1998.

Australia

This document does not constitute a prospectus or other disclosure document under the Corporations Act 2001 (Cth) (the ‘‘Corporations Act’’) and does not include the information required for a disclosure document under the Corporations Act. This document has not been lodged with the Australian Securities and Investments Commission (‘‘ASIC’’) and no steps have been taken to lodge it with ASIC. Any offer in Australia of the common shares under this prospectus may only be made to persons who come within one of the categories set out in sections 708(8), 708(10), 708(11) of the Corporations Act, or otherwise pursuant to one or more exemptions in section 708 of the Corporations Act so that it is lawful to offer the common shares without disclosure to investors under Part 6D.2 of the Corporations Act (collectively referred to as ‘‘Sophisticated and Professional Investors’’).

As no formal disclosure document (such as a prospectus) will be lodged with ASIC, the common shares will only be offered and issued in Australia to one of the categories of Sophisticated or Professional Investors. If a person to whom common shares are issued (called an ‘‘Investor’’) on-sells the common shares in Australia within 12 months from their issue, the Investor may need to lodge a prospectus with ASIC unless that sale is to another Sophisticated or Professional Investor or otherwise in reliance on a prospectus disclosure exemption under the Corporations Act. Any person acquiring common shares should observe such Australian on-sale restrictions.

Legal Matters

Certain legal matters will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, and Conyers Dill & Pearman, Hamilton, Bermuda will pass upon the validity of the common shares. Sidley Austin LLP, New York, New York is representing the underwriters in this offering. Skadden, Arps, Slate, Meagher & Flom LLP also represents Fortress on a variety of past and current matters. Sidley Austin LLP has represented us and Fortress on a variety of past and current matters.

Experts

The consolidated financial statements of Aircastle Limited at December 31, 2004 and 2005, for the period from October 29, 2004 (commencement of operations) through December 31, 2004 and for the year ended December 31, 2005, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

We have obtained certain information used in this prospectus from BACK Aviation Services, an aviation consulting firm and aviation market analysis firm, and we have included such information in reliance upon the authority of BACK Aviation Services as the source of such data.

We have obtained certain information used in this prospectus from Simat Helliesen & Eichner, an aviation consulting firm and aviation market analysis firm, and have included such information in reliance upon the authority of Simat Helliesen & Eichner as the source of such data.

We have obtained certain information used in this prospectus from International Bureau of Aviation, an aviation consulting firm, and we have included such information in reliance upon the authority of International Bureau of Aviation as the source of such data.

We have obtained certain information used in this prospectus from Aviation Specialists Group, a provider of aircraft appraisals, market analysis and aviation industry insight, and we have included such information in reliance upon the authority of Aviation Specialists Group as the source of such data.

We have obtained certain information used in this prospectus from ESG Aviation Services and The Airline Monitor, an aviation market analysis firm, and we have included such information in reliance upon the authority of ESG Aviation Services and The Airline Monitor as the source of such data.

Where You Can Find More Information

We have filed a registration statement, of which this prospectus is a part, on Form S-1 with the Securities and Exchange Commission relating to this offering. This prospectus does not contain all of the information in the registration statement and the exhibits included with the registration statement. You may read and copy the registration statement, the related exhibits and other material we file with the Commission at the Commission’s public reference room in Washington, D.C. at 100 F Street, Room 1580, N.E., Washington, D.C. 20549. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the Commission. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The Commission also maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file with the Commission. The website address is http://www.sec.gov. You may also request a copy of these filings, at no cost, by writing or telephoning us as follows: Aircastle Limited, c/o Aircastle Advisor LLC, 300 First Stamford Place, 5th Floor, Stamford, CT 06902, (203) 504-1020.

We are subject to the informational requirements of the Exchange Act, and, in accordance with the Exchange Act, file reports, proxy and information statements and other information with the Commission, which is not incorporated herein by reference. Such annual, quarterly and special reports, proxy and information statements and other information can be inspected and copied at the locations set forth above. We report our financial statements on a year ended December 31. We intend to furnish our shareholders with annual reports containing consolidated financial statements audited by our independent certified public accountants and with quarterly reports containing unaudited consolidated financial statements for each of the first three quarters of each fiscal year.

Index to Consolidated Financial Statements

Consolidated Financial Statements – December 31, 2004 and 2005
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets at December 31, 2004 and 2005	F-3
Consolidated Statements of Operations for the period from October 29, 2004 (Commencement of Operations) through December 31, 2004 and for the Year Ended December 31, 2005	F-4
Consolidated Statements of Shareholders’ Equity for the period from October 29, 2004 (Commencement of Operations) through December 31, 2004 and for the Year Ended December 31, 2005	F-5
Consolidated Statements of Cash Flows for the period from October 29, 2004 (Commencement of Operations) through December 31, 2004 and for the Year Ended December 31, 2005	F-6
Notes to Consolidated Financial Statements	F-7
Unaudited Consolidated Financial Statements – September 30, 2005 and 2006
Consolidated Balance Sheets at December 31, 2005 and September 30, 2006	F-23
Consolidated Statements of Operations for the Nine Months Ended September 30, 2005 and 2006	F-24
Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2005 and 2006	F-25
Notes to Unaudited Consolidated Financial Statements	F-26

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Aircastle Limited

We have audited the accompanying consolidated balance sheets of Aircastle Limited and subsidiaries as of December 31, 2004 and 2005 and the related consolidated statements of operations, shareholders’ equity and cash flows for the period October 29, 2004 (commencement of operations) through December 31, 2004 and for the year ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Aircastle Limited and subsidiaries at December 31, 2004 and 2005, and the consolidated results of their operations and their cash flows for the period October 29, 2004 (commencement of operations) through December 31, 2004 and for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

New York, New York
March 31, 2006

Aircastle Limited and Subsidiaries
Consolidated Balance Sheets
(Dollars in thousands, except share data)

	December 31,
	2004	2005
Assets
Cash and cash equivalents	$—	$79,943
Accounts receivable	350	3,115
Receivable from shareholders	7,585	—
Debt securities, available-for-sale	—	26,907
Restricted cash and cash equivalents	—	40,652
Flight equipment held for sale	—	54,917
Flight equipment held for lease, net of accumulated depreciation of $390 and $14,685	94,430	746,124
Leasehold improvements, furnishings and equipment, net of accumulated depreciation of $0 and $165	30	1,529
Fair value of derivative assets	—	3,608
Other assets	2,586	10,737
Total assets	$104,981	$967,532
Liabilities and Shareholders’ Equity
Liabilities
Borrowings under credit facilities	$—	$490,588
Accounts payable, accrued expenses and other liabilities	272	12,038
Payable to affiliates	1,098	105
Lease rentals received in advance	902	6,241
Repurchase agreements	—	8,665
Security deposits and maintenance payments	3,474	37,089
Fair value of derivative liabilities	—	1,870
Total liabilities	5,746	556,596
Commitment and Contingencies – Note 10
Shareholders’ Equity
Common shares, $.01 par value, 100,000,000 shares authorized, 40,000,000 shares issued and outstanding	400	400
Additional paid-in capital	100,300	400,009
Accumulated deficit	(1,465)	(1,237)
Accumulated other comprehensive income	—	11,764
Total shareholders’ equity	99,235	410,936
Total liabilities and shareholders’ equity	$104,981	$967,532

The accompanying notes are an integral part of these consolidated financial statements.

Aircastle Limited and Subsidiaries
Consolidated Statements of Operations
(Dollars in thousands, except per share data)

	Period from October 29 (Commencement of Operations) to December 31, 2004	Year Ended December 31, 2005
Revenues
Lease rentals	$78	$32,978
Interest income	—	2,942
Other revenue	—	106
Total revenues	78	36,026
Expenses
Depreciation	390	14,460
Interest (net of interest income of $9 and $1,364)	(9)	7,739
Selling, general and administrative (including share based payments expense of $0 and $409)	1,117	12,595
Other expenses	45	1,171
Total expenses	1,543	35,965
Income (loss) from continuing operations before
income taxes	(1,465)	61
Income tax provision	—	940
(Loss) from continuing operations	(1,465)	(879)
Earnings from discontinued operations, net of income taxes	—	1,107
Net income (loss)	$(1,465)	$228
Basic earnings (loss) per share:
Loss from continuing operations	$(.04)	$(.02)
Earnings from discontinued operations, net of income taxes	—	.03
Net income (loss)	$(.04)	$.01
Diluted earnings (loss) per share:
Loss from continuing operations	$(.04)	$(.02)
Earnings from discontinued operations, net of income taxes	—	.03
Net income (loss)	$(.04)	$.01

The accompanying notes are an integral part of these consolidated financial statements.

Aircastle Limited and Subsidiaries
Consolidated Statements of Shareholders’ Equity
(Dollars in thousands)

	Common Shares		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Shareholders’ Equity
	Shares	Amount
Shareholders’ equity, October 29, 2004 (commencement of operations)	—	$—	$—	$—	$—	$—
Issuance of common shares	40,000,000	400	—	—	—	400
Capital contributions	—	—	100,300	—	—	100,300
Net (loss)	—	—	—	(1,465)	—	(1,465)
Balance, December 31, 2004	40,000,000	400	100,300	(1,465)	—	99,235
Capital contributions	—	—	299,300	—	—	299,300
Amortization of share based payments	—	—	409	—	—	409
Comprehensive income:
Net income	—	—	—	228	—	228
Other comprehensive income:
Change in fair value of derivatives	—	—	—	—	1,864	1,864
Unrealized appreciation on debt securities	—	—	—	—	9,900	9,900
Total comprehensive income						11,992
Balance, December 31, 2005	40,000,000	$400	$400,009	$(1,237)	$11,764	$410,936

The accompanying notes are an integral part of these consolidated financial statements.

Aircastle Limited and Subsidiaries
Consolidated Statements of Cash Flows
(Dollars in thousands)

	Period from October 29 (Commencement of Operations) to December 31, 2004	Year Ended December 31, 2005
Cash flows from operating activities
Net income (loss)	$(1,465)	$228
Adjustments to reconcile net (loss) income to net cash provided by operating activities (inclusive of amounts related to discontinued operations):
Depreciation	390	14,460
Amortization	30	2,072
Deferred income taxes	—	333
Accretion of purchase discount on debt securities	—	(787)
Share based payments expense	—	409
Ineffective portion of cash flow hedges	—	126
(Loss) on sale of debt securities	—	7
Changes in certain assets and liabilities:
Restricted cash and cash equivalents	—	(40,652)
Accounts receivables	(350)	(2,765)
Other assets	(61)	(535)
Payable to affiliates	1,098	(988)
Security deposits and maintenance payments	3,474	33,615
Accounts payable, accrued expenses and other liabilities	272	9,700
Lease rentals received in advance	902	5,339
Net cash provided by operating activities	4,290	20,562
Cash flows from investing activities
Acquisition and improvement of flight equipment	(97,405)	(664,643)
Investment in purchase of flight equipment held for sale	—	(54,917)
Purchase of debt securities	—	(29,376)
Leasehold improvements, furnishings and equipment	—	(2,892)
Deposits on aircraft purchases	—	(3,465)
Principal repayments on debt securities	—	10,461
Proceeds from sale of debt securities	—	2,688
Net cash used in investing activities	(97,405)	(742,144)
Cash flows from financing activities
Issuance of common shares	400	—
Credit facility borrowings	—	490,588
Deferred financing costs	—	(4,613)
Proceeds from repurchase agreements	—	8,679
Principal repayment of repurchase agreements	—	(14)
Capital contributions	92,715	306,885
Net cash provided by financing activities	93,115	801,525
Net increase in cash and cash equivalents	—	79,943
Cash and cash equivalents at beginning of period	—	—
Cash and cash equivalents at end of period	$—	$79,943
Supplemental disclosures of cash flow information
Cash paid during the period for interest	$—	$6,695

The accompanying notes are an integral part of these consolidated financial statements.

Aircastle Limited and Subsidiaries
Notes to Consolidated Financial Statements

(Dollars in thousands, except per share amounts)

1.	Organization

Aircastle Limited, formerly Aircastle Investment Limited, (‘‘Aircastle’’, the ‘‘Company’’, ‘‘we’’, ‘‘our’’) is a Bermuda company that was incorporated on October 29, 2004 by Fortress Investment Group LLC and certain of its affiliates (together, the ‘‘Shareholders,’’ or ‘‘Fortress’’) under the provisions of Section 14 of the Companies Act 1981 of Bermuda. Aircastle’s business is investing in aviation assets, including acquiring, managing and leasing commercial jet aircraft to airlines throughout the world and investing in aircraft related debt investments.

Pursuant to a Shareholders Agreement executed November 24, 2004 (‘‘the Shareholders Agreement’’), the Shareholders committed to contribute $400,000 in initial equity to Aircastle. As of December 31, 2005, the Shareholders had completed making their initial $400,000 cash capital contribution.

2.	Summary of Significant Accounting Policies

Basis of Presentation

Aircastle is a holding company that conducts its business through subsidiaries. Aircastle owns directly or indirectly all of the outstanding common shares of its subsidiaries. The consolidated financial statements presented are prepared in accordance with U.S. generally accepted accounting principles (‘‘GAAP’’).

Certain prior year amounts have been reclassified to conform to the current year’s presentation.

Principles of Consolidation

The consolidated financial statements include the accounts of Aircastle and all of its subsidiaries. All significant intercompany transactions and balances have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. While Aircastle believes that the estimates and related assumptions used in the preparation of the consolidated financial statements are appropriate, actual results could differ from those estimates.

Cash and Cash Equivalents and Restricted Cash and Cash Equivalents

Aircastle considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

Restricted cash and cash equivalents consists primarily of maintenance deposits and security deposits received from lessees pursuant to the terms of various lease agreements, and rent collections held in lockbox accounts pursuant to our credit facilities.

All of our cash and cash equivalents and restricted cash and cash equivalents are held by three major financial institutions.

Debt Securities

Aircastle accounts for debt securities in accordance with Statement of Financial Accounting Standards (‘‘SFAS’’) No. 115, Accounting for Certain Investments in Debt and Equity Securities. As

Aircastle Limited and Subsidiaries
Notes to Consolidated Financial Statements   (continued)

(Dollars in thousands, except per share amounts)

of December 31, 2005 all of our debt securities are classified as available-for-sale and are reported at fair value, based on quoted market prices, with unrealized gains and losses included in shareholders’ equity as a component of accumulated other comprehensive income, net of applicable taxes, if any. The cost of securities sold is based on the specific identification method. Interest on these securities is accrued as earned and included in interest income. Unrealized losses considered to be ‘‘other-than-temporary’’ are recognized in earnings.

Flight Equipment Held for Lease

Flight equipment held for lease is stated at cost and depreciated using the straight-line method over a 25 year life from the date of manufacture to estimated residual values. Estimated residual values are generally determined to be approximately 15% of the manufacturer’s estimated realized price for the flight equipment when new. Management may, at its discretion, make exceptions to this policy on a case-by-case basis when, in its judgment, the residual value calculated pursuant to this policy does not appear to reflect current expectations of residual values. Examples of situations where exceptions may arise include, but are not limited to:

•	Flight equipment where estimates of the manufacturer’s realized sales prices are not relevant (e.g., freighter conversions)

•	Flight equipment where estimates of the manufacturer’s realized sales prices are not readily available (e.g., older flight equipment)

•	Flight equipment which may have a shorter useful life due to obsolescence.

Major improvements and modifications incurred in connection with the acquisition of aircraft that are required to get the aircraft ready for initial service are capitalized and depreciated over the remaining life of the flight equipment.

Lease acquisition costs related to reconfiguration of the aircraft cabin and other lessee specific modifications are capitalized and amortized into expense over the initial life of the lease, assuming no lease renewals and are included in other assets.

Cash incentives paid to lessees are capitalized as prepaid lease incentive costs and are amortized into revenue over the initial life of the lease, assuming no lease renewals and are included in other assets.

Generally, lessees are required to provide for repairs, scheduled maintenance and overhauls during the lease and to be compliant with return conditions of flight equipment at lease termination. Costs paid by us of scheduled maintenance and overhauls in excess of amounts paid by lessees are capitalized and depreciated over a period to the next scheduled maintenance or overhaul event. We have not incurred such expenditures to date. Miscellaneous repairs are expensed when incurred.

Lease premiums relate to leases acquired with the purchase of an aircraft that were determined to be above fair value. This premium is capitalized and amortized using the straight-line method over the initial lease term assuming no renewals, and is included in other assets.

Flight Equipment Held for Sale

In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (‘‘SFAS No. 144’’), flight equipment held for sale is stated at the lower of carrying value or fair value less estimated costs to sell.

Aircastle Limited and Subsidiaries
Notes to Consolidated Financial Statements   (continued)

(Dollars in thousands, except per share amounts)

Flight equipment held for sale is not depreciated and related deferred costs are not amortized. Subsequent changes to the asset’s fair value, either increases or decreases, are recorded as adjustments to the carrying value of the flight equipment; however, any such adjustment would not exceed the original carrying value of the flight equipment held for sale. The rent received from flight equipment held for sale and related interest expense, net of income taxes, are reported in income from discontinued operations.

Impairment of Flight Equipment

In accordance with SFAS No. 144, Aircastle reviews its flight equipment for impairment when indicators of impairment exist. Impairment exists when the carrying value of an aircraft exceeds the sum of the undiscounted cash flows and its fair value. Our review for impairment includes a consideration of the existence of impairment indicators including third party appraisals of our aircraft, adverse changes in market conditions for specific aircraft types and the occurrence of significant adverse changes in general industry and market conditions that could affect the fair value of our aircraft. When indicators of impairment suggest that the carrying value of an aircraft may not be recoverable we determine whether SFAS No. 144’s impairment recognition criteria have been met by evaluating whether the carrying value of the asset exceeds the undiscounted future cash flows expected to result from the use and eventual disposition of the asset. The preparation of the undiscounted cash flows requires the use of assumptions and estimates, including the level of future rents, the residual value expected to be realized upon disposition of the asset, estimated downtime between re-leasing events and the amount of re-leasing costs.

If we determine that the carrying value may not be recoverable, we will assess the fair values of the assets. In determining the fair value of the assets, we consider market trends, published values for similar aircraft, recent transactions of similar aircraft and quotes from third party appraisers.

Security Deposits and Maintenance Payments

Most of Aircastle’s operating leases require the lessee to pay Aircastle a security deposit or provide a letter of credit. At December 31, 2004 and 2005, security deposits represent cash received from the lessee that are held on deposit until lease expiry. Aircastle’s operating leases also obligate the lessees to maintain flight equipment and comply with all governmental requirements applicable to the flight equipment, including, without limitation, operational, maintenance, registration requirements and airworthiness directives. In all of Aircastle’s operating leases, the lessee is obligated to pay maintenance payments or end of lease payments for certain scheduled maintenance, which may be used to reimburse lessees for costs of certain agreed upon maintenance. We do not record any portion of maintenance payments as revenue at the time of receipt.

Income Taxes

Aircastle provides for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes (‘‘SFAS No. 109’’). SFAS No. 109 requires an asset and liability based approach in accounting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributed to differences between the financial statement and tax basis of existing assets and liabilities using enacted rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is established when necessary to reduce deferred tax assets to the amount estimated by Aircastle to be realizable.

Aircastle Limited and Subsidiaries
Notes to Consolidated Financial Statements   (continued)

(Dollars in thousands, except per share amounts)

Hedging Activities

In the normal course of business, we utilize derivative financial instruments to manage our exposure to interest rate risks. We account for derivatives in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (‘‘SFAS No. 133’’). All derivatives are recognized on the balance sheet at their fair value. Through December 31, 2005 all of our derivative activities were cash flow hedges. On the date that we enter into a derivative contract, we formally document all relationships between hedging instruments and hedged items, as well as risk management objectives and strategies for undertaking various hedge transactions.

This includes linking all derivatives that are designated as cash flow hedges to specific assets or liabilities on the balance sheet. We also assess (both at the hedge’s inception and on an ongoing basis) whether the derivatives that are used in hedging transactions have been highly effective in offsetting changes in the cash flows of hedged items and whether those derivatives may be expected to remain highly effective in future periods. If it were to be determined that a derivative is not (or has ceased to be) highly effective as a hedge, we would discontinue hedge accounting prospectively.

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash flow hedge, to the extent that the hedge is effective, are recorded in accumulated other comprehensive income, until earnings are affected by the variability of cash flows of the hedged transaction (e.g., until periodic settlements of the variable rate liability are recorded in earnings). Any hedge ineffectiveness (which represents the amount by which the change in the fair value of the derivative exceeds the variability in the cash flows of the forecasted transaction) is recorded in current period earnings. Changes in the fair value of derivative financial instruments that did not qualify for hedge treatment under SFAS No. 133 are reported in current period earnings.

Repurchase Agreements

Debt securities sold under agreements to repurchase (‘‘repurchase agreements’’) normally do not constitute economic sales and are therefore treated as collateralized financing transactions and are carried at the amount of cash received. Repurchase agreements are recorded as liabilities, with the underlying debt securities sold continuing to be classified as debt securities available-for-sale. Liabilities recorded under these agreements are accounted for on an accrual basis with interest reported in interest expense. At December 31, 2005, substantially all of our repurchase agreements are with parties from whom we did not originally acquire the debt securities.

Lease Rentals

We lease flight equipment under net operating leases with lease terms typically ranging from 3 to 7 years. We generally do not offer renewal terms or purchase options to our lessees, although certain of our operating leases allow the lessee the option to extend the lease for an additional term. Operating leases with fixed rentals and step rentals are recognized on a straight-line basis over the term of the initial lease, assuming no renewals. Operating lease rentals that adjust based on a LIBOR index are recognized on a straight-line basis over the period the rentals are fixed and accruable. Revenue is not recognized when collection is not reasonably assured.

Comprehensive Income

Comprehensive income consists of net income (loss) and other gains and losses, net of income taxes, if any, affecting shareholders’ equity that under GAAP are excluded from net income (loss).

Aircastle Limited and Subsidiaries
Notes to Consolidated Financial Statements   (continued)

(Dollars in thousands, except per share amounts)

At December 31, 2005 such amount consists of the effective portion of fluctuations in the fair value of derivatives designated as cash flow hedges and unrealized gains on the fair value of debt securities classified as available-for-sale.

Share Based Compensation

Aircastle adopted SFAS No. 123(R), Share Based Payment (‘‘SFAS No. 123(R)’’), effective January 1, 2005. Pursuant to SFAS No. 123(R), Aircastle recognizes compensation cost relating to share-based payment transactions in the financial statements based on the fair value of the equity instruments issued. Aircastle uses the straight line method of accounting for compensation cost on share-based payment awards that contain pro-rata vesting provisions.

Deferred Financing Costs

Costs in connection with borrowings are deferred and amortized over the life of the revolving credit facility and are charged to interest expense.

Leasehold Improvements, Furnishings and Equipment

Improvements made in connection with the leasing of office facilities are capitalized as leasehold improvements and are amortized on a straight line basis over the minimum lease period. Furnishings and equipment are capitalized at cost and are amortized over the estimated life of the related assets which range between 3 and 5 years.

Impact of Recently Issued Accounting Standard

In November 2005, the Financial Accounting Standards Board (‘‘FASB’’) issued Staff Position No. FAS 115-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments (‘‘FSP 115-1’’). FSP 115-1 provides accounting guidance for determining and measuring other-than-temporary impairments of debt and equity securities, and confirms the disclosure requirements for investments in unrealized loss positions as outlined in EITF issue 03-01, The Meaning of Other-Than-Temporary Impairments and its Application to Certain Investments. The accounting requirements of FSP 115-1 are effective for Aircastle on January 1, 2006 and are not expected to have a material impact on our consolidated financial position, results of operations or cash flows.

3.	Fair Value of Financial Instruments

Aircastle’s financial instruments, other than cash, consist principally of cash equivalents, restricted cash and cash equivalents, accounts receivable, debt securities, accounts payable, amounts borrowed under credit facilities, repurchase agreements and cash flow hedges. The fair value of cash, cash equivalents, restricted cash and cash equivalents, accounts receivable and accounts payable approximates the carrying value of these financial instruments because of their short term nature. Borrowings under our credit facilities and repurchase agreements bear floating rates of interest which reset monthly or quarterly to a market benchmark rate plus a credit spread. We believe that, for similar financial instruments with comparable credit risks, the effective rate of these agreements approximates market rates. Accordingly, the carrying amounts of these agreements are believed to approximate their fair values. The fair value of our debt securities and cash flow hedges are generally available from broker quotations.

Aircastle Limited and Subsidiaries
Notes to Consolidated Financial Statements   (continued)

(Dollars in thousands, except per share amounts)

4.	Lease Rental Revenue and Flight Equipment Held for Lease

Minimum future annual rentals contracted to be received under our existing operating leases at December 31, 2005 are as follows:

Year Ending December 31	Amount
2006	$113,000
2007	103,900
2008	92,100
2009	73,800
2010	58,100
Thereafter	98,500
$539,400

Geographic concentrations of lease rental revenues earned from flight equipment held for lease are as follows:

	Period from October 29, 2004 (commencement of operations) through December 31, 2004		Year ended December 31, 2005
Region	Number of Aircraft	Revenue %	Number of Aircraft	Revenue %
Europe	1	100%	16	40%
Asia	1	—	9	32%
North America	—	—	4	19%
Latin America	—	—	3	9%
Off-lease	1	—	—	—
	3	100%	32	100%

The classification of regions above and below is determined based on the principal location of the lessee of the aircraft.

For the year ended December 31, 2005 four customers accounted for 55.0% of all lease revenue. The lease rental income, as a percent of total lease income, for these four customers was 19.3%, 13.4%, 11.4% and 10.9%. No other customer was responsible for lease revenue in excess of 10%.

Amortization of lease premiums related to certain acquired operating leases was $30 and $734 for 2004 and 2005, respectively, and is netted against lease rental revenue.

Aircastle Limited and Subsidiaries
Notes to Consolidated Financial Statements   (continued)

(Dollars in thousands, except per share amounts)

Geographic concentrations of net book values of flight equipment held for lease were as follows:

	December 31, 2004		December 31, 2005
Region	Number of Aircraft	Net Book Value %	Number of Aircraft	Net Book Value %
Europe	1	33%	16	40%
Asia	1	30%	9	26%
North America	—	—	4	29%
Latin America	—	—	3	5%
Off-lease	1	37%	—	—
	3	100%	32	100%

At December 31, 2004 and 2005 lease acquisition costs included in other assets was $0 and $775, respectively. At December 31, 2004 and 2005 prepaid lease incentive costs included in other assets was $0 and $453, respectively.

5.	Discontinued Operations and Flight Equipment Held for Sale

As of December 31, 2005, we had one aircraft classified as flight equipment held for sale. The flight equipment has been under lease since the date of the acquisition and revenue and related interest expense has been recorded as part of earnings from discontinued operations, net of income tax provision. Earnings from discontinued operations for the year ended December 31, 2005 were as follows:

Earnings from discontinued operations
Lease rental revenue	$1,626
Interest expense	(404)
Earnings before income tax provision	1,222
Income tax provision	(115)
Earnings from discontinued operations	$1,107

The aircraft is financed in part using $36,666 borrowed under one of our credit facilities. Interest expense allocated to the discontinued operation was directly attributable to the funds borrowed to purchase the aircraft. We are actively marketing this flight equipment and expect to sell it within one year from acquisition. The net cash flows from the aircraft are expected to continue until the aircraft is sold.

6.	Debt Securities

At December 31, 2005 all of our debt securities are corporate debt obligations and are classified as available-for-sale. These debt obligations are interests in pools of loans and are collateralized by interests in commercial aircraft of which $4,066 are investment grade and $22,841 are subordinate to other debt related to such aircraft. The aggregate fair value of our debt securities at December 31, 2005 was $26,907. All of our debt securities had unrealized gains at the end of 2005. The total unrealized gain of $9,900 is included in accumulated other comprehensive income.

Aircastle Limited and Subsidiaries
Notes to Consolidated Financial Statements   (continued)

(Dollars in thousands, except per share amounts)

One of our debt securities with a fair value of $7,041 at December 31, 2005 has a stated maturity in 2010. Our remaining three debt securities, with an aggregate fair value of $19,866, have remaining terms to stated maturity in excess of ten years after December 31, 2005. All of our debt securities provide for the periodic payment of both principal and interest and are subject to prepayment and/or acceleration depending on certain events, including sale of the underlying collateral aircraft and events of default. Therefore, the expected maturity of our debt securities may be less than the stated maturities.

7.	Borrowings Under Credit Facilities

We used two separate credit facilities to fund a portion of the purchase price of our acquisitions of flight equipment. These borrowings are secured by our interests in the leases on the flight equipment, including our rights to receive rents and other income from the flight equipment, our ownership interests in the special purpose entities that own the flight equipment, funds on deposit in lockbox accounts established to collect rents and any security deposits and/or maintenance payments received from the lessees and certain other interests.

In February 2005, we entered into a $300,000 revolving credit facility with a group of banks to finance the acquisition of flight equipment and related improvements. The interest rate on the facility is the one month LIBOR plus 1.50%. The interest rate, which resets monthly, was 5.87% at December 31, 2005. Additionally, we are required to pay a 0.25% fee on the amount of any unused portion of the total committed facility. The facility required monthly payments of interest only until the end of the revolving period on February 24, 2006. Thereafter, the facility requires monthly payments of interest and amortization of principal through the final scheduled termination of the facility on February 24, 2007. In August 2005, the terms of the credit facility were amended to increase the amount of the facility to $600,000. At December 31, 2005, we had borrowed $380,590 and had $219,410 unused and available on the facility. Scheduled principal installments to be paid on this credit facility in 2006 and 2007 are $19,830 and $360,760, respectively.

In October 2005 Aircastle entered into a credit facility for $109,998 with a bank to finance the acquisition of three aircraft. The interest rate on the facility is one month LIBOR plus 1.50%. The interest rate, which resets monthly, was 5.86% at December 31, 2005. The facility, which matures on October 24, 2006, provides for the monthly payment of interest only. On or prior to maturity, we plan to refinance this credit facility with long-term financing.

8.	Repurchase Agreements

We entered into repurchase agreements to fund a portion of the purchase price of certain of our debt securities. The repurchase agreements are secured by liens on the debt securities that were acquired. At December 31, 2005, debt securities available-for-sale with a fair value of $11,107 were pledged as collateral for the repurchase agreements. The repurchase agreements provide for the payment of interest at LIBOR based rates plus spreads ranging between 0.50% and 0.75% (4.88% to 5.20% at December 31, 2005). At December 31, 2005, the repurchase agreements are scheduled to mature through June 2006. Upon maturity, we plan to refinance the repurchase agreements on similar terms and conditions. The weighted average interest rate paid on these repurchase agreements at December 31, 2005 was 5.09%.

9.	Income Taxes

Income taxes have been provided based upon the tax laws and rates in the countries in which operations are conducted and income is earned. The Company received an assurance from the

Aircastle Limited and Subsidiaries
Notes to Consolidated Financial Statements   (continued)

(Dollars in thousands, except per share amounts)

Bermuda government that it would be exempted from local income, withholding and capital gains taxes until March 2016. Consequently, the provision for income taxes recorded relates to income earned by certain subsidiaries of the Company which are located in or earn income in jurisdictions that impose income taxes, primarily the United States and Ireland.

The sources of income (loss) from continuing operations before income taxes for the year ended December 31, 2005 are as follows:

Year Ended December 31, 2005
Bermuda	$(2,651)
Non-Bermuda	2,712
$61

The components of income tax provision from continuing operations for the year ended December 31, 2005 consist of the following:

Year Ended December 31, 2005
Current	$607
Deferred	333
Total	$940

Significant components of the Company’s deferred tax assets and liabilities at December 31, 2005 consist of the following:

Year Ended December 31, 2005
Deferred tax assets
Share based payments	$152
Net operating loss carryforward	49
Other	6
Total deferred tax assets	207
Deferred tax liabilities
Accelerated depreciation	(333)
U.S. withholding taxes on unremitted earnings	(207)
Total deferred tax liabilities	(540)
Net deferred tax liability	$(333)

The Company has approximately $390 of net operating loss carryforwards available to offset future taxable income in Ireland. Deferred tax assets and liabilities are included in other assets and accounts payable and accrued liabilities, respectively, in the accompanying balance sheet.

Aircastle Limited and Subsidiaries
Notes to Consolidated Financial Statements   (continued)

(Dollars in thousands, except per share amounts)

We do not expect to incur income taxes on future distributions of undistributed earnings of non-U.S. subsidiaries and, accordingly, no deferred income taxes have been provided for the distribution of such earnings. Withholding taxes have been provided on unremitted U.S. earnings.

10.    Commitments and Contingencies

Rent expense, primarily for the corporate office and sales and marketing facilities, was approximately $293 for the year ended December 31, 2005. Amounts for 2005 include $43 of rent expense paid to Fortress for occupancy of shared space.

As of December 31, 2005 Aircastle is obligated, under non-cancelable operating leases relating principally to office facilities, for future minimum lease payments in each of the years ending December 31, as follows:

2006	$500
2007	500
2008	500
2009	500
2010	500
Thereafter	1,000
$3,500

At December 31, 2005, Aircastle had letters of intent to acquire nine aircraft for an estimated purchase price of $191,620. Although the closing of each purchase is contingent on the seller meeting certain conditions precedent, the Company expects that all of the aircraft will be acquired during the first quarter of 2006. The purchase price of the aircraft under these letters of intent is subject to variable price provisions that typically reduce the final purchase price if the actual closing occurs beyond an initially agreed upon date.

All of our credit facilities contain standard provisions present in credit facilities of this type that obligate us to reimburse the banks for any increased costs associated with continuing to hold the loan on their books which arise as a result of broadly defined regulatory changes, including changes in reserve requirements and bank capital requirements. These indemnities would have the practical effect of increasing the interest rate on our debt if they were to be triggered. In all cases, we have the right to repay the credit facility and avoid the increased costs. The term of the indemnities matches the length of the related credit facility.

11.    Related Party Transactions

During 2004 and 2005, Fortress provided certain support services to Aircastle. These direct operating costs in the amount of $1,098 in 2004 and $311 in 2005 primarily included payroll and benefit costs, office supplies and professional fees paid to third parties. These expenses were charged to Aircastle at cost and are included in selling, general and administrative expenses in our consolidated statement of operations.

As of December 31, 2004 and 2005, $1,098 and $105, respectively, were payable to Fortress. As of December 31, 2004, receivable from shareholders represented cash for a capital contribution of $7,585 held by Fortress on Aircastle’s behalf. This amount was received in the first quarter of 2005.

Aircastle Limited and Subsidiaries
Notes to Consolidated Financial Statements   (continued)

(Dollars in thousands, except per share amounts)

For the year ended December 31, 2005, Aircastle paid $235 for legal fees related to the establishment and financing activities of Bermuda companies and $155 for Bermuda corporate services related to our Bermuda companies to a law firm and a secretarial services provider, respectively, affiliated with a Bermuda resident director serving on certain subsidiary company boards. The Bermuda director serves as an outside director of these subsidiaries.

Aircastle employees participate in various benefit plans sponsored by Fortress including a voluntary savings plan (401(k) plan) and other health and benefit plans. Aircastle reimbursed Fortress $13 and $155 for 2004 and 2005, respectively, for the cost of its employees’ coverage in the various health and benefit plans. Similarly, Aircastle will reimburse Fortress for the matching contribution, up to 3% of eligible earnings, when that contribution is actually funded. At December 31, 2005, Aircastle’s estimated contribution was $52 which was recorded in other liabilities.

12.    Derivatives

We enter into derivative financial instruments designated as cash flow hedges for the purpose of hedging the risks of certain existing and forecasted transactions. In general, the types of risks hedged are those relating to the variability of interest payments on our existing and expected future variable rate debt caused by movements in benchmark interest rates. Aircastle enters into designated cash flow hedge derivatives only for the purpose of hedging such risks, not for speculation. Aircastle generally intends to hedge only the risk related to changes in the benchmark interest rate, typically LIBOR.

We enter into interest rate swap transactions that require the Company to make periodic fixed payments on a notional amount and receive floating rate payments to match the floating rate payments on its existing repurchase agreements, which require payment based on a variable interest rate index. At December 31, 2005, we had interest rate swaps outstanding with a notional amount of $7,900 to hedge against future interest payments on $8,665 of repurchase agreements. For the year ended December 31, 2005 Aircastle recognized ineffectiveness amounting to $51 related to these cash flow hedges. This amount is included in interest income on the consolidated statements of operations.

We also entered into forward starting interest rate swaps to hedge the risk of interest rate fluctuations with respect to anticipated financings. The primary risk involved is that interest rates may increase between the date flight equipment is acquired and the closing of the anticipated financings. At December 31, 2005, future interest payments on the anticipated financings that were expected to be issued in the first quarter of 2006 were designated as the hedged items to interest rate swap agreements with a total notional amount of $600,000. These swaps, which had a start date of December 15, 2005, have a mandatory termination date of April 28, 2006. At that time, it is expected that any gain or loss will be realized, and the resulting deferred gain or loss will be amortized into income over the life of anticipated financing, which is expected to be five years. For the year ended December 31, 2005, Aircastle recognized ineffectiveness of ($177) related to these cash flow hedges. This amount is included in interest expense on the consolidated statements of operations.

As of December 31, 2005, the accumulated other comprehensive gain related to cash flow hedges, was $1,864. It is expected that approximately $214 of these existing gains will be reclassified into earnings in the next twelve months.

Aircastle Limited and Subsidiaries
Notes to Consolidated Financial Statements   (continued)

(Dollars in thousands, except per share amounts)

13.    Shareholders’ Equity, Share Based Payments and Earnings (Loss) Per Share

Aircastle is required to present both basic and diluted earnings (loss) per share (‘‘EPS’’). Basic EPS is calculated by dividing net income (loss) by the weighted average number of shares of common shares outstanding during each period. The weighted average shares outstanding exclude our unvested shares for purposes of Basic EPS. Diluted EPS is calculated by dividing net income (loss) by the weighted average number of shares of common shares outstanding during the period while also giving effect to all potentially dilutive common shares that were outstanding during the period based on the treasury stock method. For the period from October 29 (commencement of operations) through December 31, 2004 the company had no common stock equivalents. For the year ended December 31, 2005, based on the treasury stock method, we had 24,071 anti-dilutive common share equivalents resulting from restricted shares.

The calculations of both basic and diluted earnings (loss) per share are as follows:

	Period from October 29 (Commencement of operations) to December 31, 2004	Year Ended December 31, 2005
Numerator:
Loss from continuing operations	$(1,465)	$(879)
Earnings from discontinued operations, net of income taxes	—	1,107
Net income (loss)	$(1,465)	$228
Denominator for basic earnings per share	40,000,000	40,000,000
Effect of dilutive restricted shares	—	— (a)
Denominator for diluted earnings per share	40,000,000	40,000,000
Basic earnings (loss) per share:
Loss from continuing operations	$(.04)	$(.02)
Earnings from discontinued operations, net of income taxes	—	.03
Net income (loss)	$(.04)	$.01
Diluted earnings (loss) per share:
Loss from continuing operations	$(.04)	$(.02)
Earnings from discontinued operations, net of income taxes	—	.03
Net income (loss)	$(.04)	$.01

(a)	Anti-dilutive

On January 31, 2006, the Shareholders approved the Second Amended and Restated Shareholders’ Agreement (the ‘‘Amended Shareholders Agreement’’). The Amended Shareholders Agreement provided for an increase in the authorized number of shares from 12,000 shares of $1.00 par value to 100 million, and the subdivision of the Company’s issued and outstanding common shares from 12,000 shares of $1.00 par value to 40,000,000 shares of $0.01 par value. All

Aircastle Limited and Subsidiaries
Notes to Consolidated Financial Statements   (continued)

(Dollars in thousands, except per share amounts)

share and per share data for periods presented in the accompanying consolidated financial statements and notes thereto give retroactive effect to this transaction.

During 2005, the Company entered into employment agreements in connection with recruiting and hiring of certain employees. The employment agreements provide for grants of restricted shares (the ‘‘initial grants’’) that vest over five year periods based on continued service. Based on these employment agreements, the Company granted 347,500 shares in the first half of 2005 and 25,000 shares on July 5, 2005 with a weighted average fair value at grant date of $8.50. None of the shares vested in 2005. Compensation cost in 2005 for the awards was $409.

As of December 31, 2005, there was $2,757 of total unrecognized compensation cost related to nonvested, share-based compensation arrangements. That cost was expected to be recognized over a weighted average period of 4.4 years. The fair value of the shares was determined based on a retrospective valuation performed by an unrelated valuation specialist. The valuation relied on observed equity investments made by the Shareholders, adjusted to reflect the lack of marketability of the shares granted to employees.

14.    Segment Information

We have two reportable segments: Aircraft Leasing and Debt Investments. We present our segment information on a contribution margin basis consistent with the information that our chief executive officer (the Chief Operating Decision Maker or ‘‘CODM’’) reviews in assessing segment performance and allocating resources. Contribution margin includes revenue, depreciation, interest expense and other expenses that are directly connected to our business segments. We believe contribution margin is an appropriate measure of performance because it reflects the marginal profitability of our business segments excluding overhead.

Aircraft Leasing

The Aircraft Leasing segment consists of amounts earned from our commercial aircraft leasing operations. All of our aircraft are subject to net operating leases whereby the lessee is responsible for maintaining the aircraft and paying all operational and insurance costs. In many of our leases we are obligated to bear a portion of maintenance costs or costs associated with modifications required by manufacturers or regulators. We retain the benefit, and bear the risk, of re-leasing and the residual value of the aircraft upon expiry or early termination of the lease.

Debt Investments

In the first quarter of 2005 the Company commenced a segment that is engaged in the investing in debt securities from structured financings in the airline industry. For the year ended December 31, 2005, this segment’s activities consisted of amounts earned from our investments in debt securities secured by commercial jet aircraft including enhanced equipment trust certificates, or EETCs, and other forms of collateralized debt.

Aircastle Limited and Subsidiaries
Notes to Consolidated Financial Statements   (continued)

(Dollars in thousands, except per share amounts)

Information on reportable segments and the reconciliation to income from continuing operations before income taxes for the year ended December 31, 2005 is as follows:

	Year Ended December 31, 2005
	Aircraft Leasing	Debt Investments	Total
Revenues
Lease rentals	$32,978	$—	$32,978
Interest income	—	2,942	2,942
Other revenues	2	104	106
Total revenues	32,980	3,046	36,026
Expenses
Depreciation	14,295	—	14,295
Interest	8,930	173	9,103
Other expenses	1,078	—	1,078
Total expenses	24,303	173	24,476
Contribution margin	$8,677	$2,873	$11,550
Segment Assets	$803,253	$27,369	$830,622

Total contribution margin reported as segment profit for reportable business segments is reconciled to income from continuing operations before income taxes as follows:

Contribution margin	$11,550
Selling, general and administrative expenses	(12,595)
Depreciation and other expenses	(258)
Interest income on cash balances	1,364
Income from continuing operations before income taxes	$61

The Company’s CODM does not consider selling, general and administrative expenses, depreciation from leasehold improvements and office equipment and other expenses in the evaluation of the operating segment’s results as such costs are semi-fixed and do not bear a direct correlation to operating results. The Company’s CODM does not consider interest income on all cash balances in the evaluation of the operating segment’s results as such amounts do not bear a direct correlation to operating results. Additionally, during 2005, the Company’s first full year of existence a substantial portion of costs excluded from segment results were either one-time organizational charges or were incurred in a ramp up phase.

Aircastle Limited and Subsidiaries
Notes to Consolidated Financial Statements   (continued)

(Dollars in thousands, except per share amounts)

Total assets reported as segment is reconciled to total assets as follows:

Segment assets	$830,622
Operating cash accounts	79,943
Flight equipment held for sale	54,917
All other	2,050
$967,532

15.    Subsequent Events

Shareholders’ Equity

In January 2006, the Board of Directors and Shareholders adopted the Aircastle Investment Limited 2005 Equity and Incentive Plan (the ‘‘2005 Plan’’). The purpose of the Plan is to provide additional incentive to selected management employees. The 2005 Plan provides that the Company may grant (a) share options, (b) share appreciation rights, (c) awards of restricted shares, deferred shares, performance shares, unrestricted shares or other share-based awards, or (d) any combination of the foregoing. The 2005 Plan includes four million shares that are reserved and available for issuance. The 2005 Plan provides that grantees of restricted shares will have all of the rights of shareholders, including the right to receive dividends, other than the right to sell, transfer, assign or otherwise dispose of the shares until the lapse of the restricted period.

In February and March of 2006, the Board ratified the initial grants of 372,500 shares provided for in certain employment contracts and approved new grants of 412,500 restricted shares pursuant to the terms of the 2005 Plan. Generally, the restricted shares vest over five year periods, based on continued service. The terms of the grants provide for accelerated vesting under certain circumstances, including termination without cause and termination without cause following a change of control. The grant also imposes lock up restrictions on restricted shares from the date of grant through 120 days after the date of any initial public offering, and provides for certain further restrictions and notice periods thereafter.

The total fair value of the shares granted under the 2005 Plan in 2006 is estimated to be $9,075. After giving effect to the 2006 grants, the weighted average period over which the compensation cost is expected to be recognized is 3.6 years. The fair value of the restricted shares granted in 2006 was determined based on a retrospective estimate of the offering range per share from the anticipated initial public offering.

On January 31, 2006, the Shareholders committed to contribute up to $100,000 of equity to Aircastle. On February 8, 2006, the Shareholders purchased an additional 3,693,200 shares at $10 per share.

Financing Activities

On February 24, 2006, the revolving period of our $600,000 credit facility was extended to May 31, 2006, and the maximum amount of the credit facility was reduced to $525,000 and on April 28, 2006 the maturity date was extended to May 31, 2006.

On February 28, 2006, we entered into a $500,000 revolving credit facility with a group of banks, as lenders, to finance the acquisition of aircraft and related improvements. The borrowing base is

Aircastle Limited and Subsidiaries
Notes to Consolidated Financial Statements   (continued)

(Dollars in thousands, except per share amounts)

equal to the net book value facility on an annualized basis. The facility requires the monthly payment of interest and principal, to the extent of 85% of any decrease in the net book value of the assets, through the final maturity of the facility on August 28, 2007. The facility limits our ability to pay dividends prior to an initial public offering (IPO). After any IPO, the facility has no restrictions on the amount of dividends we can pay, provided that we are not in default. Additionally, after any IPO, we are required under the credit facility to maintain a net worth of no less than $500,000.

Debt Securities

On March 10, 2006, we purchased two debt securities for $94,097. The purchase was funded in part by entering into a repurchase agreement for $75,647 with a bank from whom we did not purchase the securities. The repurchase agreement, which matures on March 1, 2007, provides for the monthly payment of interest at one-month LIBOR rate plus 0.50%. We designated an interest rate swap which we had entered into on February 2, 2006 as a hedge of the future variable rate interest payments on the repurchase agreement. The interest rate swap has an initial notional principal amount of $74,000, which decreases periodically based on estimated projected principal payments on the debt securities. The interest rate swap, which matures on July 1, 2010, provides for the semi-annual payment of a fixed rate of 5.02% and the monthly receipt of the one-month LIBOR rate on the notional amount.

Discontinued Operation

On March 29, 2006, we sold the aircraft held for sale for a gain. The related outstanding debt of $36,666 was repaid plus accrued interest.

Aircastle Limited and Subsidiaries
Consolidated Balance Sheets
(Dollars in thousands, except share data)

	December 31, 2005	September 30, 2006
Assets		(unaudited)
Cash and cash equivalents	$79,943	$38,970
Accounts receivable	3,115	5,489
Debt securities, available for sale	26,907	120,271
Restricted cash and cash equivalents	40,652	106,714
Flight equipment held for sale	54,917	—
Flight equipment held for lease, net of accumulated depreciation of $14,685 and $52,267	746,124	1,509,443
Leasehold improvements, furnishings and equipment, net of accumulated depreciation of $165 and $547	1,529	1,494
Fair value of derivative assets	3,608	308
Aircraft purchase deposits	3,465	2,000
Other assets	7,272	23,770
Total assets	$967,532	$1,808,459
Liabilities and Shareholders’ Equity
Liabilities
Borrowings under credit facilities	$490,588	$351,226
Borrowings from securitization	—	554,733
Accounts payable, accrued expenses and other liabilities	12,038	29,829
Payable to affiliates	105	179
Lease rentals received in advance	6,241	10,233
Repurchase agreements	8,665	83,839
Security deposits and maintenance payments	37,089	111,190
Fair value of derivative liabilities	1,870	18,869
Total liabilities	556,596	1,160,098
Commitments and Contingencies — Note 12
Shareholders’ Equity
Common shares, $.01 par value, 250,000,000 shares authorized, 40,000,000 shares issued and outstanding at December 31, 2005; and 51,507,252 shares issued and outstanding at September 30, 2006	400	515
Additional paid-in capital	400,009	629,238
(Accumulated deficit) retained earnings	(1,237)	9,405
Accumulated other comprehensive income	11,764	9,203
Total shareholders’ equity	410,936	648,361
Total liabilities and shareholders’ equity	$967,532	$1,808,459

The accompanying notes are an integral part of these unaudited consolidated financial statements

Aircastle Limited and Subsidiaries
Consolidated Statements of Operations
(Dollars in thousands, except per share data)
(Unaudited)

	Nine Months Ended September 30,
	2005	2006
Revenues
Lease rentals	$13,047	$121,413
Interest income	2,225	6,588
Other revenue	65	153
Total revenues	15,337	128,154
Expenses
Depreciation	6,644	38,182
Interest (net of interest income of $537 and $4,394 for the nine months ended September 30, 2005 and 2006, respectively)	3,217	35,058
Selling, general and administrative (including non-cash share based payment expense of $249 and $7,729 for the nine months ended September 30, 2005 and 2006, respectively)	7,950	21,219
Other expenses	921	1,229
Total expenses	18,732	95,688
Income (loss) from continuing operations before income taxes	(3,395)	32,466
Income tax provision	461	4,453
Income (loss) from continuing operations	(3,856)	28,013
Earnings from discontinued operations net of income taxes	—	3,399
Net income (loss)	$(3,856)	$31,412
Basic earnings (loss) per share:
Income (loss) from continuing operations	$(.10)	$.64
Earnings from discontinued operations, net of income taxes	—	.08
Net income (loss) per share	$(.10)	$.72
Diluted earnings (loss) per share:
Income (loss) from continuing operations	$(.10)	$.63
Earnings from discontinued operations, net of income taxes	—	.08
Net income (loss) per share	$(.10)	$.71
Dividends paid per share	—	$.506

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Aircastle Limited and Subsidiaries
Consolidated Statements of Cash Flows
(Dollars in thousands)
(Unaudited)

	Nine Months ended September 30,
	2005	2006
Cash flows from Operating activities
Adjustments to reconcile net (loss) income to net cash provided by operating activities (inclusive of amounts related to discontinued operations):	$(3,856)	$31,412
Depreciation	6,644	38,182
Amortization	1,497	2,981
Deferred income taxes	38	2,239
Accretion of purchase discounts on debt securities	(524)	(619)
Non-cash share based payment expense	249	7,729
Cash flow hedges reclassified into earnings	—	(1,197)
Ineffective portion of cash flow hedges	(38)	(815)
Gain on the sale of flight equipment held for sale	—	(2,240)
Changes on certain assets and liabilities:
Accounts receivable	(917)	(2,374)
Restricted cash and cash equivalents	(11,046)	(66,062)
Other assets	(4,111)	(818)
Accounts payable, accrued expenses and other liabilities	3,907	848
Payable to affiliates	(785)	74
Lease rentals received in advance	1,493	3,992
Security deposits and maintenance payments	8,215	74,101
Net cash provided by operating activities	766	87,433
Cash flows from investing activities
Acquisition and improvement of flight equipment	(173,293)	(746,081)
Disposition of flight equipment held for sale	—	57,157
Purchase of debt securities	(22,981)	(92,726)
Margin call on derivative	—	(1,555)
Leasehold improvements, furnishings and equipment	(618)	(347)
Aircraft purchase deposits	(5,280)	(40,997)
Principal repayments on debt securities	312	3,589
Proceeds from sale of debt securities	3,294	—
Net cash used in investing activities	(198,566)	(820,960)
Cash flows from financing activities
Issuance of common shares	—	279,156
Transaction costs from issuance of common shares	—	(20,609)
Repurchase of shares	—	(36,932)
Proceeds from securitization	—	560,000
Credit facility borrowings	129,120	660,302
Securitization repayments	—	(5,267)
Credit facility repayments	—	(799,664)
Deferred financing costs	(2,806)	(14,978)
Proceeds from repurchase agreements	3,039	76,007
Proceeds from terminated cash flow hedges	—	16,142
Principal repayment on repurchase agreement	—	(833)
Dividends paid	—	(20,770)
Capital contributions	130,533	—
Net cash provided by financing activities	259,886	692,554
Net increase (decrease) in cash and cash equivalents	62,086	(40,973)
Cash and cash equivalents at beginning of period	—	79,943
Cash and cash equivalents at end of period	$62,086	$38,970
Supplemental Disclosures of cash flow information
Cash paid during the period for interest	$2,475	$33,776
Cash paid during the period for income taxes	$—	$1,079

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Aircastle Limited and Subsidiaries
Notes to Unaudited Consolidated Financial Statements

(Dollars in thousands, except per share amounts)

Note 1.    Summary of Significant Accounting Policies

Organization and Basis of Presentation

Aircastle Limited, formerly Aircastle Investment Limited, (‘‘Aircastle’’, the ‘‘Company’’, ‘‘we’’, ‘‘us’’ or ‘‘our’’) is a Bermuda exempted company that was incorporated on October 29, 2004 by Fortress Investment Group LLC and certain of its affiliates (together, the ‘‘Fortress Shareholders’’ or ‘‘Fortress’’) under the provisions of Section 14 of the Companies Act of 1981 of Bermuda. On August 11, 2006, we closed the sale of 10,454,535 common shares of Aircastle at $23.00 per share in an initial public offering (the ‘‘initial public offering’’).

Aircastle is a holding company that conducts its business through its subsidiaries. Aircastle owns directly or indirectly substantially all of the outstanding common shares of its subsidiaries. Aircastle consolidates a Variable Interest Entity (‘‘VIE’’) in accordance with the Financial Accounting Standards Board (‘‘FASB’’) Interpretation No. 46, Consolidation of Variable Interest Entities (‘‘FIN 46’’) of which Aircastle is the primary beneficiary. The consolidated financial statements include the accounts of Aircastle and all of its subsidiaries. All significant intercompany transactions and balances have been eliminated.

The accompanying consolidated financial statements are unaudited and have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (the ‘‘SEC’’) for interim financial reporting and, in our opinion, reflect all adjustments, including normal recurring items which are necessary to present fairly the results for interim periods. Operating results for the periods presented are not necessarily indicative of the results that may be expected for the entire year. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles (‘‘GAAP’’) have been omitted in accordance with the rules and regulations of the SEC. These financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s Registration Statement on Form S-1 (File No. 333-134669), as such registration statement became effective on August 7, 2006, and all of our other filings filed with the SEC from August 7, 2006 through the current date pursuant to the Securities Exchange Act of 1934.

Recent Accounting Pronouncements

In July 2006, FASB issued FASB Interpretation No. 48, ‘‘Accounting for Uncertainty in Income Taxes’’ (‘‘FIN 48’’), which clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with FASB No. 109, ‘‘Accounting for Income Taxes.’’ FIN 48 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact, if any, of applying the guidance provided by FIN 48.

On September 15, 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157 ‘‘Fair Value Measurements’’ (‘‘SFAS 157’’). This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies in conjunction with other accounting pronouncements that require or permit fair value measurements. This Statement shall be effective for financial statements issued for fiscal years

Aircastle Limited and Subsidiaries
Notes to Unaudited Consolidated Financial Statements

(Dollars in thousands, except per share amounts)

beginning after November 15, 2007, and interim periods within those fiscal years. The Company is in the process of analyzing the impact of SFAS 157, if any.

Note 2.    Fair Value of Financial Instruments

Our financial instruments, other than cash, consist principally of cash equivalents, restricted cash and cash equivalents, accounts receivable, debt securities, accounts payable, amounts borrowed under credit facilities, borrowings from securitization, repurchase agreements and cash flow hedges. The fair value of cash, cash equivalents, restricted cash and cash equivalents, accounts receivable and accounts payable approximates the carrying value of these financial instruments because of their short term nature. Borrowings under our credit facilities, securitization and repurchase agreements bear floating rates of interest which reset monthly or quarterly to a market benchmark rate plus a credit spread. We believe that, for similar financial instruments with comparable credit risks, the effective rate of these agreements approximates market rates at the balance sheet dates. Accordingly, the carrying amounts of these agreements are believed to approximate their fair values. The fair value of our debt securities and cash flow hedges is generally determined by reference to broker quotations.

Note 3.    Lease Rental Revenues and Flight Equipment Held for Lease

Minimum future annual lease rentals contracted to be received under our existing operating leases at September 30, 2006 were as follows:

Year Ending December 31	Amount
Remainder of 2006	$56,567
2007	208,030
2008	183,980
2009	153,666
2010	122,381
2011	91,720
Thereafter	60,545
$876,889

Geographic concentration of lease rental revenue earned from flight equipment held for lease was as follows:

	Nine Months Ended September 30,
Region	2005	2006
Europe	46%	43%
Asia	43%	23%
North America	—	27%
Latin America	11%	5%
Africa	—	2%
	100%	100%

The classification of regions in the tables above and the table and discussion below is determined based on the principal location of the lessee of each aircraft.

In the nine months ended September 30, 2005, four customers accounted for 73% of lease rental revenue. No other customer accounted for more than 6% of lease rental revenue. In the nine

Aircastle Limited and Subsidiaries
Notes to Unaudited Consolidated Financial Statements

(Dollars in thousands, except per share amounts)

months ended September 30, 2006, three customers accounted for 39% of lease rental revenue. No other customers accounted for more than 4% of lease rental revenue.

Geographic concentration of net book value of flight equipment held for lease was as follows:

	December 31, 2005		September 30, 2006
Region	Number of Aircraft	Net Book Value%	Number of Aircraft	Net Book Value %
Europe	16	40%	34	46%
Asia	9	26%	14	23%
North America	4	29%	11	24%
Latin America	3	5%	4	4%
Africa	—	—	2	3%
	32	100%	65	100%

At December 31, 2005 and September 30, 2006, lease acquisition costs included in other assets were $775 and $2,468, respectively. Prepaid lease incentive costs included in other assets were $453 at December 31, 2005 and September 30, 2006, respectively.

Note 4.    Discontinued Operations and Flight Equipment Held for Sale

As of December 31, 2005, one of our aircraft was classified as flight equipment held for sale. During the nine months ended September 30, 2006, we completed the sale of this aircraft. In accordance with the credit facility associated with this aircraft, a portion of the proceeds was used to repay $36,666 of debt related to the aircraft plus accrued interest.

Earnings from discontinued operations for the nine months ended September 30, 2006, related solely to the aircraft held for sale, were as follows:

Earnings from discontinued operations
Lease rentals	$2,135
Gain on disposition	2,240
Interest expense	(528)
Earnings before income tax provision	3,847
Income tax provision	(448)
Earnings from discontinued operations	$3,399

Note 5.    Debt Securities

As of December 31, 2005 and September 30, 2006, all of our debt securities were corporate obligations and were classified as available-for-sale. The aggregate fair value of these debt securities at September 30, 2006 was $120,271. These debt obligations are interests in pools of loans and are collateralized by interests in commercial aircraft of which $97,741 are investment grade and $22,530 are subordinate to other debt related to such aircraft. All of our debt securities had unrealized gain positions relative to their net book values, which aggregated to $9,900 and $13,508 at December 31, 2005 and September 30, 2006, respectively.

Two of our debt securities, with a fair value of $49,936 at September 30, 2006 have stated maturities in 2010. One of our debt securities with a fair value of $50,729 has a stated maturity in

Aircastle Limited and Subsidiaries
Notes to Unaudited Consolidated Financial Statements

(Dollars in thousands, except per share amounts)

2011. Our other three debt securities with an aggregate fair value of $19,606 have remaining terms to stated maturity in excess of 10 years after September 30, 2006. All of our debt securities provide for the periodic payment of both principal and interest and are subject to prepayment and/or acceleration depending on certain events, including sale of underlying collateral aircraft and events of default. Therefore, the actual maturity of our debt securities may be less than the stated maturities

Note 6.    Securitization and Borrowings under Credit Facilities

On June 15, 2006, we completed our first securitization, a $560,000 transaction comprising of 40 aircraft, which we refer to as Securitization No. 1. In connection with Securitization No. 1, two of our subsidiaries, ACS Aircraft Finance Ireland plc (‘‘ACS Ireland’’) and ACS Aircraft Finance Bermuda Limited (‘‘ACS Bermuda’’), which we refer to together with their subsidiaries as the ‘‘ACS Group’’, issued $560,000 of Class A-1 notes, or the ‘‘notes,’’ to a newly formed trust, the ACS 2006-1 Pass Through Trust, or the ‘‘trust.’’ The trust simultaneously issued a single class of Class G-1 pass through trust certificates, or the ‘‘certificates,’’ representing undivided fractional interests in the notes. Payments on the notes will be passed through to holders of the certificates. The notes are secured by ownership interests in aircraft-owning subsidiaries of ACS Bermuda and ACS Ireland and the aircraft leases, cash, rights under service agreements and any other assets they may hold. Each of ACS Bermuda and ACS Ireland has fully and unconditionally guaranteed the other’s obligations under the notes. However, the notes are neither obligations of nor guaranteed by Aircastle Limited.

The ACS Group used the proceeds from the sale of the notes to acquire 40 aircraft from Aircastle and we paid for certain expenses incurred in connection with the certificates offering of $14,356. We used a portion of the proceeds of Securitization No. 1 to return $36,932 to Fortress in exchange for the cancellation of 3,693,200 of our common shares and to repay amounts owed on Credit Facility No. 1 and Credit Facility No. 2, each as defined below. The notes provide for monthly payments of interest at a floating rate of one-month LIBOR plus 0.27%, which at September 30, 2006 was 5.60%, and scheduled payments of principal. Financial Guaranty Insurance Company issued a financial guaranty insurance policy to support the payment of interest when due on the certificates and the payment, on the final distribution date, of the outstanding principal amount of the certificates. The certificates are rated Aaa and AAA by Moody’s Investors Service and Standard & Poor’s rating services, respectively. We have entered into a series of interest rate hedging contracts intended to hedge the interest rate exposure associated with issuing floating-rate obligations backed by primarily fixed-rate lease assets. These contracts, together with the guarantee premium, the spread referenced above and other costs of trust administration, result in a fixed rate cost of 6.60% per annum, after the amortization of issuance fees and expenses.

ACS Ireland, which had total assets of $156,938 at September 30, 2006, is a VIE which we consolidate. At September 30, 2006, the outstanding principal amount of ACS Ireland’s notes was $107,159.

On February 28, 2006, we entered into a $500,000 revolving credit facility with a group of banks, as lenders, to finance the acquisition of aircraft and related improvements which we refer to as Credit Facility No. 2. The borrowing base is equal to 85% of the net book value of the aircraft. Borrowings under this credit facility incur interest at the one-month LIBOR rate plus 1.25%. Additionally, we are subject to a 0.25% fee on any unused portion of the total committed facility. Credit Facility No. 2 requires the monthly payment of interest and principal, to the extent of 85% of any decrease in the net book value of the assets. Prior to the initial public offering, Credit

Aircastle Limited and Subsidiaries
Notes to Unaudited Consolidated Financial Statements

(Dollars in thousands, except per share amounts)

Facility No. 2 limited our ability to pay dividends. After the initial public offering, Credit Facility No. 2 has no restrictions on the amount of dividends we can pay, provided that we are not in default. Additionally, we are required under Credit Facility No. 2 to maintain a net worth determined in conformity with GAAP of no less than $500,000. Effective June 15, 2006, Credit Facility No. 2 was amended to increase the maximum committed amount to $750,000 and to extend the maturity to November 15, 2007. As of September 30, 2006, we had borrowed $277,894 under Credit Facility No. 2.

On February 24, 2006, the revolving period of our $600,000 credit facility, which we refer to as Credit Facility No. 1, was extended to April 28, 2006 and the maximum amount of this credit facility was reduced to $525,000. The other terms of Credit Facility No. 1 remained the same. Monthly payments of interest only continued through repayment of Credit Facility No. 1. Credit Facility No. 1 was repaid in full on August 4, 2006.

In October 2005, the Company entered into a credit facility for $109,998 with a bank to finance the acquisition of three aircraft which we refer to as Credit Facility No. 3. On March 30, 2006, $36,666 of Credit Facility No. 3 was repaid using a portion of the proceeds from the disposition of flight equipment held for sale which had been financed under this facility. Credit Facility No. 3 was amended on July 18, 2006, to increase the maximum committed amount by approximately $25,116 and to extend the maturity date to March 31, 2007. The increase in the maximum committed amount was reduced by $25,116 with the closing of the initial public offering. On or prior to maturity, we intend to refinance Credit Facility No. 3 with long-term financing. However, we can give no assurances the Company will be able to obtain this financing. As of September 30, 2006, we had borrowed $73,332 under Credit Facility No. 3.

Note 7.    Repurchase Agreements

We entered into repurchase agreements to fund a portion of the purchase price of certain of our debt investments. At December 31, 2005 and September 30, 2006, the repurchase agreements are secured by liens on the debt investments with a fair value of $11,107 and $104,336, respectively. The repurchase agreements are substantially all with parties other than those from whom we originally purchased the debt investments. At September 30, 2006, the repurchase agreements are scheduled to mature through June 2007. Upon maturity, we intend to refinance the repurchase agreements on similar terms and conditions. However, there is no assurance the Company will be able to refinance the repurchase agreements. The weighted average interest rate of these repurchase agreements at September 30, 2006 was 5.67%.

Note 8.    Initial Public Offering

On August 11, 2006, the Company completed its initial public offering of 10,454,535 common shares at a price of $23 per share, raising $240,454 before offering costs. The net proceeds of the initial public offering, after our payment of $16,832 in underwriting discounts and commissions, and $3,777 in offering expenses were $219,845. $205,470 of the net proceeds was used to repay a portion of Credit Facility No. 2. The remainder of the proceeds were used for working capital requirements and to fund additional aircraft acquisitions.

Aircastle Limited and Subsidiaries
Notes to Unaudited Consolidated Financial Statements

(Dollars in thousands, except per share amounts)

Note 9.	Shareholders’ Equity, Share Based Payments and Earnings (Loss) Per Share

In January 2006, the board of directors (the ‘‘Board’’) and the Fortress Shareholders adopted the Aircastle Investment Limited 2005 Equity and Incentive Plan, and the Board and the Fortress Shareholders approved an amendment to and restatement thereof on July 20, 2006 (as so amended and restated, the ‘‘2005 Plan’’). The purpose of the 2005 Plan is to provide additional incentive to selected management employees. The 2005 Plan provides that the Company may grant (a) share options, (b) share appreciation rights, (c) awards of restricted shares, deferred shares, performance shares, unrestricted shares or other share-based awards, or (d) any combination of the foregoing. Four million shares were reserved under the 2005 Plan, increasing by 100,000 each year beginning in 2007 through and including 2016. The 2005 Plan provides that grantees of restricted shares will have all of the rights of shareholders, including the right to receive dividends, other than the right to sell, transfer, assign or otherwise dispose of the shares until the lapse of the restricted period.

In February and March of 2006, the Board ratified the initial grants under the 2005 Plan of 347,500 restricted shares in the first half of 2005 and 25,000 restricted shares on July 5, 2005 which were provided for in certain employment contracts, and approved new grants of 412,500 restricted shares. Generally, the restricted shares vest over five year periods based on continued service and are being expensed on a straight line basis over the requisite service period of the awards. The terms of the grants provide for accelerated vesting under certain circumstances, including termination without cause following a change of control. The grants also impose lock-up restrictions on restricted shares from the date of grant through 120 days after the date of any initial public offering, and provide for certain further restrictions and notice periods thereafter.

On July 20, 2006, the Board declared a dividend from cash on hand in the amount of $0.35 per common share, or an aggregate of $14,367 to shareholders of record on July 26, 2006, which was paid on July 31, 2006. In addition, on August 2, 2006, our Board declared a dividend of $0.156 per common share, or an aggregate of $6,403 to shareholders of record on August 1, 2006, which was paid on August 15, 2006. The Company paid these dividends so that holders of our common shares prior to the initial public offering would receive a distribution for the period prior to the initial public offering.

On July 21, 2006, the Company returned $36,932 of cash to Fortress in exchange for the cancellation of 3,693,200 of our common shares at $10 per share.

Aircastle Limited and Subsidiaries
Notes to Unaudited Consolidated Financial Statements

(Dollars in thousands, except per share amounts)

A summary of the fair value of nonvested shares for the nine months ended September 30, 2006 is as follows:

Nonvested Shares	Shares (in 000’s)	Weighted Average Grant Date Fair Value	Fair Value of Nonvested Shares at Grant Date
Nonvested at January 1, 2006	372.5	$ 8.50	$ 3,166
Granted	483.7	22.23	10,753
Cancelled	(4.5)	22.00	(99)
Vested	(71.0)	14.92	(1,059)
Forfeited	—	—	—
Nonvested at September 30, 2006	780.7	$16.35	$12,761

The fair value of the restricted shares granted in 2006 prior to the initial public offering was determined based on an estimate of the offering range per share from the anticipated initial public offering. The fair value of restricted shares granted in 2006 subsequent to the date of the initial public offering was determined based upon the market price of the shares at the grant date. We anticipate that the current requisite service periods will be obtained for employees with awards. The total unrecognized compensation cost as of September 30, 2006 in the amount of $10,006 is expected to be recognized over a weighted average period of four years.

During the nine months ended September 30, 2005, a total of 372,500 restricted shares were granted at a fair value of $8.50. The fair value of the restricted shares granted in 2005 was determined based on a retrospective valuation performed by an unrelated valuation specialist. The valuation relied on observed equity investments made by the Fortress Shareholders, adjusted to reflect the lack of marketability of the shares granted to employees.

On August 7, 2006, 65,215 restricted shares were granted to non-officer directors on our board. The fair value of the restricted shares was based upon the initial public offering price of $23 per share.

In September, 2006, 6,000 restricted shares were granted to a new employee under the terms of the employee’s employment contract. The fair value of the restricted shares was based upon the market price of the shares at the grant date.

Aircastle is required to present both basic and diluted earnings (loss) per share (‘‘EPS’’). Basic EPS is calculated by dividing net income (loss) by the weighted average number of common shares outstanding during each period. The weighted average shares outstanding exclude our unvested shares for purposes of Basic EPS. Diluted EPS is calculated by dividing net income (loss) by the weighted average number of common shares outstanding during the period while also giving effect to all potentially dilutive common shares that were outstanding during the period based on the treasury stock method. For the nine months ended September 30, 2005, based on the treasury stock method, we had 14,655 anti-dilutive common share equivalents resulting from restricted shares. There were no anti-dilutive common shares for the nine months ended September 30, 2006.

Aircastle Limited and Subsidiaries
Notes to Unaudited Consolidated Financial Statements

(Dollars in thousands, except per share amounts)

The calculations of both basic and diluted earnings (loss) per share for the nine months ended September 30, 2005 and 2006 are as follows:

	Nine Months Ended September 30,
	2005	2006
Numerator
Income (loss) from continuing operations	$(3,856)	$28,013
Earnings from discontinued operations, net of income taxes	—	3,399
Net income (loss)	$(3,856)	$31,412
Denominator
Denominator for basic earnings per share	40,000,000	44,058,333
Effect of dilutive restricted shares	—(a )	317,865
Denominator for diluted earnings per share	40,000,000	44,376,198
Basic Earnings (loss) per share:
Income (loss) from continuing operations	$(0.10)	$0.64
Earnings from discontinued operations, net of income taxes	—	0.08
Net income (loss) per share	$(0.10)	$0.72
Diluted Earnings (loss) per share:
Income (loss) from continuing operations	$(0.10)	$0.63
Earnings from discontinued operations, net of income taxes	$—	$0.08
Net income (loss) per share	$(0.10)	$0.71

(a)	Anti-dilutive

Note 10.    Income Taxes

Income taxes have been provided based upon the tax laws and rates in countries in which our operations are conducted and income is earned. The Company received an assurance from the Bermuda Minister of Finance that it would be exempted from local income, withholding and capital gains taxes until March 2016. Consequently, the provision for income taxes recorded relates to income earned by certain subsidiaries of the Company which are located in or earn income in jurisdictions that impose income taxes, primarily the United States and Ireland.

The sources of income (loss) from continuing operations before income taxes for the nine months ended September 30, 2005 and 2006 were as follows:

	Nine Months Ended September 30,
	2005	2006
Bermuda	$(3,936)	$14,873
Non-Bermuda	541	17,593
Total	$(3,395)	$32,466

Aircastle Limited and Subsidiaries
Notes to Unaudited Consolidated Financial Statements

(Dollars in thousands, except per share amounts)

The components of the income tax provision from continuing operations for the nine months ended September 30, 2005 and 2006 consisted of the following:

	Nine Months Ended September 30,
	2005	2006
Current	$424	$2,214
Deferred	37	2,239
Total	$461	$4,453

Significant components of the Company’s deferred tax assets and liabilities at December 31, 2005 and September 30, 2006 consisted of the following:

	December 31, 2005	September 30, 2006
Deferred tax assets:
Non-cash share based payments	$ 152	$ 797
Net operating loss carry forwards	49	913
Other	6	5
Total deferred tax assets	207	1,715
Deferred tax liabilities
Accelerated depreciation	(333)	(3,655)
Other	—	(572)
U.S. federal withholding tax on unremitted earnings	(207)	(60)
Total deferred tax liabilities	(540)	(4,287)
Net deferred tax liabilities	$(333)	$(2,572)

The Company had approximately $390 of net operating loss carry forwards available at December 31, 2005 to offset future taxable income in Ireland. Deferred tax assets and liabilities are included in other assets and accounts payable and accrued liabilities, respectively, in the accompanying consolidated balance sheets.

We do not expect to incur income taxes on future distributions of undistributed earnings of non-U.S. subsidiaries and, accordingly, no deferred income taxes have been provided for the distribution of such earnings. Withholding taxes have been provided on unremitted earnings of our U.S. subsidiary.

Note 11.    Comprehensive Income (Loss)

Comprehensive income (loss) includes net income (loss) and the changes in the fair value of derivatives, reclassification into earnings of amounts previously deferred relating to our derivative financial instruments and the change in unrealized appreciation of debt securities.

Aircastle Limited and Subsidiaries
Notes to Unaudited Consolidated Financial Statements

(Dollars in thousands, except per share amounts)

Comprehensive income for the nine months ended September 30, 2005 and 2006 was as follows:

	Nine Months Ended September 30,
	2005	2006
Net income (loss)	$(3,856)	$31,412
Change in fair value of derivatives	370	(6,169)
Change in unrealized appreciation of debt securities	3,430	3,608
Comprehensive income (loss)	$ (56)	$28,851

Note 12.    Commitments and Contingencies

At September 30, 2006, Aircastle had letters of intent to acquire four aircraft for an estimated purchase price of $72,250. The Company anticipates completing the acquisition of these aircraft during the fourth quarter of 2006. The purchase price of the aircraft under these letters of intent is subject to variable price provisions that typically reduce the final purchase price if the actual closing occurs beyond an initially agreed upon date.

Note 13.    Related Party Transactions

On August 10, 2006 we acquired an aircraft from an affiliate of one of the Fortress Shareholders for a purchase price of $11,063 which we believe represents fair market value at the acquisition date.

Aircastle employees participate in various benefit plans sponsored by Fortress including a voluntary savings plan (‘‘401(k) Plan’’) and other health and benefit plans. For the nine months ended September 30, 2005 and 2006, Aircastle incurred $111 and $234, respectively, for its costs under the health and benefit plans. In addition, during the nine months ended September 30, 2006, Aircastle accrued $179 in annual contributions for the 2005 plan year for our employees’ participation in the 401(k) Plan sponsored by Fortress.

In addition, Fortress requires Aircastle to reimburse it for costs of services which it has incurred on behalf of Aircastle. These expenses are charged to Aircastle at cost and are included in selling, general and administrative expenses in the consolidated statement of operations. For the nine months ended September 30, 2006, no such costs were incurred. For the nine months ended September 30, 2005, such costs were $238 and were primarily for professional fees.

For the nine months ended September 30, 2006, Aircastle paid $958 for legal fees related to the establishment and financing activities of our Bermuda subsidiaries, and, for the nine months ended September 30, 2006, Aircastle paid $95 for Bermuda corporate services related to our Bermuda companies to a law firm and a corporate secretarial services provider affiliated with a Bermuda resident director serving on certain of our subsidiary boards. The Bermuda resident director serves as an outside director of these subsidiaries.

Note 14.    Derivatives

On March 10, 2006, we designated an interest rate swap which we had entered into on February 2, 2006 as a hedge of the future variable rate interest payments on the repurchase agreements for debt securities we purchased during the quarter. The interest rate swap had an initial notional principal amount of $74,000 and decreases periodically based on estimated projected principal payments on the debt securities. At September 30, 2006, the notional amount was $67,000. The interest rate swap, which matures on July 1, 2010, provides for the semi-annual payment of a fixed rate of 5.02% and the monthly receipt of the one-month LIBOR rate on the notional amount.

Aircastle Limited and Subsidiaries
Notes to Unaudited Consolidated Financial Statements

(Dollars in thousands, except per share amounts)

On March 21, 2006, we entered into a series of interest rate forward contracts to hedge the variable interest rate payments on debt we expect to incur to finance aircraft acquisitions over the next year. The last forward contract matures in March 2011. The notional amounts of the forward contracts in that series started at $100,000 with respect to the March 2006 forward contract and increased to a maximum of $500,000 with respect to the September 2006 forward contract. The terms of the forward contracts provide for a comparison of, on average, a fixed rate of 5.07% per annum and of one month LIBOR. The aggregate market value of the forward contracts at September 30, 2006 was a payable of $2,706. At September 30, 2006, the notional amount was $500,000. The interest rate forward contracts are treated as cash flow hedges for accounting purposes with fair value adjustments recorded as a component of other comprehensive income in our balance sheet.

On June 1, 2006, we entered into a series of forward contracts to hedge the variable interest rate payments on the notes issued in connection with Securitization No. 1. The last forward contract matures in June 2016. The notional amounts of the initial forward contracts in that series started at $560,000 with respect to the July 2006 forward contract and decrease monthly based on the projected principal payments on the certificates. The terms of the forward contracts provide for a comparison of, on average, a fixed rate of 5.78% per annum and of one-month LIBOR plus 0.27%. The aggregate market value of the forward contracts at September 30, 2006 was a payable of $16,163. At September 30, 2006, the notional amount was $554,733. The interest rate forward contracts are treated as cash flow hedges for accounting purposes with fair value adjustments recorded as a component of other comprehensive income on our balance sheet.

Note 15.    Segment Reporting

We have two reportable segments: Aircraft Leasing and Debt Investments. We present our segment information on a contribution margin basis consistent with the information that our chief executive officer (the Chief Operating Decision Maker or ‘‘CODM’’) reviews in assessing segment performance and allocating resources. Contribution margin includes revenue, depreciation, interest expense and other expenses that are directly connected to our business segments. We believe contribution margin is an appropriate measure of performance because it reflects the marginal profitability of our business segments excluding overhead.

Aircraft Leasing

The Aircraft Leasing segment consists of amounts earned from our commercial aircraft leasing operations. All of our aircraft are subject to net operating leases whereby the lessee is generally responsible for maintaining the aircraft and paying all operational and insurance costs. In many of our leases we are obligated to bear a portion of maintenance costs or costs associated with modifications required by manufacturers or regulators. We retain the benefit, and bear the risk, of re-leasing and the residual value of the aircraft upon expiration or early termination of the lease.

Aircastle Limited and Subsidiaries
Notes to Unaudited Consolidated Financial Statements

(Dollars in thousands, except per share amounts)

Debt Investments

The Debt Investments segment consists of amounts earned from our investments in debt securities secured by commercial jet aircraft including enhanced equipment trust certificates, or EETCs, and other forms of collateralized debt.

Information on reportable segments for the nine months ended September 30, 2005 and 2006 is as follows:

	Nine Months Ended September 30, 2005			Nine Months Ended September 30, 2006
	Aircraft Leasing	Debt Investments	Total	Aircraft Leasing	Debt Investments	Total
Revenues
Lease rentals	$13,047	$—	$13,047	$121,413	$—	$121,413
Interest income	—	2,225	2,225	—	6,588	6,588
Other revenue	65	—	65	153	—	153
Total revenues	13,112	2,225	15,337	121,566	6,588	128,154
Expenses
Depreciation	6,561	—	6,561	37,800	—	37,800
Interest	3,726	27	3,753	36,258	3,194	39,452
Other expenses	755	—	755	1,239	—	1,239
Total expenses	11,042	27	11,069	75,297	3,194	78,491
Contribution Margin	$2,070	$2,198	$4,268	$46,269	$3,394	$49,663
Segment Assets	$286,529	$23,588	$310,117	$1,639,402	$123,378	$1,762,780

Total contribution margin reported as a segment profit for reportable business segments is reconciled to income (loss) from continuing operations before income taxes for nine months ended September 30, 2005 and 2006 was as follows:

	Nine Months Ended September 30,
	2005	2006
Contribution Margin	$4,268	$49,663
Selling, general and administrative expenses	(8,116)	(21,209)
Depreciation and other expenses	(83)	(382)
Interest income on cash balances	536	4,394
Income (loss) from continuing operations before income taxes	$(3,395)	$32,466

The Company’s CODM does not consider selling, general and administrative expenses, depreciation from leasehold improvements and office equipment and other expenses in the evaluation of the operating segment’s results as such costs are recurring and do not bear a direct correlation to operating results. The Company’s CODM does not consider interest income on all cash balances in the evaluation of the operating segment’s results as such amounts do not bear a direct correlation to operating results.

Aircastle Limited and Subsidiaries
Notes to Unaudited Consolidated Financial Statements

(Dollars in thousands, except per share amounts)

Total segment assets are reconciled to total assets as follows:

	December 31,	September 30,
	2005	2006
Segment Assets	$310,117	$1,762,780
Operating cash accounts	62,086	38,970
All other	4,788	6,709
	$376,991	$1,808,459

Note 16.    Purchase of Restricted Shares

In May 2006, 200,000 of the Company’s common shares were purchased by a family trust of an individual who was appointed to the Board on July 20, 2006, for cash consideration of $5 per share. In addition, certain members of our management purchased 77,000 of the Company’s common shares in exchange for cash consideration in the amount of $10 per share. The respective purchase prices of these shares were below the fair value of $22 per share for the Company’s common shares. Accordingly, the Company recorded non-cash share based payment expense of approximately $4,324 which is recorded as selling, general and administrative expense in the accompanying financial statements for the nine months ended September 30, 2006. The fair value of the Company’s common shares was determined based on an estimate of the offering range per share from our initial public offering.

Note 17.    Quarterly Financial Data (Unaudited)

Quarterly results of operations for the Period from October 29, 2004 (commencement of operations) to December 31, 2004, for the year ended December 31, 2005 and for the nine months ended September 30, 2006 are summarized below (in thousands, except per share amounts):

Aircastle Limited and Subsidiaries
Notes to Unaudited Consolidated Financial Statements

(Dollars in thousands, except per share amounts)

	First Quarter	Second Quarter (1)	Third Quarter	Fourth Quarter
2004
Revenues				$78
Loss from continuing operations				(1,465)
Earnings from discontinued operations				-
Net Loss				$(1,465)
Basic Loss per share
Loss from continuing operations				$(0.04)
Discontinued operations				-
Net Loss				$(0.04)
Diluted Loss per share
Loss from continuing operations				$(0.04)
Discontinued operations				-
Net Loss				$(0.04)

2005
Revenues	$2,187	$5,292	$7,858	$20,689
Income (loss) from continuting operations	(1,374)	(876)	(1,606)	2,977
Earnings from discontinued operations	-	-	-	1,107
Net Income (loss)	$(1,374)	$(876)	$(1,606)	$4,084
Basic earnings (loss) per share
Income (loss) from continuing operations	$(0.03)	$(0.02)	$(0.04)	$0.08
Discontinued operations	-	-	-	0.03
Net income	$(0.03)	$(0.02)	$(0.04)	$0.11
Diluted earnings (loss) per share
Income (loss) from continuing operations	$(0.03)	$(0.02)	$(0.04)	$0.08
Discontinued operations	-	-	-	0.03
Net income (loss)	$(0.03)	$(0.02)	$(0.04)	$0.11

2006
Revenues	$33,012	$42,087	$53,055
Income from continuting operations	7,781	5,050	15,182
Earnings from discontinued operations	3,399	-	-
Net Income	$11,180	$5,050	$15,182
Basic earnings per share
Income from continuing operations	$0.19	$0.12	$0.32
Discontinued operations	0.08	-	-
Net income	$0.27	$0.12	$0.32
Diluted earnings per share
Income from continuing operations	$0.19	$0.11	$0.32
Discontinued operations	0.08	-	-
Net income	$0.27	$0.11	$0.32

(1)	During the second quarter of 2006, we recorded compensation to a director for a non-cash share based payment expense for the purchase of common shares below fair market value in the amount of $3,400. During the second quarter of 2006, we wrote off the remaining deferred financing fees in the amount of $1,840 related to the termination of Credit Facility No 1.

The sum of the quarterly earnings per share amounts does not equal the annual amount reported since per share amounts are computed independently for each quarter and for the full year based on respective weighted-average common shares outstanding and other dilutive potential common shares.

Aircastle Limited and Subsidiaries
Notes to Unaudited Consolidated Financial Statements

(Dollars in thousands, except per share amounts)

Note 18.    Subsequent Events

Aircraft Acquisitions

From October 1, 2006 through January 31, 2007, we acquired an additional five aircraft for an aggregate purchase price of approximately $183,093. The acquisitions were funded with borrowings under our credit facilities. At January 31, 2007, all of the purchased aircraft are subject to operating leases.

As of January 31, 2007, Aircastle had binding letters of intent to acquire seven aircraft for an estimated purchase price of $200,350. In addition, on January 22, 2007 Aircastle entered into a definitive purchase agreement with Guggenheim Aviation Investment Fund LP (‘‘GAIF’’) to purchase 38 aircraft for an aggregate purchase price of approximately $1,594,950. The GAIF aircraft will be purchased in a series of closings scheduled to occur between January 2007 and February 2009. The closing of each purchase is contingent on the seller meeting certain conditions precedent. The Company expects that all of the non-GAIF aircraft will be acquired during the first and second quarters of 2007. The purchase price of certain of the aircraft is subject to variable price provisions that typically reduce the final purchase price if the actual closing occurs beyond an initially agreed upon date.

Financing

On November 3, 2006, we entered into a $200,000 notional interest rate swap to hedge the variable interest payments on debt we expect to incur to finance aircraft acquisitions over the next year. The terms of the swap provide for payment of a fixed rate of 5.055% and receipt of one-month LIBOR. This swap has a start date of January 15, 2007 and a mandatory termination date of August 15, 2007. We have designated this interest rate swap as a cash flow hedge for accounting purposes.

On December 15, 2006, the $750,000 credit facility was amended to increase the maximum committed amount to $1,000,000 and to extend the maturity to December 15, 2008. In addition, the borrowing base was revised to equal 65% of the purchase price of aircraft secured under the facility. On January 22, 2007, the credit facility was amended to increase the maximum committed amount to $1,250,000.

On December 15, 2006, the Company entered into a $250,000 revolving credit facility with a group of banks. The credit facility provides loans for working capital and other general corporate purposes and also provides for issuance of letters of credit for the account of any borrower up to $250,000 and matures on December 15, 2007. On January 22, 2007, the credit facility was amended to increase the maximum committed amount to $450,000.

On January 23, 2007, we entered into three interest rate swaps with a combined notional amount of $920,000 to hedge the variable interest payments on debt we expect to incur to finance aircraft acquisitions over the next several years. The terms of the swap provide for payment of a fixed rate of 5.14%, 5.14% and 5.16%, respectively, and receipt of one-month LIBOR on the notional amount. These swaps have a start date of February 15, 2007, July 15, 2007 and January 15, 2008, respectively, and a mandatory termination date of August 15, 2007, August 15, 2008 and February 15, 2009, respectively. We have designated these interest rate swaps as cash flow hedges for accounting purposes.

On January 26, 2007 Credit Facility No. 3 was amended to extend the maturity date from March 31, 2007 to the earlier of September 30, 2007 or the closing of our next securitization financing.

Aircastle Limited and Subsidiaries
Notes to Unaudited Consolidated Financial Statements

(Dollars in thousands, except per share amounts)

Shareholders’ Equity

On October 9, 2006 the Board declared a partial third quarter dividend on its common shares of $0.194 per share, or $9,992 to holders of record of as of October 31, 2006. This dividend was paid on November 15, 2006.

On December 13, 2006 the Board declared a fourth quarter dividend of $0.4375 per common share, or an aggregate of $22,584 to shareholders of record as of December 29, 2006, which was paid on January 15, 2007.

On December 14, 2006, the Board approved a total of 106,587 restricted shares granted to employees of the Company. The fair value of the restricted shares was $28.89 per share.

On November 6, 2006, the Board approved a total of 14,000 restricted shares granted to employees of the Company. The fair value of the restricted shares was $30.40 per share.

13,500,000 Shares

Common shares

Prospectus

JPMorgan	Bear, Stearns & Co. Inc.	Citigroup

Goldman, Sachs & Co.	Morgan Stanley	Jefferies & Company

                , 2007

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the estimated fees and expenses (except for the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. filing fee and the NYSE, Inc. listing fee) payable by the registrant in connection with the distribution of the common shares:

Securities and Exchange Commission registration fee	$49,337
National Association of Securities Dealers, Inc. filing fee	$46,609
NYSE listing fee	$74,520
Printing and engraving costs	$200,000
Legal fees and expenses	$750,000
Accountants’ fees and expenses	$350,000
Transfer agent fees	$3,500
Miscellaneous	$76,034
Total	$1,550,000

Item 14.	Indemnification of Directors and Officers

Our bye-laws contain a broad waiver by our shareholders of any claim or right of action, both individually and on our behalf, against any of our officers or directors. The waiver applies to any action taken by an officer or director, or the failure of an officer or director to take any action, in the performance of his or her duties, except with respect to any matter involving any fraud or dishonesty on the part of the officer or director. The waiver limits the right of shareholders to assert claims against our officers and directors unless the act or failure to act involves fraud or dishonesty. Our bye-laws also indemnify our directors and officers in respect of their actions and omissions, except in respect of their fraud or dishonesty. The indemnification provided in the bye-laws is not exclusive of other indemnification rights to which a director or officer may be entitled, provided these rights do not extend to his or her fraud or dishonesty.

Section 98 of the Companies Act 1981 of Bermuda, or the Companies Act, provides generally that a Bermuda company may indemnify its directors and officers against any liability which by virtue of any rule of law otherwise would be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director or officer may be guilty in relation to the company. Section 98 provides that a Bermuda company may indemnify its directors and officers against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to Section 281 of the Companies Act. Section 98 of the Companies Act further provides that a company may advance moneys to an officer for the costs, charges and expenses incurred by the officer in defending any civil or criminal proceedings against them, on condition that the officer shall repay the advance if any allegation of fraud or dishonesty is proved against them. The registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (b) to the registrant with respect to payments which may be made by the registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

Prior to completion of our initial public offering, we entered into separate indemnification agreements with our directors and officers. Each indemnification agreement provides, among other things, for indemnification to the fullest extent permitted by law and our bye-laws against any and all expenses, judgments, fines, penalties and amounts paid in settlement of any claim. The indemnification agreements provide for the advancement or payment of all expenses to the indemnitee and for reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our bye-laws.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15.	Recent Sales of Unregistered Securities

Since our formation in October 2004, we have issued unregistered securities to a limited number of persons, as described below. None of these transactions involved any underwriters or any public offerings and we believe that each of these transactions was exempt from registration requirements pursuant to Section 4(2) of the Securities Act, Regulation D promulgated thereunder, Rule 144A of the Securities Act, or Rule 701 of the Securities Act pursuant to compensatory benefit plans and contracts related to compensation as provided under Rule 701. The recipients of the securities in these transactions represented their intention to acquire the securities for investment purposes only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in these transactions.

Initial Capitalization

In connection with our initial capitalization, on November 19, 2004, we issued common shares in the following amounts to the following persons. The issuance of these securities was exempt from registration under Section 4(2) of the Securities Act as transactions by the issuer not involving a public offering. We determined that the purchasers of the securities in these transactions were either accredited or sophisticated investors and were provided access to all relevant information necessary to evaluate the investment.

•	We issued 3,252 common shares to Fortress Investment Fund III LP, for an aggregate purchase price of $3,252.00.

•	We issued 2,716 common shares to Fortress Investment Fund III (Fund B) LP, for an aggregate purchase price of $2,716.00.

•	We issued 583.50 common shares to Fortress Investment Fund III (Fund C) LP, for an aggregate purchase price of $583.50.

•	We issued 948 common shares to Fortress Investment Fund III (Fund D) LP, for an aggregate purchase price of $948.00.

•	We issued 255 common shares to Fortress Investment Fund III (Coinvestment Fund A) LP, for an aggregate purchase price of $255.00.

•	We issued 501 common shares to Fortress Investment Fund III (Coinvestment Fund B) LP, for an aggregate purchase price of $501.00.

•	We issued 129 common shares to Fortress Investment Fund III (Coinvestment Fund C) LP, for an aggregate purchase price of $129.00.

•	We issued 615 common shares to Fortress Investment Fund III (Coinvestment Fund D) LP, for an aggregate purchase price of $615.00.

•	We issued 1,500 common shares to Drawbridge Global Macro Master Fund Ltd., for an aggregate purchase price of $1,500.00.

•	We issued 1,125 common shares to Drawbridge Special Opportunities Fund LP, for an aggregate purchase price of $1,125.00.

•	We issued 375 common shares to Drawbridge Special Opportunities Fund Ltd., for an aggregate purchase price of $375.00.

Stock Option Grants and Grants of Restricted Shares

From time to time, we have issued restricted shares to our employees under our 2005 Equity and Incentive Compensation Plan. A portion of the grants of restricted shares set forth below was exempt from registration under Section 701 of the Securities Act because they were made under written compensatory plans or agreements and the remainder were exempt under Section 4(2) of the Securities Act.

•	In February 2006, we issued to certain of our employees an aggregate of 780,000 restricted shares and restricted share units, scheduled to vest over a four to five year period from the grant date.

•	In March 2006, we issued to an employee 5,000 restricted shares, scheduled to vest over a five year period from the grant date.

•	In April 2006, we issued to certain of our employees an aggregate of 77,000 restricted shares, which immediately vested, for an aggregate purchase price of $770,000.

•	In November 2006, we issued to certain employees an aggregate of 20,000 restricted shares and restricted share units, scheduled to vest over a five year period from the grant date.

•	In December 2006, we issued to certain employees an aggregate of 106,587 restricted shares and restricted share units, scheduled to vest over a three to five year period from the grant date.

Sale of Common Shares

On April 28, 2006, we issued 200,000 of our common shares to Peter V. Ueberroth and Virginia Ueberroth, as trustees of the Ueberroth Family Trust, for an aggregate offering price of $1,000,000. No underwriters were involved in this sale of securities. The securities described in this paragraph were issued to a U.S. investor in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(2) under the Securities Act and Rule 506 of Regulation D promulgated thereunder relating to sales by an issuer not involving any public offering, to the extent an exemption from such registration was required. The purchaser of our common shares described above represented to us in connection with their purchase that they were an accredited investor and were acquiring the shares for investment and not distribution, that they could bear the risks of the investment and could hold the securities for an indefinite period of time. The purchaser received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration or an available exemption from such registration. The sales of these securities were made without general solicitation or advertising.

Item 16.	Exhibits and Financial Statement Schedules

A.    Exhibits

Exhibit No.	Description
1.1	Form of Underwriting Agreement
2.1	Asset Purchase Agreement, dated as of January 21, 2007 by and among the Sellers listed on Schedule 1-A, each of which is a direct or indirect subsidiary of Guggenheim Aviation Investment Fund, LP, a Delaware limited partnership; and the Purchasers listed on Schedule 1-B, each of which is a direct or indirect subsidiary of Aircastle Limited, a Bermuda exempted company. †††††
3.1	Memorandum of Association†
3.2	Bye-laws†

Exhibit No.	Description
4.1	Specimen Share Certificate†
4.2	Amended and Restated Shareholders Agreement among Aircastle Limited and Fortress Investment Fund III LP, Fortress Investment Fund III (Fund B) LP, Fortress Investment Fund III (Fund C) LP, Fortress Investment Fund III (Fund D) L.P., Fortress Investment Fund III (Fund E) LP, Fortress Investment Fund III (Coinvestment Fund A) LP, Fortress Investment Fund III (Coinvestment Fund B) LP, Fortress Investment Fund III (Coinvestment Fund C) LP, Fortress Investment Fund III (Coinvestment Fund D) L.P., Drawbridge Special Opportunities Fund LP, Drawbridge Special Opportunities Fund Ltd. and Drawbridge Global Macro Master Fund Ltd.†
5.1	Opinion of Conyers Dill & Pearman
10.1	Aircastle Limited 2005 Equity and Incentive Plan†
10.2	Form of Restricted Share Purchase Agreement†
10.3	Form of Restricted Share Grant Letter†
10.4	Form of International Restricted Share Grant Letter†
10.5	Letter Agreement, dated May 2, 2005, between Aircastle Limited and Ron Wainshal†
10.6	Letter Agreement, dated February 3, 2005, between Aircastle Limited and Mark Zeidman†
10.7	Letter Agreement, dated March 8, 2006, between Aircastle Advisor LLC and Mark Zeidman†
10.8	Letter Agreement, dated February 3, 2005, between Aircastle Limited and David Walton†
10.9	Letter Agreement, dated March 8, 2006, between Aircastle Advisor LLC and David Walton†
10.10	Letter Agreement, dated July 15, 2004, between Fortress Investment Group LLC and Joseph Schreiner†
10.11	Letter Agreement, dated February 24, 2006, between Aircastle Advisor LLC and Joseph Schreiner†
10.12	Letter Agreement, dated April 29, 2005, between Aircastle Advisor LLC and Jonathan Lang†
10.13	Letter Agreement, dated March 8, 2006 between Aircastle Advisor LLC and Jonathan M. Lang†
10.14	Letter Agreement, dated January 8, 2007, between Aircastle Advisor LLC and Michael Platt††††
10.15	Credit Agreement, dated as of February 28, 2006, by and among Aircastle Investment Holdings 2 Limited, Aircastle Ireland No. 3 Limited, certain Holding Subsidiary Trusts and Holdings SPCs designated as Borrowing Affiliates, JPMorgan Chase Bank, N.A., Bear Stearns Corporate Lending Inc. and Citibank, N.A.†
10.16	Parent Guarantor Guaranty Agreement, dated as of February 28, 2006, by Aircastle Limited to JPMorgan Chase Bank, N.A.†

Exhibit No.	Description
10.17	364-Day Senior Secured Credit Agreement, dated as of October 25, 2005, by and among Aircastle Ireland No. 2 Limited, the borrowers party thereto, Citibank, N.A. and the other lenders party thereto from time to time†
10.18	Subscription Agreement, dated as of April 28, 2006, between Aircastle Limited and Ueberroth Family Trust†
10.19	Remarketing, Administrative and Technical Services Letter, dated as of January 1, 2006 between Aircastle Advisor LLC and FIT Aero Investments Limited†
10.20	Remarketing, Administrative and Technical Services Letter, dated as of January 1, 2006 between Aircastle Advisor (Ireland) Limited and FIT Aero Investments Limited†
10.21	Third Amended and Restated Credit Agreement, dated as of October 24, 2005, by and among Aircastle Investment Holdings Limited, Aircastle Ireland No. 1 Limited, certain Holding Subsidiary Trusts and Holdings SPCs designated as borrowing affiliates, ABH 12 Limited, JPMorgan Chase Bank, N.A. and Bear Stearns Corporate Lending Inc.†
10.22	First Amendment, dated as of November 7, 2005, to the Third Amended and Restated Credit Agreement†
10.23	Second Amendment, dated as of February 24, 2006, to the Third Amended and Restated Credit Agreement†
10.24	Third Amendment, dated as of April 28, 2006, to the Third Amended and Restated Credit Agreement†
10.25	Letter of Intent, dated March 17, 2006 by and between Aircastle Advisor LLC and First Greenwich Kahala Limited†
10.26	Trust Indenture, dated as of June 15, 2006, among ACS Aircraft Finance Bermuda Limited, as Issuer, ACS Aircraft Finance Ireland PLC, as Guarantor, Deutsche Bank Trust Company Americas, in its capacity as the Cash Manager, Deutsche Bank Trust Company Americas, in its capacity as the person accepting appointment as the Trustee under the Indenture, CALYON, Financial Guaranty Insurance Company and Deutsche Bank Trust Company Americas, in its capacity as the Drawing Agent†
10.27	Trust Indenture, dated as of June 15, 2006, among ACS Aircraft Finance Ireland PLC, as Issuer, ACS Aircraft Finance Bermuda Limited, as Guarantor, Deutsche Bank Trust Company Americas, in its capacity as the Cash Manager, Deutsche Bank Trust Company Americas, in its capacity as the person accepting appointment as the Trustee under the Indenture, CALYON, Financial Guaranty Insurance Company and Deutsche Bank Trust Company Americas, in its capacity as the Drawing Agent†
10.28	Amended and Restated Aircastle Limited 2005 Equity and Incentive Plan†
10.29	First Amendment, dated as of June 15, 2006, to the Credit Agreement, dated as of February 28, 2006, by and among Aircastle Investment Holdings 2 Limited, Aircastle Ireland No. 3 Limited, certain Holding Subsidiary Trusts and Holdings SPCs designated as Borrowing Affiliates, JPMorgan Chase Bank, N.A., Bear Stearns Corporate Lending Inc. and Citibank, N.A.†
10.30	Amendment No. 1, dated as of July 18, 2006, to the 364-Day Senior Secured Credit Agreement, dated as of October 25, 2005, by and among Aircastle Ireland No. 2 Limited, the borrowers party thereto, Citibank, N.A. and the other lenders party thereto from time to time†
10.31	Form of Indemnification Agreement with directors and officers.†

Exhibit No.	Description
10.32	Aircraft Sale and Purchase Agreement, dated as of August 17, 2006, between Maersk Aircraft A/S and Wells Fargo Bank Northwest, N.A. (not in its individual capacity but solely as Owner Trustee) in respect of Aircraft msn 28010††
10.32	Aircraft Lease Novation and Amendment Agreement, dated as of August 17, 2006, between Maersk Aircraft A/S and Wells Fargo Bank Northwest, N.A. (not in its individual capacity but solely as Owner Trustee) and Sterling Airlines A/S in respect of Aircraft msn 28010††
10.33	Lease Agreement, dated as of September 12, 2005, between Maersk Aircraft A/S and Sterling Airlines A/S in respect of Aircraft msn 28010††
10.34	Amendment and Restatement, dated as of December 15, 2006, of the Credit Agreement, dated as of February 28, 2006, by and among Aircastle Investment Holdings 2 Limited, Aircastle Ireland No. 3 Limited and certain Borrowing Affiliates, as Borrowers, and JPMorgan Chase Bank, N.A., Bear Stearns Corporate Lending Inc. and Citicorp North America, Inc., as Lenders, and JPMorgan Chase Bank, N.A., as Agent †††
10.35	Credit Agreement, dated as of December 15, 2006, among Aircastle Limited as Parent, Aircastle Holding Corporation Limited, Aircastle Ireland Holdings Limited, as Borrowers, JPMorgan Chase Bank, N.A., Bear Stearns Corporate Lending Inc. and Citicorp North America, Inc., as Lenders, and JPMorgan Chase Bank, N.A., as Agent †††
10.36	Guaranty Agreement, dated as of December 15, 2006, among Aircastle Limited, Aircastle Advisor LLC, Aircastle Bermuda Securities Limited and Aircastle Ireland Holdings Limited, as Guarantors, and JPMorgan Chase Bank, N.A., as Agent for the Lenders †††
21.1	Subsidiaries of the Registrant†
23.1	Consent of Ernst & Young LLP
23.2	Consent of Conyers Dill & Pearman (included in Exhibit 5.1)
23.3	Consent of BACK Aviation Services
23.4	Consent of Simat Helliesen & Eichner, Inc.
23.5	Consent of International Bureau of Aviation**
23.6	Consent of Aviation Specialists Group**
23.7	Consent of ESG Aviation Services and Airline Monitor
24.1	Power of Attorney*

†	Incorporated by reference to the Company’s registration statement on Form S-1, filed with the SEC on June 2, 2006, as amended on July 10, 2006, July 25, 2006 and August 2, 2006.

††	Incorporated by reference to the Company’s current report on Form 8-K filed with the SEC on August 18, 2006.

†††	Incorporated by reference to the Company’s current report on Form 8-K filed with the SEC on December 18, 2006.

††††	Incorporated by reference to the Company’s current report on Form 8-K filed with the SEC on January 9, 2007.

†††††	Incorporated by reference to the Company’s current report on Form 8-K filed with the SEC on January 25, 2007.

*	Included as part of the signature pages previously filed.

**	To be filed by amendment.

B.    Financial Statement Schedules

None.

Item 17.	Undertakings

(1) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted against the registrant by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(2) The undersigned registrant hereby undertakes that:

(a) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(b) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) The undersigned hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Stamford, State of Connecticut, on February 1, 2007.

AIRCASTLE LIMITED
By:	/s/ Ron Wainshal
Name: Ron Wainshal Title: Chief Executive Officer

Name	Title	Date

*	Chairman of the Board of Directors	February 1, 2007

Wesley R. Edens

/s/ Ron Wainshal	Chief Executive Officer	February 1, 2007

Ron Wainshal

*	Chief Financial Officer	February 1, 2007

Mark Zeidman

/s/ Aaron Dahlke	Chief Accounting Officer	February 1, 2007

Aaron Dahlke

*	Deputy Chairman of the Board of Directors	February 1, 2007

Joseph P. Adams Jr.

*	Director	February 1, 2007

Douglas A. Hacker

*	Director	February 1, 2007

John Z. Kukral

*	Director	February 1, 2007

Ronald L. Merriman

*	Director	February 1, 2007

Peter Ueberroth

*	Director	February 1, 2007

Ronald W. Allen

*By /s/ Ron Wainshal
Ron Wainshal
Attorney-in-fact

INDEX TO EXHIBITS

Exhibit No.	Description
1.1	Form of Underwriting Agreement
2.1	Asset Purchase Agreement, dated as of January 21, 2007 by and among the Sellers listed on Schedule 1-A, each of which is a direct or indirect subsidiary of Guggenheim Aviation Investment Fund, LP, a Delaware limited partnership; and the Purchasers listed on Schedule 1-B, each of which is a direct or indirect subsidiary of Aircastle Limited, a Bermuda exempted company. †††††
3.1	Memorandum of Association†
3.2	Bye-laws†
4.1	Specimen Share Certificate†
4.2	Amended and Restated Shareholders Agreement among Aircastle Limited and Fortress Investment Fund III LP, Fortress Investment Fund III (Fund B) LP, Fortress Investment Fund III (Fund C) LP, Fortress Investment Fund III (Fund D) L.P., Fortress Investment Fund III (Fund E) LP, Fortress Investment Fund III (Coinvestment Fund A) LP, Fortress Investment Fund III (Coinvestment Fund B) LP, Fortress Investment Fund III (Coinvestment Fund C) LP, Fortress Investment Fund III (Coinvestment Fund D) L.P., Drawbridge Special Opportunities Fund LP, Drawbridge Special Opportunities Fund Ltd. and Drawbridge Global Macro Master Fund Ltd.†
5.1	Opinion of Conyers Dill & Pearman
10.1	Aircastle Limited 2005 Equity and Incentive Plan†
10.2	Form of Restricted Share Purchase Agreement†
10.3	Form of Restricted Share Grant Letter†
10.4	Form of International Restricted Share Grant Letter†
10.5	Letter Agreement, dated May 2, 2005, between Aircastle Limited and Ron Wainshal†
10.6	Letter Agreement, dated February 3, 2005, between Aircastle Limited and Mark Zeidman†
10.7	Letter Agreement, dated March 8, 2006, between Aircastle Advisor LLC and Mark Zeidman†
10.8	Letter Agreement, dated February 3, 2005, between Aircastle Limited and David Walton†
10.9	Letter Agreement, dated March 8, 2006, between Aircastle Advisor LLC and David Walton†
10.10	Letter Agreement, dated July 15, 2004, between Fortress Investment Group LLC and Joseph Schreiner†
10.11	Letter Agreement, dated February 24, 2006, between Aircastle Advisor LLC and Joseph Schreiner†

Exhibit No.	Description
10.12	Letter Agreement, dated April 29, 2005, between Aircastle Advisor LLC and Jonathan Lang†
10.13	Letter Agreement, dated March 8, 2006 between Aircastle Advisor LLC and Jonathan M. Lang†
10.14	Letter Agreement, dated January 8, 2007, between Aircastle Advisor LLC and Michael Platt††††
10.15	Credit Agreement, dated as of February 28, 2006, by and among Aircastle Investment Holdings 2 Limited, Aircastle Ireland No. 3 Limited, certain Holding Subsidiary Trusts and Holdings SPCs designated as Borrowing Affiliates, JPMorgan Chase Bank, N.A., Bear Stearns Corporate Lending Inc. and Citibank, N.A.†
10.16	Parent Guarantor Guaranty Agreement, dated as of February 28, 2006, by Aircastle Limited to JPMorgan Chase Bank, N.A.†
10.17	364-Day Senior Secured Credit Agreement, dated as of October 25, 2005, by and among Aircastle Ireland No. 2 Limited, the borrowers party thereto, Citibank, N.A. and the other lenders party thereto from time to time†
10.18	Subscription Agreement, dated as of April 28, 2006, between Aircastle Limited and Ueberroth Family Trust†
10.19	Remarketing, Administrative and Technical Services Letter, dated as of January 1, 2006 between Aircastle Advisor LLC and FIT Aero Investments Limited†
10.20	Remarketing, Administrative and Technical Services Letter, dated as of January 1, 2006 between Aircastle Advisor (Ireland) Limited and FIT Aero Investments Limited†
10.21	Third Amended and Restated Credit Agreement, dated as of October 24, 2005, by and among Aircastle Investment Holdings Limited, Aircastle Ireland No. 1 Limited, certain Holding Subsidiary Trusts and Holdings SPCs designated as borrowing affiliates, ABH 12 Limited, JPMorgan Chase Bank, N.A. and Bear Stearns Corporate Lending Inc.†
10.22	First Amendment, dated as of November 7, 2005, to the Third Amended and Restated Credit Agreement†
10.23	Second Amendment, dated as of February 24, 2006, to the Third Amended and Restated Credit Agreement†
10.24	Third Amendment, dated as of April 28, 2006, to the Third Amended and Restated Credit Agreement†
10.25	Letter of Intent, dated March 17, 2006 by and between Aircastle Advisor LLC and First Greenwich Kahala Limited†
10.26	Trust Indenture, dated as of June 15, 2006, among ACS Aircraft Finance Bermuda Limited, as Issuer, ACS Aircraft Finance Ireland PLC, as Guarantor, Deutsche Bank Trust Company Americas, in its capacity as the Cash Manager, Deutsche Bank Trust Company Americas, in its capacity as the person accepting appointment as the Trustee under the Indenture, CALYON, Financial Guaranty Insurance Company and Deutsche Bank Trust Company Americas, in its capacity as the Drawing Agent†

Exhibit No.	Description
10.27	Trust Indenture, dated as of June 15, 2006, among ACS Aircraft Finance Ireland PLC, as Issuer, ACS Aircraft Finance Bermuda Limited, as Guarantor, Deutsche Bank Trust Company Americas, in its capacity as the Cash Manager, Deutsche Bank Trust Company Americas, in its capacity as the person accepting appointment as the Trustee under the Indenture, CALYON, Financial Guaranty Insurance Company and Deutsche Bank Trust Company Americas, in its capacity as the Drawing Agent†
10.28	Amended and Restated Aircastle Limited 2005 Equity and Incentive Plan†
10.29	First Amendment, dated as of June 15, 2006, to the Credit Agreement, dated as of February 28, 2006, by and among Aircastle Investment Holdings 2 Limited, Aircastle Ireland No. 3 Limited, certain Holding Subsidiary Trusts and Holdings SPCs designated as Borrowing Affiliates, JPMorgan Chase Bank, N.A., Bear Stearns Corporate Lending Inc. and Citibank, N.A.†
10.30	Amendment No. 1, dated as of July 18, 2006, to the 364-Day Senior Secured Credit Agreement, dated as of October 25, 2005, by and among Aircastle Ireland No. 2 Limited, the borrowers party thereto, Citibank, N.A. and the other lenders party thereto from time to time†
10.31	Form of Indemnification Agreement with directors and officers.†
10.32	Aircraft Sale and Purchase Agreement, dated as of August 17, 2006, between Maersk Aircraft A/S and Wells Fargo Bank Northwest, N.A. (not in its individual capacity but solely as Owner Trustee) in respect of Aircraft msn 28010††
10.32	Aircraft Lease Novation and Amendment Agreement, dated as of August 17, 2006, between Maersk Aircraft A/S and Wells Fargo Bank Northwest, N.A. (not in its individual capacity but solely as Owner Trustee) and Sterling Airlines A/S in respect of Aircraft msn 28010††
10.33	Lease Agreement, dated as of September 12, 2005, between Maersk Aircraft A/S and Sterling Airlines A/S in respect of Aircraft msn 28010††
10.34	Amendment and Restatement, dated as of December 15, 2006, of the Credit Agreement, dated as of February 28, 2006, by and among Aircastle Investment Holdings 2 Limited, Aircastle Ireland No. 3 Limited and certain Borrowing Affiliates, as Borrowers, and JPMorgan Chase Bank, N.A., Bear Stearns Corporate Lending Inc. and Citicorp North America, Inc., as Lenders, and JPMorgan Chase Bank, N.A., as Agent †††
10.35	Credit Agreement, dated as of December 15, 2006, among Aircastle Limited as Parent, Aircastle Holding Corporation Limited, Aircastle Ireland Holdings Limited, as Borrowers, JPMorgan Chase Bank, N.A., Bear Stearns Corporate Lending Inc. and Citicorp North America, Inc., as Lenders, and JPMorgan Chase Bank, N.A., as Agent †††
10.36	Guaranty Agreement, dated as of December 15, 2006, among Aircastle Limited, Aircastle Advisor LLC, Aircastle Bermuda Securities Limited and Aircastle Ireland Holdings Limited, as Guarantors, and JPMorgan Chase Bank, N.A., as Agent for the Lenders †††
21.1	Subsidiaries of the Registrant†
23.1	Consent of Ernst & Young LLP

Exhibit No.	Description
23.2	Consent of Conyers Dill & Pearman (included in Exhibit 5.1)
23.3	Consent of BACK Aviation Services
23.4	Consent of Simat Helliesen & Eichner, Inc.
23.5	Consent of International Bureau of Aviation**
23.6	Consent of Aviation Specialists Group**
23.7	Consent of ESG Aviation Services and Airline Monitor
24.1	Power of Attorney*

†	Incorporated by reference to the Company’s registration statement on Form S-1, filed with the SEC on June 2, 2006, as amended on July 10, 2006, July 25, 2006 and August 2, 2006.

††	Incorporated by reference to the Company’s current report on Form 8-K filed with the SEC on August 18, 2006.

†††	Incorporated by reference to the Company’s current report on Form 8-K filed with the SEC on December 18, 2006.

††††	Incorporated by reference to the Company’s current report on Form 8-K filed with the SEC on January 9, 2007.

†††††	Incorporated by reference to the Company’s current report on Form 8-K filed with the SEC on January 25, 2007.

*	Included as part of the signature pages previously filed.

**	To be filed by amendment.